Exhibit 99.1

MINING FOR A NEW WORLD

DEVELOPMENT
TRANSPARENCY
SHARING
OPPORTUNITY
ESG
STRATEGY
EQUALITY
INCLUSION
COMMITMENT
VISION
DELIVERY
VALUE
SUSTAINABILITY
SAFETY
DIVERSITY
INTEGRITY
COMMUNITY

BARRICK

Delivering the future

Annual Report 2020

MINING FOR A NEW WORLD Delivering the future Annual Report 2020

Mining i s a b u s i n e s s , a n d l i ke a ny commercial enterprise it has to change with the times if it is to survive, let alone prosper. In recent years, the world has changed fundamentally, with paradigms shifting almost beyond recognition. Artificial intelligence is transforming the way we communicate, make decisions and execute them. Growing concerns about climate change as well as race and gender inequality are driving thousands of protesters into the streets. Governments have responded to their demands through legislation; major funds have made the newly minted metric, ESG, a prime investment criterion. Barrick has not needed to respond hastily to changing values and expectations. Social responsibility, protection of the environment, partnership with its host countries, care for its employees and concern for human rights have always been core components of its overall strategy, which is to be the world’s most valued gold company, in every sense of the word‘valued’. That is why Barrick is not only an industry leader in technological innovation but is setting the pace for mining’s cultural alignment with the modern world. 1 2020 highlights 2 Key performance indicators 4 Corporate profile 6 Our global business 8 Our Tier One assets 10 Letter from the Executive Chairman 12 Board of directors 14 Message from the President and CEO 18 Executive committee 20 Financial review 22 Gold market overview 24 A new generation of leaders 26 Mining for a better world 34 Our regions and operations 40 Reserves and resources 42 Exploration 47 Endnotes 48 Financial report Unless otherwise indicated, all amounts are expressed in US dollars. Barrick Gold Corporation NYSE : GOLD • TSX : ABX www.barrick.com

2020 STRATEGY DRIVES Barrick back in business in Tanzania; settles all legacy disputes Q4/19 dividend increased 40% to 7 cents per share1 Gold reserves increased at higher grades compared to the previous year Combination of Barrick’s Massawa project with Teranga’s Sabodala project completed Covid-19 response plans activated at all sites Covid-19 support program for host countries launched Shipping of gold concentrate stockpiled from Bulyanhulu and Buzwagi resumes Barrick challenges non-extension of Porgera special mining lease Q1/20 dividend of 7 cents per share declared First $100m tranche of $300m settlement paid to the Government of Tanzania Kibali commissions new battery technology to further offset the need for diesel generators Disinvestment in non-core interests continues as Barrick focuses on Tier Onei assets

Nevada Gold Mines (NGM) exceeds all expectations in first year Q2/20 dividend increased 14% to 8 cents per share1 Sale of Morila stake announced in line with focus on Tier One assets Achieved $1.5bn target in non-core asset sale proceeds Pueblo Viejo plant expansion receives Environmental Impact Assessment approval Underground mining resumed at Bulyanhulu Loulo-Gounkoto pioneers first solar power project in the Africa and Middle East region Barrick sells interests in Eskay Creek Twiga pays maiden dividend of $250m Barrick sells interests in Bullfrog Q3/20 dividend increased 12.5% to 9 cents per share1 Barrick retains its listing in the prestigious Dow Jones Sustainability World Index for the 13th consecutive year Zero debt, net of cash from $13.4bn in 2013 Operating cash flow of $5.4bn, record annual free cash flowi of $3.4bn Q4/20 dividend of 9 cents per share declared, up 3x since the Randgold merger announcement $750m proposed return of capital to shareholders

2020 HIGHLIGHTS[1]

GROUP GOLD PRODUCTION
4.8 MOZ

NET EARNINGS
$2,324 MILLION

DEBT, NET OF CASH
↓101%
($33) MILLION

DIVIDEND PER SHARE[2]
↑65%
TO $0.33

ADJUSTED NET EARNINGS PER SHARE[i]
↑125%
$1.15

NET CASH PROVIDED BY OPERATING ACTIVITIES
↑91%
$5,417 MILLION

FREE CASH FLOW[i]
↑197%
$3,363 MILLION

ENVIRONMENTAL INCIDENTS
ZERO
CLASS 1[i]

NYSE SHARE PRICE
↑23%

2021 GUIDANCE[ii]

4.4 - 4.7MOZ
GOLD PRODUCTION

$1,020 - 1,070/OZ
COST OF SALES[i]

$680 - 730/OZ
TOTAL CASH COSTS[i]

$970 - 1,020/OZ
AISC[i]

410 - 460Mlb
COPPER PRODUCTION

$1.90 - 2.10/lb
COST OF SALES[i]

$1.40 - 1.60/lb
C1 CASH COSTS[i]

$2.00 - 2.20/lb
AISC[i]

$1,800 - 2,100 MILLION
TOTAL ATTRIBUTABLE GOLD & COPPER CAPEX

Barrick Gold Corporation | Annual Report 2020 1

2020 HIGHLIGHTS1 GROUP GOLD NET EARNINGS DEBT, NET OF CASH PRODUCTION $2,324 101% 4.8 MOZ MILLION ($33) MILLION DIVIDEND PER SHARE2 ADJUSTED NET NET CASH PROVIDED BY % EARNINGS PER SHAREi OPERATING ACTIVITIES 65% % TO $0.33 125 91 $1.15 $5,417 MILLION FREE CASH FLOWi ENVIRONMENTAL NYSE SHARE PRICE 197% INCIDENTS 23% $3,363 MILLION ZERO CLASS 1i 1 Compared to 2019 unless otherwise noted. 2 Declared in respect of the 2020 fiscal year compared to the 2019 fiscal year. 2021 GUIDANCEii 4.4—4.7MOZ $1,020—1,070/OZ $680—730/OZ $970—1,020/OZ GOLD PRODUCTION COST OF SALESi TOTAL CASH COSTSi AISCi 410—460Mlb $1.90—2.10/lb $1.40—1.60/lb $2.00—2.20/lb COPPER COST OF SALESi C1 CASH COSTSi AISCi PRODUCTION $1,800—2,100 MILLION TOTAL ATTRIBUTABLE GOLD & COPPER CAPEX Barrick Gold Corporation Annual Report 2020 1

Key performance indicators

GOLD PRODUCTION

Moz
6.0
4.5
3.0
1.5
0.0
2018
2019
2020

GOLD COST OF SALES[1]

$/oz
1,100
1,050
1,000
950
900
850
800
2018
2019
2020

GOLD TOTAL CASH COSTS[1]

$/oz
750
700
650
600
550
500
2018
2019
2020

GOLD AISC[1]

$/oz
1,000
950
900
850
800
750
700
2018
2019
2020

COPPER PRODUCTION

Mlb
480
460
440
420
400
380
360
340
2018
2019
2020

COPPER COST OF SALES[1]

$/lb
2.50
2.40
2.30
2.20
2.10
2.00
1.90
1.80
2018
2019
2020

COPPER C1 CASH COSTS[1]

$/lb
2.50
2.00
1.50
1.00
0.50
0.00
2018
2019
2020

COPPER AISC[1]

$/lb
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2018
2019
2020

SAFETY FREQUENCY RATE STATISTICS

3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.12
2.00
2.09
2.28
2.76
2.18
2.23
1.86
1.63
1.60
2.07
1.43
0.62
0.42
0.43
0.46
0.61
0.62
0.41
0.47
0.32
0.27
0.46
0.32
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Lost Time Injury Frequency Rate (LTIFR)[1]
Total Recordable Injury Frequency Rate (TRIFR)[1]

ENVIRONMENTAL INCIDENTS

30
25
20
15
10
5
0
30
13
8
0
0
0
2018
2019
2020
Class 1[1]
Class 2[1]

2 Annual Report 2020 | Barrick Gold Corporation

Key performance indicators GOLD TOTAL GOLD PRODUCTION GOLD COST OF SALESi CASH COSTSi GOLD AISCi Moz $/oz $/oz $/oz 6.0 1,100 750 1,000 1,050 700 950 4.5 1,000 900 3.0 950 650 850 600 900 800 1.5 850 550 750 0.0 800 500 700 2018 2019 2020 2018 2019 2020 2018 2019 2020 2018 2019 2020 COPPER C1 COPPER PRODUCTION COPPER COST OF SALESi CASH COSTSi COPPER AISCi Mlb $/lb $/lb $/lb 480 2.50 2.50 3.00 460 2.40 2.50 2.00 440 2.30 2.00 420 2.20 1.50 1.50 400 2.10 1.00 1.00 380 2.00 0.50 0.50 360 1.90 340 1.80 0.00 0.00 2018 2019 2020 2018 2019 2020 2018 2019 2020 2018 2019 2020 ENVIRONMENTAL SAFETY FREQUENCY RATE STATISTICS INCIDENTS 3.0 2.75 30 30 2.5 2.12 2.00 2.28 25 2.09 2.18 2.23 1.86 2.07 20 2.0 1.63 1.60 1.43 15 1.5 13 10 1.0 8 0.61 5 0.52 0.42 0.43 0.46 0.52 0.41 0.47 0.32 0.27 0.45 0.5 0.32 0 0 0 0 0.0 Q1 18 Q2 18 Q3 18 Q4 18 Q1 19 Q2 19 Q3 19 Q4 19 Q1 20 Q2 20 Q3 20 Q4 20 2018 2019 2020 Lost Time Injury Frequency Rate (LTIFR)i Class 1i Total Recordable Injury Frequency Rate (TRIFR)i Class 2i 2 Annual Report 2020 Barrick Gold Corporation

NET CASH PROVIDED BY OPERATING ACTIVITIES

$ million
6,000
5,000
4,000
3,000
2,000
1,000
0
2018
2019
2020

FREE CASH FLOW[1]

$ million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2018
2019
2020

DEBT, NET OF CASH

$ million
4,500
3,750
3,000
2,250
1,500
750
0
-750
2018
2019
2020

DIVIDEND PER SHARE[1]

$
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
2018
2019
2020

EPS

$
2.50
1.75
1.00
0.25
-0.50
-1.25
-2.00
2018
2019
2020

ADJUSTED EPS[1]

$
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2018
2019
2020

PROJECT CAPITAL EXPENDITURES[2]

$ million
500
450
400
350
300
2018
2019
2020

[2] *Amounts presented on a consolidated cash basis.*

GOLD AND COPPER PRICE

$/oz
$/lb
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
4.00
3.00
2.00
1.00
0.00
2018
2019
2020
Market gold price ($/oz)
Market copper price ($/lb)

Barrick Gold Corporation | Annual Report 2020 3

A clear strategy drives performance. In the two years since the completion of the merger with Randgold, we have made considerable progress towards our goal of delivering the industry’s best returns. These achievements were produced on the foundation of a world-class asset base, a fit-for-purpose structure and an agile leadership team who have more than lived up to our ‘best people’ mantra. NET CASH PROVIDED BY OPERATING ACTIVITIES FREE CASH FLOWi DEBT, NET OF CASH DIVIDEND PER SHARE1 $ million $ million $ million $ 6,000 4,000 4,500 0.35 5,000 3,500 3,750 0.30 3,000 3,000 0.25 4,000 2,500 2,250 0.20 3,000 2,000 1,500 0.15 2,000 1,500 750 0.10 1,000 1,000 500 0 0.05 0 0 -750 0.00 2018 2019 2020 2018 2019 2020 2018 2019 2020 2018 2019 2020 1 Declared in respect of the 2018, 2019 or 2020 fiscal year. PROJECT CAPITAL GOLD AND COPPER EPS ADJUSTED EPSi EXPENDITURES2 PRICE $ $ $ million $/oz $/lb 2.50 1.20 500 2,200 4.00 1.75 1.00 2,000 450 1,800 3.00 1.00 0.80 1,600 0.25 0.60 400 2.00 -0.50 0.40 1,400 350 1,200 1.00 -1.25 0.20 1,000 -2.00 0.00 300 800 0.00 2018 2019 2020 2018 2019 2020 2018 2019 2020 2018 2019 2020 2 Amounts presented on a Market gold price ($/oz) consolidated cash basis. Market copper price ($/lb) Barrick Gold Corporation Annual Report 2020 3

Barrick Gold is a sector-leading gold and copper producer. Corporation Its shares trade on the New York Stock Exchange under the symbol GOLD and on the Toronto Stock Exchange under the symbol ABX. In January 2019 Barrick merged with Randgold Resources and in July that year it combined its gold mines in Nevada, USA, with those of Newmont Corporation in a joint venture, Nevada Gold Mines, which is majority-owned and operated by Barrick. Nevada Gold Mines is the world’s largest gold mining complex. Barrick owns and operates six Tier One gold mines: Cortez, Carlin and Turquoise Ridge in Nevada, Loulo-Gounkoto in Mali, Kibali in the Democratic Republic of Congo and Pueblo Viejo in the Dominican Republic. It has gold and copper mines and projects in 13 countries in North and South America, Africa, Papua New Guinea and Saudi Arabia. Barrick’s diversified portfolio spans the world’s most prolific gold districts and is focused on high-margin, long-life assets. Our vision is to build the world’s most valued gold company by owning the best assets, managed by the best people to deliver the best returns. 4 Annual Report 2020 Barrick Gold Corporation

Our strategic targets Asset quality Grow our portfolio of Tier One gold mines as well as other strategic assets with an emphasis on organic growth Invest in exploration across extensive land positions in the world’s most prolific gold districts Maximize the long-term value of our strategic copper business Bring non-core assets to account in a carefully calculated manner Operational excellence Strive for zero harm workplaces Operate a flat management structure with a strong ownership culture Streamline management and operations w i t h m a n a g e r s a c c o u n ta b l e fo r t h e businesses they run Leverage innovation and technology to promote industry-leading efficiencies Build trust-based partnerships with host governments, business partners and local communities to drive shared long-term value Sustainable profitability Follow a disciplined approach to growth and proactively manage impacts on the wider environment, emphasizing long-term value for all stakeholders Increase returns to shareholders, driven by a focus on return on capital, internal rate of return and free cash flowi Barrick Gold Corporation Annual Report 2020

Our global business[1]

USA
Donlin Gold (50%)
M&I Resources[1]: 20Moz
Inferred Resources[1]: 3.0Moz
Golden Sunlight (100%)
Nevada Gold Mines (61.5%)
Turquoise Ridge Complex[2]
100% Production: 537koz
Attributable Production: 330koz
P&P Reserves[1]: 7.7Moz
M&I Resources[3]: 10Moz
Inferred Resources[3]: 1.2Moz
Carlin Complex[2]
100% Production: 1,665koz
Attributable Production: 1,024koz
P&P Reserves[1]: 12Moz
M&I Resources[3]: 19Moz
Inferred Resources[3]: 1.6Moz
Cortez Complex[2]
100% Production: 799koz
Attributable Production: 491koz
P&P Reserves[4]: 6.0Moz
M&I Resources[3,4]: 12Moz
Inferred Resources[3,4]: 3.4Moz
Goldrush[4] (61.5%)
P&P Reserves[1]: 1.2Moz
M&I Resources[3]: 5.5Moz
Inferred Resources[3]: 2.5Moz
Fourmile (100%)
M&I Resources[1]: 0.47Moz
Inferred Resources[1]: 2.3Moz
CANADA
Hemlo (100%)
Production: 223koz
P&P Reserves[1]: 1.5Moz
M&I Resources[3]: 3.3Moz
Inferred Resources[3]: 0.9Moz
Corporate office, Toronto
DOMINICAN REPUBLIC
Pueblo Viejo[2] (60%)
100% Production: 903koz
Attributable Production: 542koz
P&P Reserves[1]: 6.2Moz
M&I Resources[3]: 15Moz
Inferred Resources[3]: 2.4Moz
CHILE
Zaldívar (50%)
100% Production: 212Mlb
Attributable Production: 106Mlb
P&P Reserves[1]: 2.3Blb
M&I Resources[3]: 5.2Blb
Inferred Resources[3]: 270Mlb
PERU
Lagunas Norte[5] (100%)
Pierina (100%)
Norte Abierto (50%)
P&P Copper Reserves[1]: 2.9Blb
M&I Copper Resources[3]: 5.5Blb
Inferred Copper Resources[3]: 1.4Blb
P&P Gold Reserves[1]: 12Moz
M&I Gold Resources[3]: 22Moz
Inferred Gold Resources[3]: 4.4Moz
Pascua-Lama (100%)
M&I Resources[1]: 21Moz
Inferred Resources[1]: 0.86Moz
Alturas (100%)
Inferred Resources[1]: 6.9Moz
ARGENTINA
Veladero (50%)
100% Production: 452koz
Attributable Production: 226koz
P&P Reserves[1]: 2.6Moz
M&I Resources[3]: 3.1Moz
Inferred Resources[3]: 0.58Moz
Gold producing
Projects
Copper producing
In closure
Care and maintenance
Corporate office

6 Annual Report 2020 | Barrick Gold Corporation

Our global business1 Donlin Gold (50%) M&I Resourcesi: 20Moz Inferred Resourcesi: 3.0Moz Golden Sunlight (100%) Nevada Gold Mines (61.5%) Turquoise Ridge Complex2 100% Production: 537koz Attributable Production: 330koz P&P Reservesi: 7.7Moz M&I Resources3,i: 10Moz Inferred Resources3,i: 1.2Moz Carlin Complex2 100% Production: 1,665koz Attributable Production: 1,024koz P&P Reservesi: 12Moz M&I Resources3,i: 19Moz Inferred Resources3,i: 1.6Moz Cortez Complex2 100% Production: 799koz Attributable Production: 491koz P&P Reserves4,i: 6.0Moz M&I Resources3,4,i: 12Moz Inferred Resources3,4,i: 3.4Moz Goldrush4 (61.5%) P&P Reservesi: 1.2Moz M&I Resources3,i: 5.5Moz Inferred Resources3,i: 2.5Moz Fourmile (100%) M&I Resourcesi: 0.47Moz Inferred Resourcesi: 2.3Moz Norte Abierto (50%) P&P Copper Reservesi: 2.9Blb M&I Copper Resources3,i: 5.5Blb Inferred Copper Resources3,i: 1.4Blb Hemlo (100%) Production: 223koz P&P Reservesi: 1.5Moz M&I Resources3,i: 3.3Moz Inferred Resources3,i: 0.9Moz Corporate office, Toronto DOMINICAN REPUBLIC Pueblo Viejo2 (60%) 100% Production: 903koz Attributable Production: 542koz P&P Reservesi: 6.2Moz M&I Resources3,i: 15Moz Inferred Resources3,i: 2.4Moz Zaldívar (50%) 100% Production: 212Mlb Attributable Production: 106Mlb P&P Reservesi: 2.3Blb M&I Resources3,i: 5.2Blb Inferred Resources3,i: 270Mlb P&P Gold Reservesi: 12Moz M&I Gold Resources3,i: 22Moz Inferred Gold Resources3,i: 4.4Moz Pascua-Lama (100%) M&I Resourcesi: 21Moz Inferred Resourcesi: 0.86Moz Alturas (100%) Inferred Resourcesi: 8.9Moz Veladero (50%) 100% Production: 452koz Attributable Production: 226koz P&P Reservesi: 2.6Moz M&I Resources3,i: 3.1Moz Inferred Resources3,i: 0.58Moz Gold producing In closure Projects Care and maintenance Copper producing Corporate office Annual Report 2020 Barrick Gold Corporation

MALI
Loulo-Gounkoto Complex[2] (80%)
100% Production: 680koz
Attributable Production: 544koz
P&P Reserves[1]: 6.7Moz
M&I Resources[3,4]: 9.0Moz
Inferred Resources[3,4]: 2.0Moz
DEMOCRATIC REPUBLIC OF CONGO
Kibali[2] (45%)
100% Production: 808koz
Attributable Production: 364koz
P&P Reserves[1]: 4.2Moz
M&I Resources[3,4]: 7.0Moz
Inferred Resources[3,4]: 0.67Moz
CÔTE D'IVOIRE
Tongon (89.7%)
100% Production: 284koz
Attributable Production: 255koz
P&P Reserves[1]: 0.57Moz
M&I Resources[3,4]: 0.79Moz
Inferred Resources[3,4]: 0.21Moz
SAUDI ARABIA
Jabal Sayid (50%)
100% Production: 150Mlb
Attributable Production: 75Mlb
P&P Reserves[1]: 620Mlb
M&I Resources[3,4]: 790Mlb
Inferred Resources[3,4]: 79Mlb
PAPUA NEW GUINEA
Porgera (47.5%)
P&P Reserves[1]: 2.4Moz
M&I Resources[3,4]: 3.9Moz
Inferred Resources[3,4]: 1.1Moz
TANZANIA
North Mara (84%)
100% Production: 311koz
Attributable Production: 261koz
P&P Reserves[1]: 2.0Moz
M&I Resources[3,4]: 3.9Moz
Inferred Resources[3,4]: 1.6Moz
Bulyanhulu (84%)
100% Production: 52koz
Attributable Production: 44koz
P&P Reserves[1]: 2.0Moz
M&I Resources[3,4]: 3.6Moz
Inferred Resources[3,4]: 7.0Moz
Buzwagi (84%)
100% Production: 100koz
Attributable Production: 84koz
P&P Reserves[1]: 0.042Moz
M&I Resources[3,4]: 0.16Moz
ZAMBIA
Lumwana (100%)
Production: 276Mlb
P&P Reserves[1]: 6.3Blb
M&I Resources[3,4]: 12Blb
Inferred Resources[3,4]: 12Mlb

Barrick Gold Corporation | Annual Report 2020 7

Loulo-Gounkoto Complex2 (80%) 100% Production: 680koz Attributable Production: 544koz P&P Reservesi: 6.7Moz M&I Resources3,i: 9.0Moz Inferred Resources3,i: 2.0Moz CÔTE D’IVOIRE Tongon (89.7%) 100% Production: 284koz Attributable Production: 255koz P&P Reservesi: 0.57Moz M&I Resources3,i: 0.79Moz Inferred Resources3,i: 0.21Moz Kibali2 (45%) 100% Production: 808koz Attributable Production: 364koz P&P Reservesi: 4.2Moz M&I Resources3,i: 7.0Moz Inferred Resources3,i: 0.67Moz SAUDI ARABIA Jabal Sayid (50%) 100% Production: 150Mlb Attributable Production: 75Mlb P&P Reservesi: 620Mlb M&I Resources3,i: 790Mlb Inferred Resources3,i: 79Mlb Lumwana (100%) Production: 276Mlb P&P Reservesi: 6.3Blb M&I Resources3,i: 12Blb Inferred Resources3,i: 12Mlb North Mara (84%) 100% Production: 311koz Attributable Production: 261koz P&P Reservesi: 2.0Moz M&I Resources3,i: 3.9Moz Inferred Resources3,i: 1.6Moz Bulyanhulu (84%) 100% Production: 52koz Attributable Production: 44koz P&P Reservesi: 2.0Moz M&I Resources3,i: 3.6Moz Inferred Resources3,i: 7.0Moz Buzwagi (84%) 100% Production: 100koz Attributable Production: 84koz P&P Reservesi: 0.042Moz M&I Resources3,i: 0.18Moz Porgera (47.5%) P&P Reservesi: 2.4Moz M&I Resources3,i: 3.9Moz Inferred Resources3,i: 1.1Moz 1 All figures as at December 31, 2020. 2 Tier One mine. 3 Mineral resources are reported inclusive of mineral reserves. 4 Mineral reserves and resources at Cortez are reported inclusive of Goldrush. 5 In Q1 2021, Barrick announced the sale of Lagunas Norte to Boroo Pte Ltd (Singapore). Barrick Gold Corporation Annual Report 2020

Our Tier One assets Carlin Complex consists of multiple open pit and underground mines and several processing facilities. These include two roasters, an autoclave, an oxide mill and heap leach pads. The Carlin Trend is the most significant ore- controlling fault in Nevada and will be a key exploration focus at Barrick for many years. It includes targets at North Leeville, Ren and the Carlin Basin. 2020 Production1: 1,665koz Kibali is one of the largest gold mines in Africa. It consists of open pit and underground operations, as well as a 7.2Mtpa processing plant. First gold was poured in 2013 from open pit operations, while full underground commissioning was completed at the end of 2017. Successful reserve growth in 2020 has extended the open pit mine life at the asset beyond 10 years. Kibali is one of of the most automated underground mines in the world. 2020 Production1: 808koz Cortez Complex consists of the Pipeline open pit complex and the Cortez Hills underground operation. Processing at Cortez consists of an oxide mill and heap leach pads, with refractory material processed at Carlin. Pouring its first gold over 150 years ago, Cortez is expected to continue producing long into the future through projects such as Goldrush, Robertson and potentially Fourmile. 2020 Production1: 799koz

Pueblo Viejo consists of two open pits, Moore and Monte Negro, with processing through autoclaves. The plant and tailings expansion projects remain on track and on budget, with construction activities ramping up following Environmental Impact Assessment approval for the plant expansion in the third quarter of 2020. The proposed expansion of Pueblo Viejo will extend its life as well as its significant contribution to the Dominican Republic’s economy until 2040 and beyond. 2020 Production1: 903koz Loulo-Gounkoto Complex comprises the Yalea and Gara underground mines at Loulo, as well as the Gounkoto open pit. Production from Loulo started in 2005 as an open pit operation. Gounkoto, a greenfields discovery, poured first gold in 2011 with ore processed at Loulo. Development ore from the complex’s third underground mine, located at Gounkoto, is expected in the second quarter of 2021. 2020 Production1: 680koz Turquoise Ridge Complex, which includes Twin Creeks, consists of multiple open pit and underground mines as well as an autoclave, oxide mill and a heap leach pad. The high-grade Turquoise Ridge underground mine is the value driver of the complex and construction of a third shaft at the operation is on schedule and within budget. Together with increased hoisting capacity, the third shaft is expected to provide additional ventilation for underground mining operations as well as shorter material haulage distances. 2020 Production1: 537koz Notes 1 Production is presented on a 100% basis. Nevada Gold Mines is owned 61.5% by Barrick (the operator) and 38.5% by Newmont. Kibali is owned 45% by Barrick (the operator), 45% by AngloGold Ashanti and 10% by SOKIMO. Loulo-Gounkoto is owned 80% by Barrick (the operator) and 20% by the Government of Mali. Pueblo Viejo is owned 60% by Barrick (the operator) and 40% by Newmont.

Letter from the Executive Chairman This time last year, when the Covid-19 pandemic had just descended upon the world, I wrote to you that this was a global disaster which would radically change the way we live and work. If anything, that has proved to be an understatement. While the vaccination programs now widely under way will curb and may conquer the virus, the destruction it leaves in its wake will exact an as yet incalculable socio-economic toll. Barrick responded promptly and effectively to the pandemic. Our alert and agile management, our culture of partnership and our commitment to being a good neighbour, not only shielded our people and business from the pandemic’s worst impacts, but also safeguarded the communities in which we operate. We provided substantial financial and operational support to our host countries and, by stimulating small and medium-sized enterprises, we are creating an environment in which our communities and partners can survive the pandemic and thrive in its aftermath. The challenges posed by the pandemic have brought the importance of strong ESG governance into sharper focus for investors, governments and communities alike. Operating responsibly, however, is not something new for Barrick. It is entrenched in our DNA. Our approach to sustainability governance is simple – we foster accountability at the site level, on the ground where the business is, not from a corporate office. That is why one of the first changes we made following the merger with Randgold (the Merger) was to establish the Environmental and Social Oversight Committee (E&S Committee). The E&S Committee is chaired by Mark Bristow and brings management and sustainability teams from every site together on a quarterly basis to review our performance against a range of sustainability KPIs. It also reviews emerging challenges and opportunities to enable collective brainstorming and knowledge sharing. The E&S Committee includes an independent sustainability consultant in an advisory role. Covid-19 was not the only challenge Barrick faced in 2020. After taking over the Tanzanian assets we ended the three-year-long standoff between their former operators and the government, settled all outstanding disputes, re-planned and re-started the mines and established a ground-breaking formal partnership with the state. Elsewhere too we made significant progress in resolving long-standing relationship issues and restoring or reinforcing our social licence to operate. In Papua New Guinea, we continue to negotiate the resumption of mining at Porgera. Under these circumstances, the Barrick team led by Mark Bristow, supported by the corporate and regional executives, did extremely well to build on 2019’s excellent performance, capitalizing fully on the higher gold price and delivering on our production guidance. We ended 2020 with one of the industry’s strongest balance sheets, having increased the quarterly dividend threefold since the announcement of the Merger more than two years ago. As described in this Annual Report, we also propose to return surplus funds to shareholders through a return of capital in 2021, further increasing returns to our shareholders while maintaining the strength of our balance sheet. During the year we made significant progress in building our future leadership by injecting youth and diversity into a highly experienced team, thus aligning it not only with technological advances but also with the evolving expectations of a rapidly changing world.

A wide range of skills, experience, perspectives and backgrounds will, we believe, foster continuing innovation, equip us to deal effectively with opportunities, challenges and risks, and draw us even closer to our stakeholders worldwide. Barrick has a high-performance culture and, in order to attract outstanding people who will share our vision and values, our compensation model is ownership-based. A broad spectrum of our employees are also shareholders, with a stake in the future success of the company and a common interest with our other investors. We are also focused on Board renewal and have increased its diversity, including gender diversity, since the Merger. During these two years we have added two new Directors to our Board of 10. They are highly qualified women who were identified through a rigorous search and selection process: Ms Loreto Silva, who has significant expertise in large-scale infrastructure projects and wide-ranging experience in legal and government affairs with a specific focus on South America; and Ms Anne Kabagambe, whose perspective on doing business internationally is informed by her experience in engaging with governments, the private sector and civil society, as well as her knowledge of the global resource, banking, and education sectors, and her previous role as an Executive Director of the World Bank representing the interests of 22 Sub-Saharan African countries. The Board includes international business leaders and mining industry professionals with expertise and experience in working in all the jurisdictions in which Barrick operates. Its broad range of perspectives, skills, professional experience, and backgrounds is designed to best address the opportunities, challenges and risks of our business, and to effectively represent our global stakeholders. Board renewal is a continuing process and the Corporate Governance & Nominating Committee is currently looking for an additional appropriately qualified female candidate to appoint to the Board. The diversity of the team also strengthens our ability to set the sustainability standard for the industry. Last April we became the first mining company to publish a Sustainability Scorecard as part of our annual Sustainability Report. Our grade for 2019 was a B and I am pleased to report that we have improved our performance against almost all sustainability metrics in 2020. Our 2020 Sustainability Report, which will include the new scorecard, will be published in April 2021. The support and guidance of the Board have been of inestimable value in 2020 and I thank my fellow Directors on the Board of Barrick as well as the members of the International Advisory Board for their close involvement with the company and their sage advice on our strategic direction. While our meetings moved online last year, the Barrick Board strengthened its oversight and stewardship, receiving detailed updates from senior management on the company’s response to the pandemic. The Board’s risk oversight was greatly aided by Mark Bristow’s first-hand knowledge of the operations. He visited each of the mines three times in 2020, observing all the safety protocols, and his early decisive action was instrumental in our effective management of the pandemic. Barrick has emerged even stronger from a very difficult year and has made significant progress since the transformational merger with Randgold towards our goal of becoming the world’s most valued gold company, with the best assets, managed by the best people, to deliver the best results. There remains more to do, however, and our five and 10 year plans will keep the team firmly focused on the attainment of our next set of goals. John L Thornton Executive Chairman

Board of directors John L Thornton NON-INDEPENDENT, EXECUTIVE CHAIRMAN OF BARRICK Director since February 2012 Nationality: American Mr Thornton has been Executive Chairman of Barrick since 2014. He has decades of experience in global business, finance, and public affairs. He has served as a director of numerous public companies, including China Unicom, Ford, HSBC, Industrial and Commercial Bank of China, Intel, and News Corporation. J Brett Harvey INDEPENDENT AND LEAD DIRECTOR Director since December 2005 Nationality: American Chair of the Audit & Risk Committee, Audit Committee Financial Expert. Member of the Compensation Committee Mr Harvey was CONSOL Energy Inc’s Chairman Emeritus from May 2016 to May 2017, Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and CEO from June 2010 to May 2014, and CEO from January 1998 to June 2010. Christopher L Coleman INDEPENDENT DIRECTOR Director since January 2019 Nationality: British Chair of the Compensation Committee. Member of the Corporate Governance & Nominating Committee Mr Coleman is the group head of banking at Rothschild & Co and has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. He has had a long-standing involvement in the mining sector in Africa and globally. Mark Bristow NON-INDEPENDENT, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF BARRICK Director since January 2019 Nationality: South African Mr Bristow had been the Chief Executive of Randgold Resources since its incorporation in 1995. Randgold was founded on his pioneering exploration work in West Africa and he subsequently led the company’s growth through the discovery and development of world-class assets. He joined Barrick in his current position with the Merger in January 2019. Gustavo A Cisneros INDEPENDENT DIRECTOR Director since September 2003 Nationality: Venezuelan and Spanish Chair of the Corporate Governance & Nominating Committee. Member of the Compensation Committee Mr Cisneros is the Chairman of Cisneros, a privately-held media, entertainment, telecommunications, and consumer products organization. He is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm.

J Michael Evans INDEPENDENT DIRECTOR Director since July 2014 Nationality: Canadian Member of the Audit & Risk Committee, Audit Committee Financial Expert Mr Evans is the President of Alibaba Group Holding Ltd, a position he has held since August 2015. Prior to becoming President, he was an independent director and member of the audit committee of Alibaba Group Holding Ltd. Anne Kabagambe INDEPENDENT DIRECTOR Director since November 2020 Nationality: Ugandan Member of the Audit & Risk Committee Ms Kabagambe has 35 years’ experience spanning a diverse range of senior leadership positions in international institutions. She is a former Executive Director of the World Bank Group and, prior to the World Bank, she spent 27 years at the African Development Bank. Ms Kabagambe has also served on the boards of the Africa American Institute and Junior Achievement Africa. Loreto Silva INDEPENDENT DIRECTOR Director since August 2019 Nationality: Chilean Member of the Corporate Governance & Nominating Committee Ms Silva serves as a partner at the Chilean law firm Bofill Escobar Silva Abogados. She also serves on the board of Aguas Andinas, the largest water utility in Chile. In 2010, Ms Silva was appointed Vice Minister of Public Works. Ms Silva became the Minister of Public Works at the end of 2012, a position she held until March 2014. Ms Silva has been named one of Chile’s 100 top woman leaders on four occasions. Brian L Greenspun INDEPENDENT DIRECTOR Director since July 2014 Nationality: American Member of the Corporate Governance & Nominating Committee. Member of the Compensation Committee Mr Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and CEO of Greenspun Media Group. He has been appointed to two US Presidential Commissions. Andrew J Quinn INDEPENDENT DIRECTOR Director since January 2019 Nationality: British Member of the Audit & Risk Committee For 15 years, prior to his retirement in 2011, Mr Quinn was head of Mining Investment Banking for Europe and Africa at CIBC. He has over 40 years’ experience in the mining industry.

Message from the President and CEO The past year w a s o n e o f d e l i v e r y a n d development for Barrick. In the face of challenging issues across all regions, notably the Covid-19 pandemic, we met our key performance indicators and at the same time made significant progress towards our key strategic objectives. We achieved our production guidance, delivered strong operating cash flow of $5.4 billion and set a new annual record of $3.4 billion for free cash flowi, which has increased more than ninefold since the Merger was completed two years ago. Our focus on Tier One and other strategic assets has unlocked material synergies and opportunities, as well as realizing the promised $1.5 billion from the sale of non-core interests. The Barrick-led establishment of the Nevada Gold Mines joint venture created the world’s largest gold mining complex under our operatorship and added a sixth Tier One mine to our portfolio in the form of the combined Turquoise Ridge and Twin Creeks operation. In Tanzania, we solved the Acacia problem and are now building a potential Tier One complex there. We established Lumwana as a profitable long-life copper mine in Zambia and in Canada we are well on our way to transforming the previously precarious Hemlo into a robust Tier Twoi operation. None of this could have been achieved without the management philosophy imported from Randgold at the time of the Merger and since proven on a global scale. It is based on a fit-for-purpose organizational structure with lean regional management teams. This decentralized structure, one of the fittest in the extractive industry relative to size, promotes high performance and agile, effective decision-making, provides the corporate executive with direct access to line operations and empowers the regional management teams to meet their business objectives. Barrick has more than 20,000 employees and 23,000 contractors at our operations in 13 countries across the world and we seek to make their work safer and more rewarding every day. A modern mining business needs people who share its vision and values, are entrepreneurial and profit-orientated, and alive to technological and societal advances. Through our talent development framework, we are building an effective multicultural and multi-generational workforce capable of leading Barrick into the future. ESG: a clear roadmap towards realistic targets For most, environmental, social and governance (ESG) is an issue that has only recently moved from the margins to the core of investment decision-making and hence operational management. For Barrick, however, sustainability has long been an integral part of the way we do business. In fact, its principles are deeply embedded in our organizational DNA. The effectiveness of Barrick’s ESG strategy – which is powered at all levels by a long-established partnership philosophy and our close relationship with all stakeholders, from investors to host communities – was a key factor in the past year’s performance. This was particularly evident in our successful Covid-19 containment programs, which buffered the impact of the pandemic on our business and people, and also enabled us to provide much needed and welcomed support to our host countries.

The E in ESG has been receiving much of the attention lately but I would argue that its social dimension is as important. I am particularly concerned that the issue of poverty – perhaps the greatest problem facing mankind – is not more prominently on the agenda. The world’s poorest people live in its poorest countries and easing their lot will require a global and not just a local response. This is not to say we underestimate the gravity of the environmental challenge. Barrick has a clear roadmap for the reduction of greenhouse gas emissions which is based on climate science and operational realities rather than wishful thinking or long-dated aspirations. A detailed account of our strategy, plans and practices is given in the sustainability section1 in this Annual Report and is even more comprehensively dealt with in our 2020 Sustainability Report, to be published in April 2021. As will be seen from these disclosures, all our operations are transitioning to cleaner and more efficient energy sources, as well as better water usage, and our new mines are being planned with their environmental impact as a key consideration. In short, Barrick aspires to be an industry leader in ESG as well as in value creation. Robust operations, real opportunities We use our five- and 10-year plans as tools to manage our sustainable profitability, with the five-year plan focused on short-term delivery and the 10-year plan looking further ahead at strategy implementation and capital allocation. North America Now and for the future, Nevada in the North America (NA) region is Barrick’s value foundation and we have spent the past year advancing our knowledge of its orebodies, realizing the joint venture synergies, building their production profile, tightening cost management and exploiting the opportunities created by the removal of fences. Exploration has also been laying the foundation for new near to medium term Life of Mine additions and new discoveries. The best potential for mine additions is at North Leeville, Fourmile and Goldrush as well as the Ren project at Carlin. The most promising opportunities for significant new discoveries are in the area between Turquoise Ridge and Twin Creeks, between Pipeline and Robertson in the Cortez complex and in the Carlin Basin south of Gold Quarry. The Carlin complex is particularly well-endowed with gold deposits and this Tier One asset has some very exciting opportunities not only for resource expansion but also for new world-class discoveries. The Cortez complex also has a wealth of opportunities for expansion and growth. The Goldrush and Fourmile discoveries are good examples of our policy of first understanding the geological framework and then building the exploration programs around that. The Goldrush project is on track to expose its first ore by mid-2021 and the government’s Record of Decision is expected in the first quarter of 2022. Once Goldrush and Fourmile are up and running, they will boost the complex’s annual production and secure its Tier One status for years to come. In the meantime, Cortez has been fully integrated as a combined underground and open pit operation. Turquoise Ridge turned its performance around in the fourth quarter of 2020 after struggling earlier in the year and ongoing optimization should deliver further improvement. Its third shaft, scheduled for commissioning in late 2022, will also lift its efficiency level. Turquoise Ridge Underground boasts one of the highest grades in the world and has great growth prospects. In Canada, Hemlo has made a remarkable journey from survival mode to a profitable operation. At the time of the Merger, we doubted whether it was a viable asset but after unpacking the geology and rebuilding the models we found many opportunities not only to turn it into an efficient underground operation but also to expand its reserves and extend its life. Latin America and Asia Pacific Latin America and Asia Pacific (LATAM and AP) is a region with many challenges – mainly legacy issues that impact our social licence to operate – but also hosts an abundance of opportunities. We have put a great deal of work into fixing our businesses and relationships there, and a new exploration team is looking to increase our footprint. In the Dominican Republic, Pueblo Viejo’s expansion project is expected to realize the operation’s full potential by unlocking just over 9 million ounces of measured and indicated gold resources2,i currently excluded from reserves due to the lack of adequate tailings storage capacity. The plant is being upgraded to handle an annual throughput of 14 million tonnes and negotiations to secure land for the proposed new tailings storage facility are under way. Veladero in Argentina was the only Barrick mine where production was impacted by a government-imposed pandemic quarantine and movement restrictions. This also temporarily delayed the mine’s transition to a new heap leach facility, now scheduled for completion by mid-2021, after which its performance is expected to improve. Veladero’s connection to the Chilean power grid was similarly delayed but should be completed by the end of 2021. Still in the El Indio region, it appears that combining Lama with Veladero and looking at Pascua separately may make more sense. We are looking closely at this option. In Papua New Guinea an in-principle agreement with the government on the re-opening and future operation of the Porgera mine, which has been on care and maintenance since April last year when the renewal of its special mining lease was refused, was reached in the fourth quarter of 2020. Teams from both sides continue to work on the details of a mutually acceptable settlement agreement. This has been a long and difficult negotiation, but I am optimistic that we will reach an agreement and get the mine re-opened this year. Africa and Middle East This region has largely driven the post-Merger repositioning and reinvigoration of Barrick. Its five-year plan remains intact, with production steady while costs and capex are expected to come down, and there are plenty of opportunities to drive this performance into the longer term. 1 See ‘Mining for a better world’ on pages 26 to 33. 2 On a 100% basis.

The Loulo district in Mali is Barrick’s most prolific generator of new ounces and Loulo-Gounkoto again more than replaced its depleted reserves last year, with more to come. Despite a coup and political unrest in Mali, the complex exceeded the top end of its production guidance, highlighting again the value of strong in-country partnerships and an agile, adaptable management team. The complex’s 10 year outlook is enhanced by its third underground mine below the very profitable Gounkoto pit, which is on track to deliver its first development ore tonnes by mid-2021. In Côte d’Ivoire, brownfields exploration has added to Tongon’s life and the focus now is on extending that life beyond 2023 or otherwise replacing its production. The Côte d’Ivoire remains an attractive destination for Barrick and we continue to explore generative opportunities throughout the country. Kibali in the Democratic Republic of Congo also grew its total reserves net of depletion in 2020. Kibali was initially intended to progress to an underground-only mine but the discovery of a series of significant open-pit deposits has increased its flexibility by balancing the ore feed over the mine’s 10-year plan and beyond. Barrick has achieved a great deal in Tanzania since taking over the operation of the Acacia mines there. Operationally, North Mara continues to improve but there is still a lot to do to realize its full potential, starting with a new oxygen plant and an upgrade of the cyclone cluster. Our enhanced understanding of the geology is delivering exceptional results, with the mine increasing its reserves net of depletion. A substantial growth of its resources indicates a significant potential for extending the Life of Mine. Similarly, exploration at Bulyanhulu has produced exceptional results and it is becoming clear that this orebody is of world-class proportions. The ramp-up of the underground mining and processing is on track to reach steady state annualized production in 2022. We now believe that once we have brought North Mara and Bulyanhulu into the lower half of the cost curve, we shall be able to deliver another Tier One complex into Barrick’s portfolio. Our copper portfolio The recent rise in the price of copper has confirmed its status as the world’s most valuable industrial metal, and our copper portfolio was a meaningful contributor to Barrick’s bottom line in 2020. Though the Zaldivar chloride leach project was impacted by Covid-19 restrictions in Chile, Jabal Sayid exceeded its production guidance and Lumwana was near its top end. Lumwana is a case study in value creation. After years of operational disappointment, diligent stewardship by the Africa and Middle East (AME) team has achieved a remarkable turnaround. In the space of two years, production has increased by 23%, cost of sales per pound decreased by 20% and C1 cash costs per poundi have been cut by 25%. At current copper prices, Lumwana is now capable of generating significant free cash flowi annually for many years to come.

Sustaining our reserve profile with quality ounces Excluding the effect of the sale of Massawa, total resources grew in 2020 on the back of an increase in inferred resources while 76% of reserves were replaced, net of depletion. Reflecting our focus on orebody quality, we maintained our above-average resource and reserve grade. As our understanding of the legacy Barrick orebodies increases and our drilling coverage improves, the potential for the conversion of resources to reserves will grow, but it will take some time for the group to reach the reserve replacement levels of the mines in the Africa and Middle East region. The benefits of re-inventing Barrick The new Barrick’s foundational objective was to build a business capable of delivering the industry’s best returns. Since announcement of the Merger in September 2018, the Barrick share price has grown by 118% against a 92% increase in the GDX as of December 31, 2020. The quarterly dividend has been trebled and the Board has recommended that an additional $750 million of surplus cash should be returned to shareholders as a return of capital distribution in 2021. A company that was burdened by net debt of more than $13 billion as recently as 2013 now has zero net debt, no significant maturities for the next 10 years and a robust balance sheet with strong liquidity consisting of $5.2 billion in cash and an undrawn $3.0 billion credit facility. Efficient operations and effective management enabled us to capitalize fully on the higher gold and copper prices and to pass the rewards on to our investors as well as our community stakeholders. These achievements were produced on the foundation of a solid 10-year plan built on a great asset base, a fit-for-purpose structure and management teams that more than lived up to our ‘best people’ mantra. I continue to be impressed by our people’s energy, creativity and ambition and I am proud of our success in further strengthening and diversifying our world-class talent, and in fostering an environment in which that talent can fully flourish. We are still only at the beginning of an exciting and rewarding journey but we are well-equipped in every way to build on what we have, and to find and exploit new opportunities, including any openings offered by the ongoing dynamics of the gold industry. Mark Bristow President and Chief Executive

Executive committee Mark Bristow NON-INDEPENDENT, PRESIDENT AND CHIEF EXECUTIVE OFFICER Mark Bristow was appointed President and Chief Executive Officer of Barrick in January 2019, following the merger with Randgold Resources. Previously, he was the Chief Executive Officer of Randgold, following his pioneering exploration work in West Africa. He subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. He played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. He holds a Doctorate in Geology from the University of KwaZulu-Natal. Catherine Raw CHIEF OPERATING OFFICER, NORTH AMERICA Catherine Raw is the executive responsible for the North America region, a role she assumed after the Merger in January 2019. She was formerly Chief Financial Officer of Barrick. She joined the company in May 2015 as Executive Vice-President, Business Performance, and was previously co-manager of BlackRock’s flagship mining funds. Willem Jacobs CHIEF OPERATING OFFICER, AFRICA AND MIDDLE EAST Willem Jacobs is the executive responsible for the Africa and Middle East region. He joined Randgold in 2010 and was responsible for the establishment of Randgold’s activities in Central and East Africa, specifically in the Democratic Republic of Congo. He was appointed COO, Africa and Middle East after the Merger in January 2019. Graham Shuttleworth SENIOR EXECUTIVE VICE-PRESIDENT, CHIEF FINANCIAL OFFICER Graham Shuttleworth is a chartered accountant with over 26 years’ mining industry experience. Previously, he was the Financial Director and Chief Financial Officer of Randgold from July 2007, and prior to that the managing director and head of metals and mining for the Americas in the global investment banking division of HSBC. He became the Senior Executive Vice-President and CFO of Barrick with the Merger in January 2019. Kevin Thomson SENIOR EXECUTIVE VICE-PRESIDENT, STRATEGIC MATTERS Kevin Thomson is intimately involved in all activities of strategic significance to the company, including the development of partnerships with other mining companies, investors, suppliers and other business partners, strategic legal issues, management of complex negotiations, as well as development of corporate strategy and governance. Mark Hill CHIEF OPERATING OFFICER, LATIN AMERICA AND ASIA PACIFIC Mark Hill is the executive responsible for the Latin America and Asia Pacific region, a role he assumed in January 2019. He was formerly Chief Investment Officer of Barrick, chairing its investment committee and has more than 26 years’ experience in the mining industry. Riaan Grobler COMMERCIAL AND SUPPLY CHAIN EXECUTIVE Riaan holds an Honours degree in Finance and has 22 years’ experience in the gold mining industry. He was appointed group commercial and supply chain General Manager for Randgold in 2014 and SVP Commercial and Supply Chain for Barrick following the Merger in January 2019. In 2021, he was appointed Commercial and Supply Chain Executive.

Rod Quick MINERAL RESOURCE MANAGEMENT AND EVALUATION EXECUTIVE Rod Quick is a geologist with an MSc and 25 years’ experience in the gold mining industry. He joined Randgold in 1996, and was involved in the exploration, evaluation and production phases of all of Randgold’s projects since Morila. Rod was appointed to his current position following the Merger in January 2019. Rob Krcmarov EXECUTIVE VICE-PRESIDENT, EXPLORATION AND GROWTH With over 31 years’ experience in geology and exploration, Rob Krcmarov leads a global team of geoscientists and exploration professionals who are responsible for the discovery of a number of the largest gold deposits in recent decades, including Lagunas Norte, Goldrush, Fourmile, Gounkoto, Massawa and Alturas. Greg Walker EXECUTIVE MANAGING DIRECTOR, NEVADA GOLD MINES Greg Walker has been in his current position since the Nevada Gold Mines JV was formed in July 2019. Prior to leading NGM, he was Barrick’s SVP, Operational and Technical Excellence, responsible for driving transformational business improvement across the group’s operations. Darian Rich HUMAN RESOURCES EXECUTIVE Darian Rich, who has more than 26 years’ experience in human resource management, was appointed Executive Vice-President, Talent Management, in July 2014, when he was tasked with attracting, retaining and developing exceptional people. Glenn Heard MINING EXECUTIVE A mining engineer with a Bachelor of Engineering (Mining) Honours and over 28 years’ mining experience. In 2017, he was appointed Randgold’s Group General Manager – Mining and then SVP Mining following the Merger in January 2019. In 2021, he was appointed Mining Executive responsible for technical and operational oversight. Lois Wark GROUP CORPORATE COMMUNICATIONS AND INVESTOR RELATIONS EXECUTIVE Lois Wark joined Randgold when the company was established in 1995 and headed its corporate communications function for 20 years. In January 2019, following the Merger, she assumed responsibility as executive in charge of Barrick’s global corporate communications and investor relations programs. Grant Beringer GROUP SUSTAINABILITY EXECUTIVE Grant Beringer oversees all sustainability related aspects for the company and is a member of the Environmental and Social Oversight Committee. He holds an MSc in environmental management and has over 17 years’ experience in the environmental and social consulting industry. John Steele METALLURGY, ENGINEERING AND CAPITAL PROJECTS EXECUTIVE John Steele is the executive responsible for capital projects and provides operational and engineering oversight to the group, a role he assumed following the Merger in January 2019. He joined Randgold in 1996 and was responsible for the successful construction and commissioning of Randgold’s Morila, Loulo, Tongon, Gounkoto and Kibali mines. Rich Haddock GENERAL COUNSEL Rich Haddock joined Barrick in 1997 and after progressing through various legal and other roles, was appointed General Counsel in 2014. Non-legal roles at Barrick included Vice-President, Environment and Regional President, North America. With prior legal roles in the mining industry and as a partner in a major law firm, he has over 36 years’ experience.

Financial review Last year, I described 2019 as a year of transformation for Barrick. T h e 2 0 2 0 y e a r h a s n o w demonstrated the strength and resilience of the company following this transformation. With the impact of the pandemic so pervasive across the globe, we believe that four quarters of consistently solid operational performance is what differentiated Barrick from many of its peers. We delivered on our full-year guidance targets and while the gold price will be regarded as a key driver of our record cash flows, it is more accurate to say that our ability to maintain operational activity throughout the year was the main driver of our superior financial performance. Operating cash flow of $5.4 billion and record free cash flowi of $3.4 billion in 2020 are indicative of the strong fundamentals of the ‘new Barrick’. This level of free cash flow generation also resulted in the company moving into a net cash position, which represents a decrease of more than $13 billion since 2013 when net debt peaked. Our adjusted EBITDA margini increased further from 50% in 2019 to 59% in 2020, which points to our ability to more than pass on the benefits of a higher gold price through to the bottom line. While gold cost of sales per ounce was impacted, importantly, our total cash costsi and AISCi per ounce metrics were within the guidance we set at the start of the year, notwithstanding that higher royalty expenses driven by a higher gold price were a significant cost headwind. Our balance sheet is one of the strongest in the industry and we are now in the enviable position of having less than $100 million of public debt maturities falling due before 2033, and an undrawn credit facility of $3.0 billion. This strong cash flow also allowed us to further increase our quarterly dividend to 9 cents per share, consistent with our stated commitment to growing shareholder returns. This represents a tripling of the quarterly dividend since the Randgold merger was announced in September 2018. Separately, we have announced a capital return of $750 million to further enhance returns to shareholders which, in part, was made possible by the successful achievement of our divestment target of $1.5 billion in proceeds from non-core assets. At the same time, we continue to grow the business through the execution of our pipeline of growth projects and exciting exploration opportunities, all underpinned by our sustainably profitable long-term plans. This strength will allow Barrick to leverage our superior operating model, including participation in further industry consolidation, unencumbered by the vagaries of the capital markets, should the right value-adding opportunities arise. There are aspects of our transformation journey that are still under way. We continue to focus on simplifying the business through rationalization of our corporate structure and further disposals of non-core assets. We are at the midpoint of our group-wide systems transformation in relation to our Enterprise Resource Planning (ERP) and consolidation systems environment. In the third quarter of 2020, we implemented our new SAP ERP platform at NGM and recently had the go-live for the remaining operations and businesses in North America. Our attention has now shifted to implementation within the LATAM & AP and AME regions, which we expect to complete by the start of 2022. This will deliver on our vision of unifying all the disparate legacy financial systems inherited from Acacia, Newmont and Equinox as well as the legacy environments from Barrick and Randgold. We are already starting to see the benefits of this investment accrue in the form of lower costs, higher operating efficiencies as well as enhanced transparency and integrity in our financial planning and reporting tools.

Graham Shuttleworth
Senior Executive Vice-President, Chief Financial Officer

BARRICK 5-YEAR GOLD OUTLOOK[1,ii]

Gold production (attributable) koz
Gold capital expenditures[2] (attributable) $ million
Cost of sales[3,i], Total cash costs[3,i] and AISC[3,i] $/oz
6,000
5,000
4,000
3,000
2,000
1,000
0
1,200
1,000
800
600
400
200
0
2020 actual
2021
2022
2023
2024
2025
NA
LATAM and AP
AME
Total capital
Cost of sales
Total cash costs
AISC

BARRICK 5-YEAR COPPER OUTLOOK[ii]

Copper production (attributable) Mlb
Copper capital expenditures[1] (attributable) $ million
Cost of sales[2,i], C1 cash costs[2,i] and AISC[2,i] $/lb
600
500
400
300
200
100
0
2.40
2.00
1.60
1.20
0.80
0.40
0.00
2020 actual
2021
2022
2023
2024
2025
Lumwana
Zaldívar
Jabal Sayid
Total capital
Cost of sales
C1 cash costs
AISC

[1] Copper capital expenditure includes project and sustaining capital expenditure across all copper operations but does not include capital expenditure related to the gold operations.
[2] Royalty expenses included in the per pound cost metrics are based on a copper price assumption of $2.75/lb for 2021 onwards. Our realized copper price[i] in 2020 was $2.92/lb.

Barrick Gold Corporation | Annual Report 2020 21

Identifying and effectively dealing with risk is key to a sustainable business and is an integral part of how we protect and create value. Our risk management process is designed to enable us to identify, evaluate, plan and manage risks, including new and emerging risks, that could have an impact on our business as well as allowing us to react in an agile way to deal with changing risks. We continued to drive ownership and accountability for risk management into our business, embedding fundamental processes at the operations across the company. We are focused on a risk aware culture allowing risks to be managed within agreed thresholds in a proactive and effective manner. The Covid-19 pandemic has challenged our business both internally and externally, with the return to global recovery still uncertain. Our approach to risk enabled us to adapt and roll out our management action plans across the operations to deal with the pandemic. We continue to monitor and evaluate the potential impact on our business, employees, host countries and supply chain. While 2020 has been a year of delivery and achievement despite the significant challenges, we are excited by the additional value that we know is on the horizon. We will continue our unrelenting focus on capturing this upside to achieve our goal of being the world’s most valued gold mining company. Graham Shuttleworth Senior Executive Vice-President, Chief Financial Officer

Gold market overview Gold prices performed historically well in 2020, reaching an all-time high spot price of $2,075/oz on the back of strong investor interest due to global economic uncertainties, primarily from the impact of the spread of Covid-19, reductions in short- and long-term interest rates and large-scale fiscal stimulus measures in major economies, a weakening of the trade-weighted US dollar, and a search for safe haven assets. 2020 was a challenging year on many fronts, but the strength of the gold price during such difficult times has helped to underscore its value as a safe haven investment. The economic consequences of the pandemic are likely to continue for some time and the related monetary and fiscal stimulus measures put in place by global central banks and governments is expected to result in a continuation of low interest rates and large fiscal deficits though 2021, providing a conducive environment for continued robust gold price performance. The average price of gold in 2020 was $1,770/oz, a 27% increase over the $1,393/oz average in 2019. This $1,770/oz average was a new record high, surpassing the previous high of $1,669/oz reached in 2013, and represented the fifth straight year of annual average price increases. Gold prices ended 2020 at $1,888/oz, representing an increase of 25% since the end of 2019. A reduction in global interest rates during 2020, including 150bps of benchmark rate cuts by the US Federal Reserve during March 2020 to a range of 0% to 0.25% and a continuation of negative 10-year yields in parts of Europe, helped to increase gold prices by reducing the opportunity cost of holding gold. Investor demand from gold was exceptionally strong in 2020, with the World Gold Council (WGC) reporting that collective ETF gold holdings grew by a record 877 tonnes during the year and reached an all-time high of approximately 3,752 tonnes in the fourth quarter of 2020. COMEX net long positions also reached all-time highs during 2020, a significant reversal of sentiment from the net short position that existed in late 2018. While there was an exceptionally strong appetite for gold from the investment community, overall demand for gold in ounce terms fell in 2020, as the global pandemic and rising prices that reached all-time highs in US dollars, as well as in many non-US currencies, including in Euro, Pound sterling, Japanese yen, Indian rupee and Chinese yuan, reduced both consumer demand for jewellery and net purchases by central banks. In particular, global jewellery demand was down 34% versus 2019, with China and India – responsible for over half of jewellery demand – down 35% and 42%, respectively. Gold demand for electronics and other industrial uses fell by 7% in 2020 as the spread of Covid-19 reduced manufacturing activity and demand for electronics. A continued increase in demand for 5G infrastructure could help to reverse this trend going forward. Central bank purchases of gold slowed in 2020 after 2018 and 2019 represented the two highest years of net purchases in the last 50 years. The WGC reports that central banks still added 273 tonnes to their reserves during 2020, even after experiencing a quarter of negative net accumulation in Q3 2020. Some Central Banks looked to their holdings of gold as a source of liquidity in difficult economic times as a result of the global pandemic – with their ability to do so providing a strong statement as to why gold is a valuable reserve asset. Russia suspended its purchases of gold in March 2020, taking a significant buyer out of the market during the remainder of the year. Overall though, central banks have now been net purchasers of gold for 11 straight years as they look to gold as a source of reserve diversification. Overall supply of gold in 2020 decreased by 4%, the first annual decline since 2017, mainly attributable to a 4% reduction in global mine production tempered by a modest rise in recycled gold and net de-hedging by producers. Global mine production fell for the second straight year, further confirming that the mining industry may have reached peak gold production for the foreseeable future. As gold prices have increased and capital has become more readily available in recent years, there is evidence of increased spending on exploration by mining companies, but the costs of mine construction and the time required for environmental studies and permitting activities before reaching the production stage means that a return to sustained global production growth could be delayed accordingly. The supply of recycled gold, which is historically positively correlated with the gold price, only increased by 1% in 2020 despite record high gold prices, as the pandemic likely limited the ability of potential sellers to access the market.

ANNUAL DEMAND - ETFS AND SIMILAR PRODUCTS

Tonnes, net
1,000
800
600
400
200
0
-200
-400
-600
-800
-1,000
389
261
251
887
149
129
541
272
70
398
877
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

ANNUAL GOLD MINE PRODUCTION

Tonnes
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,750
2,862
2,940
3,128
3,242
3,336
3,459
3,492
3,554
3,532
3,401
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

OFFICIAL SECTOR NET PURCHASES AND GOLD PRICES

Tonnes, net
800
600
400
200
0
$/oz
2,000
1,500
1,000
500
0
79
481
569
629
601
580
395
379
657
669
273
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Central banks and other institutions
London Bullion Market Association Gold Price ($/oz)

Source: World Gold Council

Copper market overview

Barrick Gold Corporation | Annual Report 2020 23

Copper market overview Copper prices were negatively impacted early in 2020 from the global reduction in manufacturing and economic activity resulting from the spread of Covid-19, falling to a 4-year low of $1.98/lb in March. Subsequently, copper prices recovered strongly and steadily over the remainder of 2020, reaching a 7-year high of $3.64/lb in December as mine supply was impacted by the pandemic, global economic activity recovered from its initial drop, especially in China, monetary and fiscal stimulus measures were put in place in the world’s largest economies, the US dollar weakened, Covid-19 vaccines were approved and started being distributed, and global copper stockpiles remained low. China’s GDP grew at a rate of just 2.3% in 2020, its lowest level of growth in decades. As China is by far the world’s largest consumer of copper, an expected rebound in China’s GDP growth rate in 2021, as global economic activity recovers from pandemic-led disruptions, is positive for copper demand prospects in the near term. In the longer run, the increase in the volume of copper that is used in the manufacture of electric vehicles versus those with combustion engines bodes well for copper demand, as electric vehicles are poised to comprise a growing share of all vehicles produced over the next decade.

A new generation of leaders A modern mining business needs people who share its vision and its values, and are entrepreneurial, agile, alive to technological and societal changes, and profit-orientated. That is why, in an industry traditionally dominated by white males, Barrick is building an employee corps aligned to a changing world. Barrick has a long tradition of hiring locally for both operational and managerial roles, in recognition of its host countries’ status as important stakeholders in the business. Having recruited this talent pool, Barrick invests in its development. The company builds high-potential employees’ skills and guides their career advancement through tailored executive and management programs designed in partnership with leading universities in Africa, Europe and the US. Particularly promising candidates are sent to the world’s top business schools to further their education. Barrick also promotes a culture of continuous learning through groupwide programs designed to establish a foundation of operational knowledge and management skills. In addition it offers technical skills and apprenticeship training, developed in modules and constantly updated, at all its sites.

% Nationals in senior management roles1 100 80 60 40 20 0 NA LATAM AME and AP 1 As at December 31, 2020. Barrick Gold Corporation Annual Report 2020 25

Mining for a better world Sustainably pr of it a b l e m i n e s , directed by a long-term vision and a spirit of partnership, make a substantial difference for the better in their host countries, even those with developed economies. In the case of Barrick, this extends far beyond the payment of royalties and taxes and the creation of employment opportunities. Our operations have improved the quality of life in their communities through the provision of proper educational and healthcare facilities. They have catalysed and nurtured the development of regional economies by supporting and building the capacity of local contractors and suppliers. Agribusinesses have been established to provide food security and subsistence farmers have been trained to become commercial operators. At the outbreak of Covid-19, Barrick not only protected its own people, it also materially assisted all its host governments in their fight against the pandemic. In Africa, it has long set the pace in the drive to curb the endemic scourge of malaria and HIV/AIDS. In each of the 13 countries in which it operates, the benefits of Barrick’s presence are material and clear. 26 Annual Report 2020 Barrick Gold Corporation

Barrick Gold Corporation Annual Report 2020 27

Pursuing a higher grade of sustainability Just as we measure the quality of our ore in pursuit of the highest possible grades, we keep score of our sustainability practices, challenges and achievements to help us attain the highest possible standards. From the energy created by our solar facility in Nevada to the local jobs created by training the Bulyanhulu Women’s Group in Tanzania to deliver Covid-19 masks for our staff, we know that effective management of ESG can add value to our business. This is value that is not always easy to quantify and – unlike the increasing number of third-party providers selling ‘ESG scores and ratings’ – we do not believe that measurement is simply a case of churning generic data points through a scoring algorithm to spit out a ranking. We believe it is about transparent and consistent monitoring of those material indicators that help our operations to make better decisions, de-risk projects, discover new opportunities and deliver real value for our business. That is why last year Barrick attained an industry first, by publishing our own Sustainability Scorecard, demonstrating how we benchmark ourselves against our peers. Refining our approach, building on strong governance Despite the challenges of 2020, or perhaps in part because of them, we moved quickly from creating our new sustainability policies and governance structure following our merger with Randgold Resources to achieving environmental and social results on the ground. We have a bottom-up governance structure that puts the responsibility for managing sustainability at the site level – where our real business takes place. This emphasis empowers agile and locally tailored decision-making on issues from water to waste. Each mine also benefits from oversight and expert guidance at a group level. ESG data collected at each site is collated and reported at a regional and executive level while our E&S Committee, one of our most senior management-level bodies, connects site-level ownership of sustainability with the leadership of the company. The President and Chief Executive Officer chairs the committee and reviews the reports of the E&S Committee with the Board’s Corporate Governance & Nominating Committee on a quarterly basis. The mines also interact regularly with the Group Sustainability Executive and specialist regional leads, and we link short-term incentives at all levels with key sustainability objectives and targets. We discuss issues ranging from community grievances to climate change at the Board, management and operational level and we integrate ESG data into our decisions. This is a critical component in managing our business. In 2020, we produced our ‘ESG handbook’; an internal resource explaining why and how environmental and social considerations are so integral to our business philosophy and to further emphasise the importance Barrick places on sustainability. The handbook provides easy reference to the sustainability vision and policies which have been established post-Merger. In 2020 our refreshed governance model paid real dividends, as we have seen a range of site-led improvements at the local level. Some examples are the saving of over 1.6 million litres of fuel over six months at Kibali by using new battery technology during the DRC’s dry season, almost halving the TRIFR in our Latin America and Asia Pacific region and setting a new five-year target that will reduce our provision for environmental rehabilitation across NGM by approximately $14.5 million. Last year we prioritised the resolution of a number of legacy issues which our new management team has inherited. This included drawing a line under a legal process related to the Chilean side of the Pascua-Lama project that started in 2013. The Chilean Environmental Court found that no irreparable environmental damage had been caused but that Pascua should transition to closure, a ruling which Barrick accepted. We also made considerable progress at North Mara in Tanzania, which was previously shutdown while under operation by Acacia due to concerns over the tailings storage facility (TSF) and was plagued by poor stakeholder relations when Barrick acquired the site. These issues have since been addressed. The mine is operational again and is now building positive local relationships, including the establishment of a Community Development Committee (CDC) and an approximate $65 million investment to develop water management best practices. More information about our sustainability governance including our overarching Sustainable Development Policy, supporting sustainability policies, our Code of Conduct and Barrick’s inclusion in the internationally respected Dow Jones Sustainability World Index are available in the Sustainability section of our website. Annual Report 2020 Barrick Gold Corporation

Sustainability Scorecard At Barrick, we believe in transparently measuring and reporting our performance to the market and our stakeholders. A summary of our Sustainability Scorecard is shown below, which compares our 2020 performance with 2019. Full details of this scorecard will be included in our 2020 Sustainability Report to be published in April 2021. To benchmark ourselves, we assessed and ranked our performance for each metric against our peers in quintiles to produce a score of 1 (top) – 5 (bottom). The score for each indicator was then summed to produce a total score, which was compared against grading bands. Based on our assessment and a scoring band of 31-44, Barrick received a B grade in 2020, unchanged from 2019. Although our group safety frequency rates have significantly improved year-over-year, we received a bottom quintile score of 5 for our TRIFR performance due to the unfortunate fatality at Kibali in November 2020. Thus, despite improvement across most of our Sustainability Scorecard indicators, we believe a B grade for 2020 is fair, as it is our absolute belief that one fatality is one too many. Aspect Indicator Quintile 2019 Quintile 2020 Trend Total Recordable Injury Frequency Rate 2 5 Safety (20%) Percentage of operational sites certified to ISO 45001 3 3 Percentage of sites with Community Development Committees 3 1 Social & Percentage of workforce who are nationals 2 1 economic development (20%) Percentage of senior management who are nationals 2 2 Percentage of economic value that stays in country 2 2 Percentage of security personnel receiving training on human rights 2 2 Human rights (20%) Corporate human rights benchmark score 4 4 Number of significant environmental incidents 1 1 Tonne CO e per tonne of ore processed 3 3 2 Emissions reduction target set 1 1 Environment Water use efficiency (recycled & reused) 3 2 (20%) Percentage of operational sites with Biodiversity Action Plans (BAPs) 3 2 Independent tailings reviews conducted 1 1 Percentage of sites certified to ISO 14001 2 1 Progress in implementing the World Gold Council’s Responsible Gold Mining Principles N/A N/A and the International Council on Mining and Metals’ Mining Principles Governance (20%) Percentage of employees receiving Code of Conduct training 1 1 Percentage of supply partners trained on Code of Conduct on-boarding 1 1 36 33 Overall score B B Coping with Covid-19 Deep and genuine partnerships with our stakeholders is at the heart of our sustainability vision, and that philosophy was central to our response to the Covid-19 pandemic in 2020. Across the world our mine teams joined forces with local authorities, medical agencies, national governments and other partners to implement strict protocols around access, screening, sanitation and isolation at all our mines. Our leadership team was able to use the experience gained from managing the Ebola crises in Africa and our local teams used their deep-rooted knowledge of communities to identify the support required and provide it swiftly. This led to a more than $30 million package of wide-ranging support to help stakeholders impacted by the pandemic. It involved the provision of medical equipment to local hospitals, loans to small community businesses, such as the I-80 Fund in Nevada, setting up food banks and delivering food packages to isolated communities. Additionally, we prepaid over $300 million in taxes and royalties to ease economic pressure for some of our host countries. These measures have not only kept on-site Covid-19 cases to a minimum but have also helped us to continue to build robust and meaningful partnerships with our employees, local communities and host country governments. Barrick Gold Corporation Annual Report 2020 29

Enhancing the lives of millions “The close partnerships we form with our host countries and communities are based on a shared ambition: To use the development of a national asset to spark thriving economies and uplift the quality of life for all citizens. Now more than ever the mining industry must step up to the plate to maximize its ability to tackle poverty.” Mark Bristow, President and CEO Nevada’s I-80 fund offers financial lifeline to local business Like many parts of the world, the local economy around our Nevada Gold Mines complex was hit hard by the effects of the Covid-19 pandemic. Stalwart community businesses from beauty salons to builders faced devastating impacts and the threat of closure. In response, Nevada Gold Mines launched the innovative I-80 fund in July 2020, providing low-interest loans to small businesses in its host communities. The fund provides a vital bridge for people and businesses to survive until the economy reopens, and offers the chance to rebuild and even strengthen the local economy in the wake of the pandemic. Businesses like popular ice cream parlour Sacha’s Sugar Shack in Eureka have said the support is a lifeline. “My business was just getting on its feet when Covid-19 hit, and we were shut down. The loan from the I-80 fund made it possible for me to keep my business. If not for this fund, I would’ve had to close my doors permanently,” says owner Sacha Olson. A partnership approach is central to the I-80 fund. Loans are administered through a non-profit local partner, the Rural Nevada Development Corporation (RNDC), and while NGM provided a $5 million investment, other industry partners such as the Nevada Energy Foundation have also contributed. Clear guidelines to make sure the loans build sustainable long-term recovery were also part of the package. The intention of the I-80 fund is to first focus on disaster relief and recovery loans for established small businesses impacted by Covid-19, with loans ranging from $5,000 to $100,000 with a low 2% interest rate, and then for the fund to transition into a small business development fund to stimulate and support economic growth across northern Nevada. Following its launch in July, the I-80 fund approved a total of 15 loan applications in 2020 to the value of more than $1.5 million. These loans included support for a diverse set of businesses ranging from those in education to fitness and car washing. A lasting effect of the Covid-19 pandemic is that more families will likely be pushed below the poverty line. The World Bank estimates this figure to be as many as 100 million people worldwide. For Barrick this adds urgency to our efforts to leverage the social and economic opportunity which our mines create for our host countries and communities. Over and above the additional Covid-related support provided this year, Barrick’s locally-led community development programs did not break stride in 2020, with $26.5 million of support provided. These initiatives ranged from providing 4,000 residents in Las Flores, Argentina with clean drinking water, engaging the youth in Tanzania in a poultry farm project which now supplies our mine caterers, to a $2.2 million investment in digital education in the North America region. This year we successfully rolled out our CDC model across all operational sites, putting communities in the driver’s seat. These unique committees, pioneered by decades of mining in Africa, empower local communities – including indigenous people – to allocate a community investment budget to those initiatives where there is the most local need. Each CDC is elected and comprises a mix of local leaders, community members, Barrick representatives and other stakeholders such as local women and youth groups. We also work with CDCs to track the actual outcomes of our community investments. For example, it is encouraging to see pass rates at the schools we have built and support in Côte d’Ivoire now averaging higher than the national median, as well as our agriculture programs in the Iglesia and Jáchal districts in Argentina growing from just 20 small producers in 2016 to over 100 producers, delivering over 54,000kg of potatoes and 9,000kg of eggplants to local markets, retailers and food banks in 2020. Investing in community-led development initiatives is only one of four parallel ways in which we create value and deliver social and economic development for our host countries. The others are paying our fair share of tax, prioritizing local hiring and supporting local venders through procurement and training. As shown in the following table, we have contributed $12.1 billion in 2020 to our workforce, suppliers, host communities and other stakeholders. In addition, we achieved our ambitious target of 80% of senior management positions being held by host country nationals by the end of 2020. 30 Annual Report 2020 Barrick Gold Corporation

SNAPSHOT OF SOCIAL AND ECONOMIC INDICATORS POST-MERGER 2020 2019 20181 Total economic value contributed $12.1 billion $9.3 billion $8.7 billion Number of CDCs at operational sites 12 6 4 Proportion of employees that are host country nationals 97% 97% 95% Number of senior management that are host country nationals 80% 76% 76% Procurement to local and/or national vendors $4.5 billion $4.4 billion $4.7 billion 1 Figures in this column are a consolidated figure combining legacy Barrick and legacy Randgold figures pre-merger. Having helped to reopen and refurbish Paiam hospital in the Porgera Valley in PNG in 2019, Barrick provided over $500,000 of ongoing funding to support the hospital in 2020, despite production at the mine being halted. Our Journey to Zero Harm Despite a 32% reduction in our LTIFR and a 25% drop in the TRIFR across the group, our most important Health & Safety priority for 2020 has been to learn from a fatality that occurred in our underground mine at Kibali. Following an in-depth investigation, a detailed corrective action plan has already been implemented, not only at the site but across the group. We have continued to invest in visible safety leadership at the site level and to embed safety-first behaviour for every individual. As well as the group level improvements in LTIFR and TRIFR, we are using increased levels of reporting on High Potential Incidents (HPIs) to ensure root cause analysis into incidents is triggered and issues are rectified before they cause harm in the future. Progress towards our goal of certifying all operational sites against the ISO 45001 best practice safety management standard continued in 2020, with gap analyses conducted across our global portfolio. We remain on track to certify all operational sites by the end of 2021. 2020 2019 20183 Number of ISO 45001 certified sites1 32 3 2 LTIFR 0.34 0.50 0.46 TRIFR 1.68 2.24 2.12 1 Sites in closure, or in care and maintenance will not be certified to ISO 45001. 2 Subsequent to 2020, North Mara received inaugural certification following an audit completed in February 2021. 3 Figures in this column are a consolidated figure combining legacy Barrick and legacy Randgold figures pre-merger. Protecting human rights Respect for human rights is a central pillar of our sustainability vision with zero tolerance for human rights violations wherever we operate. Our commitment to respect human rights is codified in our Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights (UNGPs), the Voluntary Principles on Security and Human Rights (VPs), and the OECD Guidelines for Multinational Enterprises. Human rights provisions are also built into our Supplier Code of Ethics and are part of the supplier onboarding process. As part of our due diligence, all mines conduct human rights assessments on a two-year cycle, as well as independent human rights assessments at mines with medium and high exposure to human rights risks. In 2020, we commissioned human rights specialists Avanzar to review practices at sites in our Africa and Middle East region, including the North Mara mine that we assumed operational control of in September 2019. In 2020, Avanzar also helped with a refresh of all our human rights-related training materials, and some key policies and standards. All Barrick employees are provided with training on our human rights expectations as part of their induction training, with additional and enhanced specialist human rights training provided for employees at operations with higher human rights risks or in higher risk roles, including security personnel from both public and private sectors. Safeguarding the natural environment Strong environmental management is a vital building block of our business and despite the challenges of global lockdowns in 2020, we have now achieved our post-Merger commitment to certify all operational sites to the ISO 14001:2015 environmental management standard. Subsequent to 2020, North Mara received its inaugural certification following an audit completed in February 2021. Barrick Gold Corporation Annual Report 2020 31

CLIMATE ROADMAP

2018
7,541kt CO_2e (baseline)
2013-2018
Kibali hydropower stations, DRC ($245m invested)
190kt[1] CO_2e saving
Implemented
Quisqueya Power Plant conversion to natural gas, Dominican Republic
260kt CO_2e saving
2020
Kibali battery grid stabilizer, DRC
8kt CO_2e saving
2020
Loulo solar plant, Mali
27kt CO_2e saving
2020
2021
Veladero power transmission, Argentina
100kt CO_2e saving
NGM TS Power Plant conversion to natural gas, USA
563kt CO_2e saving
Under development
6,410kt CO_2e (interim emissions reduction target of 15%)
Pueblo Viejo lime kiln fuel switch, Dominican Republic
127kt CO_2e saving
NGM 200MW solar farm, USA
104kt CO_2e saving
2025
Jabal Sayid solar plant, Saudi Arabia
64kt CO_2e saving
Pueblo Viejo solar plant, Dominican Republic
69kt CO_2e saving
Feasibility
Loulo solar plant expansion, Mali
27kt CO_2e saving
Additional projects under investigation
Electric & hybrid vehicles
Porgera hydropower
5,279kt CO_2e (emissions reduction target of 30%)
2030
VISION NET ZERO

1 *Annual savings based on energy requirements in 2020.*

32 Annual Report 2020 | Barrick Gold Corporation

It was an extremely encouraging year of performance on the environmental front. New site-level systems, which were introduced post-Merger to better classify environmental incidents and to use a global best practice approach to water reporting, have been bedded down. In 2020, these systems helped us achieve zero major Class 1 environmental incidents for a third consecutive year, a 38% year-on-year reduction in medium level Class 2 environmental incidents and saw us surpass our demanding target to reuse and/or recycle at least 75% of wateri. We were also proud to publish our new Global Closure Standard which defines how we manage the closure of sites while adhering to the highest possible environmental standards and preserving the land for the next generation. 1 Annual savings based on energy requirements in 2020.

Managing climate and tailings risk We achieved group level improvements through site-led strategies grounded in operational realities, an approach which is at the heart of our climate risk management. We are setting a new goal to reduce our greenhouse gas emissions (GHG) by at least 30% by 2030 against a 2018 baseline of 7,541kt carbon dioxide equivalent per annum, with a defined interim emissions reduction target of 15%, while maintaining a steady production profile. The interim target is based on feasibility study projects that have been identified and are being implemented. Ultimately our vision is net zero GHG emissions achieved primarily through GHG reductions, with some offsets for hard to abate emissions. The target is the outcome of a detailed roadmap that will see us invest in a wide range of low-carbon initiatives, including cleaner energy measures ranging from wind power in Argentina to further hydro power in the DRC and solar power in the US and Africa. Our climate target does not put faith in an aspiration far into the future nor on any mine closures. It is a hard-headed commitment to constant measurement and reporting, and continuous improvement. The same rigorous approach is the bedrock of our tailings management, which sees us maintain a demanding schedule of monitoring, review and assessment at all of our facilities to ensure they are safe. We recognize the need for better global levels of tailings security in the wake of the Brumadinho tragedy in Brazil in 2019, and we were deeply involved in the creation of the Global Industry Standard on Tailings Management in collaboration with our partners at the UN Environment Programme and the International Council on Mining and Metals (ICMM), among others. In turn we have become one of the first gold mining firms to implement this standard across both operational and closed facilities. Protecting biodiversity At Barrick we are very conscious of the rate at which the world is losing animal and plant species, and we aim to play a positive role in the preservation of biodiversity in our host countries. In 2020, the implementation of our group-wide Biodiversity Policy saw nearly all of our operational sites putting detailed Biodiversity Action Plans in place. Some of the biodiversity conservation initiatives we are supporting or implementing across the world include: l Dominican Republic – Working with the International Union for the Conservation of Nature (IUCN) to help map and protect a species of gecko formally listed as critically endangered, which was discovered near our Pueblo Viejo mine. l United States – Working with federal and local authorities on programs to preserve and restore the habitat for sage grouse in Nevada, and to reintroduce wild turkeys and increase fish stock in Montana. Nevada Gold Mines alone will work on 26 rehabilitation projects in 2021. l Mali – In 2020, we signed a new partnership agreement to support the Fina Nature Reserve, part of the UNESCO ‘Bouce Du Baoule Biosphere Reserve’; including measures to combat poaching. Since 2016, we have partnered with an NGO to help protect an endangered species of desert elephant in Northern Mali. l DRC – Our Kibali mine has provided over $1.25 million in the last five years to Garamba, one of Africa’s oldest national parks, and a UNESCO World Heritage Site, helping to prevent the poaching of elephants and the critically endangered Kordofan giraffe. l Latin America – For over a decade, we have supported work to restore wetlands and protect species such as the Andean cat, Vicunas and migratory birds in the High Andes in an area known as ‘Vegas’. SNAPSHOT OF ENVIRONMENTAL INDICATORS POST-MERGER1 2020 2019 20182 Number of sites certified to ISO 14001 153 13 12 Class 1 environmental incidentsi 0 0 0 Class 2 environmental incidentsi 8 13 30 Water and recycled) use efficiency (reused 79% 73% 67% Tonne CO e per tonne of ore processed 2 0.045 0.044 N/A Number with Biodiversity of operational Action sites Plans (BAPs) 11 7 4 1 Figures relate to operational sites only (with the exception of ISO 14001 certification figures) and 2020 figures do not include the Morila mine which was sold in November 2020. Nevada Gold Mines is counted as one operational site. 2 Figures in this column are a consolidated figure combining legacy Barrick and legacy Randgold figures pre-merger. 3 Subsequent to 2020, North Mara received its inaugural certification following an audit completed in February 2021. Raising the bar We recognize that issues such as biodiversity, climate, poverty reduction and other issues related to the UN Sustainable Development Goals (SDGs) are global challenges which require collaboration across our industry. As a result, whenever possible, we have sought to work with peers, trade associations and partners to improve standards across the board. Our transparent approach prescribes that trade associations do not undertake specific lobbying for Barrick and it is a condition of our membership that all lobbying activities carried out by these organizations must be compliant with all relevant regulations and codes. In 2020, our collaborations have included those with the ICMM and the World Gold Council most notably on the development and implementation of the ground-breaking Responsible Gold Mining Principles (RGMPs). The RGMPs provide a new framework that aims to unite the gold mining sector behind common standards on sustainability performance. Last year Barrick took the lead in producing assessments of how some of our mines are performing in line with these principles. We invite you to read more about our management of environmental, social and governance issues in our 2020 Sustainability Report to be published in April 2021.

North America Our largest gold producing region is North America. Nevada Gold Mines is the single largest gold mining complex in the world and anchors the production from this region. Barrick operates and owns 61.5% of this joint venture, which includes three of the company’s Tier One assets – Carlin, Cortez and Turquoise Ridge. In 2020, attributable gold production from NGM was 2.1 million ounces. The development of the Goldrush project and a third shaft at Turquoise Ridge continues to advance on schedule and within budget. Together with Barrick’s Fourmile project, these growth initiatives will secure the Tier One status of Cortez and Turquoise Ridge well into the future. 2021 and 2022 are years of investment in the future of NGM, with additional drilling programs and development under way to increase orebody knowledge and test exploration upside. Areas with strong resource expansion potential include North Leeville, Rita K and Ren at Carlin, the corridor between the legacy Turquoise Ridge and Twin Creeks properties, the Fourmile and Goldrush projects, and the land between Pipeline and Robertson at Cortez. Notably at Barrick’s 100%-owned Fourmile project, the deposit remains open in multiple directions and underground development could provide drill platforms as soon as 2023. Evaluation is ongoing to potentially accelerate first gold pour from Fourmile within our Life of Mine plans. At Donlin, drilling in 2021 will focus on confirming our understanding of target mineralized zones and the assumptions in our updated geological model. Completing Barrick’s portfolio in the North America region is Hemlo in Ontario, Canada. Hemlo, which transitioned to a fully underground operation during 2020, remains firmly on track to becoming a Tier Two asset. A new underground portal is currently under development to access the Upper C Zone, with mining expected to start in the second half of 2021. Improving flexibility with a third mining front at Hemlo will allow underground throughput to ramp-up to a steady state of 1.9 million tonnes per annum from 2022 onwards. In addition, we have planned drilling programs to potentially add resources to extend the Life of Mine beyond 2030. Refer to the map on pages 6 and 7 for more details. 34 Annual Report 2020 Barrick Gold Corporation

Nevada Gold Mines, USA

Hemlo in Ontario, Canada

GOLD COST OF SALES[1], TOTAL CASH COSTS[1] AND AISC[1]

$/oz
1,200
1,000
800
600
400
200
0
990 to 1,040
940 to 990
690 to 740
2019
2020
2021 (est)
Cost of sales
Total cash costs
AISC

ATTRIBUTABLE GOLD PRODUCTION

koz
2,500
2,000
1,500
1,000
500
0
2,300 to 2,450
2019
2020
2021 (est)

NORTH AMERICA 5-YEAR GOLD OUTLOOK[2]

Cost of sales[2,3]
Total cash costs[2,3]
AISC[2,3]
$/oz
Gold production (attributable) koz
Gold capital expenditures[1] (attributable) $ million
3,000
2,500
2,000
1,500
1,000
500
0
1,200
1,000
800
600
400
200
0
2020 actual
2021
2022
2023
2024
2025
Carlin
Cortez
Turquoise Ridge
Other NGM[4]
Hemlo
Total capital
Cost of sales
Total cash costs
AISC

ATTRIBUTABLE GOLD MINERAL RESERVES AND RESOURCES[3,4]

Moz
80
60
40
20
0
Proven and probable reserves
Measured and indicated resources
Inferred resources

Barrick Gold Corporation | Annual Report 2020 35

Nevada Gold Mines, USA Hemlo in Ontario, Canada GOLD COST OF SALESi, TOTAL CASH COSTSi ATTRIBUTABLE GOLD AND AISCi PRODUCTION 2,300 $/oz koz to 990 940 2,450 1,200 to 2,500 1,040 to 1,000 990 2,000 800 1,500 600 690 to 1,000 400 740 200 500 0 0 2019 2020 2021 2019 2020 2021 (est) (est) Cost of sales Total cash costs AISC NORTH AMERICA 5-YEAR GOLD OUTLOOKii ATTRIBUTABLE GOLD MINERAL Cost of sales2,i RESERVES AND RESOURCES3,i Total cash costs2,i Gold production (attributable) koz AISC2,i Gold capital expenditures1 (attributable) $ million $/oz Moz 3,000 1,200 80 2,500 1,000 2,000 800 60 1,500 600 40 1,000 400 500 200 20 0 0 0 actual 2020 2021 2022 2023 2024 2025 Proven Measured Inferred and and resources Carlin Cortez Turquoise Ridge Other NGM4 Hemlo probable indicated Total capital Cost of sales Total cash costs AISC reserves resources 1 Gold capital expenditure includes project and sustaining capital expenditure across all gold operations but not copper operations. 2 Royalty expenses included in the per ounce cost metrics are based on a gold price assumption of $1,700/oz for 2021 and $1,200/oz for 2022 onwards. Our realized gold pricei in 2020 was $1,778/oz. 3 Mineral resources are inclusive of mineral reserves. 4 Phoenix and Long Canyon. Barrick Gold Corporation Annual Report 2020 35

Latin America and Asia Pacific region has seen tremendous This change in 2020. In the Dominican Republic, the plant and tailings expansion projects at Pueblo Viejo have made significant progress to secure a potential Life of Mine extension to the 2040s. At Veladero, the transition to the Phase 6 leach pad expansion is now well under way following a delay due to the Covid-19 DOMINICAN pandemic. REPUBLIC Pueblo Viejo Latin America holds the potential for new discoveries across our extensive land holdings. Our exploration and mineral resource management (MRM) teams have a clear growth mandate and are hard at work in the field across the El Indio belt, Alturas-Del Carmen and at the Pueblo Grande project2 contiguous to Pueblo Viejo. Across the Pacific Ocean at Porgera, we remain in constructive discussions with the Government of Papua New Guinea and are optimistic about finding a solution to allow operations to resume in 2021. The Pueblo Viejo plant and tailings expansion projects remain on track and on budget, with construction activities ramping up following Environmental Impact Assessment approval for the plant expansion in the third quarter of 2020. For the second straight year, the Pueblo Viejo plant achieved record mill throughput – a notable derisking milestone as we advance the expansion project to increase plant capacity to 14 million tonnes per annum by the end of 2022. As Veladero now transitions to Phase 6, which is on-track for commissioning by the end of the first half of 2021, the focus will be on ensuring the delivery of our optimized 10-year plan including the start of the Cuatro Esquinas pit pushback and the acceleration of brownfields and infill drilling. Refer to the map on pages 6 and 7 for more details. 1 In Q1 2021, Barrick announced the sale of Lagunas Norte to Boroo Pte Ltd (Singapore). 2 Barrick has commenced exploration drilling at the Pueblo Grande project pursuant to the terms of an earn-in agreement with Precipitate Gold Corp that grants Barrick the exclusive right to acquire a 70% interest in the project. Pueblo Grande is currently 100% owned by Precipitate Gold Corp. 36 Annual Report 2020 Barrick Gold Corporation

Pueblo Viejo,
Dominican Republic

GOLD COST OF SALES[1], TOTAL CASH COSTS[1] AND AISC[1]

$/oz
1,200
1,000
800
600
400
200
0
1,050 to 1,100
1,000 to 1,050
600 to 650
2019
2020
2021 (est)
Cost of sales
Total cash costs
AISC

ATTRIBUTABLE GOLD PRODUCTION

koz
1,500
1,200
900
600
300
0
600 to 660
2019
2020
2021 (est)

LATIN AMERICA AND ASIA PACIFIC 5-YEAR GOLD OUTLOOK[1,2]

Cost of sales[3,1]
Total cash costs[3,1]
AISC[3,1]
$/oz
Gold production (attributable) koz
Gold capital expenditures[2] (attributable) $ million
2,000
1,500
1,000
500
0
1,400
1,200
1,000
800
600
400
200
0
2020 actual
2021
2022
2023
2024
2025
Pueblo Viejo
Veladero
Total capital
Cost of sales
Total cash costs
AISC

ATTRIBUTABLE GOLD MINERAL RESERVES AND RESOURCES[4,1]

Moz
80
60
40
20
0
Proven and probable reserves
Measured and indicated resources
Inferred resources

Barrick Gold Corporation | Annual Report 2020 37

Pueblo Viejo, Dominican Republic GOLD COST OF SALESi, TOTAL CASH COSTSi ATTRIBUTABLE GOLD AND AISCi PRODUCTION $/oz 1,050 koz to 1,000 1,200 1,100 to 1,500 1,000 1,050 1,200 800 600 900 to 600 600 660 to 600 400 650 200 300 0 0 2019 2020 2021 2019 2020 2021 (est) (est) Cost of sales Total cash costs AISC LATIN AMERICA AND ASIA PACIFIC ATTRIBUTABLE GOLD MINERAL 5-YEAR GOLD OUTLOOK1,ii Cost of sales3,i RESERVES AND RESOURCES4,i Total cash costs3,i Gold production (attributable) koz AISC3,i Gold capital expenditures2 (attributable) $ million $/oz Moz 2,000 1,400 80 1,200 60 1,500 1,000 800 1,000 40 600 500 400 20 200 0 0 0 actual 2020 2021 2022 2023 2024 2025 Proven Measured Inferred and and resources Pueblo Viejo Veladero probable indicated Total capital Cost of sales Total cash costs AISC reserves resources 1 Excludes Porgera. If an agreement with the Government of Papua New Guinea is reached, Porgera will be added back once the terms and timing of the settlement have been finalized. 2 Gold capital expenditure includes project and sustaining capital expenditure across all gold operations but not copper operations. 3 Royalty expenses included in the per ounce cost metrics are based on a gold price assumption of $1,700/oz for 2021 and $1,200/oz for 2022 onwards. Our realized gold pricei in 2020 was $1,778/oz. 4 Mineral resources are inclusive of mineral reserves. Barrick Gold Corporation Annual Report 2020 37

Africa and Middle East Barrick is the largest gold producer in Africa. Loulo-Gounkoto in Mali and Kibali in the DRC are both Tier One assets, contributing 908,000 attributable ounces of gold during 2020. Significant progress was made in moving the Bulyanhulu and North Mara mines, as a combined complex, closer to potential Tier One status. Exploration successfully extended the Life of Mine at Tongon in Côte d’Ivoire to 2023, with drill rigs continuing to turn and test for further resource expansion. On the copper front, Lumwana in Zambia continued its successful turnaround since the completion of the merger with Randgold, following years of operational disappointments. The mine now boasts a long life and significant cash flow generation potential through diligent stewardship that focused on mining productivity, mill efficiencies, cost discipline and sound geological practices. In Mali, the year ahead is promising. Loulo-Gounkoto’s third underground mine is expected to be commissioned at Gounkoto, while studies will also advance Loulo 3 as a potential fourth underground mine at the complex. At Kibali, successful reserve growth has extended the open pit Life of Mine at the asset beyond 10 years. This growth improves mining flexibility and provides a more balanced and sustainable processing blend of open pit and underground ore over the Life of Mine. We aim to achieve a similar optimized and balanced Life of Mine profile at North Mara, with resource conversion to reserves in 2020 driven by extensions to the Gokona underground mine and the inclusion of the Gena open pit pushback. At Bulyanhulu, we successfully restarted underground mining and processing operations in 2020 – the first time that fresh underground material was processed at the mill since the mine was placed under care and maintenance in 2017. The ramp-up of Bulyanhulu is on track, and a feasibility study for an optimized mine plan continues to advance. Gold producing Copper producing Refer to the map on pages 6 and 7 for more details. 38 Annual Report 2020 Barrick Gold Corporation

Kibali, DRC

Loulo undergound, Mali

GOLD COST OF SALES[1], TOTAL CASH COSTS[1] AND AISC[1]

$/oz
1,200
1,000
800
600
400
200
0
1,050 to 1,100
920 to 970
690 to 740
2019
2020
2021 (est)
Cost of sales
Total cash costs
AISC

ATTRIBUTABLE GOLD PRODUCTION

koz
2,000
1,500
1,000
500
0
1,500 to 1,600
2019
2020
2021 (est)

AFRICA AND MIDDLE EAST 5-YEAR GOLD OUTLOOK[II]

Cost of sales[2,I]
Total cash costs[2,I]
AISC[2,I]
$/oz
Gold production (attributable) koz
Gold capital expenditures[1] (attributable) $ million
2,000
1,500
1,000
500
0
1,200
1,000
800
600
400
200
0
2020 actual
2021
2022
2023
2024
2025
Loulo-Gounkoto
Kibali
North Mara
Bulyanhulu
Buzwagi
Tongon
Total capital
Cost of sales
Total cash costs
AISC

ATTRIBUTABLE GOLD MINERAL RESERVES AND RESOURCES[3,I]

Moz
30
25
20
15
10
5
0
Proven and probable reserves
Measured and indicated resources
Inferred resources

Barrick Gold Corporation | Annual Report 2020 39

Kibali, DRC Loulo undergound, Mali GOLD COST OF SALESi, TOTAL CASH COSTSi ATTRIBUTABLE GOLD AND AISCi PRODUCTION $/oz 1,050 koz to 920 1,500 1,200 1,100 2,000 to to 1,000 970 1,600 800 1,500 600 690 1,000 to 400 740 500 200 0 0 2019 2020 2021 2019 2020 2021 (est) (est) Cost of sales Total cash costs AISC AFRICA AND MIDDLE EAST 5-YEAR GOLD OUTLOOKii ATTRIBUTABLE GOLD MINERAL Cost of sales2,i RESERVES AND RESOURCES3,i Total cash costs2,i Gold production (attributable) koz AISC2,i Gold capital expenditures1 (attributable) $ million $/oz Moz 2,000 1,200 30 1,500 1,000 25 800 20 1,000 600 15 500 400 10 200 5 0 0 0 actual 2020 2021 2022 2023 2024 2025 Proven Measured Inferred and and resources Loulo-Gounkoto Kibali North Mara Bulyanhulu probable indicated Buzwagi Tongon reserves resources Total capital Cost of sales Total cash costs AISC 1 Gold capital expenditure includes project and sustaining capital expenditure across all gold operations but not copper operations. 2 Royalty expenses included in the per ounce cost metrics are based on a gold price assumption of $1,700/oz for 2021 and $1,200/oz for 2022 onwards. Our realized gold pricei in 2020 was $1,778/oz. 3 Mineral resources are inclusive of mineral reserves. Barrick Gold Corporation Annual Report 2020 39

Reserves and resources Armed with the introduction of on- site mineral resource management and an intensified focus on geology, Barrick has spent the two years since the Randgold merger improving knowledge of its orebodies. At the same time, it has transferred ownership and responsibility for the orebodies to the mines, empowering and integrating the on-site mineral resource, geology and planning teams. Significant progress has been made in developing Life of Mine optimizations based on high-confidence geological models as well as operating plans, ounce profiles and cost forecasts. 40 Annual Report 2020 Barrick Gold Corporation

As of December 31, 2020, Barrick’s proven and probable gold reserves were 68 million ouncesi at an average grade of 1.66g/t Au and were estimated using a gold price assumption of $1,200 per ounce, unchanged from 2019. After adjusting for the disposal of Massawa, reserve replacement was 76% of depletion with a consistent reserve grade maintained. Similarly, when excluding the impact of Massawa, the net reduction in reserves year-on-year is approximately 2%. Reserve replenishment, net of depletion, was achieved at three of Barrick’s Tier One assets – Kibali, Loulo-Gounkoto and Pueblo Viejo. Both Hemlo and North Mara also achieved this milestone, advancing Hemlo on the path to become a Tier Two asset, and moving the Bulyanhulu and North Mara mines closer to potential Tier One status as a combined complex. Strong conversion from resources was delivered, despite the 2020 focus of exploration programs at NGM on geological model updates to drive longer-term resource growth, as well as the impact of the Covid-19 pandemic on drilling activities at Veladero. Excluding the divestment of Massawa, Barrick’s total mineral resources grew in 2020, net of depletion. This growth in total resources is a direct reflection of Barrick’s increasing confidence in our geological models, which underpin all our operating business plans. In particular, this includes both the open-pit and underground mines of the Gokona deposit of North Mara, the Deep West zone of Bulyanhulu and across our portfolio at NGM. This momentum will be the driver of future improvements in depletion replacement and reserve conversion in the business. As at December 31, 2020, Barrick’s measured and indicated resources were 160 million ouncesi at an average grade of 1.52g/t Au. Excluding the impact of Massawa, the year-on-year net change in raw attributable measured and indicated resources is a decrease of 1.5 million ounces, with grades remaining consistent. As at December 31, 2020, Barrick’s inferred resources were 43 million ouncesi at an average grade of 1.4g/t Au. After adjusting for the disposition of Massawa, raw attributable inferred resources increased by 3.9 million ounces or 10% year-on-year, with grades improving by approximately 5.5% from 2019. Copper reserves for 2020 are calculated using a copper price of $2.75 per pound and resources are calculated at $3.50 per pound, both unchanged from 2019. As at December 31, 2020, Barrick’s proven and probable copper reserves were 13 billion poundsi at an average grade of 0.39%. Measured and indicated copper resources were 25 billion poundsi at an average grade of 0.36%, and inferred copper resources were 2.2 billion poundsi at an average grade of 0.2%.

Exploration

2021 REGIONAL EXPLORATION TRIANGLE

Mines
Reserve definition
Measured & indicated resources
Inferred resources
Advanced targets
Follow-up targets
Identified targets
Total
4
8
20
9
14
11
4
15
12
6
19
12
9
24
35
11
38
58
Reserve and resource definition
Exploration targets
Identified geological anomalies
43
Latin America
and Asia Pacific
118
North America
148
Africa and
Middle East

42 Annual Report 2020 | Barrick Gold Corporation

Exploration The engine that drives our value creation is exploration. Both legacy companies have a long record of success in making world-class discoveries and developing them into sustainably profitable mines. In 2020, brownfields exploration again added substantial resources and reserves to its asset base while across the world’s premier gold districts, Barrick’s generative teams continued the hunt for the next Tier One deposit. 2021 REGIONAL EXPLORATION TRIANGLE Mines Reserve definition 4 8 20 Measured & indicated resources Reserve and resource definition 9 11 14 Inferred resources 4 15 12 Advanced targets 6 12 Exploration targets 19 Follow-up targets 9 35 24 Identified targets Identified geological anomalies 11 58 38 Total 43 148 Latin America 118 Africa and and Asia Pacific North America Middle East 42 Annual Report 2020 Barrick Gold Corporation

Strategy and portfolio management Barrick’s strategy is to: l Consolidate and secure dominant land positions in its favoured operating districts and emerging new prospective geological domains. l Focus on economically feasible discoveries with potential Tier One status. l Collaborate closely with mineral resource management to optimize existing orebodies and mining operations. l Establish and develop motivated and highly agile discovery driven teams. l Optimize the value of undeveloped projects. l Identify emerging opportunities and secure them through earn-in or acquisition. We stand on a strong foundation with significant organic growth potential. Our organizational and operating culture underscores the importance of understanding all the characteristics of orebodies, and using that to maximize the economic value throughout the entire mining value chain. Barrick’s exploration approach is to first understand the geological framework and ore controls. We then design exploration programs around that understanding, instead of simply drilling for mineralized intervals. This has put us in good stead with robust results from multiple projects. The resource triangle is an essential business tool used to manage a balanced exploration portfolio and to ensure projects pass a set of filters. In 2020, some projects yielded very encouraging results and advanced up the triangle, while those that did not, were replaced by emerging new high potential projects. Barrick’s greenfields exploration teams are hunting for the next world-class discovery across our global holdings, as well as scouting for emerging new targets and projects where the full potential to yield a discovery has not yet been realized. In 2020, Barrick completed six earn-in agreements as well as added land positions in new prospective mineral districts including Japan, Argentina, Dominican Republic, Suriname, Peru, Tanzania and the DRC. Barrick Gold Corporation Annual Report 2020 43

North America The Nevada Gold Mines joint venture controls more than two million acres surrounding the mines. The best potential for near to medium-term Life of Mine additions are at North Leeville, Fourmile and Goldrush, as well as the Ren project at Goldstrike (Carlin). The best opportunities for significant new discoveries are in the area between Turquoise Ridge and Twin Creeks, between Pipeline and Robertson at the Cortez complex and in the Carlin Basin south of Gold Quarry. The geological model of our orebodies was improved significantly in 2020. At Goldrush, Fourmile and throughout the Carlin Trend, a breccia classification scheme was created. This will be used to further develop a full 3D breccia model to enable better prediction of mineralization and a more robust resource model to optimize planning. The Carlin complex is richly endowed with gold deposits and this Tier One asset has some very exciting opportunities, not only for resource expansion but also for new world-class discoveries. Detailed relogging, modelling and additional framework drilling in the North Leeville area has identified several new controls to mineralization. Subsequent drilling has validated and refined the geology model, and results to date have confirmed at least two emerging high-grade areas, well above the average reserve grade at Leeville. Drilling closer to existing mine infrastructure has also identified controls to high-grade mineralization, and continues to extend the Turf orebody to the north and west. Like Carlin, the Cortez complex has a wealth of opportunities for expansion and growth. The Goldrush and Fourmile discoveries are good examples of our policy of first understanding the geological framework and then building out the necessary exploration programs. At Fourmile, the improved confidence in our geological understanding is demonstrated by our inaugural declaration of an indicated resource at the project, while still growing the inferred resource. EXPLORATION FOCUS ON NEVADA Moreover, drilling at Fourmile pointed to another emerging high-grade pod at Dorothy. There is no doubt this resource will grow once we drive the development from Goldrush and infill drill Fourmile. In the meantime, we continue to establish the geological framework further to the north and seek the next discovery in this string of high-grade orebodies. Still in the Cortez complex, Pipeline-Crossroads is a world-class deposit and resources continue to grow at the Robertson deposit. As the feasibility work at Robertson advances, the exploration team is taking a closer look at what lies between Pipeline-Crossroads and Robertson. Turquoise Ridge has one of the highest underground grades in the industry but was developed as a low tonnage, high-grade mine and not based on a proper geological model. This offers a significant opportunity for value creation. The legacy Turquoise Ridge and Twin Creeks properties are on opposite ends of an 8km trend, both with a historically poor geological understanding and a lot of potentially prospective ground between them. A great deal of work has been done on this since the formation of NGM and new targets in what was thought to be a maturing district have already started to emerge. The newly discovered Midway fault between Turquoise Ridge and Twin Creeks could be an important district-scale mineralization control. The focus in 2021 is to target metal leakage above and peripheral to an important mineralizing fluid trap that localizes some of the highest grades at Turquoise Ridge. This work is a precursor to finding a vector to target the source of high-grade mineralization. At Hemlo in Ontario, Canada, drilling at the Blackfly target to the west of the mine has highlighted the potential to expand mineralization in that direction. Land consolidation east of Hemlo has increased the prospective search space across the camp following the completion of two option agreements. Knowledge from the Hemlo orebody will be leveraged as potential exploration activities are evaluated for the new properties. Community and stakeholder engagement regarding the new prospective search space has begun. NORTH AMERICA GEOLOGY

Latin America and Asia Pacific This past year was marked by the establishment of a new exploration and new business team for the region, and as a result we are working to expand our footprint and open up new opportunities across Latin America. We have applied for properties in new prospective mineral districts, reached earn-in agreements with third parties and are negotiating many more. Immediately adjacent to the Pueblo Viejo mining concession, we are securing an important parcel of land as part of the Pueblo Viejo expansion plan. On the joint venture permit itself, an interesting new target has been developed southeast of the Moore pit, with a kilometric scale geochemical anomaly coinciding with favourable alteration, and a structural architecture reminiscent of Monte Negro. Elsewhere in the Dominican Republic, we have evaluated three new mineral districts, and are in the process of applying for and consolidating land positions in two of them. In the Veladero-Pascua Lama district, a drilling campaign to test the link between the underlying deposit geology and metallurgical characteristics is underway. Meanwhile, extensions of known mineralization at Lama and Penelope (a satellite deposit of Lama) are being investigated. There are still a number of untested opportunities with potential to expand the resource and reserve base of both Lama and Veladero. In the Salta Province of northern Argentina, Barrick has secured another earn-in option on a prospective property that has a silver resource but has been under-explored for gold potential. Four targets were identified on the property and will be followed up in 2021. Barrick continues to evaluate properties in the province with the view to building a large high-quality portfolio. LATIN AMERICA GEOLOGY While the El Indio Belt has been a prolific generator of multiple world-class discoveries, short of a new greenfield’s discovery, the strategy is to build a critical mass of smaller deposits to create a mining complex capable of meeting Barrick’s criteria. Stepping further out, extensions of the belt are less explored and likely to have a different style of mineralization requiring different search criteria. This will be investigated. In Southern Peru, we have confirmed the presence of gold mineralization in the Tumaruma project and are working to advance a drill program at Colpacota. Barrick has also applied for a large land position where the well-mineralized Jurassic mineral belt projects into Northern Peru. The area is known to contain several mineral occurrences but is underexplored compared to the more established mineral districts. At Alturas-Del Carmen, drilling has started with the objective of testing shallow, high-grade mineralization that would impact the economics of the project, following up on a comprehensive and improved structural framework completed in 2020. We have screened and evaluated five projects across the Guiana Shield since inception of the Reunion Strategic Alliance, and in late 2020, the first project from Suriname was included. The Guiana Shield remains of significant interest to us with similar geology and potential as the prolific West African craton. The initial regional assessment program of the large portfolio of projects in Japan is advancing well. Geochemical sampling has been completed on the majority of the 29 Japan Gold Strategic Alliance projects with many anomalous catchment basins and rock samples identified. Further detailed investigation will be carried out upstream to identify the source of precious metals. As results of the geophysical and geochemical programs are received, we expect to identify new highly prospective areas in the major gold provinces of Japan and determine which of the properties will be retained and managed by Barrick.

In Senegal on the Bambadji joint venture, a potential emerging discovery at Kabewest has been validated by deeper drilling. Surface geochemical sampling continues to expand and point to an extensively mineralized system. Meanwhile, deeper drilling is starting to prove there is a significantly mineralized source. Since the property is in the shadow of a world-class district, the program will be accelerated with shallow drilling on wide spacings to more quickly delineate the full extent of the system, to acquire some reliable geology data and point us to a bedrock source more quickly. The Loulo district in Mali is still our most prolific generator of new ounces. The Loulo-Gounkoto complex again more than replaced depleted reserves last year, and there are big opportunities for more in both the Loulo and Gounkoto mining licenses. The first scout holes at Yalea Ridge could be pointing to an emerging discovery just beside the Yalea open pit, where abundant visible gold has been intersected in drilling and located within an area of extensive artisanal work. Mineralized veins are at a high angle to the overall trend of the rocks and determining the optimal drill angle is necessary prior to initiating a more extensive follow up program. The results so far are exciting and highlight the exploration potential of this Tier One asset. Also at Yalea, high-grade extensions of the Transfer Zone continue. Scout drilling this year has now extended the shoot trend to over 650m beyond the 2019 block model. Thicker and higher grade zones are appearing down plunge of the Panel Zone and can be expected down-dip. Meanwhile nearby at Gounkoto, the Faraba structure has been extended 2.2km north of the Faraba complex and is now over 6km long. At Mina, a new mineralized structure coinciding with a welldefined geophysical anomaly has been identified, extending at least 3km immediately south of the Gounkoto pit, which contains strong zones of alteration and quartz-sulphide veining in artisanal mine areas. Wide spaced reverse circulation drill sections are planned to expedite determination of open pit potential. In Côte d’Ivoire, exploration continues to return strong results from multiple targets along strike from the Tongon mine, with the aim of extending the Life of Mine beyond 2023. The team is also evaluating targets across its regional portfolio in the country. In the DRC, drilling 500m down plunge of the KCD orebody successfully confirmed the continuation of the folded Kibali mine sequence, with alteration and mineralization providing a framework for infill drilling from underground. Exploration continued at multiple targets along the KZ trend which hosts all the deposits on the project. In 2021, this work will include the testing of plunging high-grade lodes beneath the Kalimva and Pakaka deposits. Much progress has been made at North Mara where the focus on getting a proper understanding of the geology is delivering exceptional results. North Mara has increased its mineral reserves net of depletion in 2020, while the substantial growth in resources indicates a significant potential for extending its Life of Mine. Near mine drilling is returning significantly better results compared to the previous resource model, and the Gena pit continues to show significant expansion potential. Work to date supports our regional-scale exploration model and has identified fertile porphyries in three key targets. Two of these targets, Shakta and Conjunction, warrant drilling later this year. Elsewhere in Tanzania, generative exploration has identified seven areas of interest within three principal mineral districts where Barrick has applied for almost 3,300km² of tenements. If granted, we look forward to testing our new ideas and concepts to realize the full potential in what has been a relatively dormant and unexplored jurisdiction in the recent past.

Endnotes i Please see page 143 of this annual report for corresponding endnotes. ii Key Assumptions Gold Price ($/oz) 1,700 1,200 Copper Price ($/lb) 2.75 2.75 Oil Price (WTI) ($/barrel) 60 60 AUD Exchange Rate (AUD:USD) 0.75 0.75 ARS Exchange Rate (USD:ARS) 100 100 CAD Exchange Rate (USD:CAD) 1.30 1.30 CLP Exchange Rate (USD:CLP) 750 750 EUR Exchange Rate (EUR:USD) 1.20 1.20 This five-year indicative outlook is based on our current operating asset portfolio, sustaining projects in progress and exploration/ mineral resource management initiatives in execution. This outlook is based on our current reserves and resources as disclosed in our Annual Report and assumes that we will continue to be able to convert resources into reserves. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. For the group gold and copper segments, and where applicable for a specific region, this indicative outlook is subject to change and assumes the following: l Production from Goldrush commencing in 2021, in-line with guidance. l Production ramping-up from Turquoise Ridge Third Shaft by 2022, in-line with guidance. l New portal access from the Upper C Zone of Hemlo in H2 2021, allowing for a ramp-up of underground throughput in 2022. l Production from the proposed Pueblo Viejo plant expansion and tailings project starting in 2023, in-line with guidance. Our assumptions are subject to change following the combined feasibility study for the plant expansion and tailings project. l Buzwagi will enter care and maintenance midway through 2021. l A ramp-up of Bulyanhulu through the first half of 2021 and reach annualized steady-state production by 2022. l Tongon will enter care and maintenance by 2024. l Sale of stockpiled concentrate related to Lumwana by the end of 2021. l Production from the Zaldívar CuproChlor® Chloride Leach Project by 2022. Antofagasta is the operator of Zaldívar. This five-year indicative outlook excludes: l Production from Fourmile. l Production from Pierina, Lagunas Norte and Golden Sunlight, which are currently in care and maintenance or closure. l Production from long-term greenfield optionality including Donlin, Pascua-Lama, Norte Abierto or Alturas-Del Carmen. Barrick’s 10-year gold production profile is subject to change and is based on the same assumptions as the current five-year outlook detailed above, except that the subsequent five years of the tenyear outlook assumes attributable production from Fourmile as well as exploration and mineral resource management projects in execution at Nevada Gold Mines and Hemlo. Barrick is closely monitoring the global Covid-19 pandemic and Barrick’s guidance may be impacted if the operation or development of our mines and projects is disrupted due to efforts to slow the spread of the virus.

Financial Report for 202 Contents Management’s Discussion and Analysis 49 / Mineral Reserves and Resources 155 / Financial Statements 166 Notes to Financial Statements 171 / Shareholder Information 224

Management’s Discussion and Analysis

Management’s Discussion

and Analysis (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 17, 2021, should be read in conjunction with our audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2020. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 154.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “vision”, “target”, “plan”, “opportunities”, “objective”, “pursuit”, “assume”, “intend”, “intention”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “strategy”, “prospective”, “following”, “future”, “aim”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s goal to be the world’s most valued gold mining business; Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; mine life and production rates; Barrick’s engagement with local communities to manage the Covid-19 pandemic; potential mineralization and metal or mineral recoveries; our ability to identify, invest in and develop potential Tier One, Tier Two and Strategic Assets; our strategies and plans with respect to environmental matters, including climate change, greenhouse gas emissions reduction targets, and tailings storage facility management projects; our future plans, growth potential, financial strength, investments and overall strategy, including with respect to dispositions of non-core assets, maximizing the long-term value of our strategic copper business, and our participation in future consolidation of the gold industry; the potential impact of proposed changes to Nevada’s Net Proceeds of Minerals tax on Nevada Gold Mines and Barrick’s engagement with affected stakeholders to reach a solution that secures the long-term viability of the Nevada mining industry; our plans and expected completion and benefits of our growth projects, including construction of twin exploration declines at Goldrush, the Turquoise Ridge Third Shaft, Pueblo Viejo plant and tailings facility expansion, Bulyanhulu production ramp-up, Zaldívar chloride leach project, and Veladero power transmission project; our ability to convert resources into reserves; the proposed return of capital distribution, including the timing and amount of the distribution; the partnership between Barrick and the Government of Tanzania (“GoT”) and the agreement to resolve all outstanding disputes between Acacia and the GoT; Barrick and Barrick Niugini Limited’s response to the government of Papua New Guinea’s decision not to extend Porgera’s special mining lease and to the Internal Revenue Commission’s proposed tax adjustments; the agreement in principle regarding arrangements for a new Porgera partnership with Papua New Guinea, and efforts to reach a binding memorandum of agreement; the duration of the temporary suspension of operations at Porgera; asset sales, joint ventures and partnerships; our economic and social development priorities within our host communities, including local hiring, procurement, training and community development initiatives; our digital innovation initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; disruption of supply routes which may cause delays in construction and mining activities at Barrick’s more remote properties; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licences by governmental authorities, including non-renewal of Porgera’s Special Mining Lease; changes in national and local government legislation, taxation, controls or regulations and/ or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or targeted

Barrick Gold Corporation | Annual Report 2020	49

Management’s Discussion and Analysis

investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; whether benefits expected from recent transactions are realized; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF NON-GAAP FINANCIAL

PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

🌑	“adjusted net earnings”

🌑	“free cash flow”

🌑	“EBITDA”

🌑	“adjusted EBITDA”

🌑	“total cash costs per ounce”

🌑	“C1 cash costs per pound”

🌑	“all-in sustaining costs per ounce/pound”

🌑	“all-in costs per ounce” and

🌑	“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 115 to 142. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 143. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

50	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

INDEX

52	Overview

	52	Our Vision

	52	Our Business

	52	Our Strategy

	53	Financial and Operating Highlights

	55	Environmental, Social and Governance

	58	Reserves and Resources

	60	Key Business Developments

	63	Outlook for 2021

	67	Risks and Risk Management

	68	Market Overview

	70	Production and Cost Summary

72	Operating Divisions Performance

	73	Nevada Gold Mines

		75	Carlin

		77	Cortez

		79	Turquoise Ridge

		81	Other Mines – Nevada Gold Mines

	82	Pueblo Viejo

	84	Loulo-Gounkoto

	86	Kibali

	88	Veladero

	90	Porgera

	93	North Mara

	95	Bulyanhulu

	97	Other Mines – Gold

	98	Other Mines – Copper

98	Growth Project Updates

100	Exploration and Mineral Resource Management

104	Review of Financial Results

	104	Revenue

	105	Production Costs

	106	Capital Expenditures

	107	General and Administrative Expenses

	107	Exploration, Evaluation and Project Costs

	108	Finance Costs, Net

	108	Additional Significant Statement of Income Items

	109	Income Tax Expense

111	Financial Condition Review

	111	Balance Sheet Review

	111	Shareholders’ Equity

	111	Financial Position and Liquidity

	112	Summary of Cash Inflow (Outflow)

	113	Summary of Financial Instruments

113	Commitments and Contingencies

114	Review of Quarterly Results

114	Internal Control over Financial Reporting and Disclosure Controls and Procedures

115	IFRS Critical Accounting Policies and Accounting Estimates

115	Non-GAAP Financial Performance Measures

143	Technical Information

143	Endnotes

154	Glossary of Technical Terms

155	Mineral Reserves and Mineral Resources Tables

162	Management’s Responsibility

162	Management’s Report on Internal Control Over Financial Reporting

163	Independent Auditor’s Report

166	Financial Statements

171	Notes to Consolidated Financial Statements

Barrick Gold Corporation | Annual Report 2020	51

Management’s Discussion and Analysis

OVERVIEW

Our Vision

We strive to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners.

Our Business

Barrick is one of the world’s leading gold mining companies with annual gold production and gold reserves that are among the largest in the industry. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We hold ownership interests in fourteen producing gold mines, including six Tier One Gold Assets1 and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts. These gold mines are geographically diversified and are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. Our copper mines are located in Zambia, Chile and Saudi Arabia. We also have exploration and development projects located throughout the Americas and Africa. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market or to independent refineries; gold and copper concentrate is sold to independent smelting or trading companies; and copper cathode is sold to third-party purchasers or on exchange. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX.

2020 REVENUE ($ millions)

Our Strategy

Our strategy is to operate as business owners by attracting and developing world-class people who understand and are involved in the value chain of the business, act with integrity and are tireless in their pursuit of excellence. We are focused on returns to our stakeholders by optimizing free cash flow, managing risk to create long-term value for our shareholders and partnering with host governments and our local communities to transform their country’s natural resources into sustainable benefits and mutual prosperity. We aim to achieve this through the following:

Asset Quality

🌑

Grow and invest in a portfolio of Tier One Gold Assets, Tier Two Gold Assets and Strategic Assets[2] with an emphasis on organic growth to leverage our existing footprint. We will focus our efforts on identifying, investing in and developing assets that meet our investment criteria. The required internal rate of return (IRR) for Tier One Gold Assets and Tier Two Gold Assets is 15% and 20%, respectively, based on our long-term gold price assumption. A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce[4] over the mine life that are in the lower half of the industry cost curve. A Tier Two Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce[4] over the mine life that are in the lower half of the industry cost curve.

🌑	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

🌑	Maximize the long-term value of our strategic Copper Business[3].

🌑	Sell non-core assets over time in a disciplined manner.

Operational Excellence

🌑	Strive for zero harm workplaces.

🌑	Operate a flat management structure with a strong ownership culture.

🌑	Streamline management and operations, and hold management accountable for the businesses they manage.

🌑	Leverage innovation and technology to drive industry-leading efficiencies.

🌑	Build trust-based partnerships with host governments, business partners, and local communities to drive shared long-term value.

Sustainable Profitability

🌑	Follow a disciplined approach to growth and proactively manage our impacts on the wider environment, emphasizing long-term value for all stakeholders.

🌑	Increase returns to shareholders, driven by a focus on return on capital, internal rate of return and free cash flow.

Numerical annotations throughout the text of this document refer to the endnotes found on page 143.

52	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

FINANCIAL AND OPERATING HIGHLIGHTS

	For the three months ended				For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Financial Results ($ millions)

Revenues	3,279	3,540	(7%	)	12,595	9,717	30%		7,243

Cost of sales	1,814	1,927	(6%	)	7,417	6,911	7%		5,220

Net earnings (loss)[a]	685	882	(22%	)	2,324	3,969	(41%	)	(1,545)

Adjusted net earnings[b]	616	726	(15%	)	2,042	902	126%		409

Adjusted EBITDA[b]	2,106	2,223	(5%	)	7,492	4,833	55%		3,080

Adjusted EBITDA margin[b,c]	64%	63%	2%		59%	50%	18%		43%

Total minesite sustaining capital expenditures[d]	354	415	(15%	)	1,559	1,320	18%		968

Total project capital expenditures[d]	184	126	46%		471	370	27%		425

Total consolidated capital expenditures[d,e]	546	548	0%		2,054	1,701	21%		1,400

Net cash provided by operating activities	1,638	1,859	(12%	)	5,417	2,833	91%		1,765

Net cash provided by operating activities margin[f]	50%	53%	(6%	)	43%	29%	48%		24%

Free cash flow[b]	1,092	1,311	(17%	)	3,363	1,132	197%		365

Net earnings (loss) per share (basic and diluted)	0.39	0.50	(22%	)	1.31	2.26	(42%	)	(1.32)

Adjusted net earnings (basic)[b] per share	0.35	0.41	(15%	)	1.15	0.51	125%		0.35

Weighted average diluted common shares (millions of shares)	1,778	1,778	0%		1,778	1,758	1%		1,167

Operating Results

Gold production (thousands of ounces)[g]	1,206	1,155	4%		4,760	5,465	(13%	)	4,527

Gold sold (thousands of ounces)[g]	1,186	1,249	(5%	)	4,879	5,467	(11%	)	4,544

Market gold price ($/oz)	1,874	1,909	(2%	)	1,770	1,393	27%		1,268

Realized gold price[b,g] ($/oz)	1,871	1,926	(3%	)	1,778	1,396	27%		1,270

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,065	1,065	0%		1,056	1,005	5%		892

Gold total cash costs[b,g] ($/oz)	692	696	(1%	)	699	671	4%		588

Gold all-in sustaining costs[b,g] ($/oz)	929	966	(4%	)	967	894	8%		806

Copper production (millions of pounds)[i]	119	103	16%		457	432	6%		383

Copper sold (millions of pounds)[i]	108	116	(7%	)	457	355	29%		382

Market copper price ($/lb)	3.25	2.96	10%		2.80	2.72	3%		2.96

Realized copper price[b,i] ($/lb)	3.39	3.28	3%		2.92	2.77	5%		2.88

Copper cost of sales (Barrick’s share)[i,j] ($/lb)	2.06	1.97	5%		2.02	2.14	(6%	)	2.40

Copper C1 cash costs[b,i] ($/lb)	1.61	1.45	11%		1.54	1.69	(9%	)	1.97

Copper all-in sustaining costs[b,i] ($/lb)	2.42	2.31	5%		2.23	2.52	(12%	)	2.82

	As at 12/31/20	As at 9/30/20	Change		As at 12/31/20	As at 12/31/19	Change		As at 12/31/18

Financial Position ($ millions)

Debt (current and long-term)	5,155	5,161	0%		5,155	5,536	(7%	)	5,738

Cash and equivalents	5,188	4,744	9%		5,188	3,314	57%		1,571

Debt, net of cash	(33)	417	(108%	)	(33)	2,222	(101%	)	4,167

a.	Net earnings (loss) represents net earnings (loss) attributable to the equity holders of the Company.
b.

Adjusted net earnings, adjusted EBITDA, adjusted EBITDA margin, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs, total cash costs, C1 cash costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.	Total consolidated capital expenditures also includes capitalized interest.
f.	Represents net cash provided by operating activities divided by revenue.
g.

Includes North Mara, Bulyanhulu and Buzwagi on a 84% basis starting January 1, 2020 (and on a 63.9% basis from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and on a 100% basis from October 1, 2019 to December 31, 2019), Pueblo Viejo on a 60% basis, South Arturo on a 36.9% basis from July 1, 2019 onwards as a result of the contribution to Nevada Gold Mines (and on a 60% basis from January 1, 2018 to June 30, 2019), and Veladero on a 50% basis, which reflects our equity share of production and sales. Commencing on January 1, 2019, the effective date of the merger with Randgold Resources Limited (the “Merger”), also includes Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis, and Morila on a 40% basis until the second quarter of 2019. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

h.	Gold cost of sales (Barrick’s share) is calculated as cost of sales – gold on an attributable basis (excluding sites in care and maintenance) divided by ounces sold.
i.	Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.
j.	Copper cost of sales (Barrick’s share) is calculated as cost of sales (copper) plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by pounds sold.

Barrick Gold Corporation | Annual Report 2020	53

Management’s Discussion and Analysis

OPERATING CASH FLOW AND FREE CASH FLOWa

GOLD PRODUCTION (thousands of ounces)

GOLD COST OF SALESb, TOTAL CASH COSTSa, AND

ALL-IN SUSTAINING COSTSa ($ per ounce)

DEBT, NET OF CASH ($ billions)

COPPER PRODUCTION (millions of pounds)

COPPER COST OF SALESb, C1 CASH COSTSa, AND

ALL-IN SUSTAINING COSTSa ($ per pound)

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

b.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); and 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2018 to June 30, 2019), divided by attributable gold ounces. Commencing January 1, 2019, the effective date of the Merger, the non-controlling interest of 20% Loulo-Gounkoto and 10.3% Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019) is included. Cost of sales applicable to gold per ounce also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

c.	Based on the midpoint of the guidance range.

54	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Factors affecting net earnings and adjusted net earnings4 – three months ended December 31, 2020 versus September 30, 2020

Net earnings attributable to equity holders of Barrick (“net earnings”) for the three months ended December 31, 2020 were $685 million compared to $882 million in the prior quarter. The decrease was primarily due to a lower realized gold price4 of $1,871 per ounce for the three months ended December 31, 2020, compared to $1,926 per ounce in the prior quarter.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings4 of $616 million for the three months ended December 31, 2020 were $110 million lower than the prior quarter. The decrease in adjusted net earnings4 was mainly due to a lower realized gold price4, as discussed above, and a decrease in gold and copper sales volumes.

The significant adjusting item in the three months ended December 31, 2020 was $118 million ($126 million before tax and non-controlling interest) in acquisition/disposition gains, primarily resulting from the sale of Eskay Creek, Morila and Bullfrog.

Refer to page 116 for a full list of reconciling items between net earnings and adjusted net earnings4 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings4 – year ended December 31, 2020 versus December 31, 2019

Net earnings for the year ended December 31, 2020 were $2,324 million compared to $3,969 million in the prior year. The significant decrease was primarily due to items occurring in the prior year, including:

🌑	a gain of $1.9 billion ($1.5 billion net of taxes) relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines;

🌑	a gain of $408 million (no tax impact) resulting from the sale of our 50% interest in Kalgoorlie;

🌑

an impairment reversal at Lumwana of $947 million ($663 million net of taxes) and at Pueblo Viejo of $865 million ($277 million net of taxes and non-controlling interest), partially offset by an impairment charge at Pascua-Lama of $296 million (no tax impact);

🌑	a gain of $628 million (no tax impact) on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”); and

🌑	a gain of $216 million on a settlement of customs duty and indirect taxes at Lumwana.

The decrease was partially offset by current year positive items consisting of:

🌑	a net impairment reversal of $91 million ($304 million before tax) resulting from the framework agreement with the Government of Tanzania being signed and made effective in the first quarter of 2020;

🌑	a gain of $172 million ($180 million before tax and non-controlling interest) in acquisitions/dispositions, primarily resulting from the sales of Eskay Creek, Massawa, Morila and Bullfrog; and

🌑	a gain of $104 million (no tax impact) on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings4 of $2,042 million for the year ended December 31, 2020 were $1,140 million higher than the prior year. The increase in adjusted net earnings4 was primarily due to a higher realized gold price4 of $1,778 per ounce in 2020 compared to $1,396 per ounce in the prior year, partially offset by higher gold cost of sales per ounce5.

Refer to page 116 for a full list of reconciling items between net earnings and adjusted net earnings4 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow4 – three months ended December 31, 2020 versus September 30, 2020

In the three months ended December 31, 2020, we generated $1,638 million in operating cash flow, compared to $1,859 million in the prior quarter. The decrease of $221 million was primarily due to an increase in interest paid as a result of the timing of interest payments on our public market debt. This was combined with a lower realized gold price4 of $1,871 per ounce for the three months ended December 31, 2020, compared to $1,926 per ounce in the prior quarter.

Free cash flow4 for the three months ended December 31, 2020 was $1,092 million, compared to $1,311 million in the prior quarter, reflecting lower operating cash flows, while capital expenditures remained consistent with the prior quarter. In the three months ended December 31, 2020, capital expenditures on a cash basis were $546 million compared to $548 million in the prior quarter as a decrease in minesite sustaining capital expenditures was offset by higher project capital expenditures. The decrease in minesite sustaining capital expenditures is primarily due to Loulo-Gounkoto and was driven by lower capitalized stripping at the Gounkoto open pit and a decrease in capital development at Loulo. This was combined with a decrease at Cortez as a result of fewer haul truck component replacements, the ramp-down of the Crossroads dewatering project until the next stages are reviewed and approved, and a reduction in capitalized stripping as the mine transitions out from a mostly stripping phase at Crossroads Phase 4. The increase in project capital expenditures was primarily due to the plant and tailings expansion project at Pueblo Viejo and the restart of underground mining and processing operations at Bulyanhulu.

Factors affecting Operating Cash Flow and Free Cash Flow4 – year ended December 31, 2020 versus December 31, 2019

For the year ended December 31, 2020, we generated $5,417 million in operating cash flow, compared to $2,833 million in the prior year. The increase of $2,584 million was primarily due to a higher realized gold price4 of $1,778 per ounce in 2020, compared to $1,396 per ounce in the prior year, partially offset by higher gold cost of sales per ounce5. The current year also included a full year contribution from Nevada Gold Mines, whereas the prior year included a contribution for only the six month period from July 1, 2019.

For 2020, we generated free cash flow4 of $3,363 million compared to $1,132 million in the prior year. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In 2020, capital expenditures on a cash basis were $2,054 million compared to $1,701 million in the prior year, mainly as a result of the formation of Nevada Gold Mines. This was combined with higher minesite sustaining capital expenditures as a result of increased capitalized stripping at Loulo-Gounkoto and our investment in the tailings storage facility and other water management initiatives at North Mara. This was further impacted by higher project capital expenditures related to the plant and tailings expansion project at Pueblo Viejo and the restart of underground mining and processing operations at Bulyanhulu.

Environmental, Social and Governance (“ESG”)

Sustainability is integral to Barrick and is entrenched in our DNA. This means that the day-to-day ownership of sustainability-related risks and opportunities is in the hands of individual sites. As each site manages its geological, operational and technical capabilities to meet our business objectives, the site must also manage its own sustainability performance.

Our commitment and responsibility for sustainability is driven at an operational level, not set in a corporate office as part of a compliance exercise. Each site plays a role in identifying programs, metrics, and targets that measure real progress and deliver real impacts for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, as a member of the Group’s Executive Committee, provides oversight and direction on this site-level ownership, ensuring alignment towards the strategic priorities of the overall business.

Barrick Gold Corporation | Annual Report 2020	55

Management’s Discussion and Analysis

Our sustainability strategy is built on four main pillars: (1) Ensuring we respect human rights; (2) Protecting the health and safety of our people and local communities; (3) Sharing the benefits of our operations; and 4) Managing our impacts on the environment.

We are encouraged that analyzing ESG strategy as part of an investment thesis has moved from the margins to the mainstream. However, we also recognize the challenges it presents with the ever-increasing number of disclosures, tools and metrics used to score a company’s performance.

Our 2019 Sustainability Report introduced an ESG scorecard to address this challenge. The scorecard, which is a first for our industry, sets out what we believe are the sustainability issues most relevant both for our business and our industry, ranking us against our peers and internal metrics. It compares our performance across our priority ESG areas: Health and Safety, Social and Economic Development, Human Rights, the Environment, as well as Governance. Our performance on these aspects is then aggregated into an overall score.

For 2020, our performance on the scorecard will account for 25% of the long-term incentive for our executives. For 2019, we scored a B grade (on a scale where A represents high performance and E represents poor performance). We believe this accurately reflected the improvements in our sustainability performance during 2019, but also acknowledge that areas remain where we need to improve.

The scorecard will be updated and published in our 2020 Sustainability Report, which is expected to be released early in the second quarter of 2021, and will reflect the improvement in performance we have realized year-on-year.

Safety

Our safety vision is “Every person going home safe and healthy every day.”

Barrick is committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety performance is reported as part of our quarterly Environmental & Social Oversight Committee (“E&S Committee”) meetings and to the Board’s Corporate Governance & Nominating Committee.

Our goal is for the safety management systems at all operational mines to be certified to the internationally recognized ISO 45001 standard by the end of 2021, with three sites already accredited.

Across the Company, we have implemented our “Journey to Zero Harm” initiative. This initiative is focused on:

🌑	Engagement with our workforce through Visible Felt Leadership;

🌑	Aligning and improving our standards;

🌑	Ensuring accountability to our safety commitments; and

🌑	Ensuring our employees are fit for duty.

Our relentless focus on safety has helped drive performance improvements across much of the Group in 2020.

Our Group Lost Time Injury Frequency Rate (“LTIFR”)6 decreased to 0.32 in the fourth quarter of 2020, down from 0.45 in the prior quarter. Our Total Reportable Injury Frequency Rate (“TRIFR”)6 for the fourth quarter of 2020 was 1.43, a decrease from the prior quarter of 2.07.

For 2020, the Group recorded fewer Lost Time Injuries (“LTIs”) and Total Recordable Injuries (“TRIs”) compared to last year, with the related frequency rates also decreasing year-on-year.

Although we saw a year-on-year improvement in terms of our safety record with fewer total recordable injuries, we unfortunately suffered a fatality at Kibali in the Democratic Republic of Congo in November 2020. Aurelien Mufungizi, an underground service truck operator, was fatally injured underground when he became trapped between two heavy vehicles. A thorough investigation into the incident was completed, with lessons learned and corrective actions communicated to every site within the Group to ensure that similar tragedies never happen again. Our deepest condolences go out to his family.

Environment

Strong environmental management is a crucial building block of our business. Environmental issues with the greatest potential impact on the health and safety of local communities, such as how we use water, prevent incidents and manage tailings, are our highest priority.

Immediately after the Merger, we set a corporate goal for all sites to have their Environmental Management System (“EMS”) certified to the ISO 14001:2015 standard by the end of 2020. At the start of 2020, only four mines (Jabal Sayid, Bulyanhulu, Buzwagi and North Mara) remained to be certified. In October, Jabal Sayid was recommended for its inaugural certification to the ISO 14001:2015 standard. Following this, Bulyanhulu and Buzwagi were certified in November and December, respectively. North Mara is scheduled to complete a certification audit by the end of the first quarter of 2021.

We maintained our strong track record of stewardship and did not record any Class 17 environmental incidents during 2020.

Climate

In early 2020, we reviewed and updated our climate change strategy.

Barrick’s climate change strategy has three pillars: (1) Identify, understand and mitigate the risks associated with climate change; (2) Measure and reduce our impacts on climate change; and (3) Improve our disclosure on climate change. Action taken on each pillar is described below.

Identify, understand and mitigate the risks associated with climate change

We continue to take steps to identify and manage risks and build resilience to climate change, as well as to position ourselves for new opportunities. Climate change-related factors continue to be incorporated into Barrick’s formal risk assessment process (for example, consideration is given to the availability and access to water, together with the impact of increased precipitation, drought, or severe storms on operations as well as on local communities). We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change, such as an increase in extended duration extreme precipitation events; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.

Measure and reduce the Group’s impact on climate change

Mining is an energy-intensive business, and we understand the important link between energy use and greenhouse gas (“GHG”) emissions. By measuring and effectively managing our energy use, we can reduce our draw from local energy grids, reduce our GHG emissions, achieve more efficient production, and reduce our costs.

Improve our disclosure on climate change

As part of our commitment to improve our disclosure on climate change, we complete the annual CDP (formerly known as the Carbon Disclosure Project) emissions questionnaire, which makes investor-relevant climate data widely available. In 2020, Barrick received a C minus grade on the CDP Climate Change Questionnaire. This grade places Barrick in the ‘awareness’ scoring band.

The Board’s Corporate Governance & Nominating Committee meets quarterly and is responsible for overseeing Barrick’s policies, programs and performance relating to the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which were reviewed by the Audit & Risk Committee throughout 2019 and 2020.

56	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

During 2020, we also concluded an update of our global scenario analysis, and we are now advancing an individual site-by-site analysis to better understand the risk that climate change poses to each operation, with an initial focus on our Tier One Gold Assets1. In addition, the Audit & Risk Committee reviewed the Group’s approach to climate change in the context of our public disclosures.

As detailed in our 2019 Sustainability Report, Barrick has updated its GHG emissions reduction target to achieve a reduction of at least 10% by 2030, while maintaining a steady ounce production profile. The basis of this reduction is against a 2018 baseline that combines legacy Barrick and Randgold data as well as 2018 emissions from the assets over which we assumed operational control in 2019, including Nevada Gold Mines and the Tanzanian mines.

Our emissions reduction target is grounded in climate science and has a detailed and demonstrable pathway for achievement. This required the identification of several projects for implementation, including certain projects that are already contributing to emissions reduction:

🌑	Our investment in battery technology at Kibali will further reduce the mine’s requirement for diesel generators.

🌑	At Loulo-Gounkoto, we have installed a 20 MW solar power plant, which began injecting power into the microgrid.

🌑	In the Dominican Republic, we have switched the Quisqueya Power Plant from heavy fuel oil to cleaner burning natural gas.

Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.

We expect our focus on climate change to continue through 2021 and beyond, with several projects that will further reduce GHG emissions. Those listed below are more advanced in the project lifecycle with capital already committed.

🌑	Nevada Gold Mines – Conversion of the TS power plant from coal to natural gas. This is estimated to reduce GHG emissions by 563 kt CO2-e per annum.

🌑	Nevada Gold Mines – Construction of a 100 MW TS Solar Farm. This is estimated to reduce GHG emissions by 52 kt CO2-e per annum.

🌑	Pueblo Viejo – Implementing the Lime Kiln Fuel Switch Project (from diesel to liquified natural gas) which is estimated to reduce GHG emissions by 127 kt CO2-e per annum.

🌑	Loulo-Gounkoto – Doubling the capacity of the 20 MW Loulo Solar Power Plant for an incremental 27 kt CO2-e per annum reduction, which is at the feasibility stage.

In our upcoming 2020 Sustainability Report, to be released early in the second quarter of 2021, we plan to provide details on an increase in our emissions reduction target to at least 30% by 2030 against the 2018 baseline of 7,541 kT CO2e per annum, while maintaining a steady production profile. We also expect to provide details on a new interim reduction target of 15%, which is based on feasibility projects that have been identified and are currently being implemented. Ultimately, our vision is net zero GHG emissions achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to reduce energy and GHG emissions will also be strengthened, and we plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.

We continue to align our disclosures with the Taskforce on Climate-related Financial Disclosures (“TCFD”) and will work to incorporate scenario analysis into our future disclosures. We have a strong foundation and Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Water

Our aim is to deliver enough water for the effective operation of our mines, while at the same time protecting the quality and quantity of water available to host communities and other users in our watersheds. Our commitment to responsible water use is codified in our Environmental Policy. This requires us to minimize our use of water, control and manage our impacts on water quality, and engage with stakeholders, including local communities, to maintain sustainable management of water resources for the benefit of all users.

Each mine has its own site-specific water management plan, which considers: (1) the different water sources available; (2) the local climate conditions; and (3) the needs of local users and the needs of the mine. This information is supplemented by a range of international frameworks and tools such as the WWF Water Risk Filter to evaluate water risks, particularly those linked to water stress.

We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.

Our water recycling and reuse rate for 2020 is above our annual target of 75%. We will provide an update on our progress against this target in our 2020 Sustainability Report.

Tailings

We are committed to ensuring our tailings storage facilities (“TSFs”) meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic activities.

Barrick currently manages 63 TSFs, of which 21 (33%) are operating, 41 (65%) are closed, and one is inactive. A riverine tailings disposal system was used at the Porgera Joint Venture in Papua New Guinea prior to entering care and maintenance on April 25, 2020. In 2020, independent reviews were conducted at our Pueblo Viejo, Phoenix, Carlin, Cortez, Hemlo, and Loulo-Gounkoto mines, as well as the Giant Nickel and Nickel Plate closure sites.

Social

We regard our host communities and countries as important partners in our business. We understand we are guests and want the countries and communities we operate in to benefit from our presence. We are committed to contributing to their social and economic development. Our sustainability policies also commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. These policies also commit us to conducting our business with integrity through our absolute opposition to corruption, and requiring our suppliers to operate ethically and responsibly as a condition of doing business with us.

Our approach to our relationships with our Indigenous Partners is no different, and we create genuine partnerships that aim to build a long-term positive legacy within our host communities.

Barrick Gold Corporation | Annual Report 2020	57

Management’s Discussion and Analysis

Community and economic development

Our commitment to social and economic development is set out in our overarching Sustainable Development Policy and our Social Performance Policy.

🌑

Paying our fair share of taxes – The taxes, royalties and dividends we pay provide significant income for our host countries as well as help to fund vital services and infrastructure. We have introduced a comprehensive tax policy covering governance, management of tax risks, principles of tax planning, compliance and relationship with tax authorities as well as transparency and disclosure. Furthermore, we report all government and tax payments transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act (“ESTMA”).

🌑

Prioritizing local hiring – The employment opportunities created by our presence is one of our largest social and economic contributions to our host communities and countries. Our aim is to maximize this contribution. We work to identify and nurture local talent at every level of our business through a range of skills and formal training. We augment this by prioritizing the purchase of goods and services from local communities and host countries. At the end of 2020, 97% of our workforce and 80% of senior management were nationals from our host countries.

🌑

Prioritizing local buying – We want to maximize the amount of value that stays in our countries of operation. That is why our procurement processes prioritize local companies, followed by those from the larger region or host country. Over the course of 2020, we procured over $4.4 billion of goods and services from suppliers based in our host countries on a 100% basis.

🌑

Investing in community-led development initiatives – We believe that no one knows the needs of local communities better than the communities themselves. That is why we have been targeting the establishment of community development committees (“CDCs”) at every operating site – a target that we achieved in 2020. The role of the CDC is to allocate the community investment budget to those projects and initiatives most needed and desired by local stakeholders. Each CDC is elected and made up of a mix of local leaders, community members as well as representatives from local women and youth groups. In the fourth quarter of 2020, we invested over $13 million in sustainable community development projects, over and above any Covid-19 initiatives.

Human rights

Respect for human rights is a central part of our sustainability vision. We have zero tolerance for human rights violations wherever we operate. We avoid causing or contributing to human rights violations and we facilitate access to remedies. Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights, and the OECD Guidelines for Multinational Enterprises.

Our commitments to respect human rights is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include:

🌑	Monitoring and reporting;

🌑	Due diligence;

🌑	Training; and

🌑	Disciplinary action and remedy.

We also expect the same standards from our suppliers as our Supplier Code of Ethics incorporates human rights provisions.

Responsibility for the oversight and implementation of our human rights compliance program sits with our Group Sustainability Executive, with support from our Senior Vice President Business Assurance and Risk, and our Human Resources Executive.

During the fourth quarter of 2020, we reviewed and revised several policies and programs related to human rights, most notably our Policy on the Voluntary Principles for Security and Human Rights and have updated our training program to be more interactive.

Governance

The bedrock of our sustainability strategy is strong governance. Immediately after the Merger, Barrick established the E&S Committee to connect site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) Mine General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; and (5) an independent sustainability consultant in an advisory role. The E&S Committee meets to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management at each of our Tier One Gold Assets1.

The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board’s Corporate Governance & Nominating Committee on a quarterly basis to oversee the policies and performance of Barrick’s environmental, health and safety, corporate social responsibility, and human rights programs.

Further to the specific focus of the E&S Committee, weekly Executive Committee review meetings allow for the discussion of opportunities and risks that may help or hinder the Group from achieving its objectives, including climate-related risks.

Reserves and Resources8

For full details of our mineral reserves and mineral resources, refer to page 155 of the Q4 2020 Report.

Gold

Barrick’s 2020 reserves are estimated using a gold price assumption of $1,200 per ounce and are reported to a rounding standard of two significant digits, both unchanged from 2019. As of December 31, 2020, Barrick’s proven and probable gold reserves were 68 million ounces8 at an average grade of 1.66 g/t, compared to 71 million ounces9 at an average grade of 1.68 g/t in 2019. This year-over-year change reflects the removal of 2.2 million ounces at 3.94 g/t Au from reserves, due to the disposition of our interest in Massawa in 2020. When excluding the impact of Massawa, reserve replacement was 76% of depletion, with a consistent reserve grade maintained. Similarly, when adjusting for the disposition of Massawa, the net reduction in reserves year-over-year is approximately 2%.

Reserve replenishment, net of depletion, was achieved at three of Barrick’s Tier One Gold Assets1 – Kibali, Loulo-Gounkoto and Pueblo Viejo. Both Hemlo and North Mara also achieved this milestone, advancing Hemlo down the path to becoming a Tier Two Gold Asset2, and moving the Bulyanhulu and North Mara mines closer to potential Tier One status as a combined complex. Strong conversion of mineral resources was delivered, despite the 2020 focus of exploration programs at NGM on geological model updates to drive longer-term resource growth, as well as the impact of the Covid-19 pandemic on drilling activities at Veladero.

During 2020, the Company converted 4.6 million attributable ounces of mineral resources to proven and probable reserves, before depletion.

58	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

The Africa & Middle East (“AME”) region converted 2.2 million ounces to attributable reserves, with contributions from Loulo-Gounkoto, Kibali, North Mara and Tongon. At Loulo-Gounkoto, this was principally from extensions at the Yalea, Gara and Gounkoto underground mines. At Kibali, the KCD underground extensions of the 3000 and 5000 lodes, as well as the new Megi-Marakeke-Sayi open-pit and growth from the existing Sessenge and Pamao open-pits, contributed to this increase. Given the year-over-year growth from the open-pits, the average grade of reserves at Kibali has decreased from 4.20 g/t Au to 3.84 g/t Au. However, this growth has extended the open-pit mine life at Kibali beyond 10 years, which improves mining flexibility and provides a more balanced and sustainable blend of open-pit and underground ore over the entire mine life. We aim to achieve a similar optimized and balanced life of mine profile at North Mara, with conversions in 2020 driven by extensions to the Gokona underground mine and the inclusion of the Gena open-pit pushback. At Tongon, conversion to mineral reserves was from the Djinni satellite pit as well as the pushback extensions to the Southern and Northern Zone pits.

The North America region converted 1.1 million ounces to attributable reserves, primarily from Carlin, Cortez and Hemlo, before depletion. At Hemlo, the increase in reserves, net of depletion, was driven by conversion drilling at the C Zone and B Zone, which represents the main source of fresh ore feed for the mill. The focus at Nevada Gold Mines continues to be on geological model updates, which we expect to drive mineral resource growth and potentially, mineral reserves. This strategy has paid dividends in AME, where a strong focus on geological understanding and resource growth has allowed for continued and sustainable conversion of mineral resources to mineral reserves.

The Latin America & Asia Pacific region converted 1.3 million ounces to attributable reserves, including 1.1 million ounces from Pueblo Viejo. This reflects only a small portion of a larger indicated resource base that could be potentially converted to mineral reserves following completion of the feasibility study on tailings expansion. For further information on the Pueblo Viejo Process Plant and Tailings Expansion Project, please refer to the Growth Projects Updates section of this MD&A.

The company-wide conversion of 4.6 million attributable ounces of mineral resources to reserves in 2020 was marginally offset by a decrease following a review and redesign of mining and modeling parameters at Turquoise Ridge and Bulyanhulu. This equates to a net conversion of 4.1 million ounces in 2020, compared to mining depletion of 5.4 million ounces of attributable reserves.

ATTRIBUTABLE CONTAINED

GOLD RESERVES9,10,a (Moz)

a.	Figures rounded to two significant digits.

Gold Resources

In 2020, all mineral resources were estimated using a gold price assumption of $1,500 per ounce, unchanged from 2019. Barrick’s mineral resources for 2020 continue to be reported on an inclusive basis, incorporating all areas that form mineral reserves, reported at a resource cut-off grade and the assumed commodity price. All open-pit mineral resources are contained within a Whittle shell, while all underground mineral resources are contained within optimized mining shapes. Excluding the impact of Massawa, Barrick’s total attributable mineral resources grew in 2020, net of depletion. This growth in total mineral resources is a direct reflection of the Company’s increasing confidence in our geological models, which underpin all our operating business plans. In particular, this includes both the open-pit and underground mines of the Gokona deposit of North Mara, the Deep West zone of Bulyanhulu and across our portfolio at Nevada Gold Mines. This momentum will be the driver of future improvements in depletion replacement and mineral reserve conversion in the business.

Growth in total attributable mineral resources for North America, net of depletion, is encouraging. At Carlin, optimized pit shells at both Gold Quarry and South Arturo delivered year-over-year total open-pit resource growth at consistent grades. Notably at Gold Quarry, the geological model was further optimized based on process routing options only made possible with the formation of Nevada Gold Mines as the majority of ore is expected to be fed to the Goldstrike roaster. Within Leeville at Carlin, drilling at Rita K Lower Zone also delivered total mineral resource growth, net of depletion, with further exploration upside to the northwest. At Cortez, total mineral resource growth was principally driven by the Robertson open-pit and to a lesser extent, updated geological modeling at the Cortez Pits and Goldrush. A portion of inferred resources were upgraded to the indicated category at Robertson, and together with year-over-year total mineral resource growth, supports our plan for the deposit to contribute meaningfully to Cortez’s production profile starting in 2025. At the Fourmile project, north of Goldrush, 0.47 million ounces was upgraded into the indicated resource category at 10.22 g/t Au, while inferred resources grew to 2.3 million ounces at a slightly higher year-over-year grade of 10.9 g/t Au. For further information on Goldrush and Fourmile, please refer to the Growth Projects Updates section of this MD&A.

Challenging operating environments throughout Latin America due to the Covid-19 pandemic impacted drilling activities in 2020. However, we continued our focus on geological and metallurgical studies to grow our understanding of Veladero, Pascua-Lama and Del Carmen-Alturas through the year.

Barrick’s resources are reported to a rounding standard of two significant digits, unchanged from 2019. As of December 31, 2020, Barrick’s attributable measured and indicated resources were 160 million ounces8 at an average grade of 1.52 g/t Au. This compares to measured and indicated resources of 170 million ounces9 at an average grade of 1.55 g/t Au in 2019. Excluding the impact of Massawa, the year-over-year net change in raw attributable measured and indicated resources is a decrease of 1.5 million ounces, with grades remaining consistent. As of December 31, 2020, Barrick’s attributable inferred resources were 43 million ounces8 at an average grade of 1.4 g/t Au. This compares to inferred resources in 2019 of 39 million ounces9 at an average grade of 1.3 g/t Au. When adjusting for the disposition of Massawa, raw attributable inferred resources increased by 3.9 million ounces or 10% year-over-year, with grades improving by approximately 5.5% from 2019.

Copper

Copper mineral reserves for 2020 are estimated using a copper price of $2.75 per pound and mineral resources are estimated at $3.50 per pound, both unchanged from 2019. Copper reserves and resources for 2020 are reported to a rounding standard of two significant digits, also unchanged from 2019.

As of December 31, 2020, attributable proven and probable copper mineral reserves were 13 billion pounds8 at an average grade of 0.39%. This compares to 13 billion pounds9 at an average grade of 0.38% in the prior year.

Barrick Gold Corporation | Annual Report 2020	59

Management’s Discussion and Analysis

Attributable measured and indicated copper mineral resources were 25 billion pounds8 at an average grade of 0.36%, and inferred copper mineral resources were 2.2 billion pounds8 at an average grade of 0.2% as of December 31, 2020. This compares to prior year attributable measured and indicated copper mineral resources of 26 billion pounds9 at an average grade of 0.38%, and inferred copper mineral resources of 2.2 billion pounds9 at an average grade of 0.2%.

2020 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly, mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product.

ATTRIBUTABLE CONTAINED

COPPER RESERVES9,10,a (Blb)

a.	Figures rounded to two significant digits.

Key Business Developments

2020 Highlights

🌑	Captured the benefit of higher gold prices through disciplined operational execution, driving strong operating cash flow and record free cash flow[4];

🌑	Decentralized and agile management structure ensured that we delivered on our 2020 gold and copper production guidance despite the challenges of Covid-19;

🌑	Strengthened balance sheet, increasing cash by 57% since the prior year and reaching zero debt, net of cash, from a peak of $13.4 billion in 2013;

🌑	Non-core asset divestiture strategy has delivered in excess of $1.5 billion since it commenced in 2019;

🌑

Increased shareholder returns, having tripled the quarterly dividend per share since the announcement of the merger with Randgold and proposed a return of capital of $750 million to shareholders over the course of 2021;

🌑	Introduced a 10-year production outlook, highlighting a stable asset base and ability to generate strong cash flow well into the future;

🌑

Integrated Exploration and Mineral Resource Management (“MRM”) team continued to delineate significant brownfields expansion potential within and outside our 10-year production outlook, including high-grade resource growth at Fourmile;

🌑	Introduced an industry-leading sustainability scorecard, designed to ensure transparent ESG reporting that aligns key performance indicators against strategic priorities; and

🌑

Strong track record of stewardship maintained with zero Class 1 environmental incidents[7], and a significant year-over-year improvement in safety with LTIFR[6] and TRIFR[6] decreasing by 38% and 29%, respectively.

Covid-19 pandemic

Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and our business. Barrick has a strong culture of caring for the welfare of its employees and the communities. Our well-established prevention practices and procedures, and the experience we gained from dealing with two Ebola outbreaks around our African operations, has assisted us as we face this new and unprecedented challenge. We have been actively working to support government responses to the Covid-19 pandemic, both financially and using our supply chain to secure key supplies for the benefit of the communities in which we operate.

Our preference for employing nationals in the countries where we operate, rather than expatriates, means that we are not dependent upon a workforce traveling to a site on a regular basis from other parts of the globe. We have adopted certain operating procedures to respond to Covid-19, and to date, our operations have not been significantly impacted by the pandemic with the exception of Veladero, where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. Although this was lifted in April, movement and social distancing restrictions impacted the remobilization of employees and contractors back to Veladero.

Early and considered actions by management, including social distancing, screening and contact tracing measures have been implemented at all our sites. This has allowed our sites to continue to produce and sell their production, while keeping our people and local communities safe at the same time. These actions have minimized the impacts of the pandemic at our operations and facilitated the delivery of strong operating cash flow in 2020.

Our focus on strengthening our balance sheet in recent years has given us the financial strength to endure any short-term impacts to our operations while supporting our strategy of participating in our industry’s inevitable consolidation. We have $5.2 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to execute on our strategic goals.

We also recognize the situation remains dynamic; we continue to monitor developments around the world and believe we have positioned Barrick as best we can to weather the storm and take advantage of any value opportunities should they present themselves.

Return of Capital

We have announced a proposal for a return of capital distribution for shareholder approval at the Annual and Special Meeting on May 4, 2021. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates. It is proposed that the total distribution of approximately $750 million will be effected in three equal tranches to shareholders of record on dates to be determined in May, August and November 2021.

The proposed return of capital distribution demonstrates Barrick’s commitment to return surplus funds to shareholders as outlined in the strategy announced at the time of the Merger in September 2018. Since that time, the quarterly dividend has tripled, and this capital distribution further increases returns to shareholders.

The Board continues to review further returns to shareholders, which will be balanced and evaluated equally across other capital uses, including disciplined growth and debt management.

Sale of Lagunas Norte

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd for total consideration of up to $81 million, with $20 million of upfront cash consideration on closing. Completion of the sale is subject to closing conditions.

60	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Porgera Special Mining Lease Extension

Porgera’s Special Mining Lease (“SML”) terminated on August 16, 2019. The Company applied for a 20-year extension of the SML in June 2017 and has been engaging with the Government of Papua New Guinea on this matter since then. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its SML was being considered. Also in 2019, in response to a request from Papua New Guinea Prime Minister Marape, the Company proposed a benefit-sharing arrangement that would deliver more than half the economic benefits from the Porgera mine to Papua New Guinea stakeholders, including the Government, for the remainder of the life of mine, estimated at 20 years.

On April 24, 2020, Barrick Niugini Limited (“BNL”), the majority owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that the SML would not be extended. The Company believes the Government’s decision not to extend the SML is tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL. The Company has been engaged in ongoing discussions with Prime Minister Marape and his Government in light of the potentially catastrophic impact of this decision for the communities at Porgera and in Enga Province, and for the country as a whole. On October 15, 2020, BNL and Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. It further indicated that the parties had agreed in principle that Papua New Guinea will take a major share of equity under the new arrangements and BNL will retain operatorship and there will be a fair sharing of the economic benefits. Efforts to reach a memorandum of agreement to make these concepts and additional points binding are underway. In the meantime, all legal proceedings continue as discussed below.

BNL has been pursuing and will pursue all legal avenues to challenge the Government’s decision and to recover any damages that BNL may suffer as a result of the Government’s decision. Based on the communication received from the Government of Papua New Guinea that the SML would not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. BNL remains in possession of the mine to conduct care and maintenance.

On April 28, 2020, BNL filed a Judicial Review action against the Government of Papua New Guinea in the Papua New Guinea National Court of Justice. Judicial Review is a proceeding that challenges the procedural and constitutional adequacy of government administrative actions. The Judicial Review action seeks to quash the decision not to extend the SML on the grounds that the Government did not comply with the applicable legal standards and processes.

Trial was set to commence in the Judicial Review action on August 12, 2020. BNL sought leave to appeal two procedural rulings of the National Court that would affect the trial to the Supreme Court of Papua New Guinea. The Government of Papua New Guinea then asked the National Court to dismiss the Judicial Review action on purely procedural grounds. On September 1, 2020, the Court granted the Government’s request and dismissed the Judicial Review action. BNL appealed that decision to the Supreme Court on September 7, 2020.

On October 1 and 6, 2020, the Supreme Court reversed the National Court’s decision and granted BNL’s appeals of the two procedural rulings. The Supreme Court has not yet heard BNL’s appeal of the National Court’s dismissal of the Judicial Review action.

On August 25, 2020, the Government of Papua New Guinea purported to grant a new special mining lease covering the Porgera Mine to Kumul Mineral Holdings Limited (“Kumul”), the state-owned mining company. BNL immediately took administrative steps seeking to force the Government of Papua New Guinea to delay or withdraw the issuance of the special mining lease to Kumul. These administrative steps were not successful and on September 24, 2020, BNL commenced another Judicial Review action seeking to quash the decision to issue the special mining lease to Kumul. On January 26, 2021, the National Court granted BNL leave for the Judicial Review. In its decision, the Court declared itself satisfied that there was an arguable case that warrants the grant of the leave.

On July 9, 2020, BNL initiated conciliation proceedings before the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”). Through this conciliation, BNL seeks to reach an agreement for the extension of the SML on terms that will be mutually beneficial to the Company and to all Papua New Guinea stakeholders.

Simultaneously with BNL initiating the conciliation proceedings, Barrick (PD) Australia Pty Limited (“Barrick PD”), the Company’s subsidiary and an investor in the Porgera mine, has given notice to the Government of Papua New Guinea that a dispute has arisen under the Bilateral Investment Treaty (“BIT”) between Papua New Guinea and Australia, and has referred the dispute to arbitration before the ICSID. Barrick PD seeks to recover damages it has already suffered and damages it may suffer in the future by virtue of the Government’s wrongful refusal to grant an extension of the SML. The dispute notice expressly invites the Government to engage in consultations and negotiations in an attempt to resolve the investment treaty dispute.

Our priority remains the health and safety of all our employees and community stakeholders. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, we have not included Porgera in our full year 2021 guidance. As this is an evolving situation, we will reassess on an ongoing basis and provide further updates in due course. Refer to notes 21 and 36 of the 2020 Annual Financial Statements for more information.

Silver sale agreement

Our silver sale agreement with Wheaton requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100% of our silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. The completion date guarantee under the silver sale agreement for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver sale agreement, if the requirements of the completion guarantee were not satisfied by June 30, 2020, then Wheaton had the right to terminate the agreement within 90 days of that date, in which case, they would have been entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.

Given that, as of September 28, 2020, Wheaton had not exercised its termination right, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries are made). This residual cash liability was remeasured to $148 million as at September 30, 2020, being the present value of the liability due in 2039 discounted at a rate estimated for comparable liabilities, including Barrick’s outstanding debt. This remeasurement resulted in a gain of $104 million recorded in Other Income in the third quarter of 2020. The liability of $148 million was reclassified from other current liabilities to other non-current liabilities in the third quarter of 2020 and will be measured at amortized cost in future periods. For further details of the silver sale agreement, refer to notes 3 and 29 of the 2020 Annual Financial Statements.

Barrick Gold Corporation | Annual Report 2020	61

Management’s Discussion and Analysis

Sale of Eskay Creek

On August 4, 2020 Barrick entered into a definitive agreement with Skeena Resources Limited (“Skeena”) pursuant to which Skeena exercised its option to acquire the Eskay Creek project in British Columbia and Barrick waived its back-in right on the Eskay Creek project. The consideration under the definitive agreement consisted of: (i) the issuance by Skeena of 22,500,000 units (the “Units”), with each Unit comprising one common share of Skeena and one half of a warrant, with each whole warrant entitling Barrick to purchase one additional common share of Skeena at an exercise price of C$2.70 each until the second anniversary of the closing date; (ii) the grant of a 1% net smelter return (“NSR”) royalty on the entire Eskay Creek land package; and (iii) a contingent payment of C$15 million payable during a 24-month period after closing. The transaction closed on October 5, 2020 and we recognized a gain of $59 million for the year ended December 31, 2020. Refer to note 4 to the Financial Statements for more information.

Sale of Morila

On November 10, 2020, Barrick and AngloGold Ashanti Limited completed the sale of our combined 80% interest in the Morila gold mine in Mali to Firefinch Limited (previously Mali Lithium Limited) for $28.8 million cash consideration. The State of Mali continues to hold the remaining 20% of the Morila gold mine. The consideration received was allocated against the interests that AngloGold Ashanti and Barrick held in Morila, as well as intercompany loans that Barrick held against Morila, and the transaction resulted in a gain for Barrick of $27 million for the year ended December 31, 2020. Refer to note 4 to the Financial Statements for more information.

Sale of Massawa

On March 4, 2020, Barrick and our Senegalese joint venture partner completed the sale of our aggregate 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”) for total consideration fair valued at $440 million on the date of closing. Barrick received 92.5% of the consideration for its interest in the Massawa project, with the balance received by Barrick’s local Senegalese partner. Barrick received a net of $256 million in cash and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three-year average gold price, which was valued at $28 million at the date of closing. The cash consideration received was net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction. Subsequent to year-end, we received full repayment of the outstanding loan. The difference between the fair value of consideration received and the carrying value of the assets on closing was $54 million and was recognized as a gain in the first quarter of 2020. Refer to note 4 to the Financial Statements for more information.

Tanzania

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of our Tanzanian mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations in the form of taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments.

The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which is exclusive of the Settlement Payment.

Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties. In the second quarter of 2020, exports of the concentrate stockpiled in Tanzania commenced and we began recognizing these sales in revenue and cost of sales. We subsequently completed the export of the remaining stockpiled concentrate during the third quarter of 2020. As a result, we made a payment of $100 million to the GoT, representing the first installment of the Settlement Payment, in the second quarter of 2020, reducing the previously recorded Settlement Payment liability of $300 million on the balance sheet.

Operating results for the Tanzanian mines are included at 84% from January 1, 2020. We recognized a net impairment reversal of $91 million ($304 million before tax) resulting from the agreement with the GoT being made effective in the first quarter of 2020. Refer to note 21 to the Financial Statements for more information.

Partial Monetization of Investment in Shandong Gold

In June 2020, we sold 79,268,800 shares of Shandong Gold Mining Co., Ltd. (“Shandong Gold”), for gross proceeds of approximately $210 million. Barrick continues to hold 10,250,000 shares of Shandong Gold, representing a 2.05% interest in Shandong Gold’s Hong-Kong listed (H-class) shares, re-affirming its commitment to the strong existing long-term strategic partnership between the two companies.

Debt Management

On January 31, 2020, Barrick paid $356 million, including $4 million of accrued and unpaid interest, to complete a make-whole repurchase of the $337 million of outstanding principal on our 3.85% Notes due April 2022. A loss on debt extinguishment of $15 million was recorded in the first quarter of 2020. The debt repayment is expected to result in an annualized interest saving of $13 million.

In October 2020, Moody’s Investors Service (“Moody’s”) upgraded Barrick’s senior unsecured ratings to Baa1 from Baa2 while maintaining a stable outlook.

62	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Outlook for 2021

Operating Division Guidance

Our 2020 actual gold and copper production, cost of sales, total cash costs4, all-in sustaining costs4 and 2021 forecast gold and copper production, cost of sales, total cash costs4 and all-in sustaining costs4 ranges by operating division are as follows:

				2020		2020		2021	2021		2021		2021
	2020	2020		total		all-in		forecast	forecast		forecast		forecast
	attributable	cost of		cash		sustaining		attributable	cost		total		all-in
	production	sales	[a]	costs	[b]	costs	[b]	production	of sales	[a]	cash costs	[b]	sustaining
Operating Division	(000s ozs)	($/oz)		($/oz)		($/oz)		(000s ozs)	($/oz)		($/oz)		costs[b] ($/oz)

Gold

Carlin (61.5%)[c]	1,024	976		790		1,041		940 – 1,000	920 – 970		740 – 790		1,050 – 1,100

Cortez (61.5%)	491	957		678		998		500 – 550	1,000 – 1,050		700 – 750		940 – 990

Turquoise Ridge (61.5%)	330	1,064		711		798		390 – 440	950 – 1,000		620 – 670		810 – 860

Phoenix (61.5%)	126	1,772		649		814		100 – 120	1,800 – 1,850		725 – 775		970 – 1,020

Long Canyon (61.5%)	160	869		236		405		140 – 160	800 – 850		180 – 230		240 – 290

Nevada Gold Mines (61.5%)	2,131	1,029		702		941		2,100 – 2,250	980 – 1,030		660 – 710		910 – 960

Hemlo	223	1,256		1,056		1,423		200 – 220	1,200 – 1,250		950 – 1,000		1,280 – 1,330

North America	2,354	1,050		735		987		2,300 – 2,450	990 – 1,040		690 – 740		940 – 990

Pueblo Viejo (60%)	542	819		504		660		470 – 510	880 – 930		520 – 570		760 – 810

Veladero (50%)	226	1,151		748		1,308		130 – 150	1,510 – 1,560		820 – 870		1,720 – 1,770

Porgera (47.5%)[d]	86	1,225		928		1,115		–	–		–		–

Latin America & Asia Pacific	854	938		604		856		600 – 660	1,050 – 1,100		600 – 650		1,000 – 1,050

Loulo-Gounkoto (80%)	544	1,060		666		1,006		510 – 560	980 – 1,030		630 – 680		930 – 980

Kibali (45%)	364	1,091		608		778		350 – 380	990 – 1,040		590 – 640		800 – 850

North Mara (84%)	261	992		702		929		240 – 270	970 – 1,020		740 – 790		960 – 1,010

Tongon (89.7%)	255	1,334		747		791		180 – 200	1,470 – 1,520		1,000 – 1,050		1,140 – 1,190

Bulyanhulu (84%)	44	1,499		832		895		170 – 200	980 – 1,030		580 – 630		810 – 860

Buzwagi (84%)	84	1,021		859		871		30 – 40	1,360 – 1,410		1,250 – 1,300		1,230 – 1,280
Africa & Middle East	1,552	1,119		701		893		1,500 – 1,600	1,050 – 1,100		690 – 740		920 – 970
Total Attributable to Barrick[e,f,g]	4,760	1,056		699		967		4,400 – 4,700	1,020 – 1,070		680 – 730		970 – 1,020

						2020		2021	2021				2021
	2020	2020		2020		all-in		forecast	forecast		2021		forecast
	attributable	cost of		C1 cash		sustaining		attributable	cost		forecast C1		all-in
	production	sales	[a]	costs	[b]	costs	[b]	production	of sales	[a]	cash costs	[b]	sustaining
	(M lbs)	($/lb)		($/lb)		($/lb)		(M lbs)	($/lb)		($/lb)		costs[b] ($/lb)

Copper

Lumwana	276	2.01		1.56		2.43		250 – 280	1.85 – 2.05		1.45 – 1.65		2.25 – 2.45

Zaldívar (50%)	106	2.46		1.79		2.25		90 – 110	2.30 – 2.50		1.65 – 1.85		1.90 – 2.10

Jabal Sayid (50%)	75	1.42		1.11		1.24		70 – 80	1.40 – 1.60		1.10 – 1.30		1.30 – 1.50
Total Copper[g]	457	2.02		1.54		2.23		410 – 460	1.90 – 2.10		1.40 – 1.60		2.00 – 2.20

a.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 38.5% of Nevada Gold Mines (including 63.1% of South Arturo), 40% of Pueblo Viejo, 20% of Loulo-Gounkoto, 10.3% of Tongon, and 16% of North Mara, Bulyanhulu and Buzwagi from cost of sales and including our proportionate share of cost of sales attributable to our equity method investment in Kibali), divided by attributable gold ounces sold. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to our equity method investments in Zaldívar and Jabal Sayid, divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

b.

Total cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 115 to 142 of this MD&A.

c.	Includes our 36.9% share of South Arturo.
d.

Based on the communication we received from the Government of Papua New Guinea that the SML will not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, 2021 guidance for Porgera has not been included.

e.	Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
f.

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. The company-wide 2020 results and 2021 guidance ranges exclude Pierina, Lagunas Norte, and Golden Sunlight, which are mining incidental ounces as they enter closure.

g.	Includes corporate administration costs.

Barrick Gold Corporation | Annual Report 2020	63

Management’s Discussion and Analysis

Operating Division, Consolidated Expense and Capital Guidance

Our 2020 actual gold and copper production, cost of sales, total cash costs4, all-in sustaining costs4, consolidated expenses and capital expenditures and 2021 forecast gold and copper production, cost of sales, total cash costs4, all-in sustaining costs4, consolidated expenses and capital expenditures are as follows:

($ millions, except per ounce/pound data)	2020 Guidance	[a]	2020 Actual	2021 Guidance	[a]

Gold production

Production (millions of ounces)	4.60 – 5.00		4,760	4.40 – 4.70

Gold cost metrics

Cost of sales – gold ($ per oz)	980 – 1,030		1,056	1,020 – 1,070

Total cash costs ($ per oz)[b]	650 – 700		699	680 – 730

Depreciation ($ per oz)	300 – 330		326	300 – 330

All-in sustaining costs ($ per oz)[b]	920 – 970		967	970 – 1,020

Copper production

Production (millions of pounds)	440 – 500		457	410 – 460

Copper cost metrics

Cost of sales – copper ($ per lb)	2.10 – 2.40		2.02	1.90 – 2.10

C1 cash costs ($ per lb)[b]	1.50 – 1.80		1.54	1.40 – 1.60

Depreciation ($ per lb)	0.60 – 0.70		0.67	0.60 – 0.70

All-in sustaining costs ($ per lb)[b]	2.20 – 2.50		2.23	2.00 – 2.20

Exploration and project expenses	280 – 320		295	280 – 320

Exploration and evaluation	210 – 230		222	230 – 250

Project expenses	70 – 90		73	50 – 70

General and administrative expenses	~170		185	~190

Corporate administration	~130		118	~130

Stock-based compensation[c]	~40		67	~60

Other expense (income)	80 – 100		(178)	80 – 100

Finance costs, net	400 – 450		347	330 – 370

Attributable capital expenditures:

Attributable minesite sustaining	1,300 – 1,500		1,277	1,250 – 1,450

Attributable project	300 – 400		374	550 – 650

Total attributable capital expenditures[d]	1,600 – 1,900		1,651	1,800 – 2,100

a.

Based on the communication we received from the Government of Papua New Guinea that the SML will not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, full year 2020 guidance for Porgera was withdrawn, as detailed in Barrick’s Q1 2020 Report issued on May 6, 2020. Exclusively due to this development at Porgera, 2020 gold production for the Company was adjusted to 4.6 to 5.0 million ounces (from 4.8 to 5.2 million ounces previously). All remaining guidance metrics for 2020 were unchanged. In addition, 2021 guidance excludes Porgera. Separately, 2020 guidance was based on a gold price assumption of $1,350 per ounce. This compares to the $1,700 per ounce gold price assumption used for 2021, which results in a higher year-over-year expectation for royalty expenses and therefore, our per ounce cost metrics.

b.

Total cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 115 to 142 of this MD&A.

c.	2020 actual results are based on a US$22.78 share price and 2021 guidance is based on a one-month trailing average ending December 31, 2020 of US$23.27 per share.
d.

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi and our 50% share of Zaldívar and Jabal Sayid.

64	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

2021 Guidance Analysis

Estimates of future production, cost of sales, and total cash costs4 presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 49 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Gold Production

We expect 2021 gold production to be in the range of 4.4 to 4.7 million ounces, anchored by stable year-over-year performance from our North America and Africa & Middle East regions. Five of our six Tier One Gold Assets1 are located across these two regions, highlighting the importance of a world-class asset base in delivering consistent performance with the potential for significant brownfields expansion and new discoveries.

Our 2021 gold production guidance currently excludes Porgera. This is due to the uncertainty related to the timing and scope of future operations at Porgera following the decision to place the mine on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. As this is an evolving situation, we will re-assess on an ongoing basis and provide further updates in due course. We remain in constructive discussions with the Government of Papua New Guinea and are optimistic about finding a solution to allow operations at Porgera to resume in 2021.

As previously disclosed, the response to the Covid-19 pandemic in Argentina temporarily delayed the construction and commissioning of the Phase 6 leach pad at Veladero in 2020. As the operation now transitions to Phase 6, which is on-track for commissioning by the end of the first half of 2021, the focus at Veladero will be on ensuring the delivery of our optimized 10-year plan including the start of the Cuatro Esquinas pit pushback and the acceleration of brownfields and infill drilling. We continue to expect stronger performance at Veladero in the second half of 2021 after commissioning of Phase 6, as heap leach processing operations will be reduced during the transition phase.

In addition to this event at Veladero, the Company’s gold production in the second half of 2021 is expected to be slightly higher than the first half. This is mainly driven by mine sequencing at Nevada Gold Mines as well as the ramp-up of underground mining and processing operations at Bulyanhulu. This is partially offset by Buzwagi, which is expected to enter care and maintenance starting from the third quarter of 2021, in line with previous disclosures.

Gold Cost of Sales per Ounce5

On a per ounce basis, cost of sales applicable to gold5, after removing the portion related to non-controlling interests, is expected to be in the range of $1,020 to $1,070 per ounce in 2021, compared to the 2020 actual result of $1,056 per ounce.

The expected increase compared to the 2020 guidance range reflects higher royalty expenses due to the increase in our gold price assumption to $1,700 per ounce for 2021 (from $1,350 per ounce used for our 2020 guidance), as well as changes in the expected sales mix as described further in the “Gold Total Cash Costs per Ounce4” section below.

Gold Total Cash Costs per Ounce4

Total cash costs per ounce4 are expected to be in the range of $680 to $730 per ounce, compared to the 2020 actual result of $699 per ounce.

The expected increase compared to the 2020 guidance range reflects higher royalty expenses due to the increase in our gold price assumption to $1,700 per ounce for 2021 (from $1,350 per ounce used for our 2020 guidance), as well as changes in the expected sales mix.

In North America, our 2021 guidance for total cash costs per ounce4 for Nevada Gold Mines of $660 to $710 compares to the 2020 actual result of $702 per ounce. This expectation of lower costs is driven by the benefit of continued performance improvement at Turquoise Ridge, which is a higher-grade operation and has a comparatively lower cost structure. At Hemlo, total cash costs per ounce4 are also expected to improve relative to 2020, largely driven by lower royalty expenses due to a change in sales mix (using our assumed gold price), the ramp-up in underground performance and improved mining flexibility as a result of access from the new portal to the Upper C Zone in the third quarter of 2021.

In Latin America & Asia Pacific, total cash costs per ounce4 at Pueblo Viejo are expected to be higher in 2021 due to lower grades compared to the prior year. This is in line with the mine and stockpile processing plan at Pueblo Viejo, as we advance development of the plant and tailings expansion project. At Veladero, the expected higher year-over-year total cash costs per ounce4 is mainly driven by the transition to Phase 6 described above.

In Africa & Middle East, total cash costs per ounce4 at both Loulo-Gounkoto and Kibali in 2021 are expected to be consistent with prior year performance, reflecting their status as Tier One Gold Assets1. While total cash costs per ounce4 at Bulyanhulu are expected to improve year-over-year based on the ramp-up of underground mining and processing of fresh ore, we expect higher costs at North Mara due to mill feed sequencing. As previously disclosed, we have extended the life of mine at Tongon with the prospect of further optionality from our exploration programs, resulting in a lower year-over-year production profile starting from 2021 at a higher total cash costs per ounce4. At Buzwagi, the expected increase in total cash costs per ounce4 reflects the end of the life of this mine and the expectation that the mine will enter care and maintenance from the third quarter of 2021.

Gold All-In Sustaining Costs per Ounce4

All-in sustaining costs per ounce4 in 2021 are expected to be in the range of $970 to $1,020 per ounce, compared to the 2020 actual result of $967 per ounce. This is based on the expectation that minesite sustaining capital expenditures on a per ounce basis will be higher (refer to Capital Expenditure commentary below for further detail).

The expected increase compared to the 2020 guidance range also reflects higher royalty expenses due to the increase in our gold price assumption to $1,700 per ounce for 2021 (from $1,350 per ounce used for our 2020 guidance), as well as changes in the expected sales mix as described in the Gold Total Cash Costs per Ounce4 section.

Copper Production and Costs

We expect 2021 copper production to be in the range of 410 to 460 million pounds, compared to actual production of 457 million pounds in 2020. Production in the second half of 2021 is expected to be stronger than the first half, with higher grades expected from Lumwana and major maintenance at Zaldívar scheduled in the second quarter of 2021.

In 2021, cost of sales applicable to copper5 is expected to be in the range of $1.90 to $2.10 per pound, in line with the actual result of $2.02 per pound for 2020. C1 cash costs per pound4 guidance of $1.40 to $1.60 per pound for 2021 is also in line with the 2020 actual result of $1.54 per pound. Copper all-in sustaining costs per pound4 guidance of $2.00 to $2.20 for 2021 represents an improvement from the actual result of $2.23 in 2020.

Barrick Gold Corporation | Annual Report 2020	65

Management’s Discussion and Analysis

Exploration and Project Expenses

We expect to incur approximately $280 to $320 million of exploration and project expenses in 2021. This is unchanged from our 2020 guidance range and compares to the 2020 actual result of $295 million.

Within this range, we expect our exploration and evaluation expenditures in 2021 to be approximately $230 to $250 million. This is marginally higher than the 2020 actual result of $222 million based on the expectation of increased minesite exploration and evaluation expenditures with the aim of allowing us to improve our resource and reserve conversion over the coming years.

We also expect to incur approximately $50 to $70 million of project expenses in 2021, compared to $73 million in 2020. Project expenses are mainly related to the ongoing site costs at Pascua-Lama as well as project evaluation costs across our portfolio.

General and Administrative Expenses

In 2021, we expect corporate administration costs to be approximately $130 million, unchanged from our 2020 guidance, and an expected increase of $12 million compared to actual 2020 costs, as we expect travel and office expenses to return to pre-pandemic levels.

Separately, stock-based compensation expense in 2021 is expected to be approximately $60 million based on a share price assumption of $23.27.

Finance Costs, Net

In 2021, net finance costs of $330 to $370 million primarily represents interest expense on long-term debt, non-cash interest expense relating to the gold and silver streaming agreements at Pueblo Viejo, and accretion, net of finance income. This guidance for 2021 is consistent with the actual 2020 result of $347 million.

Capital Expenditures

Total attributable gold and copper capital expenditures for 2021 are expected to be in the range of $1,800 to $2,100 million. As expected and previously disclosed, this guidance for 2021 includes capital expenditures deferred from 2020 as a result of quarantine and movement restrictions in response to the Covid-19 pandemic.

We continue to focus on the delivery of our project capital pipeline and expect attributable project capital expenditures to be in the range of $550 to $650 million in 2021, compared to actual expenditures of $374 million in 2020. The expected increase is mainly driven by the ramp-up of construction activities for the plant and tailings expansion project at Pueblo Viejo and to a lesser extent, the development of the Zaldívar Chloride Leach Project and the third underground mine at Loulo-Gounkoto. The remainder of expected project capital expenditures is mainly related to underground development and infrastructure at Goldrush, the third shaft project at Turquoise Ridge, the ramp-up of underground mining and processing operations at Bulyanhulu and our investment in water management initiatives and a paste backfill plant at North Mara.

Attributable minesite sustaining capital expenditures in 2021 are expected to be in the range of $1,250 to $1,450 million, which is a slight reduction on the guidance range for 2020, and compares to the actual spend for 2020 of $1,277 million. The guidance range for 2021 partially reflects the deferral of capital expenditures from 2020 due to the impact of the Covid-19 pandemic, including the Phase 6 leach pad expansion at Veladero, as described in the “Gold Production” section above. In addition to this, compared to the prior year, minesite sustaining capital expenditures in 2021 are expected to increase at both Bulyanhulu and Turquoise Ridge due to underground development, at Carlin due to increased underground development and process facility improvements, at Tongon related to the life of mine extension and at Kibali due to higher capitalized stripping.

Effective Income Tax Rate

Based on a gold price assumption of $1,700/oz, our expected effective tax rate range for 2021 is 28% to 34%. The rate is sensitive to the relative proportion of sales in high versus low tax jurisdictions, realized gold and copper prices, the proportion of income from our equity accounted investments and the level of non-tax affected costs in countries where we generate net losses.

OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

Impact on
			Impact on		TCC,
	2021 Guidance	Hypothetical	EBITDA	[a]	C1 Cash Costs
	Assumption	Change	(millions)		and AISC	[a]
Gold price sensitivity	$1,700/oz	+/- $100/oz	+/-$620		+/-$4/oz

Copper price sensitivity	$2.75/lb	+/-$0.25/lb	+/- $60		+/-$0.01/lb

a.

EBITDA, total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 115 to 142 of this MD&A.

66	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Risks and Risk Management

Overview

The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. In order to achieve this we:

🌑	Maintain a framework that permits us to manage risk effectively and in a manner that creates the greatest value;

🌑	Integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

🌑	Actively monitor key controls we rely on to achieve the Company’s objectives so that they remain in place and are effective at all times; and

🌑	Provide assurance to senior management and relevant committees of the Board on the effectiveness of key control activities.

Board and Committee Oversight

We maintain strong risk oversight practices, with responsibilities outlined in the mandates of the Board and related committees. The Board’s mandate is clear on its responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.

The Audit & Risk Committee assists the Board in overseeing the Company’s management of principal risks and the implementation of policies and standards for monitoring and modifying such risks, as well as monitoring and reviewing the Company’s financial position and financial risk management programs. The Corporate Governance & Nominating Committee assists the Board in overseeing the Company’s policies and performance for its environmental, health and safety, corporate social responsibility and human rights programs.

Management Oversight

Our weekly Executive Committee Review is the main forum for senior management to raise and discuss risks facing the operations and organization more broadly. At regularly scheduled meetings, the Board and the Audit & Risk Committee are provided with updates on the key issues identified by management at these weekly sessions.

Principal Risks

The following subsections describe some of our key sources of uncertainty and most important risk modification activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 49 of this MD&A.

Financial position and liquidity

Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short- and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, our ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Key risk modification activities:

🌑	Continued focus on generating positive free cash flow by improving the underlying cost structures of our operations in a sustainable manner;

🌑

Disciplined capital allocation criteria for all investments, to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward;

🌑	Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, and formulate appropriate strategies;

🌑	Review of debt and net debt levels to ensure appropriate leverage and monitor the market for liability management opportunities; and

🌑	Other options available to the Company to enhance liquidity include drawing on our $3.0 billion undrawn credit facility, asset sales, joint ventures, or the issuance of debt or equity securities.

Improving free cash flow4 and costs

Our ability to improve productivity, drive down operating costs and reduce working capital remains a focus in 2021 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations through automation.

Key risk modification activities:

🌑	Maximizing the benefit of higher gold prices through agile management and operational execution;

🌑	Weekly Executive Committee Review to identify, assess and respond to risks in a timely manner;

🌑	Enabling simplification and agile decision making through unification of business systems; and

🌑	A flat, operationally focused, agile management structure with a tenet in ownership culture.

Social license to operate

At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we seek to build trust-based partnerships with host governments and local communities to drive shared long-term value while working to minimize the social and environmental impacts of our activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent in the business of a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to the environment, community health and safety. Our ability to maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities. Barrick also recognizes climate change as an area of risk requiring specific focus.

Barrick Gold Corporation | Annual Report 2020	67

Management’s Discussion and Analysis

Key risk modification activities:

🌑

Our commitment to responsible mining is supported by a robust governance framework, including an overarching Sustainable Development Policy and related policies in the areas of Biodiversity, Social Performance, Occupational Health and Safety, Environment and Human Rights;

🌑	Implementation of an ESG scorecard to track our sustainability performance using key performance indicators aligned to priority areas set out in our strategy;

🌑	Mandatory training on our Code of Business Conduct and Ethics as well as supporting policies which set out the ethical behavior expected of everyone working at, or with, Barrick;

🌑

We take a partnership approach with our host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;

🌑

We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits, and annual human rights impact assessments;

🌑

Our climate change strategy has three pillars: Identify, understand and mitigate the risks associated with climate change; Measure and reduce our impacts on climate change; and Improve our disclosure on climate change;

🌑	We established site-specific emergency response plans as well as regional crisis management plans to manage any manifestation of Covid-19 in or near our mines globally; and

🌑	We continuously review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations.

Resources and reserves and production outlook

Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2021 and beyond, our overriding objective of growing free cash flow per share continues to be underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

Key risk modification activities:

🌑	Focus on responsible mineral resource management, continuously improve ore body knowledge, and add to reserves and resources;

🌑	Grow and invest in a portfolio of Tier One Gold Assets[1], Tier Two Gold Assets and Strategic Assets[2] with an emphasis on organic growth to leverage our existing footprint; and

🌑	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

Market Overview

The market prices of gold and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow4 for our shareholders.

Gold

The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During 2020, the gold price ranged from $1,452 per ounce to an all-time high of $2,075 per ounce. The average market price for the year of $1,770 per ounce represented an increase of 27% versus 2019.

AVERAGE MONTHLY SPOT GOLD PRICES

(dollars per ounce)

The price of gold rose significantly during the middle part of the year, reaching an all-time high in August. During the year, the gold price rose as a result of the financial impacts of Covid-19, including global economic uncertainty, the expected longer-term effects of fiscal and monetary stimulus measures, and a weakening of the trade-weighted US dollar, leading to an increase in investor interest in gold as a safe haven.

68	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Copper

During 2020, London Metal Exchange (“LME”) copper prices traded in a wide range of $1.98 to $3.64 per pound, averaged $2.80 per pound, and closed the year at $3.51 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China.

Copper prices fell to four-year lows in March due to initial concerns and near-term economic impacts from the spread of Covid-19, but subsequently rose to seven-year highs in December due to the recovery in demand from China, a weakening US dollar, low global stockpile levels, and the expected impact of global financial stimulus measures.

AVERAGE MONTHLY SPOT COPPER PRICES

(dollars per pound)

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2020, we recorded 49 million pounds of copper sales still subject to final price settlement at an average provisional price of $3.17 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $16 million, holding all other variables constant.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. In addition, we have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars. In 2020, the Australian dollar traded in a range of $0.55 to $0.73 against the US dollar, while the US dollar against the Canadian dollar, Argentine peso, and West African CFA franc ranged from $1.27 to $1.47, ARS 59.53 to ARS 84.16, and XOF 533 to XOF 617, respectively. Due to inflation pressures in Argentina and government actions, there was a continued weakening of the Argentine peso during the year. During 2020, we did not have any currency hedge positions, and are unhedged against foreign exchange exposures as at December 31, 2020 beyond spot requirements.

Fuel

For 2020, the price of West Texas Intermediate (“WTI”) crude oil traded in a wide range between negative $40 and positive $66 per barrel, with an average market price of $39 per barrel, and closed the year at $49 per barrel. Oil prices were significantly impacted by a sharp near-term reduction in global demand as a result of a decrease in economic activity caused by the spread of Covid-19.

AVERAGE MONTHLY SPOT

CRUDE OIL PRICE (WTI)

(dollars per barrel)

During 2020, we did not have any fuel hedge positions, and are unhedged against fuel exposures as at December 31, 2020.

US Dollar Interest Rates

After four years of benchmark rate increases by the US Federal Reserve, the benchmark rate was lowered by 75 basis points over the course of 2019 to a range of 1.50% to 1.75% in an effort to keep the economy stable during a period of slowing growth and global trade uncertainty. During March 2020, rates were lowered to a range of 0.00% to 0.25% as a result of the economic impacts of the spread of Covid-19 and kept at that level through the remainder of the year. Further changes to short-term rates in 2021, if any, are expected to be dependent on economic data.

At present, our interest rate exposure mainly relates to interest income received on our cash balances ($5.2 billion at December 31, 2020); the mark-to-market value of derivative instruments; the carrying value of certain long-lived assets and liabilities; and the interest payments on our variable-rate debt ($0.1 billion at December 31, 2020). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings.

Barrick Gold Corporation | Annual Report 2020	69

Management’s Discussion and Analysis

PRODUCTION AND COST SUMMARY – GOLD

	For the three months ended				For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Nevada Gold Mines (61.5%)[a]

Gold produced (000s oz)	546	538	1%		2,131	2,218	(4%	)	2,368

Cost of sales ($/oz)	1,007	1,060	(5%	)	1,029	924	11%		814

Total cash costs ($/oz)[b]	667	723	(8%	)	702	634	11%		526

All-in sustaining costs ($/oz)[b]	873	956	(9%	)	941	828	14%		664

Carlin (61.5%)[c]

Gold produced (000s oz)	260	276	(6%	)	1,024	968	6%		835

Cost of sales ($/oz)	917	985	(7%	)	976	1,004	(3%	)	1,054

Total cash costs ($/oz)[b]	740	800	(8%	)	790	746	6%		740

All-in sustaining costs ($/oz)[b]	1,005	1,036	(3%	)	1,041	984	6%		983

Cortez (61.5%)[d]

Gold produced (000s oz)	118	113	4%		491	801	(39%	)	1,265

Cost of sales ($/oz)	1,043	1,060	(2%	)	957	762	26%		659

Total cash costs ($/oz)[b]	738	763	(3%	)	678	515	32%		351

All-in sustaining costs ($/oz)[b]	906	1,133	(20%	)	998	651	53%		430

Turquoise Ridge (61.5%)[e]

Gold produced (000s oz)	91	76	20%		330	335	(2%	)	268

Cost of sales ($/oz)	1,064	1,097	(3%	)	1,064	846	26%		783

Total cash costs ($/oz)[b]	687	745	(8%	)	711	585	22%		678

All-in sustaining costs ($/oz)[b]	757	805	(6%	)	798	732	9%		756

Phoenix (61.5%)[f]

Gold produced (000s oz)	26	30	(13%	)	126	56	125%

Cost of sales ($/oz)	2,054	1,773	16%		1,772	2,093	(15%	)

Total cash costs ($/oz)[b]	590	520	13%		649	947	(31%	)

All-in sustaining costs ($/oz)[b]	670	659	2%		814	1,282	(37%	)

Long Canyon (61.5%)[f]

Gold produced (000s oz)	51	43	19%		160	58	176%

Cost of sales ($/oz)	674	877	(23%	)	869	1,088	(20%	)

Total cash costs ($/oz)[b]	145	212	(32%	)	236	333	(29%	)

All-in sustaining costs ($/oz)[b]	324	384	(16%	)	405	681	(41%	)

Pueblo Viejo (60%)

Gold produced (000s oz)	159	129	23%		542	590	(8%	)	581

Cost of sales ($/oz)	803	791	2%		819	747	10%		750

Total cash costs ($/oz)[b]	493	450	9%		504	471	7%		465

All-in sustaining costs ($/oz)[b]	689	609	13%		660	592	12%		623

Loulo-Gounkoto (80%)[g]

Gold produced (000s oz)	123	139	(12%	)	544	572	(5%	)

Cost of sales ($/oz)	1,149	1,088	6%		1,060	1,044	2%

Total cash costs ($/oz)[b]	734	682	8%		666	634	5%

All-in sustaining costs ($/oz)[b]	923	1,161	(21%	)	1,006	886	14%

Kibali (45%)[g]

Gold produced (000s oz)	92	91	1%		364	366	(1%	)

Cost of sales ($/oz)	1,163	1,088	7%		1,091	1,111	(2%	)

Total cash costs ($/oz)[b]	616	617	0%		608	568	7%

All-in sustaining costs ($/oz)[b]	783	817	(4%	)	778	693	12%

Veladero (50%)

Gold produced (000s oz)	58	44	32%		226	274	(18%	)	278

Cost of sales ($/oz)	1,074	1,136	(5%	)	1,151	1,188	(3%	)	1,112

Total cash costs ($/oz)[b]	698	708	(1%	)	748	734	2%		629

All-in sustaining costs ($/oz)[b]	1,428	1,159	23%		1,308	1,105	18%		1,154

Porgera (47.5%)[h]

Gold produced (000s oz)	–	–	–		86	284	(70%	)	204

Cost of sales ($/oz)	–	–	–		1,225	994	23%		996

Total cash costs ($/oz)[b]	–	–	–		928	838	11%		796

All-in sustaining costs ($/oz)[b]	–	–	–		1,115	1,003	11%		1,083

70	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

PRODUCTION AND COST SUMMARY – GOLD (continued)

	For the three months ended				For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Tongon (89.7%)[g]

Gold produced (000s oz)	66	64	3%		255	245	4%

Cost of sales ($/oz)	1,371	1,329	3%		1,334	1,469	(9%	)

Total cash costs ($/oz)[b]	810	731	11%		747	787	(5%	)

All-in sustaining costs ($/oz)[b]	853	777	10%		791	844	(6%	)

Hemlo

Gold produced (000s oz)	57	55	4%		223	213	5%		171

Cost of sales ($/oz)	1,379	1,257	10%		1,256	1,137	10%		1,157

Total cash costs ($/oz)[b]	1,104	1,099	0%		1,056	904	17%		1,046

All-in sustaining costs ($/oz)[b]	1,464	1,497	(2%	)	1,423	1,140	25%		1,318

North Mara[i]

Gold produced (000s oz)	61	67	(9%	)	261	251	4%		215

Cost of sales ($/oz)	1,073	903	19%		992	953	4%		795

Total cash costs ($/oz)[b]	799	649	23%		702	646	9%		603

All-in sustaining costs ($/oz)[b]	989	758	30%		929	802	16%		830

Buzwagi[i]

Gold produced (000s oz)	21	21	0%		84	83	1%		93

Cost of sales ($/oz)	1,314	907	45%		1,021	1,240	(18%	)	939

Total cash costs ($/oz)[b]	1,267	687	84%		859	1,156	(26%	)	916

All-in sustaining costs ($/oz)[b]	1,283	693	85%		871	1,178	(26%	)	947

Bulyanhulu[i]

Gold produced (000s oz)	23	7	229%		44	27	63%		26

Cost of sales ($/oz)	1,181	1,502	(21%	)	1,499	1,207	24%		1,231

Total cash costs ($/oz)[b]	610	874	(30%	)	832	676	23%		650

All-in sustaining costs ($/oz)[b]	664	913	(27%	)	895	773	16%		754

Kalgoorlie (50%)[j]

Gold produced (000s oz)						206	(100%	)	314

Cost of sales ($/oz)						1,062	(100%	)	899

Total cash costs ($/oz)[b]						873	(100%	)	732

All-in sustaining costs ($/oz)[b]						1,183	(100%	)	857

Total Attributable to Barrick[k]

Gold produced (000s oz)	1,206	1,155	4%		4,760	5,465	(13%	)	4,527

Cost of sales ($/oz)[l]	1,065	1,065	0%		1,056	1,005	5%		892

Total cash costs ($/oz)[b]	692	696	(1%	)	699	671	4%		588

All-in sustaining costs ($/oz)[b]	929	966	(4%	)	967	894	8%		806

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

c.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

d.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

e.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

f.	A 61.5% interest in these sites was acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.
g.	These sites did not form a part of the Barrick consolidated results in 2018 as these sites were acquired as a result of the Merger.
h.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data has been provided starting the third quarter of 2020.
i.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results are included at 63.9% until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), on a 100% basis from October 1, 2019, to December 31, 2019, and on an 84% basis thereafter as the GoT’s 16% free-carried interest was made effective from January 1, 2020.

j.

On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. Accordingly, the amounts presented represent our 50% interest until November 28, 2019.

k.

Excludes Pierina, Golden Sunlight starting in the third quarter of 2019, Morila (40%) starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019. These assets are producing incidental ounces as they reach the end of their mine lives.

l.	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales – gold on an attributable basis (excluding sites in care and maintenance) divided by gold equity ounces sold.

Barrick Gold Corporation | Annual Report 2020	71

Management’s Discussion and Analysis

PRODUCTION AND COST SUMMARY – COPPER

	For the three months ended				For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Lumwana

Copper production (millions lbs)	78	62	26%		276	238	16%		224

Cost of sales ($/lb)	1.96	2.06	(5%	)	2.01	2.13	(6%	)	2.51

C1 cash costs ($/lb)[a]	1.58	1.49	6%		1.56	1.79	(13%	)	2.08

All-in sustaining costs ($/lb)[a]	2.60	2.58	1%		2.43	3.04	(20%	)	3.08

Zaldívar (50%)

Copper production (millions lbs)	23	24	(4%	)	106	128	(17%	)	104

Cost of sales ($/lb)	2.68	2.20	22%		2.46	2.46	0%		2.55

C1 cash costs ($/lb)[a]	2.01	1.64	23%		1.79	1.77	1%		1.97

All-in sustaining costs ($/lb)[a]	2.70	2.27	19%		2.25	2.15	5%		2.47

Jabal Sayid (50%)

Copper production (millions lbs)	18	17	6%		75	66	14%		55

Cost of sales ($/lb)	1.53	1.43	7%		1.42	1.53	(7%	)	1.73

C1 cash costs ($/lb)[a]	1.15	1.14	1%		1.11	1.26	(12%	)	1.53

All-in sustaining costs ($/lb)[a]	1.27	1.17	9%		1.24	1.51	(18%	)	1.92

Total Copper

Copper production (millions lbs)	119	103	16%		457	432	6%		383

Cost of sales ($/lb)[b]	2.06	1.97	5%		2.02	2.14	(6%	)	2.40

C1 cash costs ($/lb)[a]	1.61	1.45	11%		1.54	1.69	(9%	)	1.97

All-in sustaining costs ($/lb)[a]	2.42	2.31	5%		2.23	2.52	(12%	)	2.82

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

b.	Cost of sales per pound (Barrick’s share) is calculated as cost of sales – copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

OPERATING DIVISIONS PERFORMANCE

Review of Operating Divisions Performance

Our presentation of our reportable operating segments consists of 10 gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera, North Mara and Bulyanhulu). The remaining operating segments, including our copper mines, remaining gold mines and project, have been grouped into an

“other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

72	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Nevada Gold Mines (61.5% basis)a, Nevada USA

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended				For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Total tonnes mined (000s)	57,603	56,896	1%		223,148	189,456	18%		182,204

Open pit ore	8,842	9,630	(8%	)	36,305	26,942	35%		20,605

Open pit waste	47,472	45,974	3%		181,675	157,868	15%		157,960

Underground	1,289	1,292	0%		5,168	4,646	11%		3,639

Average grade (grams/tonne)

Open pit mined	1.02	1.39	(27%	)	1.14	0.93	23%		2.96

Underground mined	9.39	9.65	(3%	)	9.67	10.52	(8%	)	10.96

Processed	2.05	2.13	(4%	)	2.02	2.29	(12%	)	3.47

Ore tonnes processed (000s)	10,717	10,818	(1%	)	43,174	36,724	18%		25,680

Oxide mill	3,220	3,244	(1%	)	12,907	8,338	55%		4,527

Roaster	1,468	1,340	10%		5,222	5,377	(3%	)	5,104

Autoclave	1,207	1,314	(8%	)	5,418	5,656	(4%	)	5,338

Heap leach	4,822	4,920	(2%	)	19,627	17,353	13%		10,711

Recovery rate[b]	79%	79%	0%		80%	82%	(2%	)	83%

Oxide Mill[b]	73%	74%	(1%	)	73%	76%	(4%	)	83%

Roaster	86%	86%	0%		86%	87%	(1%	)	89%

Autoclave	69%	68%	2%		71%	74%	(4%	)	69%

Gold produced (000s oz)	546	538	1%		2,131	2,218	(4%	)	2,368

Oxide mill	83	72	15%		300	336	(11%	)	590

Roaster	270	288	(6%	)	1,070	1,070	0%		1,120

Autoclave	111	107	3%		468	547	(14%	)	497

Heap leach	82	71	15%		293	265	11%		161

Gold sold (000s oz)	542	542	0%		2,134	2,223	(4%	)	2,359

Revenue ($ millions)	1,032	1,063	(3%	)	3,867	3,128	24%		2,986

Cost of sales ($ millions)	542	571	(5%	)	2,186	2,035	7%		1,921

Income ($ millions)	482	481	0%		1,636	1,050	56%		1,011

EBITDA ($ millions)[c]	634	633	0%		2,232	1,642	36%		1,688

EBITDA margin[d]	61%	60%	2%		58%	52%	10%		57%

Capital expenditures ($ millions)[e,f]	126	153	(18%	)	583	627	(7%	)	626

Minesite sustaining[e]	95	118	(19%	)	459	380	21%		272

Project[e]	31	35	(11%	)	124	247	(50%	)	354

Cost of sales ($/oz)	1,007	1,060	(5%	)	1,029	924	11%		814

Total cash costs ($/oz)[c]	667	723	(8%	)	702	634	11%		526

All-in sustaining costs ($/oz)[c]	873	956	(9%	)	941	828	14%		664

All-in costs ($/oz)[c]	925	1,025	(10%	)	998	938	6%		814

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

d.	Represents EBITDA divided by revenue.
e.	Presented on a cash basis as a result of adopting IFRS 16 Leases starting in 2019. Capital expenditures for 2018 are presented on an accrued basis.
f.	Amounts presented exclude capitalized interest.

Barrick Gold Corporation | Annual Report 2020	73

Management’s Discussion and Analysis

On July 1, 2019, Nevada Gold Mines (“NGM”) was established, which includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont Corporation’s (“Newmont”) Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture. Refer to the following pages for a detailed discussion of Cortez, Carlin (including Goldstrike) and Turquoise Ridge (including Twin Creeks) results.

Regulatory Matters

In a Special Session of the Nevada Legislature, which commenced on July 8, 2020, a bill was passed that temporarily requires the advance payment of the portion of the Net Proceeds of Minerals tax (“NPT”) that is distributed to the State General Fund. This advance payment will be based upon the estimated NPT liability for 2021 with payment to be made on or before March 1, 2021, and will be in addition to the total payment related to 2020. This bill mirrors legislation introduced in 2009 following the Global Financial Crisis, and had been part of discussions between Nevada Gold Mines and the Governor of Nevada in the first half of 2020 on measures to support the State through the Covid-19 pandemic.

In a subsequent Special Session, which commenced on July 31, 2020, three resolutions were passed proposing amendments to the Nevada Constitution to modify provisions regarding the NPT. Two resolutions seek to eliminate the 5% cap on the NPT and replace it with a 7.75% rate on the gross proceeds from mining. The third resolution proposes to increase the cap on the NPT from 5% to 12%. All three resolutions would significantly impact the long-term viability of the Nevada mining industry. These resolutions require further approvals, including a statewide vote to become law. If any of those resolutions were to ultimately result in an amendment of the Nevada Constitution, a potentially multi-year process, it could significantly increase the State taxes payable by NGM, which would negatively impact future cash flows.

A number of the rural Nevada counties and NGM filed lawsuits in the Nevada District Court, challenging the constitutionality of these resolutions. These lawsuits were subsequently consolidated into one. On January 27, 2021, the Nevada District Court granted a summary judgment in favor of the Nevada Legislature, concluding that the matter is not yet ripe for adjudication. Nevada Gold Mines intends to appeal the decision to the Nevada Supreme Court and may renew its challenge following the upcoming legislative session should the resolutions pass a second legislative approval. Separately, Nevada Gold Mines and the Nevada Mining Association are committed to and engaged in constructive discussions with the Governor, the Legislature and other affected stakeholders seeking to reach a solution that secures the mining industry’s ability to continue supporting the rural counties and the State of Nevada for the long term.

74	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Carlin (61.5% basis)a, Nevada USA

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended					For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Total tonnes mined (000s)	19,761	20,147	(2%	)	72,820	49,343	48%		59,605

Open pit ore	919	2,092	(56%	)	6,054	4,773	27%		4,626

Open pit waste	18,038	17,234	5%		63,579	41,978	51%		53,387

Underground	804	821	(2%	)	3,187	2,592	23%		1,592

Average grade (grams/tonne)

Open pit mined	1.42	2.62	(46%	)	2.08	2.08	0%		3.75

Underground mined	8.78	9.65	(9%	)	9.36	9.09	3%		9.39

Processed	3.82	3.93	(3%	)	3.69	3.80	(3%	)	4.32

Ore tonnes processed (000s)	3,053	3,078	(1%	)	12,195	10,467	17%		8,075

Oxide mill	785	718	9%		2,936	1,368	115%		n/a

Roaster	1,143	962	19%		3,743	3,627	3%		3,341

Autoclave	595	724	(18%	)	3,071	4,169	(26%	)	4,734

Heap leach	530	674	(21%	)	2,445	1,303	88%		n/a

Recovery rate[b]	79%	78%	1%		79%	75%	5%		74%

Roaster	87%	86%	2%		86%	86%	0%		89%

Autoclave	48%	49%	(1%	)	57%	59%	(4%	)	53%

Gold produced (000s oz)	260	276	(6%	)	1,024	968	6%		835

Oxide mill	9	12	(24%	)	38	25	52%		n/a

Roaster	214	219	(2%	)	784	694	13%		606

Autoclave	27	36	(25%	)	161	225	(28%	)	229

Heap leach	10	9	11%		41	24	71%		n/a

Gold sold (000s oz)	259	275	(6%	)	1,024	967	6%		842

Revenue ($ millions)	479	524	(9%	)	1,812	1,355	34%		1,066

Cost of sales ($ millions)	237	271	(13%	)	999	971	3%		886

Income ($ millions)	244	247	(1%	)	795	370	115%		166

EBITDA ($ millions)[c]	289	297	(3%	)	983	609	61%		428

EBITDA margin[d]	60%	57%	6%		54%	45%	21%		40%

Capital expenditures ($ millions)[e,f]	57	59	(3%	)	231	211	9%		186

Minesite sustaining[e]	57	59	(3%	)	231	211	9%		186

Project[e]	0	0	0%		0	0	0%		0

Cost of sales ($/oz)	917	985	(7%	)	976	1,004	(3%	)	1,054

Total cash costs ($/oz)[c]	740	800	(8%	)	790	746	6%		740

All-in sustaining costs ($/oz)[c]	1,005	1,036	(3%	)	1,041	984	6%		983

All-in costs ($/oz)[c]	1,005	1,036	(3%	)	1,041	984	6%		983

a.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now collectively referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including NGM’s 60% share of South Arturo) on a 61.5% basis thereafter.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

d.	Represents EBITDA divided by revenue.
e.	Presented on a cash basis as a result of adopting IFRS 16 Leases starting in 2019. Capital expenditures for 2018 are presented on an accrued basis.
f.	Amounts presented exclude capitalized interest.

On July 1, 2019, Barrick’s Goldstrike operations and Newmont’s Carlin operations were contributed to Nevada Gold Mines and are now collectively referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter. As a result of this transaction, there is now a higher proportion of open pit ore mined and, consequently, the average grade processed is lower, which also aligns with the inclusion of a heap leach facility contributed by Newmont.

Safety and Environment

There was one LTI recorded at Carlin during the fourth quarter of 2020, which resulted in an LTIFR6 of 0.45 per million hours worked, compared to 2.06 in the prior quarter. There were ten LTIs recorded in 2020, which resulted in an LTIFR6 of 1.06 per million hours worked, compared to 1.51 in 2019. No Class 17 environmental incidents occurred during 2020 or 2019.

Barrick Gold Corporation | Annual Report 2020	75

Management’s Discussion and Analysis

Financial Results

Q4 2020 compared to Q3 2020

Carlin’s income for the fourth quarter of 2020 decreased by 1% primarily due to a lower realized gold price4 and lower sales volumes resulting from lower grade ore mined and processed. These impacts were largely offset by a lower cost of sales per ounce5.

Gold production in the fourth quarter of 2020 was 6% lower compared to the prior quarter driven by lower production from the autoclave, roasters, and oxide mill. The largest impact was from the Goldstrike autoclave which completed processing of acidic ores at the end of the third quarter, and converted to the treatment of alkaline ores in the fourth quarter, resulting in lower throughput rates and gold production. Open pit ore tonnes were impacted quarter-on-quarter as Goldstrike completed mining of the 4th NW layback of the Betze-Post pit, as well as from continued stripping of the 5th NW layback. Underground mined grade was down 9% relative to the prior quarter due to mine sequencing.

Cost of sales per ounce5 and total cash costs per ounce4 in the fourth quarter of 2020 were 7% and 8% lower, respectively, than the prior quarter mainly due to a higher proportion of lower cost stockpiled ore in the feed mix. In the fourth quarter of 2020, all-in sustaining costs per ounce4 decreased by 3% compared to the prior quarter, primarily due to lower total cash costs per ounce4 partially offset by higher minesite sustaining capital expenditures on a per ounce basis.

Capital expenditures in the fourth quarter of 2020 were in line with the prior quarter.

2020 compared to 2019

Carlin’s income for 2020 and for the second half of 2019 reflects our 61.5% interest in Nevada Gold Mines and is inclusive of income from Newmont’s former Carlin operations and the Goldstrike operations from July 1, 2019. Income for Carlin for the first six months of 2019 represents Barrick’s 100% interest in the Goldstrike operations (including the 60% interest in South Arturo) prior to the formation of Nevada Gold Mines. In addition to this impact, the primary driver of the 115% increase in Carlin’s income compared to 2019 was the higher realized gold price4.

INCOME AND EBITDA4,a

a.

The results represent Goldstrike on a 100% basis (including our 60% share of South Arturo) from January 1, 2018 to June 30, 2019 and on the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis from July 1, 2019 onwards.

Gold production for 2020 was 6% higher compared to the prior year, primarily due to the inclusion of Newmont’s former Carlin operations from July 1, 2019. This was partially offset by the reduction in Barrick’s interest in Goldstrike (including the 60% interest in South Arturo) from 100% to 61.5% from July 1, 2019.

PRODUCTIONa

(thousands of ounces)

a.

The results represent Goldstrike (including our 60% share of South Arturo) on a 100% basis from January 1, 2019 to June 30, 2019 and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis from July 1, 2019 onwards.

Cost of sales per ounce5 was 3% lower than the prior year due to lower depreciation, primarily driven by extended asset lives based on the latest life of mine plan, and partially offset by higher total cash costs per ounce4. Total cash costs per ounce4 were 6% higher than the prior year mainly due to the change in the sales mix by processing facility as a result of the formation of Nevada Gold Mines. This has resulted in an overall lower grade ore processed, partially offset by higher volumes through the addition of Newmont’s former Carlin operations to the Goldstrike operations. In addition, royalty expense was higher due to a higher realized gold price4. All-in sustaining costs per ounce4 were 6% higher than the prior year, primarily due to the impact of higher total cash costs per ounce4 combined with higher minesite sustaining capital expenditures.

COST OF SALES5, TOTAL CASH COSTS4 AND ALL-IN

SUSTAINING COSTS4 ($ per ounce)

Capital expenditures for 2020 increased by 9% from the prior year due to higher minesite sustaining capital expenditures. Higher minesite sustaining capital expenditures are attributed to the inclusion of Newmont’s former Carlin operations, partially offset by the reduction in Barrick’s interest in Goldstrike (including the 60% interest in South Arturo) from 100% to 61.5% from July 1, 2019.

2020 compared to Guidance

Gold production for 2020 of 1,024 thousand ounces was within the guidance range of 1,000 to 1,050 thousand ounces. Cost of sales per ounce5 of $976 was slightly higher than the guidance range of $920 to $970 per ounce. Cost of sales per ounce5 would have been within guidance after adjusting for the impact of the higher realized gold price4 on royalty expense as 2020 guidance was based on a gold price assumption of $1,350 per ounce. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $790 and $1,041, respectively, were within the guidance ranges of $760 to $810 per ounce, and $1,000 to $1,050 per ounce, respectively. These per ounce costs would have been at the lower end of the guidance range after adjusting for the impact of the higher realized gold price4 on royalty expense as described above.

76	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Cortez (61.5% basis)a, Nevada USA

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended					For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Total tonnes mined (000s)	21,831	20,494	7%		85,740	105,949	(19%	)	121,929

Open pit ore	2,278	2,755	(17%	)	11,392	14,640	(22%	)	15,979

Open pit waste	19,280	17,480	10%		73,240	90,029	(19%	)	104,573

Underground	273	259	5%		1,108	1,280	(13%	)	1,377

Average grade (grams/tonne)

Open pit mined	0.95	0.47	103%		0.56	0.67	(17%	)	2.73

Underground mined	8.92	9.44	(5%	)	9.86	10.66	(7%	)	10.73

Processed	1.75	1.34	30%		1.41	1.60	(12%	)	2.67

Ore tonnes processed (000s)	2,553	3,301	(23%	)	13,019	17,583	(26%	)	17,001

Oxide mill	558	590	(5%	)	2,432	3,462	(30%	)	4,527

Roaster	325	378	(14%	)	1,479	1,750	(15%	)	1,763

Heap leach	1,670	2,333	(28%	)	9,108	12,371	(26%	)	10,711

Recovery rate	81%	82%	(1%	)	83%	86%	(3%	)	87%

Oxide Mill	77%	73%	5%		75%	78%	(4%	)	83%

Roaster	85%	86%	(1%	)	87%	87%	0%		91%

Gold produced (000s oz)	118	113	4%		491	801	(39%	)	1,265

Oxide mill	45	28	61%		129	253	(49%	)	590

Roaster	56	69	(19%	)	286	376	(24%	)	514

Heap leach	17	16	4%		76	172	(56%	)	161
Gold sold (000s oz)	116	115	1%		491	798	(38%	)	1,255

Revenue ($ millions)	216	220	(2%	)	865	1,086	(20%	)	1,589

Cost of sales ($ millions)	121	122	(1%	)	470	608	(23%	)	828

Income ($ millions)	92	96	(4%	)	386	459	(16%	)	726

EBITDA ($ millions)[b]	127	129	(2%	)	522	656	(20%	)	1,112

EBITDA margin[c]	59%	59%	0%		60%	60%	0%		70%

Capital expenditures ($ millions)[d,e]	23	52	(56%	)	177	255	(31%	)	340

Minesite sustaining[d]	18	39	(54%	)	145	90	62%		65

Project[d]	5	13	(62%	)	32	165	(81%	)	275

Cost of sales ($/oz)	1,043	1,060	(2%	)	957	762	26%		659

Total cash costs ($/oz)[b]	738	763	(3%	)	678	515	32%		351

All-in sustaining costs ($/oz)[b]	906	1,133	(20%	)	998	651	53%		430
All-in costs ($/oz)[b]	948	1,236	(23%	)	1,062	854	24%		649

a.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.	Presented on a cash basis as a result of adopting IFRS 16 Leases starting in 2019. Capital expenditures for 2018 are presented on an accrued basis.
e.	Amounts presented exclude capitalized interest.

On July 1, 2019, Barrick’s Cortez operations were contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented represent Cortez on a 100% basis up until June 30, 2019 and on a 61.5% basis thereafter.

Safety and Environment

There were no LTIs recorded at Cortez during the fourth quarter of 2020, which resulted in an LTIFR6 of 0.00 per million hours worked, consistent with the prior quarter. There was one LTI recorded in 2020, which resulted in an LTIFR6 of 0.24 per million hours worked, compared to 0.47 in 2019. No Class 17 environmental incidents occurred during 2020 or 2019.

Financial Results

Q4 2020 compared to Q3 2020

Cortez’s income for the fourth quarter of 2020 was 4% lower than the prior quarter primarily due to a lower realized gold price4, partially offset by lower cost of sales per ounce5 and slightly higher sales volume resulting from higher gold production.

Gold production in the fourth quarter of 2020 was 4% higher compared to the prior quarter, primarily driven by an increase in oxide mill production due to higher open pit grades, a higher proportion of underground ore processed and higher recoveries. This was partially offset by lower throughput across all processing facilities. Gold production from the roasters was lower due to a

Barrick Gold Corporation | Annual Report 2020	77

Management’s Discussion and Analysis

decrease in trucking of open pit stockpiles to Carlin and marginally lower grades from Cortez Hills Underground (“CHUG”). Higher open pit waste mined quarter-on-quarter was a result of re-sequencing due to a geotechnical event in the Pipeline pit at the end of the third quarter of 2020.

Cost of sales per ounce5 and total cash costs per ounce4 in the fourth quarter of 2020 were 2% and 3% lower, respectively, versus the prior quarter primarily due to a change in refractory ore routing and the consequent impact on sales mix by processing facility. In the fourth quarter of 2020, all-in sustaining costs per ounce4 decreased by 20% compared to the prior quarter due to lower minesite sustaining capital expenditure together with lower total cash costs per ounce4.

Capital expenditures in the fourth quarter of 2020 decreased by 56% compared to the prior quarter due to lower minesite sustaining capital expenditures and lower project capital expenditures. Minesite sustaining capital expenditures were lower primarily due to fewer haul truck component replacements, the ramp-down of the Crossroads dewatering project until the next stages are reviewed and approved, and a reduction in capitalized stripping as the mine transitions out from a mostly stripping phase at Crossroads Phase 4. The lower project capital expenditures relative to the third quarter of 2020 were due to the commissioning of the CHUG Rangefront decline project in the current quarter.

2020 compared to 2019

Cortez’s income for 2020 and the second half of 2019 reflects our 61.5% ownership interest following the formation of Nevada Gold Mines as described above. Income from Cortez for the first half of 2019 represents Barrick’s 100% share of the Cortez operations prior to the formation of Nevada Gold Mines. In addition to this impact, the 16% decrease in Cortez’s income was also due to a decrease in sales volume reflecting lower gold production and higher cost of sales per ounce5, partially offset by a higher realized gold price4.

INCOME AND EBITDA4,a

a.	The results are on a 100% basis from January 1, 2018 to June 30, 2019 and on a 61.5% basis from July 1, 2019 onwards.

Gold production for 2020 was 39% lower, primarily due to the reduction in Barrick’s interest in Cortez from July 1, 2019, combined with lower grades mined and processed from Cortez Hills Open Pit (“CHOP”) as mining was completed in the second quarter of 2019. This impact has been partially offset by the ability to route underground ore and stockpiled open pit ore from Cortez through the Gold Quarry (Mill 6) roaster at Carlin, which was a synergy unlocked by the creation of Nevada Gold Mines.

PRODUCTIONa

(thousands of ounces)

a.	The results are on a 100% basis from January 1, 2019 to June 30, 2019 and on a 61.5% basis from July 1, 2019 onwards.

Cost of sales per ounce5 for 2020 increased by 26% due to higher total cash costs per ounce4, marginally offset by lower depreciation expense per ounce as CHOP had higher depreciation expense on a per ounce basis relative to other ore mined at Cortez. Total cash costs per ounce4 was 32% higher than the prior year mainly due to the impact of lower grades as mining from the higher grade CHOP was completed in the second quarter of 2019, combined with increased royalty expense and higher haulage costs associated with the tonnes routed to the Gold Quarry (Mill 6) roaster. Royalty expense has increased as production has shifted from CHOP to Crossroads, which carries a higher royalty rate. In addition, the higher realized gold price4 has impacted royalty expense. For 2020, all-in sustaining costs per ounce4 increased by 53% compared to 2019, due to higher total cash costs per ounce4 and increased minesite sustaining capital expenditures from Crossroads capitalized stripping (treated as project capital expenditures in the prior year period).

COST OF SALES5, TOTAL CASH COSTS4 AND ALL-IN

SUSTAINING COSTS4 ($ per ounce)

Capital expenditures for 2020 were 31% lower than the prior year due to the reduction in Barrick’s interest in Cortez from 100% to 61.5% from July 1, 2019. In addition, the lower project capital expenditures were due to the commissioning of the CHUG Rangefront decline project in the fourth quarter of 2020, as well as the ramp-down of Deep South and Crossroads dewatering project expenditures. Sustaining capital increased over the prior year due to Crossroads capitalized stripping (whereas it was treated as project capital expenditures up to the third quarter of 2019), increased spending on water management and additional mining equipment for CHOP buttress work.

2020 compared to Guidance

Gold production for 2020 of 491 thousand ounces was above the guidance range of 450 to 480 thousand ounces, as higher grade ore from Cortez was processed by the Carlin roasters, which displaced lower grade Carlin open pit ore in the feed mix. Cost of sales per ounce5 for 2020 was $957, which was below the guidance range of $980 to $1,030 per ounce. Total cash costs per ounce4 of $678 were within the guidance range of $640 to $690 per ounce, whereas all-in sustaining costs per ounce4 of $998 were higher than guidance of $910 to $960 per ounce due to the higher sustaining capital expenditures.

78	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Turquoise Ridge (61.5%)a, Nevada USA

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended					For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Total tonnes mined (000s)	3,880	3,988	(3%	)	15,483	9,001	72%		670

Open pit ore	1,447	1,601	(10%	)	5,150	1,340	284%		n/a

Open pit waste	2,221	2,175	2%		9,460	6,887	37%		n/a

Underground	212	212	0%		873	774	13%		670

Average grade (grams/tonne)

Open pit mined	2.21	2.19	1%		2.24	1.37	64%		n/a

Underground mined	11.94	9.89	21%		10.44	14.44	(28%	)	15.00

Processed	3.47	3.29	5%		3.42	5.62	(39%	)	14.79

Ore tonnes processed (000s)	964	968	0%		3,613	2,201	64%		604

Oxide Mill	120	111	8%		458	221	107%		n/a

Autoclave	612	590	4%		2,346	1,483	58%		604

Heap leach	232	267	(13%	)	809	497	63%		n/a

Recovery Rate	82%	82%	0%		83%	89%	(7%	)	93%

Oxide Mill	86%	92%	(7%	)	88%	87%	1%		n/a

Autoclave	82%	81%	1%		83%	89%	(7%	)	93%

Gold produced (000s oz)	91	76	20%		330	335	(2%	)	268

Oxide Mill	5	4	25%		16	8	100%		n/a

Autoclave	84	71	19%		306	321	(5%	)	268

Heap leach	2	1	100%		8	6	31%		n/a
Gold sold (000s oz)	90	76	18%		332	356	(7%	)	262

Revenue ($ millions)	168	148	14%		589	504	17%		331

Cost of sales ($ millions)	95	84	13%		353	300	18%		206

Income ($ millions)	72	62	16%		229	201	14%		126

EBITDA ($ millions)[b]	104	87	20%		342	293	17%		154

EBITDA margin[c]	62%	59%	5%		58%	58%	0%		47%

Capital expenditures ($ millions)[d]	10	13	(23%	)	51	85	(40%	)	62

Minesite sustaining[d]	6	4	50%		24	50	(52%	)	20

Project[d]	4	9	(56%	)	27	35	(23%	)	42

Cost of sales ($/oz)	1,064	1,097	(3%	)	1,064	846	26%		783

Total cash costs ($/oz)[b]	687	745	(8%	)	711	585	22%		678

All-in sustaining costs ($/oz)[b]	757	805	(6%	)	798	732	9%		756
All-in costs ($/oz)[b]	799	929	(14%	)	879	834	5%		916

a.

Prior to July 1, 2019, Barrick owned 75% of Turquoise Ridge with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s 100% interest in Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now collectively referred to as Turquoise Ridge.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.	Presented on a cash basis as a result of adopting IFRS 16 Leases starting in 2019. Capital expenditures for 2018 are presented on an accrued basis.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, our results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge. As a result of this transaction, from July 1, 2019, Turquoise Ridge includes the Twin Creeks open pit operations, resulting in considerably higher tonnes mined at a lower average grade of ore processed. It also includes the Twin Creeks processing operations and heap leach facility contributed by Newmont.

Safety and Environment

There were four LTIs recorded at Turquoise Ridge during the fourth quarter of 2020, which resulted in an LTIFR6 of 5.54 per million hours worked, compared to 1.49 in the prior quarter. There were seven LTIs recorded in 2020, which resulted in an LTIFR6 of 2.51 per million hours worked, compared to 1.65 in 2019. No Class 17 environmental incidents occurred during 2020 or 2019.

Barrick Gold Corporation | Annual Report 2020	79

Management’s Discussion and Analysis

Financial Results

Q4 2020 compared to Q3 2020

Turquoise Ridge’s income for the fourth quarter of 2020 increased by 16% mainly due to higher sales volumes reflecting higher production in conjunction with lower cost of sales per ounce5. These impacts were partially offset by a lower realized gold price4.

Gold production in the fourth quarter of 2020 was 20% higher than the prior quarter, driven by the performance improvement at Turquoise Ridge underground from improved equipment availability and utilization. This improvement in the underground resulted in both higher throughput and feed grades at the autoclave.

Cost of sales per ounce5 and total cash costs per ounce4 in the fourth quarter of 2020 were 3% and 8% lower, respectively, compared to the prior quarter mainly due to higher sales driven by higher production. All-in sustaining costs per ounce4 decreased by 6% compared to the prior quarter, primarily reflecting lower total cash costs per ounce4 partially offset by higher minesite sustaining capital expenditures on a per ounce basis.

Capital expenditures in the fourth quarter of 2020 decreased by 23% compared to the prior quarter primarily due to lower project capital expenditure on the Third Shaft project.

2020 compared to 2019

Turquoise Ridge’s income for 2020 and the second half of 2019 reflects our 61.5% interest in Nevada Gold Mines and is inclusive of income from Newmont’s former Twin Creeks operations and the Turquoise Ridge operations from July 1, 2019. Income for Turquoise Ridge for the first six months of 2019 represents Barrick’s 75% interest in the Turquoise Ridge operations prior to the formation of Nevada Gold Mines. In addition to this impact, the Turquoise Ridge assets have been restated to fair market value as a consequence of the formation of NGM, which has resulted in a higher depreciation expense from July 1, 2019 onwards. Notwithstanding this change in Barrick’s ownership interest and the higher depreciation expense, Turquoise Ridge’s income for 2020 was 14% higher than the prior year, driven by a higher realized gold price4.

INCOME AND EBITDA4,a

a.	The results represent Turquoise Ridge on a 75% basis from January 1, 2018 to June 30, 2019 and the combined results of Turquoise Ridge and Twin Creeks on a 61.5% basis from July 1, 2019 onwards.

Gold production for 2020 was 2% lower compared to the prior year, primarily due to the reduction in Barrick’s ownership interest in Turquoise Ridge partially offset by the inclusion of Newmont’s former Twin Creeks operations from July 1, 2019.

PRODUCTIONa

(thousands of ounces)

a.	The results represent Turquoise Ridge on a 75% basis from January 1, 2019 to June 30, 2019 and the combined results of Turquoise Ridge and Twin Creeks on a 61.5% basis from July 1, 2019 onwards.

Cost of sales per ounce5 in 2020 was 26% higher than the prior year mainly reflecting the higher total cash costs per ounce4 and the higher depreciation expense resulting from the remeasurement of assets to fair value upon the formation of Nevada Gold Mines as described above. Total cash costs per ounce4 was 22% higher than the prior year, primarily due to the impact of lower grades processed and lower recovery. In 2020, all-in sustaining costs per ounce4 increased by 9% compared to the prior year due to higher total cash costs per ounce4, partially offset by lower minesite sustaining capital expenditures.

COST OF SALES5, TOTAL CASH COSTS4 AND ALL-IN

SUSTAINING COSTS4 ($ per ounce)

In 2020, capital expenditures decreased by 40% compared to the prior year. The decrease was due to lower minesite sustaining capital as well as lower project capital expenditure as work on the Third Shaft project is currently focused on shaft sinking activities with surface infrastructure now largely in place.

2020 compared to Guidance

As expected and previously disclosed, gold production in 2020 of 330 thousand ounces was below the guidance range of 430 to 460 thousand ounces. This was mainly due to lower than planned underground equipment availability and utilization, as well as lower plant availability. Cost of sales per ounce5 and total cash costs per ounce4 of $1,064 and $711, respectively, were above the guidance ranges of $900 to $950 per ounce and $540 to $590 per ounce, respectively, mainly due to the impact of lower sales volumes driven by lower production. All-in sustaining costs per ounce4 of $798 was above the guidance range of $690 to $740 per ounce for similar reasons.

80	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Other Mines – Nevada Gold Mines

SUMMARY OF OPERATING AND FINANCIAL DATA

					For the three months ended

			12/31/20								9/30/20
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)	[a]	All-in sustaining costs ($/oz)	[a]	Capital Expend- itures	[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)	[a]	All-in sustaining costs ($/oz)	[a]	Capital Expend- itures	[b]

Phoenix (61.5%)	26	2,054	590		670		2		30	1,773	520		659		4

Long Canyon (61.5%)	51	674	145		324		7		43	877	212		384		6

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Phoenix (61.5%)

Gold production in the fourth quarter of 2020 for Phoenix was 13% lower compared to the prior quarter, primarily due to lower grades processed and lower mill recoveries. Cost of sales per ounce5 in the fourth quarter of 2020 was 16% higher than the prior quarter, primarily due to lower grades and recoveries. In the fourth quarter of 2020, all-in sustaining costs per ounce4 increased by 2% compared to the prior quarter primarily due to the drivers described above, although this was largely offset by higher copper by-product credits and lower minesite sustaining capital expenditures. Minesite sustaining capital expenditures decreased in the fourth quarter of 2020 due to less capitalized stripping, partially offset by additional tailings dam construction.

Compared to our outlook, gold production of 126 thousand ounces in 2020 was slightly higher than the guidance range of 100 to 120 thousand ounces. Cost of sales per ounce5 of $1,772 was below the guidance range of $1,850 to $1,900 per ounce. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $649 and $814, respectively, were also below the guidance ranges of $700 to $750 per ounce and $920 to $970 per ounce, respectively.

Long Canyon (61.5%)

Gold production for Long Canyon in the fourth quarter of 2020 was 19% higher compared to the third quarter of 2020, primarily due to a continued focus on leach cycle, carbon, and process solution management to draw down pad inventory. Cost of sales per ounce5 in the fourth quarter of 2020 was 23% lower than the prior quarter, mainly due to higher sales volumes driven by higher production as well as higher capitalized stripping, in line with the mining sequence. All-in sustaining costs per ounce4 decreased by 16% compared to the prior quarter, primarily due to the same drivers described above, partially offset by increased capitalized stripping. Minesite sustaining capital expenditures increased in the fourth quarter of 2020 due to an increase in capitalized waste mined from Cut 9 of the open pit.

Permitting activities for the mine life extension have been temporarily paused. A review seeking to optimize the project, including water management, was initiated during the second quarter of 2020 and remains ongoing.

Gold production in 2020 of 160 thousand ounces was above the guidance range of 130 to 150 thousand ounces. Cost of sales per ounce5 of $869 was below the guidance range of $910 to $960 per ounce. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $236 and $405, respectively, were also below the guidance ranges of $240 to $290 per ounce and $450 to $500 per ounce, respectively.

Barrick Gold Corporation | Annual Report 2020	81

Management’s Discussion and Analysis

Pueblo Viejo (60% basis)a, Dominican Republic

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended				For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Open pit tonnes mined (000s)	6,248	5,328	17%		20,262	24,732	(18%	)	24,063

Open pit ore	2,274	1,777	28%		6,147	8,085	(24%	)	9,418

Open pit waste	3,974	3,551	12%		14,115	16,647	(15%	)	14,645

Average grade (grams/tonne)

Open pit mined	2.68	2.61	3%		2.57	2.76	(7%	)	2.78

Processed	3.91	3.60	9%		3.61	3.91	(8%	)	4.04

Autoclave ore tonnes processed (000s)	1,456	1,281	14%		5,297	5,164	3%		5,008

Recovery Rate	87%	89%	(2%	)	89%	89%	0%		89%

Gold produced (000s oz)	159	129	23%		542	590	(8%	)	581

Gold sold (000s oz)	153	129	19%		541	584	(7%	)	590

Revenue ($ millions)	291	246	18%		954	843	13%		798

Cost of sales ($ millions)	122	102	20%		443	435	2%		443

Income ($ millions)	167	147	14%		508	402	26%		342

EBITDA ($ millions)[b]	204	181	13%		644	522	23%		457

EBITDA margin[c]	70%	74%	(5%	)	68%	62%	9%		57%

Capital expenditures ($ millions)[d]	66	30	120%		134	64	109%		87

Minesite sustaining[d]	27	20	35%		79	64	23%		87

Project[d]	39	10	290%		55	0	100%		0

Cost of sales ($/oz)	803	791	2%		819	747	10%		750

Total cash costs ($/oz)[b]	493	450	9%		504	471	7%		465

All-in sustaining costs ($/oz)[b]	689	609	13%		660	592	12%		623

All-in costs ($/oz)[b]	941	697	35%		761	600	27%		623

a.	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.	Presented on a cash basis as a result of adopting IFRS 16 Leases starting in 2019. Capital expenditures for 2018 are presented on an accrued basis.

Safety and Environment

There were no LTIs recorded at Pueblo Viejo during the fourth quarter of 2020 which resulted in an LTIFR6 of 0.00 per million hours worked, consistent with the prior quarter. There was one LTI recorded in 2020, which resulted in an LTIFR6 of 0.10 per million hours worked, compared to 0.67 in 2019. No Class 17 environmental incidents occurred during 2020 or 2019.

Financial Results

Q4 2020 compared to Q3 2020

Pueblo Viejo’s income for the fourth quarter of 2020 was 14% higher than the third quarter of 2020 due to higher sales volume, partially offset by a lower realized gold price4 and slightly higher cost of sales per ounce5.

Gold production for the fourth quarter of 2020 was 23% higher than the prior quarter mainly due to higher throughput driven by improved plant availability as well as higher grade.

Cost of sales per ounce5 and total cash costs per ounce4 for the fourth quarter of 2020 were 2% and 9% higher, respectively, than the prior quarter primarily reflecting the impact of higher plant maintenance costs and lower by-product credits related to external power sales from the Quisqueya power plant. The increase in cost of sales per ounce5 was partially offset by lower depreciation on a per ounce basis resulting from the higher sales volumes. For the fourth quarter of 2020, all-in sustaining costs per ounce4 increased by 13% compared to the prior quarter, reflecting higher total cash costs per ounce4 and higher minesite sustaining capital expenditures.

Capital expenditures for the fourth quarter of 2020 increased by 120% compared to the prior quarter, primarily due to a ramp-up in project capital expenditures on the plant and tailings expansion project during the quarter. This was combined with higher minesite sustaining capital expenditures driven by the purchase of a new fleet to self-perform ore rehandling activities.

2020 compared to 2019

Pueblo Viejo’s income for 2020 was 26% higher than the prior year due to a higher realized gold price4, partially offset by lower sales volume and a higher cost of sales per ounce5.

82	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

INCOME AND EBITDA4

Gold production for 2020 was 8% lower than the prior year, mainly due to lower grades processed, partially offset by higher tonnes processed. We achieved record throughput in 2020 due to improved maintenance practices, with throughput 3% higher than the previous record set in 2019.

PRODUCTION

(thousands of ounces)

Cost of sales per ounce5 and total cash costs per ounce4 for 2020 increased by 10% and 7%, respectively, compared to the prior year, primarily reflecting the impact of lower grade, higher royalties due to the increase in the realized gold price4, and lower by-product credits related to external power sales from the Quisqueya power plant. For 2020, all-in sustaining costs per ounce4 increased by 12% compared to the prior year, mainly reflecting higher total cash costs per ounce4 and higher minesite sustaining capital expenditures.

COST OF SALES5, TOTAL CASH COSTS4 AND ALL-IN

SUSTAINING COSTS4 ($ per ounce)

Capital expenditures for 2020 increased by 109% compared to the prior year, primarily due to a ramp-up in project capital expenditures on the plant and tailings expansion project during the fourth quarter of 2020. This was combined with higher minesite sustaining capital expenditures related to the purchase of a new fleet for ore rehandling activities and higher capitalized stripping related to the development of Phases 10 to 12 at the Moore Pit.

2020 compared to Guidance

Gold production in 2020 of 542 thousand ounces was within the guidance range of 530 to 580 thousand ounces. Cost of sales per ounce5 and total cash costs per ounce4 were $819 and $504, respectively, compared to the guidance ranges of $840 to $890 per ounce and $520 to $570 per ounce, respectively. All-in sustaining costs per ounce4 was $660 compared to the guidance range of $720 to $770 per ounce. All per ounce cost metrics were below the 2020 guidance ranges reflecting the positive impact of lower energy prices and cost reduction initiatives from improved maintenance practices, partially offset by higher royalties resulting from a higher realized gold price4.

Barrick Gold Corporation | Annual Report 2020	83

Management’s Discussion and Analysis

Loulo-Gounkoto (80% basis)a, Mali

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended				For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18	[b]

Total tonnes mined (000s)	8,582	8,145	5%		33,036	32,192	3%		30,926

Open pit ore	888	155	473%		1,698	2,726	(38%	)	3,484

Open pit waste	7,111	7,416	(4%	)	29,078	27,183	7%		25,278

Underground	583	574	2%		2,260	2,283	(1%	)	2,164

Average grade (grams/tonne)

Open pit mined	5.01	2.07	142%		5.50	4.83	14%		3.10

Underground mined	4.55	4.48	1%		4.36	4.67	(7%	)	5.10

Processed	4.41	4.74	(7%	)	4.76	4.90	(3%	)	4.31

Ore tonnes processed (000s)	959	1,004	(4%	)	3,916	3,945	(1%	)	4,123

Recovery rate	91%	90%	1%		91%	92%	(1%	)	92%

Gold produced (000s oz)	123	139	(12%	)	544	572	(5%	)	528

Gold sold (000s oz)	126	136	(7%	)	542	575	(6%	)	534

Revenue ($ millions)	236	264	(11%	)	966	806	20%

Cost of sales ($ millions)	146	149	(2%	)	576	601	(4%	)

Income ($ millions)	91	92	(1%	)	358	190	88%

EBITDA ($ millions)[c]	143	147	(3%	)	572	426	34%

EBITDA margin[d]	61%	56%	8%		59%	53%	12%

Capital expenditures ($ millions)	27	71	(62%	)	185	136	36%

Minesite sustaining	21	62	(66%	)	170	133	28%

Project	6	9	(34%	)	15	3	400%

Cost of sales ($/oz)	1,149	1,088	6%		1,060	1,044	2%

Total cash costs ($/oz)[c]	734	682	8%		666	634	5%

All-in sustaining costs ($/oz)[c]	923	1,161	(21%	)	1,006	886	14%

All-in costs ($/oz)[c]	970	1,229	(21%	)	1,034	891	16%

a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the Merger.

b.

These results did not form a part of the Barrick consolidated results as this site was acquired as a result of the Merger. As a result, operational statistics are presented for reference purposes only.

c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

d.	Represents EBITDA divided by revenue.

Safety and Environment

There was one LTI recorded during the fourth quarter of 2020, which resulted in an LTIFR6 of 0.25 per million hours worked compared to 0.00 in the prior quarter. There was one LTI recorded in 2020, which resulted in an LTIFR6 of 0.07 per million hours worked compared to 0.22 in 2019. No Class 17 environmental incidents occurred during 2020 or 2019.

Financial Results

Q4 2020 compared to Q3 2020

Loulo-Gounkoto’s income for the fourth quarter of 2020 was 1% lower than the prior quarter, mainly due to lower sales volume reflecting lower gold production, higher cost of sales per ounce5 and a lower realized gold price4.

Gold production for the fourth quarter of 2020 was 12% lower than the prior quarter, mainly due to lower grades processed and lower plant throughput due to a girth gear replacement, partially offset by higher recovery.

Cost of sales per ounce5 and total cash costs per ounce4 for the fourth quarter of 2020 were 6% and 8% higher, respectively, due to the impact of lower grade and throughput as well as higher underground mining rates despite a lower strip ratio at the open pit. For the fourth quarter of 2020, all-in sustaining costs per ounce4 decreased by 21% compared to the prior quarter, primarily reflecting lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce4.

Capital expenditures for the fourth quarter of 2020 decreased by 62% compared to the prior quarter, primarily due to lower minesite sustaining capital expenditures driven by lower capitalized stripping at the Gounkoto open pit and a decrease in capital development at Loulo.

2020 compared to 2019

Loulo-Gounkoto’s income for 2020 was 88% higher than the prior year, primarily due to a higher realized gold price4, partially offset by lower sales volume and marginally higher cost of sales per ounce5.

84	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

INCOME AND EBITDA4

Gold production in 2020 was 5% lower compared to the prior year, primarily due to lower grades processed combined with slightly lower throughput and recovery.

PRODUCTION

(thousands of ounces)

Cost of sales per ounce5 and total cash costs per ounce4 in 2020 were 2% and 5% higher, respectively, compared to the prior year, mainly due to the impact of lower grades combined with higher royalties as a result of a higher realized gold price4 and higher operating costs. The increase in cost of sales per ounce5 was partially offset by lower depreciation. For 2020, all-in sustaining costs4 were 14% higher compared to the prior year reflecting higher total cash costs per ounce4 and increased minesite sustaining capital expenditures.

COST OF SALES5, TOTAL CASH COSTS4 AND ALL-IN

SUSTAINING COSTS4 ($ per ounce)

Capital expenditures in 2020 were 36% higher compared to the prior year, primarily due to higher minesite sustaining capital expenditures related to higher capitalized stripping at the Gounkoto open pit, together with higher project capital expenditures from the development of the Gounkoto underground.

2020 compared to Guidance

Gold production in 2020 of 544 thousand ounces was above the guidance range of 500 to 540 thousand ounces. Cost of sales per ounce5 of $1,060 was at the lower end of the guidance range of $1,050 to $1,100 per ounce. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $666 and $1,006, respectively, were also within the guidance ranges of $620 to $670 per ounce and $970 to $1,020 per ounce, respectively. Total cash costs per ounce4 and all-in sustaining costs4 per ounce would have been at the lower end of their respective ranges after adjusting for the impact of the higher realized gold price4 on royalty expense as 2020 guidance was based on a gold price assumption of $1,350 per ounce.

Regulatory Matters

On September 27, 2019, Mali adopted an ordinance introducing a new Mining Code of the Republic of Mali (the “2019 Mining Code”), which was ratified by the Malian National Assembly on April 28, 2020. The 2019 Mining Code cancels and replaces Law No. 2012-015 dated February 27, 2012 (the “2012 Mining Code”) and governs the mining industry going forward. The implementation decree to the 2019 Mining Code was adopted in November 2020.

Under the transitory provisions of the 2019 Mining Code, pre-existing mining titles and mining conventions in force remain valid for their remaining term and their holders continue to benefit from the stability of the tax and customs regime set out therein.

In addition, each of Loulo and Gounkoto (which together form Loulo-Gounkoto) have separate legally binding establishment conventions with the State of Mali, which guarantee the stability of the regime set out therein, govern applicable taxes and allow for international arbitration in the event of disputes. During the second quarter of 2020, an agreement was reached for a 15-year extension of the convention governing Loulo at its expiration in 2023.

Refer to note 36 of the Financial Statements for more information.

Barrick Gold Corporation | Annual Report 2020	85

Management’s Discussion and Analysis

Kibali (45% basis)a, Democratic Republic of Congo

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended				For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18	[b]

Total tonnes mined (000s)	3,474	3,405	2%		13,308	12,273	8%		14,790

Open pit ore	308	380	(19%	)	1,380	1,693	(18%	)	2,455

Open pit waste	2,682	2,569	4%		10,091	8,824	14%		10,709

Underground	484	456	6%		1,837	1,756	5%		1,626

Average grade (grams/tonne)

Open pit mined	2.39	2.40	0%		2.22	2.32	(4%	)	2.43

Underground mined	5.37	5.01	7%		5.20	5.12	2%		5.06

Processed	3.60	3.67	(2%	)	3.68	3.80	(3%	)	3.45

Ore tonnes processed (000s)	877	862	2%		3,434	3,381	2%		3,698

Recovery rate	90%	90%	0%		90%	89%	1%		89%

Gold produced (000s oz)	92	91	1%		364	366	(1%	)	363

Gold sold (000s oz)	89	91	(3%	)	364	363	0%		370

Revenue ($ millions)	168	176	(5%	)	648	505	28%

Cost of sales ($ millions)	104	99	5%		397	403	(1%	)

Income ($ millions)	58	74	(22%	)	244	108	126%

EBITDA ($ millions)[c]	106	117	(9%	)	418	304	38%

EBITDA margin[d]	63%	66%	(5%	)	65%	60%	8%

Capital expenditures ($ millions)	12	14	(14%	)	51	43	18%

Minesite sustaining	11	14	(21%	)	49	41	20%

Project	1	0	0%		2	2	0%

Cost of sales ($/oz)	1,163	1,088	7%		1,091	1,111	(2%	)

Total cash costs ($/oz)[c]	616	617	0%		608	568	7%

All-in sustaining costs ($/oz)[c]	783	817	(4%	)	778	693	12%

All-in costs ($/oz)[c]	787	823	(4%	)	782	701	12%

a.

Barrick owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (“DRC”) and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali, inclusive of the impact of the purchase price allocation resulting from the Merger.

b.

These results did not form a part of the Barrick consolidated results as this site was acquired as a result of the Merger. As a result, operational statistics are presented for reference purposes only.

c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

d.	Represents EBITDA divided by revenue.

Safety and Environment

Sadly, Kibali reported a fatality in the fourth quarter of 2020 at its underground operations as detailed earlier in the ESG section of this MD&A.

There were no LTIs recorded during the fourth quarter of 2020, which resulted in an LTIFR6 of 0.00 per million hours worked compared to 0.33 in the prior quarter. There were two LTIs recorded in 2020, which resulted in an LTIFR6 of 0.15 per million hours worked compared to 0.15 in 2019. No Class 17 environmental incidents occurred during 2020 or 2019.

Financial Results

Q4 2020 compared to Q3 2020

Kibali’s income for the fourth quarter of 2020 was 22% lower than the third quarter of 2020 due to a lower realized gold price4, lower sales volumes and increased cost of sales per ounce5.

Gold production for the fourth quarter of 2020 was 1% higher than the prior quarter, stemming from improved throughput due to a solid performance by the gravity gold circuit, partially offset by lower grades processed in line with the plan.

Cost of sales per ounce5 for the fourth quarter of 2020 was 7% higher compared to the prior quarter, mainly due to an increase in depreciation. Total cash costs per ounce4 was in line with the prior quarter as lower grades and slightly higher site general and administrative expenses were offset by increased throughput, lower processing costs and underground mining costs that benefited from a record amount of ore tonnes mined. For the fourth quarter of 2020, all-in sustaining costs per ounce4 decreased by 4% compared to the prior quarter, mainly due to lower minesite sustaining capital expenditures.

Capital expenditures for the fourth quarter of 2020 decreased by 14% compared to the prior quarter, due to lower minesite sustaining capital expenditures driven by a reduction in capitalized drilling and underground development.

2020 compared to 2019

Kibali’s income for 2020 was 126% higher than the prior year due to a higher realized gold price4, lower cost of sales per ounce5 and slightly higher sales volume.

86	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

INCOME AND EBITDA4

Gold production in 2020 was 1% lower compared to the prior year due to lower grades processed, which was largely offset by improved throughput and recoveries.

PRODUCTION

(thousands of ounces)

Cost of sales per ounce5 in 2020 decreased by 2% compared to the prior year due to lower depreciation expense, partially offset by higher total cash costs4. Total cash costs per ounce4 was 7% higher, mainly due to increased royalties resulting from the higher realized gold price4, as well as higher labor and logistics charges resulting from pandemic-related travel restrictions. This was partially offset by lower energy costs driven by an improved hydro power blend in the first half of the year and lower fuel prices. For 2020, all-in sustaining costs per ounce4 were 12% higher compared to the prior year reflecting higher total cash costs per ounce4 and higher minesite sustaining capital expenditures.

COST OF SALES5, TOTAL CASH COSTS4 AND ALL-IN

SUSTAINING COSTS4 ($ per ounce)

Capital expenditures in 2020 were 18% higher compared to the prior year, due to higher minesite sustaining capital expenditures resulting from higher capitalized stripping and drilling, although these were in line with plan.

2020 compared to Guidance

Gold production in 2020 of 364 thousand ounces was at the upper end of the guidance range of 340 to 370 thousand ounces. Cost of sales per ounce5 of $1,091 was slightly higher than the guidance range of $1,030 to $1,080 per ounce. Total cash costs per ounce4 of $608 was at the low end of the guidance range of $600 to $650 per ounce, while all-in sustaining costs per ounce4 of $778 was below the guidance range of $790 to $840 per ounce.

Barrick Gold Corporation | Annual Report 2020	87

Management’s Discussion and Analysis

Veladero (50% basis)a, Argentina

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended					For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Open pit tonnes mined (000s)	8,883	6,930	28%		29,108	36,758	(21%	)	35,646

Open pit ore	3,792	3,385	12%		13,678	16,048	(15%	)	15,718

Open pit waste	5,091	3,545	44%		15,430	20,710	(25%	)	19,928

Average grade (grams/tonne)

Open pit mined	0.76	0.76	0%		0.78	0.71	10%		0.78

Processed	0.87	0.79	10%		0.84	0.79	7%		0.85

Heap leach ore tonnes processed (000s)	2,976	3,189	(7%	)	12,017	13,587	(12%	)	13,547

Gold produced (000s oz)	58	44	32%		226	274	(18%	)	278

Gold sold (000s oz)	51	43	20%		186	271	(31%	)	280

Revenue ($ millions)	99	82	21%		333	386	(14%	)	366

Cost of sales ($ millions)	54	49	10%		213	323	(34%	)	310

Income ($ millions)	44	30	47%		114	57	100%		53

EBITDA ($ millions)[b]	61	47	30%		183	172	6%		174

EBITDA margin[c]	62%	57%	8%		55%	45%	23%		48%

Capital expenditures ($ millions)[d]	35	18	94%		113	106	7%		143

Minesite sustaining[d]	35	18	94%		98	91	8%		143

Project[d]	0	0	0%		15	15	(2%	)	0

Cost of sales ($/oz)	1,074	1,136	(5%	)	1,151	1,188	(3%	)	1,112

Total cash costs ($/oz)[b]	698	708	(1%	)	748	734	2%		629

All-in sustaining costs ($/oz)[b]	1,428	1,159	23%		1,308	1,105	18%		1,154
All-in costs ($/oz)[b]	1,428	1,159	23%		1,390	1,162	20%		1,154

a.

Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.	Presented on a cash basis as a result of adopting IFRS 16 Leases starting in 2019. Capital expenditures for 2018 are presented on an accrued basis.

Safety and Environment

There were no LTIs recorded at Veladero during the fourth quarter of 2020, which resulted in an LTIFR6 of 0.00 per million hours worked, compared to 0.99 in the prior quarter. There were three LTIs recorded in 2020, which resulted in an LTIFR6 of 0.31 per million hours worked compared to 0.37 in 2019. No Class 17 environmental incidents occurred during 2020 or 2019.

Minera Andina del Sol SRL, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents occurring in March 2017, September 2016 and September 2015. Refer to note 36 to the Financial Statements for more information regarding these and related matters.

Financial Results

Q4 2020 compared to Q3 2020

Veladero’s income for the fourth quarter of 2020 was 47% higher than the third quarter of 2020, primarily due to higher sales volume and lower cost of sales per ounce5, partially offset by the lower realized gold price4.

Gold production in the fourth quarter of 2020 was 32% higher than the prior quarter, primarily due to an improvement in the pregnant leach solution (“PLS”) grade from a successful change in leaching strategy to optimize irrigation activities and ore placement.

Cost of sales per ounce5 and total cash costs per ounce4 in the fourth quarter of 2020 decreased by 5% and 1%, respectively, mainly due to the impact of higher sales volumes, partially offset by higher direct mining costs. In the fourth quarter of 2020, all-in sustaining costs per ounce4 was 23% higher than the previous quarter, primarily attributable to higher minesite sustaining capital expenditures.

Capital expenditures in the fourth quarter of 2020 increased by 94% compared to the prior quarter due to higher minesite sustaining capital expenditures that were previously deferred as a result of Covid-19 movement restrictions earlier in the year, as well as higher capitalized stripping.

2020 compared to 2019

Veladero’s income for 2020 was 100% higher than the prior year, primarily due to a higher realized gold price4 and lower cost of sales per ounce5, partially offset by lower sales volumes.

88	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

INCOME AND EBITDA4

In 2020, gold production decreased by 18% compared to the prior year, primarily due to the impact of quarantine and movement restrictions on mining operations and workforce mobilization in response to the Covid-19 pandemic, as well as the temporary cessation of irrigation on Phases 4B/5B for leach pad facility upgrades. This was partially offset by an improvement in PLS grade following a successful change in leaching strategy in the fourth quarter of 2020 as described above.

PRODUCTION

(thousands of ounces)

In 2020, cost of sales per ounce5 decreased by 3% compared to the prior year due to lower depreciation expense partially offset by higher total cash costs per ounce4. Total cash costs per ounce4 increased by 2% compared to the prior year, mainly due to the impact of lower sales volume, partially offset by lower direct operating costs. All-in sustaining costs per ounce4 in 2020 increased by 18% compared to the prior year, primarily due to the impact of higher minesite sustaining capital expenditures on a per ounce basis.

COST OF SALES5, TOTAL CASH COSTS4 AND ALL-IN

SUSTAINING COSTS4 ($ per ounce)

In 2020, capital expenditures increased by 7% compared to the prior year, mainly due to higher minesite sustaining capital expenditures related to the Phase 6 leach pad expansion, Phases 4B/5B facility upgrades and higher capitalized stripping.

2020 compared to Guidance

Gold production in 2020 of 226 thousand ounces was below the guidance range of 240 to 270 thousand ounces. We had previously disclosed that production at Veladero was trending below guidance for 2020 at higher per ounce costs mainly due to the impact of quarantine and movement restrictions on mining operations and workforce mobilization in response to the Covid-19 pandemic.

Cost of sales per ounce5 was $1,151 compared to the guidance range of $1,220 to $1,270 per ounce due to lower depreciation. Total cash costs per ounce4 of $748 was higher than the guidance range of $670 to $720 per ounce, and all-in sustaining costs per ounce4 of $1,308 was slightly higher than the guidance range of $1,250 to $1,300 per ounce.

Regulatory matters

On December 23, 2019, the Argentine Congress enacted an emergency law reducing the rate for mining export duties to 8% from 12%. This emergency law was not in force during the first quarter of 2020 and exports of doré from Veladero during this period were subject to the higher 12% rate. Following the issuance of a legal injunction in favor of Veladero in March 2020, the reduced rate of 8% was applied to some doré shipments in the second quarter of 2020.

The Argentine Tax Authority appealed the March 2020 ruling and has continued to challenge the application of the reduced 8% rate. As a result, the majority of Veladero’s shipments of doré during the third quarter of 2020 were subject to the higher 12% rate.

On October 2, 2020, the Argentine government issued a new decree that established the rate for mining export duties at 8% from October 3, 2020 until December 31, 2021. Veladero has initiated legal actions to clarify that the lower 8% rate should apply to all doré shipments from December 23, 2019, when the emergency law was enacted.

On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina (the “Decree”). Subsequently, the Central Bank of Argentina issued Communication “A” 6770 complementing the Decree. As a result, all export proceeds are required to be converted into Argentine pesos. Dividend distributions and payments to foreign suppliers now require specific authorizations from the Central Bank. These currency restrictions have had limited impact on mining operations to date but we continue to optimize the timing of our gold sales to minimize our exposure to currency devaluation, while advancing constructive discussions with the Central Bank on our rights to repatriate profits.

Barrick Gold Corporation | Annual Report 2020	89

Management’s Discussion and Analysis

Porgera (47.5% basis)a, Papua New Guinea

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended					For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Total tonnes mined (000s)	–	–	0%		3,457	13,156	(74%	)	9,862

Open pit ore	–	–	0%		570	1,825	(69%	)	568

Open pit waste	–	–	0%		2,622	10,406	(75%	)	8,529

Underground	–	–	0%		265	925	(71%	)	765

Average grade (grams/tonne)

Open pit mined	–	–	0%		1.72	1.92	(10%	)	2.06

Underground mined	–	–	0%		5.72	6.67	(14%	)	6.93

Processed	–	–	0%		3.01	3.44	(13%	)	3.46

Autoclave ore tonnes processed (000s)	–	–	0%		936	2,640	(65%	)	2,138

Recovery Rate	–	–	0%		90%	91%	(1%	)	86%

Gold produced (000s oz)	–	–	0%		86	284	(70%	)	204

Gold sold (000s oz)	–	–	0%		87	285	(69%	)	213

Revenue ($ millions)	–	–	0%		140	403	(65%	)	269

Cost of sales ($ millions)	5	5	0%		106	284	(63%	)	212

Income ($ millions)	(17)	(17)	0%		(18)	113	(116%	)	56

EBITDA ($ millions)[b]	(12)	(13)	(8%	)	7	155	(95%	)	98

EBITDA margin[c]	–	–	0%		5%	38%	(87%	)	36%

Capital expenditures ($ millions)[d]	–	1	(100%	)	11	45	(75%	)	62

Minesite sustaining[d]	–	1	(100%	)	11	45	(75%	)	62

Project[d]	–	–	0%		0	0	0%		0

Cost of sales ($/oz)	–	–	0%		1,225	994	23%		996

Total cash costs ($/oz)[b]	–	–	0%		928	838	11%		796

All-in sustaining costs ($/oz)[b]	–	–	0%		1,115	1,003	11%		1,083
All-in costs ($/oz)[b]	–	–	0%		1,116	1,003	11%		1,083

a.

Barrick owns 47.5% of Porgera with our joint venture partners, Zijin Mining and Mineral Resources Enga, owning the remaining 47.5% and 5%, respectively. Porgera is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 47.5% interest in Porgera.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.	Presented on a cash basis as a result of adopting IFRS 16 Leases starting in 2019. Capital expenditures for 2018 are presented on an accrued basis.

Safety and Environment

There were no LTIs recorded at Porgera during the fourth quarter of 2020, which resulted in an LTIFR6 of 0.00 per million hours worked, in line with the previous quarter. There was one LTI recorded in 2020, which resulted in an LTIFR6 of 0.17 per million hours worked, compared to 0.45 in 2019. No Class 17 environmental incidents occurred during 2020 or 2019.

Financial Results

On April 25, 2020, Porgera was placed on care and maintenance after the Government of Papua New Guinea communicated on April 24, 2020 that the SML would not be extended. Refer to the section below for further details. This has had a significant negative impact on Porgera’s financial results for the fourth quarter of 2020 and year ended December 31, 2020.

Q4 2020 compared to Q3 2020

As Porgera has been on care and maintenance since April 25, 2020, no analysis has been provided as it would not be meaningful. The loss of $17 million in the fourth quarter of 2020 mainly relates to care and maintenance costs as well as continued depreciation of certain assets.

2020 compared to 2019

In 2020, Porgera recorded a loss of $18 million compared to income of $113 million for the prior year, primarily due to the mine being placed on care and maintenance on April 25, 2020.

90	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

INCOME AND EBITDA4

In 2020, gold production was 70% lower compared to the prior year, primarily due to the mine being placed on care and maintenance on April 25, 2020.

PRODUCTION

(thousands of ounces)

a.	Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, the Company has not introduced 2021 guidance for Porgera.

In 2020, cost of sales per ounce5 and total cash costs per ounce4 increased by 23% and 11%, respectively, mainly due to the cessation of all mining activity after April 24, 2020 and the mine being placed on care and maintenance. Cost of sales per ounce5 increased compared to the same prior year period due to continued straight-line depreciation despite lower production. All-in sustaining costs per ounce4 in 2020 increased by 11% compared to the prior year due to increased total cash costs per ounce4, partially offset by lower minesite sustaining capital expenditures.

COST OF SALES5, TOTAL CASH COSTS4 AND ALL-IN

SUSTAINING COSTS4 ($ per ounce)

a.	Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, the Company has not introduced 2021 guidance for Porgera.

In 2020, capital expenditures decreased by 75% compared to the prior year as a result of the mine being placed on care and maintenance.

Porgera Special Mining Lease Extension

Porgera’s SML terminated on August 16, 2019. The Company applied for a 20-year extension of the SML in June 2017 and has been engaging with the Government of Papua New Guinea on this matter since then. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its SML was being considered. Also in 2019, in response to a request from Papua New Guinea Prime Minister Marape, the Company proposed a benefit-sharing arrangement that would deliver more than half the economic benefits from the Porgera mine to Papua New Guinea stakeholders, including the Government, for the remainder of the life of mine, estimated at 20 years.

On April 24, 2020, BNL, the majority owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that the SML would not be extended. The Company believes the Government’s decision not to extend the SML is tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL. The Company has been engaged in ongoing discussions with Prime Minister Marape and his Government in light of the potentially catastrophic impact of this decision for the communities at Porgera and in Enga Province, and for the country as a whole. On October 15, 2020, BNL and Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. It further indicated that the parties had agreed in principle that Papua New Guinea will take a major share of equity under the new arrangements and BNL will retain operatorship and there will be a fair sharing of the economic benefits. Efforts to reach a memorandum of agreement to make these concepts and additional points binding are underway. In the meantime, all legal proceedings continue as discussed below.

Barrick Gold Corporation | Annual Report 2020	91

Management’s Discussion and Analysis

BNL has been pursuing and will pursue all legal avenues to challenge the Government’s decision and to recover any damages that BNL may suffer as a result of the Government’s decision. Based on the communication received from the Government of Papua New Guinea that the SML would not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. BNL remains in possession of the mine to conduct care and maintenance.

On April 28, 2020, BNL filed a Judicial Review action against the Government of Papua New Guinea in the Papua New Guinea National Court of Justice. Judicial Review is a proceeding that challenges the procedural and constitutional adequacy of government administrative actions. The Judicial Review action seeks to quash the decision not to extend the SML on the grounds that the Government did not comply with the applicable legal standards and processes.

Trial was set to commence in the Judicial Review action on August 12, 2020. BNL sought leave to appeal two procedural rulings of the National Court that would affect the trial to the Supreme Court of Papua New Guinea. The Government of Papua New Guinea then asked the National Court to dismiss the Judicial Review action on purely procedural grounds. On September 1, 2020, the Court granted the Government’s request and dismissed the Judicial Review action. BNL appealed that decision to the Supreme Court on September 7, 2020.

On October 1 and 6, 2020, the Supreme Court reversed the National Court’s decision and granted BNL’s appeals of the two procedural rulings. The Supreme Court has not yet heard BNL’s appeal of the National Court’s dismissal of the Judicial Review action.

On August 25, 2020, the Government of Papua New Guinea purported to grant a new special mining lease covering the Porgera Mine to Kumul, the state-owned mining company. BNL immediately took administrative steps seeking to force the Government of Papua New Guinea to delay or withdraw the issuance of the special mining lease to Kumul. These administrative steps were not successful and on September 24, 2020, BNL commenced another Judicial Review action seeking to quash the decision to issue the special mining lease to Kumul. On January 26, 2021, the National Court granted BNL leave for the Judicial Review. In its decision, the Court declared itself satisfied that there was an arguable case that warrants the grant of the leave.

On July 9, 2020, BNL initiated conciliation proceedings before the World Bank’s ICSID. Through this conciliation, BNL seeks to reach an agreement for the extension of the SML on terms that will be mutually beneficial to the Company and to all Papua New Guinea stakeholders.

Simultaneously with BNL initiating the conciliation proceedings, Barrick PD, the Company’s subsidiary and an investor in the Porgera mine, has given notice to the Government of Papua New Guinea that a dispute has arisen under the BIT between Papua New Guinea and Australia, and has referred the dispute to arbitration before the ICSID. Barrick PD seeks to recover damages it has already suffered and damages it may suffer in the future by virtue of the Government’s wrongful refusal to grant an extension of the SML. The dispute notice expressly invites the Government to engage in consultations and negotiations in an attempt to resolve the investment treaty dispute.

Porgera Tax Audits

In April 2020, BNL received a position paper from the Internal Revenue Commission (“IRC”) in Papua New Guinea asserting various proposed adjustments and other tax liabilities amounting to $131 million (not including penalties, based on the kina foreign exchange rate as at December 31, 2020) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other taxes to $485 million (including penalties, based on the kina foreign exchange rate as at December 31, 2020). The Company has reviewed the amended assessments and concluded that there is no merit to the IRC’s tax audit adjustments, except for certain immaterial items for which a provision had already been made. BNL filed objections to the amended assessments on November 30, 2020 in accordance with the Papua New Guinea Income Tax Act.

The Company intends to defend its position vigorously and has not recorded any additional estimated amounts for the potential liability arising from the amended assessments as the Company cannot reasonably predict the outcome.

92	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

North Maraa, Tanzania

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended					For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Total tonnes mined (000s)	296	247	20%		3,758	10,388	(64%	)	10,821

Open pit ore	n/a	n/a	n/a		1,484	3,987	(63%	)	1,837

Open pit waste	n/a	n/a	n/a		1,197	5,532	(78%	)	8,218

Underground	296	247	20%		1,077	869	24%		766

Average grade (grams/tonne)

Open pit mined	n/a	n/a	n/a		2.14	2.03	6%		2.00

Underground mined	5.97	5.13	16%		6.19	6.82	(9%	)	7.79

Processed	3.08	3.59	(14%	)	3.45	4.50	(23%	)	3.96

Ore tonnes processed (000s)	677	622	9%		2,546	1,829	39%		1,819

Recovery rate	91%	93%	(2%	)	92%	94%	(2%	)	93%

Gold produced (000s oz)	61	67	(9%	)	261	251	4%		215

Gold sold (000s oz)	63	69	(9%	)	269	248	8%		212

Revenue ($ millions)	120	132	(9%	)	480	350	37%		270

Cost of sales ($ millions)	69	61	13%		267	236	13%		169

Income ($ millions)	49	72	(32%	)	214	112	91%		94

EBITDA ($ millions)[b]	66	89	(26%	)	290	187	55%		134

EBITDA margin[c]	55%	67%	(18%	)	60%	53%	13%		49%

Capital expenditures ($ millions)[d]	27	17	59%		87	42	108%		52

Minesite sustaining[d]	11	6	83%		57	36	59%		47

Project[d]	16	11	45%		30	6	400%		5

Cost of sales ($/oz)	1,073	903	19%		992	953	4%		795

Total cash costs ($/oz)[b]	799	649	23%		702	646	9%		603
All-in sustaining costs ($/oz)[b]	989	758	30%		929	802	16%		830

All-in costs ($/oz)[b]	1,232	912	35%		1,039	824	26%		855

a.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not already own. The results presented are on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); on a 100% basis from October 1, 2019 to December 31, 2019; and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.	Presented on a cash basis as a result of adopting IFRS 16 Leases starting in 2019. Capital expenditures for 2018 are presented on an accrued basis.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of our Tanzanian mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations in the form of taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments.

Refer to note 36 to the Financial Statements for more information regarding this matter.

Safety and Environment

There were no LTIs recorded at North Mara during the fourth quarter of 2020, which resulted in an LTIFR6 of 0.00 per million hours worked, versus 1.14 in the prior quarter. There were two LTIs recorded in 2020, resulting in an LTIFR6 of 0.28 per million hours worked, compared to 0.40 in 2019. No Class 17 environmental incidents occurred during 2020 or 2019.

Financial Results

Q4 2020 compared to Q3 2020

North Mara’s income for the fourth quarter of 2020 was 32% lower than the third quarter of 2020, mainly due to a lower realized gold price4, lower sales volumes and higher cost of sales per ounce5.

In the fourth quarter of 2020, gold production was 9% lower than the prior quarter, primarily due to lower grade processed from blending stockpiled material to supplement underground fresh ore feed to ramp up throughput and establish a new baseline for the plant. Processing upgrades resulted in record throughput for the fourth quarter of 2020.

Cost of sales per ounce5 and total cash costs per ounce4 in the fourth quarter of 2020 were 19% and 23% higher, respectively, than the prior quarter, primarily due to the impact of lower grade and higher processing costs resulting from throughput improvements. This was combined with higher costs mainly associated with the new water treatment facilities. Cost of sales per ounce5 and total cash costs per ounce4 were further impacted by an extensive maintenance program designed to improve the availability of underground equipment, which resulted in increased underground tonnes mined. All-in sustaining costs per ounce4 in the fourth quarter of 2020 was 30% higher than the prior quarter as a result of higher total cash costs per ounce4 and higher minesite sustaining capital expenditures.

Barrick Gold Corporation | Annual Report 2020	93

Management’s Discussion and Analysis

Capital expenditures in the fourth quarter of 2020 were 59% higher than the third quarter of 2020, driven by higher minesite sustaining capital expenditures and higher project capital expenditures. This was predominantly related to the improvements in the processing plant and the underground mine to further improve efficiency, the completion of the new water treatment plants during the quarter, and the commencement of the brine treatment facility.

2020 compared to 2019

North Mara’s income for 2020 was 91% higher than the prior year, primarily due to the change in our ownership interest from 63.9% until the end of the third quarter of 2019 and 100% for the fourth quarter of 2019 to 84% in the current year. This was combined with a higher realized gold price4 and higher sales volumes, partially offset by higher cost of sales per ounce5.

INCOME AND EBITDA4,a

a.

The results are presented on a 63.9% basis from January 1, 2018 to September 30, 2019, on a 100% basis from October 1, 2019 to December 31, 2019 and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

In 2020, gold production was 4% higher than the prior year primarily due to the increase in our ownership interest. This was partially offset by lower grades processed in the current period following mine plan resequencing to ensure a relatively consistent feed grade over the life of mine, compared to the variability of the previous mine plan.

PRODUCTIONa

(thousands of ounces)

a.

The results are presented on a 63.9% basis from January 1, 2019 to September 30, 2019, on a 100% basis from October 1, 2019 to December 31, 2019 and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

Cost of sales per ounce5 and total cash costs per ounce4 in 2020 were 4% and 9% higher, respectively, than the prior year, mainly due to increased royalty expense resulting from a higher realized gold price4, combined with higher direct mining costs from the transition to an exclusively underground operation following the cessation of open pit mining in the second quarter of 2020. All-in sustaining costs per ounce4 were 16% higher than the prior year due to an increase in minesite sustaining capital expenditures, combined with higher total cash costs per ounce4.

COST OF SALES5, TOTAL CASH COSTS4 AND ALL-IN

SUSTAINING COSTS4 ($ per ounce)

In 2020, capital expenditures increased by 108% compared to the prior year mainly due to the increase in our ownership interest and our investment in the tailings storage facility and other water management initiatives. We expect this capital investment to reduce over time as these legacy issues inherited from Acacia’s operation of this asset are addressed.

2020 compared to Guidance

Gold production in 2020 of 261 thousand ounces was at the upper end of the guidance range of 240 to 270 thousand ounces. All per ounce cost metrics were above the guidance ranges as a result of the temporary cessation of open pit mining in the second quarter of 2020, together with the impact of higher royalty expense due to a higher realized gold price4. Cost of sales per ounce5 was $992 compared to the guidance range of $750 to $800 per ounce. Total cash costs per ounce4 was $702 compared to $570 to $620 per ounce, and all-in sustaining costs per ounce4 was $929, compared to $830 to $880 per ounce.

94	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Bulyanhulua, Tanzania

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended					For the years ended

	12/31/20	9/30/20	Change		12/31/20	12/31/19	Change		12/31/18

Underground tonnes mined (000s)	73	10	630%		83	n/a	n/a		n/a

Average grade (grams/tonne)

Underground mined	9.00	7.55	19%		8.81	n/a	n/a		n/a

Processed	3.14	1.01	211%		1.35	1.09	24%		1.24

Ore tonnes processed (000s)	274	431	(36%	)	1,618	1,531	6%		1,214

Recovery rate	81%	50%	61%		62%	50%	24%		53%

Gold produced (000s oz)	23	7	229%		44	27	63%		26

Gold sold (000s oz)	20	46	(57%	)	103	27	281%		27

Revenue ($ millions)	36	98	(63%	)	202	39	418%		34

Cost of sales ($ millions)	23	69	(67%	)	154	33	367%		33

Income ($ millions)	13	25	(48%	)	27	(14)	(293%	)	(18)

EBITDA ($ millions)[b]	23	48	(52%	)	87	0	100%		15

EBITDA margin[c]	64%	49%	30%		43%	0%	100%		43%

Capital expenditures ($ millions)[d]	37	17	118%		64	5	1,180%		3

Minesite sustaining[d]	1	2	(50%	)	6	2	200%		1

Project[d]	36	15	140%		58	3	1,833%		2

Cost of sales ($/oz)	1,181	1,502	(21%	)	1,499	1,207	24%		1,231

Total cash costs ($/oz)[b]	610	874	(30%	)	832	676	23%		650

All-in sustaining costs ($/oz)[b]	664	913	(27%	)	895	773	16%		754

All-in costs ($/oz)[b]	2,493	1,243	101%		1,459	850	72%		848

a.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not already own. The results presented are on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); on a 100% basis from October 1, 2019 to December 31, 2019; and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.	Presented on a cash basis as a result of adopting IFRS 16 Leases starting in 2019. Capital expenditures for 2018 are presented on an accrued basis.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of our Tanzanian mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations in the form of taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments.

Refer to note 36 to the Financial Statements for more information regarding this matter.

Safety and Environment

There was one LTI recorded at Bulyanhulu during the fourth quarter of 2020, which resulted in an LTIFR6 of 0.87 per million hours worked, versus 0.00 in the prior quarter. This was the only LTI recorded at Bulyanhulu in 2020, which resulted in an LTIFR6 of 0.32 per million hours worked versus 0.00 in 2019. No Class 17 environmental incidents occurred during 2020 or 2019.

Financial Results

Q4 2020 compared to Q3 2020

Bulyanhulu’s income for the fourth quarter of 2020 was 48% lower than the third quarter of 2020, mainly due to the lower realized gold price4 and lower sales volumes following the sale of the remainder of the stockpiled concentrate in the third quarter of 2020, partially offset by lower cost of sales per ounce5.

In the fourth quarter of 2020, gold production was 229% higher than the prior quarter. This increase was driven by the restart of underground mining operations at the end of the third quarter of 2020, which was followed by the processing of fresh underground material upon commissioning of the refurbished process plant in the fourth quarter of 2020. Notably, the current quarter represented the first time that fresh underground material was processed at the mill since Bulyanhulu was placed under care and maintenance in 2017.

Cost of sales per ounce5 and total cash costs per ounce4 in the fourth quarter of 2020 were 21% and 30% lower, respectively, than the prior quarter. Relative to the gold produced in the current quarter, the remaining stockpiled concentrate sold in the prior quarter had a lower depreciation cost per ounce and a higher total cash cost per ounce4. All-in sustaining costs per ounce4 in the fourth quarter of 2020 was 27% lower than the prior quarter mainly as a result of lower total cash costs per ounce4.

Capital expenditures in the fourth quarter of 2020 were 118% higher than the third quarter of 2020, mainly due to higher project capital expenditures relating to the restart of underground mining operations as well as refurbishing and upgrading the process plant prior to commissioning.

Barrick Gold Corporation | Annual Report 2020	95

Management’s Discussion and Analysis

2020 compared to 2019

Bulyanhulu’s income for 2020 was 293% higher than the prior year, primarily due to higher sales volumes related to the sale of the stockpiled concentrate and the re-start of underground mining and processing operations as described above. In addition to this, the change in our ownership percentage from 63.9% until the end of the third quarter of 2019 and 100% for the fourth quarter of 2019 to 84% in the current year also contributed to the higher income in the current year. This was combined with the higher realized gold price4 partially offset by higher cost of sales per ounce5.

INCOME AND EBITDA4,a

a.

The results are presented on a 63.9% basis from January 1, 2018 to September 30, 2019, on a 100% basis from October 1, 2019 to December 31, 2019 and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

In 2020, gold production was 63% higher than the prior year primarily due to the re-start of underground mining and processing operations, combined with the increase in our ownership interest.

PRODUCTIONa

(thousands of ounces)

a.

The results are presented on a 63.9% basis from January 1, 2019 to September 30, 2019, on a 100% basis from October 1, 2019 to December 31, 2019 and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

Cost of sales per ounce5 and total cash costs per ounce4 in 2020 were 24% and 23% higher, respectively, than the prior year, mainly due to the restart of underground mining and processing operations, as well as the sale of the relatively higher-cost stockpiled concentrate as described above. All-in sustaining costs per ounce4 were 16% higher than the prior year due to higher total cash costs per ounce4, partially offset by lower minesite sustaining capital expenditures on a per ounce sold basis.

COST OF SALES5, TOTAL CASH COSTS4 AND ALL-IN

SUSTAINING COSTS4 ($ per ounce)

In 2020, capital expenditures increased by 1,180%, compared to the prior year mainly due to the restart of underground mining and processing operations.

2020 compared to Guidance

Gold production in 2020 of 44 thousand ounces was within the guidance range of 30 to 50 thousand ounces. Cost of sales per ounce5 of $1,499 was higher than the guidance range of $1,210 to $1,260 per ounce due to the impairment reversal recognized in the year, which resulted in increased depreciation. Total cash costs per ounce4 of $832 was within the guidance range of $790 to $840 per ounce, while all-in sustaining costs per ounce4 of $895 was lower than the guidance range of $1,110 to $1,160 per ounce.

96	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Other Mines – Gold

SUMMARY OF OPERATING AND FINANCIAL DATA

					For the three months ended

			12/31/20								9/30/20

	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)	[a]	All-in sustaining costs ($/oz)	[a]	Capital Expend- itures	[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)	[a]	All-in sustaining costs ($/oz)	[a]	Capital Expend- itures	[b]

Tongon (89.7%)	66	1,371	810		853		2		64	1,329	731		777		2

Hemlo	57	1,379	1,104		1,464		20		55	1,257	1,099		1,497		21

Buzwagi (84%)	21	1,314	1,267		1,283		0		21	907	687		693		0

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Tongon (89.7% basis), Côte d’Ivoire

Gold production for Tongon in the fourth quarter of 2020 was 3% higher than the prior quarter. Cost of sales per ounce5 in the fourth quarter of 2020 was 3% higher than the prior quarter as a result of higher direct mining and processing costs, partially offset by lower depreciation expense. All-in sustaining costs per ounce4 in the fourth quarter of 2020 was 10% higher than the prior quarter, mainly reflecting the increase in total cash costs per ounce4.

Gold production in 2020 of 255 thousand ounces was in the upper end of the guidance range of 240 to 260 thousand ounces. Cost of sales per ounce5 of $1,334 was lower than the guidance range of $1,390 to $1,440 per ounce. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $747 and $791, respectively, were both slightly above the guidance range of $680 to $730 per ounce and $740 to $790 per ounce, respectively. These per ounce costs would have been within the guidance range after adjusting for the impact of the higher realized gold price4 on royalty expense.

Hemlo, Ontario, Canada

Hemlo’s gold production in the fourth quarter of 2020 was 4% higher than the prior quarter primarily due to higher grades. Cost of sales per ounce5 in the fourth quarter of 2020 was 10% higher than the prior quarter due to higher depreciation following the closure of the open pit in November 2020. Total cash costs per ounce4 were in line with the prior quarter. All-in sustaining costs per ounce4 decreased by 2% compared to the prior quarter owing to lower minesite sustaining capital expenditures.

Gold production in 2020 of 223 thousand ounces was above the guidance range of 200 to 220 thousand ounces. Cost of sales per ounce5 of $1,256 and total cash costs per ounce4 of $1,056 were both above the guidance range of $960 to $1,010 per ounce and $800 to $850 per ounce, respectively. All-in sustaining costs per ounce4 of $1,423 was also higher than the guidance range of

$1,200 to $1,250 per ounce. As expected and previously disclosed, per ounce costs in 2020 were above guidance due to a significant increase in royalty expense from the higher realized gold price4 and mining in underground zones that incurred a higher net profit interest royalty burden. This was combined with the impact of movement restrictions in response to the Covid-19 pandemic, particularly on the ramp-up of underground development, which resulted in an increased proportion of higher-cost open pit stockpiled material processed at the mill.

As part of the Company’s efforts to elevate Hemlo to a Tier Two Gold Asset2, a new portal is currently under development to access the Upper C Zone, with mining expected to start in the third quarter of 2021. Improving flexibility with a third mining front at Hemlo will allow underground throughput to ramp-up to a steady state of 1.9 million tonnes per annum from 2022 onwards. In addition, we have planned drilling programs to potentially add resources to extend the mine life past 2030.

Buzwagi (84% basis), Tanzania

Gold production for Buzwagi in the fourth quarter of 2020 was in line with the third quarter of 2020. Cost of sales per ounce5 and all-in sustaining costs per ounce4 in the fourth quarter of 2020 were 45% and 85% higher, respectively, than the prior quarter, following the sale of the remainder of the stockpiled concentrate in the third quarter of 2020.

Gold production in 2020 of 84 thousand ounces was within the guidance range of 80 to 100 thousand ounces. Cost of sales per ounce5 of $1,021 was higher than the guidance range of $850 to $900 per ounce, driven by higher depreciation expense following a transition to owner-operator stockpile rehandling. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $859 and $871, respectively, were both within the guidance range of $820 to $870 per ounce and $850 to $900 per ounce, respectively.

Barrick Gold Corporation | Annual Report 2020	97

Management’s Discussion and Analysis

Other Mines – Copper

SUMMARY OF OPERATING AND FINANCIAL DATA

	For the three months ended

	12/31/20								9/30/20
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)	[a]	All-in sustaining costs ($/lb)	[a]	Capital Expend- itures	[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)	[a]	All-in sustaining costs ($/lb)	[a]	Capital Expend- itures	[b]

Lumwana	78	1.96	1.58		2.60		48		62	2.06	1.49		2.58		63

Zaldívar (50%)	23	2.68	2.01		2.70		29		24	2.20	1.64		2.27		17

Jabal Sayid (50%)	18	1.53	1.15		1.27		2		17	1.43	1.14		1.17		0

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Lumwana, Zambia

Copper production for Lumwana in the fourth quarter of 2020 was 26% higher compared to the prior quarter, resulting from a significant improvement in throughput, as the prior quarter was affected by maintenance. Cost of sales per pound5 in the fourth quarter of 2020 was 5% lower than the prior quarter primarily due to lower depreciation expense. In the fourth quarter of 2020, all-in sustaining costs per pound4 increased by 1% compared to the prior quarter, primarily due to higher C1 cash costs per pound4, partially offset by decreased minesite sustaining capital expenditures and the impact of lower sales volumes.

Copper production in 2020 of 276 million pounds was near the top end of the guidance range of 250 to 280 million pounds. Cost of sales per pound5 of $2.01 was below the guidance range of $2.20 to $2.40 per pound, driven by the strong operating performance. C1 cash costs per pound4 of $1.56 and all-in sustaining costs4 of $2.43 per pound were both within the guidance ranges of $1.50 to $1.70 and $2.30 to $2.60 per pound, respectively.

Zaldívar (50% basis), Chile

Copper production for Zaldívar in the fourth quarter of 2020 was 4% lower than the prior quarter mainly due to lower grades. Cost of sales per pound5 in the fourth quarter of 2020 was 22% higher than the prior quarter, primarily due to additional costs recognized relating to the settlement of labor contract negotiations. All-in sustaining costs per pound4 increased by 19% compared to the prior quarter, primarily due to the impact of higher C1 cash costs per pound4, as well as higher minesite sustaining capital expenditures that were previously deferred as a result of Covid-19 movement restrictions earlier in the year.

Copper production in 2020 of 106 million pounds was below the bottom end of the guidance range of 120 to 135 million pounds. Cost metrics per pound were within, or slightly below the guidance ranges benefiting from the impact of lower energy prices and a favorable exchange rate. Cost of sales per pound5 was $2.46 compared to guidance of $2.40 to $2.70 per pound. C1 cash costs per pound4 was $1.79, compared to guidance of $1.65 to $1.85 per pound, and all-in sustaining costs per pound4 was $2.25, compared to guidance of $2.30 to $2.60 per pound.

Following the completion of mining through a higher-grade zone for the last two years, we expect grades to decline in 2021. Major maintenance is currently scheduled in the second quarter of 2021.

Jabal Sayid (50% basis), Saudi Arabia

Jabal Sayid’s copper production in the fourth quarter of 2020 was 6% higher compared to the prior quarter, mainly due to an increase in throughput following improvements to the milling circuit and higher plant availabilities. Cost of sales per pound5 in the fourth quarter of 2020 was 7% higher than the prior quarter as a result of increased depreciation and slightly higher C1 cash costs per pound4. All-in sustaining costs per pound4 in the fourth quarter of

2020 increased by 9% when compared to the prior quarter, mainly due to increased minesite sustaining capital expenditures on a per pound basis.

Copper production in 2020 of 75 million pounds exceeded the guidance range of 60 to 70 million pounds, with the mine exceeding expectations on grade and tonnes, and the plant outperforming on both throughput and plant availabilities. All of the per pound cost metrics were significantly below the guidance ranges, driven by increased production, lower fuel prices and higher gold by-product credits from copper concentrate sales. Cost of sales per pound5 was $1.42, compared to guidance of $1.75 to $2.00 per pound. C1 cash costs per pound4 was $1.11, compared to guidance of $1.40 to $1.60 per pound, and all-in sustaining costs per pound4 was $1.24, compared to guidance of $1.50 to $1.70 per pound.

GROWTH PROJECT UPDATES

Goldrush Complex, Nevada, USA

At the Goldrush Complex, drilling operations continue at both Goldrush and Fourmile (Fourmile is currently not included in the Nevada Gold Mines joint venture with Newmont, but may be contributed if certain criteria are met in the future). The main objectives of this drilling program remain orebody definition, testing of orebody continuity, inferred resource growth and definition of exploration upside. Options for reducing the cost and timing of exploration drilling of Fourmile through underground access from Goldrush are currently being explored.

Contractor development of the twin exploration declines at Goldrush has now been completed. The handover from contractor to owner development was completed in November 2020, according to plan. All equipment required for owner development arrived on site in the fourth quarter of 2020.

During 2021, underground development and exploration will continue at Goldrush. First ore is expected to be exposed in the first half of 2021 as part of ongoing exploration and development activities, in line with previous guidance. Activities in 2021 will focus on verifying geological, geotechnical and geohydrological models developed during the feasibility study until the Record of Decision (“ROD”) is received. Following receipt of the ROD, construction of infrastructure to allow the ramp-up of production activities will commence.

As at December 31, 2020, we have spent $221 million (including $22 million in the fourth quarter of 2020) on the Goldrush project, inclusive of the exploration declines (100% basis). The current capital estimate for the Goldrush project remains under review, subject to the completion of the final Goldrush feasibility study. The study documentation is now expected to be completed in the second quarter of 2021.

Permitting activities continued to advance largely on-track. However, we now expect the receipt of a positive ROD in the first quarter of 2022 (previously the fourth quarter of 2021). This updated schedule does not impact the current mineplan at this time.

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Management’s Discussion and Analysis

Mineral reserves at Goldrush are unchanged from 2019, and will be updated following the completion of the feasibility study currently underway. As of December 31, 2020, attributable mineral resources total 26 million tonnes at 6.57 g/t Au for 5.5 million ounces in the indicated category (inclusive of reserves), and 12 million tonnes at 6.2 g/t Au for 2.5 million ounces in the inferred category. Resource growth in 2020 is based on an optimized underground stoping design that anticipates increased use of bulk mining methods, allowing for greater mining flexibility and an associated reduction in cut-off grades. As such, the 2020 mineral resource base reflects higher tonnes and lower grades compared to 2019, as well as a reclassification of a portion of indicated resources to inferred based on a review of modeling parameters. The 2019 mineral resource base was 26 million tonnes at 7.80 g/t Au for 6.6 million ounces in the indicated category (inclusive of reserves), and 4.8 million tonnes at 7.6 g/t Au for 1.2 million ounces in the inferred category.

We have also increased our geological confidence in Fourmile, which currently sits outside of the Nevada Gold Mines joint venture. Fourmile has grown its total mineral resource year-over-year following an extensive exploration and MRM program, allowing us to now declare a portion in the indicated resource category. As of December 31, 2020, Fourmile’s indicated resource is 1.4 million tonnes at 10.22 g/t Au containing 0.47 million ounces, with an inferred resource of 6.6 million tonnes at 10.9 g/t Au containing 2.3 million ounces.

Turquoise Ridge Third Shaft, Nevada, USA11

Construction of the Third Shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget. We continue to expect commissioning in late 2022. Together with increased hoisting capacity, the Third Shaft is expected to provide additional ventilation for underground mining operations as well as shorter material haulage distances.

Construction activities continued in the fourth quarter of 2020, including the excavation and lining of the first loading pocket, ongoing shaft sinking activities as well as surface construction works focused on the permanent materials handling system. The excavation of the first loading pocket marks the first connection to the mine workings at 695 meters below collar. Shaft sinking has continued below the loading pocket and has now advanced to a depth of approximately 740 meters below the collar as of December 31, 2020.

As of December 31, 2020, we have spent $166 million (including $11 million in the fourth quarter of 2020) out of an estimated capital cost of approximately $300–$330 million (100% basis).

Pueblo Viejo Process Plant and Tailings Expansion, Dominican Republic12

Studies for the process plant and tailings expansion at the Pueblo Viejo mine remain supportive of an increase in throughput to 14 million tonnes per annum, allowing the operation to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis).

The process plant expansion flowsheet includes an additional primary crusher, coarse ore stockpile and ore reclaim delivering to a new single stage semi-autogenous (“SAG”) mill. A new flotation circuit will concentrate the bulk of the sulfide ore prior to oxidation. The concentrate will be blended with fresh milled ore to feed the modified autoclave circuit, which will have additional oxygen supplied from a new 3,000-tonnes-per-day facility. The existing autoclaves will be upgraded to increase the sulfur processing capacity of each autoclave through additional high-pressure cooling water and recycle flash capability using additional slurry pumping and thickening.

Engineering design of the process plant expansion continued to progress during the final quarter of 2020, with basic engineering now complete. Overall engineering of the process plant expansion is now 50% complete. Bulk steel fabrication contracts and the first major construction contract have been awarded. Procurement contracts and purchase orders are being placed in accordance with the schedule and costs are within budget.

Construction for the process plant expansion continued to ramp up during the fourth quarter of 2020 following approval of the Environmental Impact Assessment in the prior quarter. Bulk earthworks for the accommodation, primary crusher, stockpile, oxygen plant and flotation areas of the process plant expansion were completed. Field investigations focused on geotechnical and groundwater conditions, while engineering design is progressing according to plan for the infrastructure and waste stockpile extensions. Land acquisition has commenced for the freshwater pipeline relocation. We continue to expect completion of the process plant expansion by the end of 2022.

The social, environmental and technical studies for additional tailings capacity to support the expansion of the process plant continued to advance. The Dominican Republic government and relevant national authorities are actively supporting the project. The efforts are now focused on community relations and baseline environmental monitoring.

As of December 31, 2020, we have spent $91 million (including $64 million in the fourth quarter of 2020) out of an estimated capital cost of approximately $1,300 million (100% basis).

Bulyanhulu Re-Start Project and Feasibility Study

The Bulyanhulu underground ramp-up was on track in the fourth quarter of 2020, with production ahead of plan by 6% on the back of a successful stoping campaign. The production ramp-up is scheduled to continue through the first half of 2021 and reach annualized steady-state production by 2022.

The updated geological model for Reef 1 was successfully validated with a campaign feed test at the mill and an infill grade-control drill program. This model now forms the basis for the 2020 mineral resources and mineral reserves update. Further test work is currently underway to develop a geo-metallurgical model for optimization of the life-of-mine plan.

The feasibility study for the optimized mine plan at Bulyanhulu continues to progress and successfully define extensions to the underground mineral resource within the high-grade Deep West zone. Updated geotechnical numerical models were completed in the fourth quarter of 2020, which will be used in conjunction with planned metallurgical test work to define the optimal mining sequence for the feasibility study. Further geological re-modeling of Reef 2 mineralization is planned for the first quarter of 2021 to advance the work already completed. We continue to expect completion of the feasibility study in the second half of 2021.

Strong recoveries of low carbonaceous ore from the gravity and carbon-in-leach (“CIL”) flowsheet during plant commissioning has led management to consider a flowsheet change to produce more gold in doré by leaching before sulphide flotation. This would produce approximately 90% of gold on site in doré bullion, with a much smaller amount reporting to a flotation concentrate, which mostly contains copper. The forward leach (leaching before the flotation stage) would involve higher cyanide consumption from partial copper dissolution, but the economics of this potential processing route are encouraging. The current ore feed is amenable to this flowsheet change, but the other ore types may still require a “flotation before leach” approach to deal with more refractory (carbonaceous) material in those domains. The different process options require piping changes for each configuration, but with better understanding of the metallurgy, there may be other options on processing routes and ore campaigning. Trade-off studies to assess this benefit on recovery against the impact on planning and mining sequence will be completed, alongside additional drilling to define the different geometallurgical domains within the overall orebody. The ability to beneficiate more gold into doré and minimize gold content in the sulphide flotation concentrate would be a major improvement for Bulyanhulu as we optimize the mineplan.

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Management’s Discussion and Analysis

Zaldívar Chloride Leach Project, Chile

Zaldívar is jointly owned by Antofagasta and Barrick, and is operated by Antofagasta.

In December 2019, the Board of Compañía Minera Zaldívar approved the Chloride Leach Project. The capital cost of the project of $189 million (100% basis) consists of the cost of execution and commissioning. The project contemplates the construction of a chloride dosing system, an upgrade of the solvent extraction plant and the construction of additional washing ponds.

In the fourth quarter of 2020, the construction camp was completed and site construction work started. The excavation for foundations and initial concrete works were completed at the salt storage and brine preparation areas. The work at the solution extraction area focused on the excavation and initial concrete works for channels, washing ponds and decanters. Inside the solution extraction area, the first of four streams was stopped for modifications, which are progressing according to schedule.

Overall progress is at 42% completion. Project costs are trending in line with the approved budget and completion is expected in the first half of 2022.

Upon commissioning, the project is expected to increase copper recoveries by more than 10 percentage points through the addition of chlorides to the leach solution and with further potential upside in recoveries possible depending on the type of ore being processed. This process is based on a proprietary technology called CuproChlor® that was developed by Antofagasta at its Michilla operation, which had similar ore types to those that are processed at Zaldívar. Once completed and in full operation, the project is expected to increase production at Zaldívar by approximately 10 to 15 thousand tonnes per annum at lower operating costs over the remaining life of mine.

Veladero Power Transmission Project,

Chile-Argentina

In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero. Upon completion, the power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that will significantly reduce Veladero’s carbon footprint. This is expected to save 32 million liters of fuel per year and reduce CO2 emissions by 83,000 tonnes per year upon commissioning.

We are engaging various contractors with the aim to re-mobilize in the first quarter of 2021 following quarantine and movement restrictions in response to the Covid-19 pandemic in 2020, which delayed construction. We continue to expect completion of the Veladero power transmission project by the end of 2021.

EXPLORATION AND MINERAL

RESOURCE MANAGEMENT

The foundation of our exploration strategy starts with a deep organizational understanding that exploration is a value driver for the business and an investment – not a process. Our strategy has multiple elements that all need to be in balance to deliver on the Group’s business plan for growth and long-term sustainability.

Firstly, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Secondly, we seek to make new discoveries that add to Barrick’s Tier One1 portfolio. Thirdly, we seek to optimize the value of major undeveloped projects. Finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.

Our exploration approach is to first understand the geological framework and ore controls. We then design exploration programs around that understanding, instead of simply drilling for mineralized intervals. This has put us in good stead with robust results from multiple projects highlighted in the following section.

North America

Current exploration efforts are focused on finding extensions of Tier One1 deposits, many of which are in operation. Earlier stage exploration is targeting value creating discoveries and continues to open up new frontiers in Nevada, as well as around Hemlo. At the deposit scale, geological cross-sections were updated at all mines. Building on the sectional interpretation, models are being continuously upgraded with notable advances during the fourth quarter of 2020 at Turquoise Ridge, Leeville, Ren, Goldrush and Fourmile. Exploration and delineation activities are well aligned with the 2021 business and life of mine plans.

Carlin, Nevada, USA13, 14, 15, 16

North of Leeville, targeting is following up on high-grade mineralization along the Basin Bounding fault to realize the full potential of this emerging growth target and add this to the mine plan. Five holes of a seven-hole program initiated in the third quarter of 2020 were completed, with the last two holes in progress at the end of the year. Together with previous intercepts, results of 32.9 meters at 16.9 g/t Au and 12.3 meters at 18.3 g/t Au confirm significant potential in the footwall of the Basin Bounding fault near the intersection of the north and south margins of a buried stock. Results from two scout holes drilled along the eastern edge of the target area intersected thick intervals of variably altered favorable host rock, though ore grade mineralization was not identified. Closer to the mine, the search space has expanded westward by 30 to 100 meters as the location of major faults, including the Basin Bounding fault, are better constrained by the additional core holes. Taking advantage of this, drilling from underground continues to extend the Turf orebody to the north and west. Results from a fan of delineation holes at the northwest edge of the Turf resource highlight the growth potential and includes intercepts of 10.7 meters at 11.1 g/t Au and 12.2 meters at 10.6 g/t Au. Following strong results of 82 meters at 23.8 g/t Au in the prior quarter, the best intercept in the fourth quarter of 2020 was 12.7 meters at 17.3 g/t Au, which follows the footwall contact of an ore bounding dike highlighting the importance of this secondary control. Drilling to add resources and support reserve conversion continues from both surface and underground platforms.

Across Little Boulder Basin to the west, drilling along the Post-Gen fault, an important district-scale ore controlling structure transecting the north Carlin Trend, successfully followed up on mineralization recently intersected. A daughter hole was directionally drilled from a hole reported in the prior quarter and further delineates strong alteration along the down-plunge extension of the Deep Post orebody. Three kilometers along strike to the south, drilling following up on the interpreted feeder of the Tristar deposit, an active open pit mine, intersected multiple significant intercepts including 3.7 meters at 14.7 g/t Au and 2.9 meters at 17.1 g/t Au. These results are higher grade than adjacent results and additional follow-up is planned.

Cortez, Nevada, USA17

At Cortez Hills, drilling from underground platforms continues to test extensions, with a focus on targeting feeder zones below the mine. Drilling targeting a 160 meter down-dip offset of known mineralization along a potential feeder structure confirmed the presence of metasomatism and sulfidation. The drilling yielded two significant intervals, including 7.8 meters at 7.8 g/t Au, extending previous mineralization adjacent to the mine, and a second 8.7 meters at 4.8 g/t Au, supporting the interpretation of a feeder structure along the Hanson Fault. These results, along with those reported in the second quarter of 2020, are early stage but conceptually encouraging. Additional drill programs further testing the feeders and other ore controlling features are planned in the first quarter of 2021.

On the western side of the district, sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits as well as the intrusive-related mineralization at Robertson five kilometers to the north. The relationship between the deposits is unclear and understanding the geology and mineralization potential between them is a priority.

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Management’s Discussion and Analysis

Fourmile, Nevada, USA18

The Fourmile year-end resource has significantly increased from 2019 as highlighted in the Reserves and Resources section of this MD&A. Significant exploration upside remains, which we aim to convert to resources over time. This drilling will need to be from the surface with regards to defining orebody occurrences and evaluating the potential of the entire project area. All indications are that the evaluation of the orebodies themselves would best be done via underground drilling programs. Drilling activities have stopped given the winter season, and will resume in the first quarter of 2021. Exploration will then focus on establishing a geological framework well beyond the existing resource, where the character of mineralization appears to be changing again.

Turquoise Ridge, Nevada, USA

During the fourth quarter of 2020, work continued to refine the Turquoise Ridge underground geological model. Focus has been placed on upgrading the grade control model that encompasses the bulk of active headings to provide an improved foundation for mine design, planning, and reconciliation. These improvements will expand to the entire deposit with additional modeling milestones in the first and second quarters of 2021. At the district scale, sectional interpretation continues across the sparsely drilled corridor between the Turquoise Ridge and Twin Creeks operations, identifying targets in the process for future testing.

Hemlo, Canada

Land consolidation east of Hemlo has doubled the prospective search space across the camp following a property acquisition and the completion of two option agreements. Knowledge from the Hemlo orebody will be leveraged as exploration activities ramp up at the new properties.

At the Blackfly target west of the mine, all seven holes of a 2,000-meter surface drill program to follow up on results from trenching, intersected the same horizon that was mineralized in trenches. This highlights the potential to expand mineralization to the west.

Below the B Zone (also known as Main Zone), a recently completed hole, testing multiple concepts adjacent to the important Moose Lake porphyry intersected a 15- to 20-meter-thick zone of feldspar-molybdenite-pyrite-barite alteration that resembles the Main Zone. The intercept is in a sparsely tested area, hundreds of meters below the deepest development, opening up a large area down-plunge of the Main Zone for follow-up.

Latin America & Asia Pacific

Pueblo Viejo, Dominican Republic

A second phase of the 3D induced polarization (“IP”) geophysics survey was completed during the fourth quarter of 2020. A northwest trending resistivity and chargeability anomaly coincides with soil and rock chip sample anomalies. The anomalies are cut by projected late low angle structures, with a series of partially-tested and untested zones at relatively shallow depths. At least one of these anomalies will require further investigation, with drilling expected in 2021.

A state-of-the-art structural model was completed at Pueblo Viejo during the third quarter of 2020. The model was projected over the entire property, improving the understanding of mineralization controls in the district, and unlocking a new generation of brownfield targets. Follow-up mapping and sampling in one of those targets, Zambrana, has revealed significant mineralization in rock chips. Detailed mapping and soil sampling continue.

A drill permit for Target Area 1 in the Pueblo Grande Joint Venture was granted during November 2020. An initial exploration campaign of 2,500 meters commenced in late December 2020.

El Indio Belt, Argentina and Chile

At Pascua-Lama, a four-rig 5,400-meter geometallurgical drill campaign was initiated. The drilling is designed to test the geometallurgy assumptions of the previously completed update to the “data-driven” 3D geological model. The objective of this campaign is to test the link between the underlying deposit geology, impact to ore type definition, processing options, recovery and project valuation. At the Penelope deposit (a satellite of Lama), a smaller geometallurgical drill campaign resumed. This program aims to collect additional metallurgical data, with a specific focus on heap leach potential.

A new structural framework study completed for Del Carmen-Alturas in the third quarter of 2020 was a significant component of drill planning for 2021. Detailed mapping in Chibolita and Rojo Grande North is in progress, where drilling is scheduled to start in the first quarter of 2021.

Fieldwork commenced at Bañitos within the El Indio mine camp in Argentina. This target spans 16 km2, and 260 talus fines samples on a 200 meter by 200 meter grid have been collected (27% of planned samples). Detailed mapping is ongoing.

Veladero, Argentina

At the district level, fieldwork continued at two brownfield targets, slated for drill testing in the first quarter of 2021. Field review of the Veladero Sur target found evidence of potential for a porphyry Au-Cu system. Further work will be conducted during the current field season to validate the concept.

Work resumed in other targets in the district, such as Penelope, Lama East and Cerro Pelado. At Cerro Pelado, detailed mapping recognized steam-heated and advanced argillic alteration in an area previously not identified, opening up the target to the southeast. Drilling commenced in January 2021.

Porgera, Papua New Guinea

As discussed on page 60, Porgera has been placed on temporary care and maintenance and consequently, all exploration activities have ceased.

Lagunas Norte, Peru

In the Lagunas Norte district, a new 3D model was completed, using compilation and analysis of over 20 years of historic mapping. This included the construction of 21 east-west and three north-south traverse geological sections in the field, allowing for the verification of historical information and improvement of geological understanding. This upgraded geological model reveals a district scale preservation control to mineralization and identifies new targets. Follow-up mapping in Las Ruecas has identified potential for a porphyry gold-copper system at the Gabriela target.

Southern Peru

An airborne magnetic survey was successfully completed over the Tumaruma project. Preliminary data shows an area of low magnetic response related with the Tumaruma target that correlates with silica and advanced argillic alteration recognized during mapping, as well as a high magnetic anomaly in the southwest edge of the Austral target. Assays received from bulk leach extractable gold (“BLEG”) and rock chip sampling confirms the potential for an intrusive-related mineralized system.

Japan Gold Strategic Alliance, Japan

The first phase of stream sediment and rock chip sampling over the Kitami metallogenic province of Hokkaido was completed during the fourth quarter of 2020. Ground gravity surveys were completed over four projects of the Hokusatsu region in the Southern Kyushu epithermal gold province.

A total of 650 BLEG and 1,100 rock chip samples were collected during the fourth quarter of 2020. Samples were submitted for analysis and BLEG results for the Sanru, Aibetsu and Tenyru projects were received at quarter-end and are currently being reviewed.

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Management’s Discussion and Analysis

The initial regional assessment program of the projects within the Strategic Alliance included BLEG stream sediment sampling and rock float geochemical sampling. Geochemical sampling has been completed on 20 out of 30 Strategic Alliance projects throughout Japan. Sediment samples are being collected systematically across all project areas to define gold and pathfinder element anomalies associated with gold bearing epithermal vein systems. Once anomalous catchments are identified, further investigation is carried out upstream along the anomalous drainages to define the point of entry of precious metals.

Gravity data has been used to assist in understanding structural controls that are favorable to gold mineralization at both the regional and project levels. Additional processing of the gravity data will enhance fault detection and support targeting of more focused geophysical surveys, together with subsequent drilling. Gravity surveying has been completed on eight out of fifteen Strategic Alliance projects in Southern Kyushu.

As results of the geophysical and geochemical programs are received, we expect to identify new highly prospective areas in the major gold provinces of Japan.

One new project was added to the Strategic Alliance during the quarter, the Kowa Project adjoining the Mizobe-Onoyama Project in Southern Kyushu.

Reunion Gold Strategic Alliance, Guiana Shield

Auger sampling was completed on the Aremu project in Guyana, and results of the 2020 field program were under review at quarter-end.

A new project has been added to the Strategic Alliance, the NW Extension project in Suriname. The project is located 60 kilometers southwest of the capital of Paramaribo, and covers the continuation of the greenstone belt under sand cover. An airborne magnetic survey is planned for early 2021.

Africa & Middle East

Bambadji, Senegal19

At Bambadji, drilling resumed after the wet season hiatus with strong results returned from the follow-up program at Kabewest. In the central part of the target, diamond drilling confirmed the extension of the hydrothermal breccia system 150 meters down-dip returning 10.5 meters at 4.24 g/t Au and 3.0 meters at 13.26 g/t Au. Step-out reverse circulation (“RC”) drilling succeeded at extending the system 250 meters further to the northeast with a good intercept of 50 meters at 2.08 g/t Au hosted both in hydrothermal breccias and limestones. Currently, two northeast striking mineralized zones have been delineated, with a more continuous zone in the east that extends over 500 meters and remains open to the north. Drilling is underway to continue developing this promising target.

A six-fence RC program is underway at Dakota to test a broad auger anomaly in the Faleme volcanics. First holes intersected multiple potential mineralized zones hosted within an altered porphyritic diorite and volcaniclastics in an area coinciding with a chargeability anomaly defined from a gradient array induced polarization survey. Results are pending.

Diamond drilling is underway at Gefa in the south of the Bambadji permit to provide lithological and structural controls at the more than five-kilometer-long shear system previously defined through RC drilling. Once the five-hole program is complete and results are received, infill RC drilling will reduce drill spacing along the strongest parts of the system. At Latifa, drilling confirmed the continuity of the system over 800 meters to the north of the target but did not succeed in delineating any high-grade shoots. Auger drilling is planned to resume in the first quarter of 2021 to test the remaining prospective gaps of the Bambadji permit.

Loulo-Gounkoto, Mali20, 21

At Loulo, framework drilling continued at the Yalea Transfer Zone South Extension, 660 meters south of the 2019 block model and 160 meters down-plunge of the drill hole intercept reported in the third quarter of 2020 (43.8 meters at 5.35 g/t Au; true width of 21.8 meters). Initial observations confirm the extension of the system and suggests that thicker and higher-grade mineralization can be expected down-dip. At Yalea Shear South, framework drilling continues ahead of wide-spaced step-out holes planned for the second quarter of 2021 to test the potential for concealed shoots south of the Transfer Zone.

At Yalea Ridge North (“YRN”), final assay results were received for the remaining two of four scout holes and include 7.2 meters at 4.93 g/t Au, 3.3 meters at 4.33 g/t Au, 5.5 meters at 3.91 g/t Au, and 7.9 meters at 1.92 g/t Au. The presence of hematite altered cataclasite and quartz-hematite veining cutting the core axis support the original target model concept of east-northeast trending mineralized fracture zones. The overall program has also confirmed the presence of bedding parallel mineralized zones. The next step at YRN is to design several optimally oriented RC drill fences to cut the trend obliquely and confirm the potential for open pit upside.

At Yalea Ridge Main (“YRM”), the initial two greenfields scout holes intersected strong zones of visible gold. YRDH010 returned assays of: 5.0 meters at 18.09 g/t Au, 8.7 meters at 7.47 g/t Au, 3.9 meters at 12.30 g/t Au, and 4.7 meters at 6.66 g/t Au. As the first and northernmost holes drilled on a prospective 900-meter strike trend, the results are encouraging, as is the abundant visible gold. The drill hole also confirms upside potential to the north of the currently defined YRM area of interest, with additional drilling required. The higher-grade zones that were intersected appear to confirm the target model concept – with brittle structures generally at a right angle to the core axis. If the subsequent holes continue to confirm the target model concept, the next phase of drilling will be planned to optimally cut the host package stratigraphy at an acute angle and confirm open pit upside.

Drilling at DB1 has continued to be hampered by a combination of poor ground conditions and drill performance with four of six holes failing to reach the target depth. Of the holes that have been completed or partially completed, DB1RC029 returned assays of 2.00 meters at 9.15 g/t Au from 268.0 meters, although the drill hole was abandoned in the mineralized zone. DB1RC027 drilled up-dip on the section and returned assays of 5.0 meters at 2.66 g/t Au from 67.0 meters, highlighting good overall upside in the southern DB1 area. The plan in the first quarter of 2021 is to extend RC drill coverage to the north and south to define the strike extents and footprint of the system. Later in 2021, geological and resource models will be compiled followed by a preliminary pit optimization to assess economics.

Regional Exploration, Mali

In Mali South, integration of new field data with geophysics and geochemistry on the Diangoumerila and Mogoyafara permits highlighted prospective areas of structural complexity with suppressive regolith. These areas will be tested with auger programs in the first quarter of 2021 before initiating follow-up air core and RC drilling. Elsewhere, generative work continues in the Kenieba-Kedougou Inlier and in Mali South.

Tongon, Côte d’Ivoire22

The drill testing of targets continued with the aim of delivering potential satellite resources to extend Tongon’s mine life. On the Stabilo trend, eight kilometers north of the mill, three mineralized zones were identified by following up on saprolite anomalies defined through an auger drilling program. These zones, one located at Seydou North and two at Jubula, are between 200 and 400 meters of strike length and remain open. At Seydou North, results include 13.0 meters at 1.38 g/t Au, 4.0 meters at 5.90 g/t Au and 4.0 meters at 7.69 g/t Au. At Jubula, highlight intercepts include 12.0 meters at 2.28 g/t Au, 9.0 meters at 4.14 g/t Au and 7.0 meters at 1.19 g/t Au. Infill and step-out RC drilling is planned in the first quarter of 2021.

At Zulu West, located 21 kilometers from the processing plant, RC drilling did not succeed at replicating the mineralization down-dip. However, several shallow holes returned encouraging results. Large gaps along the structure, most notably a 600-meter section in the central part of the target with ancient artisanal workings will be tested in the first quarter of 2021.

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Management’s Discussion and Analysis

Regional Exploration, Côte d’Ivoire

Exploration at Boundiali in the fourth quarter of 2020 involved data review with some additional fieldwork to prepare for drilling. The key objective of this work was to better define the style and potential controls on higher-grade mineralization. Work included trenching to the south of the Sani target to confirm the extension of a high-grade shear. Results from this work are pending. At the centre of Sani, structural intersection lineations were interpreted between the main north-northeast trend and northeast cross-cutting structures. Trenching across this area yielded good results. Extension and step-out trenching was also undertaken at Caribou to define strike continuity and advance the target to drill stage. Results are pending. Meanwhile, detailed mapping at Kassere defined intersection lineation controls on high grades in the south of the prospect. Separately, the review of Fonondara will be conducted early in 2021. Drilling on priority targets at Boundiali is expected to continue through to mid-2021 to establish the potential for satellite resources to Tongon.

On the Sissedougou permit, two diamond holes tested Gbongogo North for an intrusive-related mineralized system similar to Gbongogo Main but with its preserved apex and potential mineralized carapace. Both holes intersected the targeted intrusive and although it is strongly albite and tourmaline altered, only weak grade is expected. Two scissor RC holes tested the Yere North intrusive target previously delineated by a trench. The holes confirmed the presence of granodiorite and a feldspar porphyry expected to be mineralized based on RC chip observations. Samples from the previous auger programs conducted at Kagon and ANV were submitted for multi-elements analysis to assist in delineating potential footprints of intrusive-related mineralization systems similar to Gbongogo Main. This data is expected to help prioritize follow-up programs to be conducted in the first quarter of 2021.

In southeast Côte d’Ivoire, the stream sediment sampling program to cover the Ketesso Shear is planned in early 2021.

Kibali and Ngayu Belt, Democratic Republic of Congo23,24

At KCD, results for the deep hole DDD603 (completed in the third quarter of 2020) were received. This hole was drilled to test the down-plunge continuity of the KCD system, 500 meters northeast of previous deep hole DDD602. DDD603 was designed to provide a geological framework and look for evidence of continuity of the mineralizing system. The hole successfully confirmed the presence of KCD alteration corresponding to the periphery of the 9000 lode and results were better than expected. Highlight intercepts include 5.9 meters at 1.37 g/t Au from 1,368.6 meters as well as 11.5 meters at 0.99 g/t Au from 1,397.5 meters, including

2.0 meters at 2.45 g/t Au.

A drill program was initiated at Tete Bakangwe in an area characterized by extensive alteration, favorable host rocks and a similar structural setting to KCD. The drill program will also test the Pakaka middle lens mineralization located below the Pakaka main mineralized system.

At Ikamva East, an RC program was completed, testing mineralization on the sheared upper and lower contacts of a folded banded iron formation (“BIF”). Overall, results support a discontinuous zone of mineralization related to the upper BIF contact, that pinches and swells down-plunge. The upper contact includes northeast trending plunging shoots of higher grade, averaging 15 to 25 meters wide. Highlight intercepts include hole IVRC0276 returning 28.0 meters at 4.17 g/t Au, including 4.0 meters at 5.96 g/t Au and 5.0 meters at 14.03 g/t Au. Full assessment of the potential is ongoing.

At Madungu, while results from the recently completed RC program returned only anomalous values, the drilling has shown an extensive alteration system, which coupled with favorable lithologies and structural complexity, demonstrates this area deserves follow-up.

At Ngayu, drilling was completed at Mokepa with four wide-spaced holes testing a sheared east-northeast trending BIF system over a two-kilometer strike length. Positive results returned for the two holes collared 600 meters apart in the central part of the system included 9.2 meters at 1.83 g/t Au in ADDD0001 as well as 18.4 meters at 2.64 g/t Au, including 11.9 meters at 3.04 g/t Au, in ADDD0002. Two additional holes seeking extensions returned only weak mineralization, indicating the system weakens or controlling structures are not oriented parallel to the lithologies (the BIF/ volcanic rocks contact).

North Mara, Bulyanhulu and Buzwagi, Tanzania

All historic drilling at the North Mara district has been logged and sampled for multi-element geochemistry. Results have identified prospective geology, alteration and pathfinder element enrichment beneath extensive phonolite cover to validate several new greenfields targets along the Gokona Trend, Mara Shear and associated cross structures. Of these, Conjunction and Shakta have progressed through target-scale fieldwork that includes mapping and soil sampling and are drill-ready for the first quarter of 2021. Scout drilling at Kofia was completed and showed a decrease in hydrothermal alteration intensity, changes to the host sequence with significantly less andesitic porphyry and wider intervals of mafic schist compared to Gokona, 800 meters to the east. Drilling intersected narrow zones of sub-economic mineralization and the exploration focus has now moved further along strike to new greenfields targets. Field teams are exploring five greenfields areas of interest at North Mara, while a review and deposit-scale geologic model update commences at Rama to identify near-mine upside opportunities in the first half of 2021.

At Bulyanhulu, field mapping has validated three priority greenfields targets located two kilometers northeast of Reef 2, with a combined prospective strike length of six kilometers. Folding of a thick ash tuff unit flanked by basalt and mafic rocks to the northeast and an intercalated sequence of gabbros and argillites to the southwest provides look-alike geologic settings to Reef 1 at the Pacha target and Reef 2 at the Ndovu/Madini targets, respectively. Widespread cover of alluvium and Mbuga lacustrine sediments has also preserved exploration potential. Going forward, geochemical sampling and scout drilling are being motivated to advance these targets in early 2021.

Jabal Sayid, Kingdom of Saudi Arabia

At Jabal Sayid, the drill program is on track to convert additional inferred resource into the life of mine plan. It continues to highlight extension opportunities at the known lodes and to outline new potential at greenfields targets.

Building on the exploration success in the third quarter of 2020, surface and underground drilling has recommenced at Lode 1. The drill targets include extensions to known mineralization as well as a conceptual feeder to the Lode 1 massive sulfide. Initial results from metallurgical studies have been received, highlighting economic copper recoveries with final results expected in the first quarter of 2021.

At Lode 4 East, the program is infill drilling a 125-meter strike extension to the high-grade Lode 4 feeder, in order to upgrade inferred ounces and bring them into the life of mine plan. Early indications for this zone support the development of new underground infrastructure. Underground drilling at Lodes 2 and 4 continues to extend mineralization and further develop the geological model.

Promising Volcanogenic Massive Sulfide (“VMS”)-style alteration and mineralization has been intersected in maiden drillholes at the South and East Gossan targets. Significant drill gaps have been identified along the target palaeosurface (chert) associated with the known lodes. A down-hole geophysical survey to ascertain conductive responses to mineralization at these targets has been planned for the first quarter of 2021.

Barrick Gold Corporation | Annual Report 2020	103

Management’s Discussion and Analysis

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)
	For the three months ended		For the years ended

	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Gold

000s oz sold[a]	1,186	1,249	4,879	5,467	4,544

000s oz produced[a]	1,206	1,155	4,760	5,465	4,527

Market price ($/oz)	1,874	1,909	1,770	1,393	1,268

Realized price ($/oz)[b]	1,871	1,926	1,778	1,396	1,270

Revenue	3,028	3,237	11,670	9,186	6,600

Copper

millions lbs sold[a]	108	116	457	355	382

millions lbs produced[a]	119	103	457	432	383

Market price ($/lb)	3.25	2.96	2.80	2.72	2.96

Realized price ($/lb)[b]	3.39	3.28	2.92	2.77	2.88

Revenue	195	219	697	393	512

Other sales	56	84	228	138	131

Total revenue	3,279	3,540	12,595	9,717	7,243

a.

Includes North Mara, Bulyanhulu and Buzwagi on a 84% basis starting January 1, 2020 (and on a 63.9% basis from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and on a 100% basis from October 1, 2019 to December 31, 2019), Pueblo Viejo on a 60% basis, South Arturo on a 36.9% basis from July 1, 2019 onwards as a result of the contribution to Nevada Gold Mines (and on a 60% basis from January 1, 2018 to June 30, 2019), and Veladero on a 50% basis, which reflects our equity share of production and sales. Commencing on January 1, 2019, the effective date of the Merger, also includes Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis, and Morila on a 40% basis until the second quarter of 2019. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards. Copper pounds include our equity share of Zaldívar and Jabal Sayid.

b.

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

Both 2020 gold and copper production of 4.8 million ounces and 457 million pounds, respectively, were within the guidance ranges of 4.6 to 5.0 million ounces and 440 to 500 million pounds, respectively.

Q4	2020 compared to Q3 2020

In the fourth quarter of 2020, gold revenues decreased by 6% compared to the third quarter of 2020 primarily due to a lower realized gold price4, combined with lower sales volume. The average market price for the three-month period ended December 31, 2020 was $1,874 per ounce versus $1,909 per ounce for the prior quarter. During the fourth quarter of 2020, the gold price ranged from $1,765 per ounce to $1,966 per ounce and closed the quarter at $1,888 per ounce. Gold prices in the quarter continued to be volatile as a result of impacts relating to the Covid-19 pandemic, including the progress of vaccine approvals and distribution, as well as the fiscal and monetary stimulus measures put in place by governments and central banks around the globe.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q4 2020 compared to Q3 2020

In the fourth quarter of 2020, attributable gold production was 51 thousand ounces higher than the prior quarter, primarily due to a strong performance from Pueblo Viejo, the ramp-up of mining operations at Bulyanhulu, ongoing improvement at Turquoise Ridge and an improved irrigation strategy at Veladero. Gold sales volume was lower than the prior quarter primarily due to the export of the remaining stockpiled concentrate in Tanzania occurring in the prior quarter.

Copper revenues in the fourth quarter of 2020 decreased by 11% compared to the prior quarter, primarily due to lower copper sales volume, partially offset by a higher realized copper price4. The average market price in the fourth quarter of 2020 was $3.25 per pound versus $2.96 per pound in the prior quarter. In both the fourth quarter of 2020 and the prior quarter, the realized copper price4 was higher than the market copper price as a result of the impact of positive provisional pricing adjustments recorded. During the fourth quarter of 2020, the copper price ranged from $2.84 per pound to $3.64 per pound and closed the quarter at $3.51 per pound. Copper prices in the fourth quarter of 2020 were positively influenced by economic optimism following the approval of Covid-19 vaccines, the potential for further fiscal and monetary stimulus measures, a weakening US dollar and low copper stockpiles.

Attributable copper production in the fourth quarter of 2020 increased by 16 million pounds compared to the prior quarter, primarily driven by higher production at Lumwana following completion of plant maintenance in the prior quarter. Copper sales were lower than the prior quarter, primarily due to the timing of shipments at Lumwana.

2020 compared to 2019

In 2020, gold revenues increased by 27% compared to the prior year, primarily due to the impact of recording a full year of production from Nevada Gold Mines, which was formed on July 1, 2019, and is consolidated and included in revenue at 100%. Excluding the impact of Nevada Gold Mines, gold revenues increased by 12% compared to the prior year resulting from a higher realized gold price4, partially offset by lower sales volume. The average market gold price for 2020 was $1,770 per ounce versus $1,393 per ounce in the prior year.

In 2020, attributable gold production was 4,760 thousand ounces, or 705 thousand ounces lower than the prior year. Excluding the impact of the formation of Nevada Gold Mines, gold production for the year decreased by 1,091 thousand ounces or 22%, mainly due to lower grades mined and processed at Cortez as mining from CHOP was completed in the second quarter of 2019, Porgera entering care and maintenance on April 25, 2020, and the sale of our 50% interest in Kalgoorlie on November 28, 2019. Gold production was further impacted by the exclusion of Golden Sunlight and Morila after the second quarter of 2019 and Lagunas

104	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Norte after the third quarter of 2019 from our production calculation upon entering care and maintenance, as well as the impact of the Covid-19 pandemic at Veladero, where movement and social distancing restrictions slowed the remobilization of employees and contractors back to site after quarantine restrictions were lifted in April 2020. Gold sales were higher than gold production in 2020 following the re-commencement of exports of concentrate stockpiled in Tanzania, which was completed in the third quarter of 2020.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Year ended December 31, 2020

Copper revenues for 2020 were up 77% compared to the prior year due to higher copper sales volume and a higher realized copper price4. In both 2020 and 2019, the realized copper price4 was higher than the market copper price as a result of positive provisional pricing adjustments to copper sales that were subject to finalization in 2020.

Attributable copper production for 2020 was 25 million pounds higher than the prior year, mainly due to Lumwana, as production in the prior year was impacted by repeated tears to the main crusher conveyor and the subsequent use of lower grade stockpile material to supplement mill feed.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended

	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Gold

Direct mining costs[a]	1,069	1,151	4,421	4,274	3,130

Depreciation	495	508	1,975	1,902	1,253

Royalty expense	107	103	410	308	196

Community relations	10	6	26	30	42

Cost of sales	1,681	1,768	6,832	6,514	4,621

Cost of sales ($/oz)[b]	1,065	1,065	1,056	1,005	892

Total cash costs ($/oz)[c]	692	696	699	671	588

All-in sustaining costs ($/oz)[c]	929	966	967	894	806

Copper

Direct mining costs	68	76	292	224	344

Depreciation	41	61	208	100	170

Royalty expense	16	16	54	34	39

Community relations	0	1	2	3	5

Cost of sales	125	154	556	361	558

Cost of sales ($/lb)[b]	2.06	1.97	2.02	2.14	2.40

C1 cash costs ($/lb)[c]	1.61	1.45	1.54	1.69	1.97

All-in sustaining costs ($/lb)[c]	2.42	2.31	2.23	2.52	2.82

a.	Includes mining and processing costs.
b.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); and 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2018 to June 30, 2019), divided by attributable gold ounces. Commencing January 1, 2019, the effective date of the Merger, the non-controlling interest of 20% Loulo-Gounkoto and 10.3% Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019) is included. Cost of sales applicable to gold per ounce also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

c.

Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

Barrick Gold Corporation | Annual Report 2020	105

Management’s Discussion and Analysis

Q4 2020 compared to Q3 2020

In the fourth quarter of 2020, cost of sales applicable to gold was 5% lower compared to the third quarter of 2020 as a result of lower sales volume. Our 45% interest in Kibali and 40% interest in Morila are equity accounted for and we therefore do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold5, after including our proportionate share of cost of sales at our equity method investees, and total cash costs4 were in line with and 1% lower, respectively, than the prior quarter, primarily due to a higher proportion of lower-cost stockpiled ore in the feed mix at Carlin, largely offset by lower grades at Loulo-Gounkoto and North Mara.

In the fourth quarter of 2020, gold all-in sustaining costs4 decreased by 4% on a per ounce basis compared to the prior quarter primarily due to lower minesite sustaining capital expenditures, combined with slightly lower total cash costs per ounce4.

In the fourth quarter of 2020, cost of sales applicable to copper was 19% lower than the prior quarter primarily due to lower copper sales volume as a result of the timing of shipments at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and we therefore do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper5 and C1 cash costs4, after including our proportionate share of cost of sales at our equity method investees, increased by 5% and 11%, respectively, compared to the prior quarter primarily due to additional costs recognized in relation to the settlement of labor contract negotiations at Zaldívar.

In the fourth quarter of 2020, copper all-in sustaining costs4, which have been adjusted to include our proportionate share of equity method investees, were 5% higher per pound than the prior quarter primarily reflecting higher C1 cash costs4, partially offset by lower minesite sustaining capital expenditures.

2020 compared to 2019

In 2020, cost of sales applicable to gold was 5% higher than the prior year primarily due to the impact of a full year of operation at Nevada Gold Mines, which was formed on July 1, 2019, and is consolidated and included in cost of sales at 100%. Excluding the impact of Nevada Gold Mines, cost of sales applicable to gold was 9% lower compared to the prior year, mainly due to decreased sales volume. On a per ounce basis, cost of sales applicable to gold5, after including our proportionate share of cost of sales at our equity method investees, and total cash costs per ounce4 were 5% and 4% higher, respectively, than the prior year, primarily due to the lower average grade processed at Cortez and the sales mix changes upon the formation of Nevada Gold Mines, which has resulted in a higher proportion of gold sourced from lower-grade open pits.

In 2020, gold all-in sustaining costs per ounce4 increased by 8% compared to the prior year primarily due to higher total cash costs per ounce4, combined with higher minesite sustaining capital expenditures.

In 2020, cost of sales applicable to copper was 54% higher than the prior year, primarily due to higher sales volumes at Lumwana, as sales in the prior year were negatively impacted by a major refurbishment at one of the third-party smelters that processes a portion of Lumwana’s concentrate. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper5 and C1 cash costs4, after including our proportionate share of cost of sales at our equity method investees, decreased by 6% and 9%, respectively, compared to the prior year, primarily due to the improved feed grade, decreased mining costs as well as lower general and administrative expenses, and lower concentrate marketing costs at Lumwana.

Copper all-in sustaining costs per pound4 were 12% lower than the prior year primarily reflecting the lower total C1 cash costs per pound4, combined with lower minesite sustaining capital expenditures on a per pound basis.

2020 compared to Guidance

2020 cost of sales applicable to gold5 was $1,056 per ounce, slightly higher than our guidance range of $980 to $1,030 per ounce, mainly due to higher royalty expense resulting from the impact of a higher realized gold price4 and higher depreciation expense following an impairment reversal recorded in the first quarter of 2020.

Gold total cash costs4 and all-in sustaining costs4 for 2020 were $699 and $967 per ounce, respectively, both within the guidance ranges of $650 to $700 and $920 to $970 per ounce, respectively. These per ounce costs would have been at the lower end of the guidance range after adjusting for the impact of the higher realized gold price4 on royalty expense as 2020 guidance was based on a gold price assumption of $1,350 per ounce.

2020 cost of sales applicable to copper5 was $2.02 per pound, below our guidance range of $2.10 to $2.40 per pound, mainly due to lower depreciation. C1 cash costs4 were $1.54 per pound, at the lower end of our guidance range of $1.50 to $1.80 per pound.

2020 copper all-in sustaining costs4 were $2.23 per pound, at the lower end of our guidance range of $2.20 to $2.50 per pound.

Capital Expendituresa

($ millions)	For the three months ended		For the years ended

	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Minesite sustaining[b]	354	415	1,559	1,320	968

Project capital expenditures[c]	184	126	471	370	425

Capitalized interest	8	7	24	11	7

Total consolidated capital expenditures	546	548	2,054	1,701	1,400

Attributable capital expenditures[d]	445	436	1,651	1,512	1,363

2020 Attributable capital expenditures guidance[d]			$1,600 to $1,900

a.	These amounts are presented on a 100% cash basis, except for attributable capital expenditures.
b.	Includes both minesite sustaining and mine development.
c.

Project capital expenditures (on an accrued basis until December 31, 2018, and on a cash basis thereafter) are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

d.

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo, 60% share of South Arturo (36.9% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines), our 84% share of North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (63.9% share from January 1, 2018 until September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience, and our 100% share from October 1, 2019 to December 31, 2019) and our 50% share of Zaldívar and Jabal Sayid. Commencing January 1, 2019, the effective date of the Merger, also includes our 80% share of Loulo-Gounkoto, 89.7% share of Tongon, 45% share of Kibali and 40% share of Morila until the second quarter of 2019. Starting July 1, 2019, it also includes our 61.5% share of Nevada Gold Mines.

106	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Q4 2020 compared to Q3 2020

In the fourth quarter of 2020, total consolidated capital expenditures on a cash basis remained consistent with the third quarter of 2020, mainly due to a decrease in minesite sustaining capital expenditures, offset by higher project capital expenditures. Minesite sustaining capital expenditures decreased by 15% compared to the prior quarter, primarily due to Loulo-Gounkoto and was driven by lower capitalized stripping at the Gounkoto open pit and a decrease in capital development at Loulo. This was combined with a decrease at Cortez as a result of fewer haul truck component replacements, the ramp-down of the Crossroads dewatering project until the next stages are reviewed and approved, and a reduction in capitalized stripping as the mine transitions out from a mostly stripping phase at Crossroads Phase 4. Project capital expenditures increased by 46% primarily due to the plant and tailings expansion project at Pueblo Viejo and the restart of underground mining and processing operations at Bulyanhulu.

2020 compared to 2019

In 2020, total consolidated capital expenditures on a cash basis increased by 21% compared to the prior year, primarily due to the impact of the sites acquired as part of the formation of Nevada Gold Mines on July 1, 2019, which is consolidated and included at 100%. Excluding the impact of the formation of Nevada Gold Mines, capital expenditures increased by 14%, mainly due to higher minesite sustaining capital expenditures as a result of increased capitalized stripping at Loulo-Gounkoto and our investment in the tailings storage facility and other water management initiatives at North Mara. This was combined with higher project capital expenditures related to the plant and tailings expansion project at Pueblo Viejo and the restart of underground mining and processing operations at Bulyanhulu.

2020 compared to Guidance

Attributable capital expenditures for 2020 of $1,651 were at the lower end of the guidance range of $1,600 to $1,900 million with lower minesite sustaining capital expenditures offset by higher project capital expenditures. Certain minesite sustaining capital expenditures previously expected to be incurred in 2020 were deferred until 2021 due to the impact of the Covid-19 pandemic.

General and Administrative Expenses

($ millions)	For the three months ended		For the years ended

	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Corporate administration[a]	32	22	118	148	212

Share-based compensation[b]	(8)	28	67	37	27

Tanzania[c]	0	0	0	27	26

General & administrative expenses	24	50	185	212	265

2020 General & administrative expenses guidance			~$170

a.

For the three months and year ended December 31, 2020, corporate administration costs include approximately $nil and $nil, respectively, of severance costs (September 30, 2020: $nil; 2019 $18 million; 2018: $63 million).

b.	Based on US$22.78 share price as at December 31, 2020 (September 30, 2020: US$28.11; 2019: US$18.59; 2018: $13.54) and excludes share-based compensation relating to Tanzania.
c.	Formerly known as Acacia Mining plc.

Q4 2020 compared to Q3 2020

In the fourth quarter of 2020, general and administrative expenses decreased by $26 million compared to the third quarter of 2020 primarily due to lower share-based compensation. The remeasurement of our share-based compensation liability during the current quarter resulted in a gain due to the decrease in our share price from the prior quarter.

2020 compared to 2019

General and administrative expenses decreased by $27 million compared to the prior year due to lower corporate administration expenses attributed to business simplification, improved contract management as well as lower travel and office costs as a result of the Covid-19 pandemic. This was combined with lower expenses related to our Tanzania assets following the closure of Acacia Mining Plc’s London and Johannesburg offices near the end of the third quarter of 2019. This was partially offset by higher share-based compensation expense as a result of our higher share price.

2020 compared to Guidance

General and administrative expenses were slightly higher than guidance of ~$170 million. Corporate administration expenses of $118 million were below guidance of ~$130 million, highlighting the continued benefit of our cost reduction activities, while share-based compensation expense of $67 million was higher than guidance of ~$40 million, resulting from the increase in our share price.

Exploration, Evaluation and Project Costs

($ millions)	For the three months ended		For the years ended

	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Global exploration and evaluation	31	34	143	143	121

Project costs:

Pascua-Lama	11	8	37	49	77

Other	10	8	27	20	36

Corporate development	0	3	9	51	60

Business improvement and innovation	0	0	0	10	44

Global exploration and evaluation and project expense	52	53	216	273	338

Minesite exploration and evaluation	22	19	79	69	45

Total exploration, evaluation and project expenses	74	72	295	342	383

2020 total E&E and project expenses guidance			$280 to $320

Barrick Gold Corporation | Annual Report 2020	107

Management’s Discussion and Analysis

Q4 2020 compared to Q3 2020

Exploration, evaluation and project expenses for the fourth quarter of 2020 were in line with the prior quarter.

2020 compared to 2019

Exploration, evaluation and project costs for 2020 decreased by $47 million compared to the prior year, primarily due to lower corporate development costs as the prior year included transaction costs related to the formation of Nevada Gold Mines and the Acacia transaction. This was combined with lower business improvement and innovation costs incurred at the corporate level and lower Pascua-Lama project costs, partially offset by higher minesite exploration and evaluation expenses.

2020 compared to Guidance

Exploration, evaluation and project expenses for 2020 of $295 million were below the midpoint of the guidance range of $280 to $320 million.

Finance Costs, Net

($ millions)	For the three months ended		For the years ended

	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Interest expense[a]	82	88	342	435	452

Accretion	8	9	41	75	87

Loss on debt extinguishment	0	0	15	3	29

Interest capitalized	(8)	(7)	(24)	(14)	(9)

Other finance costs	4	(3)	1	1	1

Finance income	(6)	(6)	(28)	(31)	(15)

Finance costs, net	80	81	347	469	545

2020 finance costs, net guidance			$400 to $450

a.

For the three months and year ended December 31, 2020, interest expense includes approximately $9 million and $34 million, respectively, of non-cash interest expense relating to the gold and silver streaming agreements with Wheaton and Royal Gold, Inc. (September 30, 2020: $8 million; 2019: $103 million; 2018: $98 million).

Q4 2020 compared to Q3 2020

In the fourth quarter of 2020, finance costs, net were in line with the prior quarter.

2020 compared to 2019

In 2020, finance costs, net were 26% lower than the prior year, primarily due to a decrease in interest expense attributed to the absence of non-cash interest expense on the silver streaming agreement at Pascua-Lama, following the de-recognition of the deferred revenue liability at the end of the fourth quarter of 2019. This was combined with lower accretion expense resulting from a decrease in interest rates and was partially offset by a loss on debt extinguishment relating to the make-whole repurchase in January 2020 of the remaining $337 million of principal on our 3.85% notes due 2022.

2020 compared to Guidance

Finance costs, net for 2020 of $347 million were below the guidance range of $400 to $450 million, mainly due to lower accretion expense resulting from a decrease in interest rates and higher interest capitalized.

Additional Significant Statement of Income Items

($ millions)	For the three months ended		For the years ended

	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Impairment charges (reversals)	40	4	(269)	(1,423)	900

Loss on currency translation	16	16	50	109	136

Other expense (income)	(138)	(78)	(178)	(3,100)	(90)

Impairment Charges (Reversals)

($ millions)	For the three months ended		For the years ended

	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18
	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)

Asset impairments (reversals)

Tanzania	20	0	(91)	0	0

Nevada Gold Mines	6	0	6	48	11

Pueblo Viejo	0	1	2	(277)	0

Pascua-Lama	0	0	0	296	(7)

Lumwana	0	0	0	(663)	0

Lagunas Norte	0	0	0	12	405

Veladero	0	0	0	2	160

Equity method investments	0	0	0	0	30

Acacia exploration sites	0	0	0	0	17

Other	0	1	15	14	29

Total asset impairment charges (reversals)	26	2	(68)	(568)	645

Goodwill Veladero	0	0	0	0	154

Total goodwill impairment charges	0	0	0	0	154

Tax effects and NCI	14	2	(201)	(855)	101

Total impairment charges (reversals)	40	4	(269)	(1,423)	900

108	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Impairment Charges (Reversals)

Q4 2020 compared to Q3 2020

In the fourth quarter of 2020, net impairment charges were $26 million (net of tax and non-controlling interests) compared to $2 million (net of tax and non-controlling interests) in the prior quarter. The net impairment charge in the fourth quarter of 2020 mainly relates to a $20 million (net of tax and non-controlling interests) impairment at Tanzania. We recorded no significant impairment charges or reversals in the prior quarter.

2020 compared to 2019

In 2020, we recognized $68 million (net of tax and non-controlling interests) of net impairment reversals for non-current assets. This was mainly due to a net impairment reversal at Tanzania of $91 million net of tax ($304 million pre-tax and non-controlling interest) resulting from the agreement with the GoT being made effective in the first quarter of 2020. This compares to net impairment reversals of $568 million (net of tax and non-controlling interests) in 2019 mainly due to a net impairment reversal at Lumwana as a result of performance improvements reflected in the life of mine plan, and an increase in the long-term copper price assumption, as well as at Pueblo Viejo reflecting progress on the process plant expansion and additional tailings facility in conjunction with the increase in the long-term gold price assumption, partially offset by an impairment charge at Pascua-Lama as we concluded that we do not have a plan that meets our investment criteria under our current assumptions.

Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Loss on Currency Translation

Q4 2020 compared to Q3 2020

Loss on currency translation in the fourth quarter of 2020 was in line with the prior quarter. In the current quarter, the losses mainly relate to unrealized foreign currency translation losses from the depreciation of the Argentine peso. In the prior quarter, the losses related to unrealized foreign currency translation losses result from the depreciation of the Zambian kwacha. Fluctuations in these currencies versus the US dollar revalue our peso and kwacha denominated value-added tax receivable balances.

2020 compared to 2019

Loss on currency translation for 2020 was $50 million compared to $109 million in the prior year. The losses in both years relate to unrealized foreign currency losses from the Argentine peso and the Zambian kwacha. Fluctuations in these currencies versus the US dollar revalue our peso and kwacha denominated value-added tax receivable balances. The Argentine peso and Zambian kwacha each weakened against the US dollar due in part to high inflation and economic uncertainty in both countries.

Other Expense (Income)

Q4 2020 compared to Q3 2020

In the fourth quarter of 2020, other income was $138 million compared to $78 million in the prior quarter. Other income in the fourth quarter of 2020 mainly relates to a gain on the sale of Eskay Creek of $59 million, a gain on the sale of Morila of $27 million, and a gain on the sale of Bullfrog of $22 million. Refer to note 4 to the Financial Statements for more information. In the third quarter of 2020, other income primarily related to a gain of $104 million on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton.

2020 compared to 2019

Other income was $178 million in 2020 compared to $3,100 million in the prior year. In 2020, we recognized gains of $180 million, mainly relating to a gain on the sale of Eskay Creek of $59 million, a gain on the sale of Massawa of $54 million, a gain on the sale of Morila of $27 million, and a gain on the sale of Bullfrog of $22 million. Refer to note 4 to the Financial Statements for more information. This was combined with a gain of $104 million on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton. This was partially offset by care and maintenance expenses at Porgera of $51 million and donations made to our host communities relating to the Covid-19 pandemic. In 2019, other income mainly relates to a gain of $1,886 million from the remeasurement of Barrick’s 75% interest in Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines, and a $628 million gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton. This was further impacted by a gain of $408 million resulting from the sale of our 50% interest in Kalgoorlie, and a gain of $216 million on a settlement of customs duty and indirect taxes at Lumwana.

For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $1,332 million in 2020. The unadjusted effective income tax rate for 2020 was 27% of the income before income taxes.

The underlying effective income tax rate on ordinary income for 2020 was 27% after adjusting for the gain on sale of long-lived assets; the impact of the framework agreement for the resolution of all outstanding disputes with the GoT; the impact of impairment charges/reversals; the impact of the transfer of a free carried shareholding of 16% in each of the Tanzania mines to the GoT; the impact of foreign currency translation losses on deferred tax balances; the impact of the recognition and de-recognition of deferred tax assets; the impact of non-deductible foreign exchange losses; the impact of a reduced corporate tax rate in Argentina on deferred tax balances; the impact of Covid-19 donations; the impact of the Porgera mine being placed on care and maintenance; the impact of the remeasurement of our residual cash liability on the silver sale agreement with Wheaton; and the impact of other expense adjustments.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

Barrick Gold Corporation | Annual Report 2020	109

Management’s Discussion and Analysis

RECONCILIATION TO CANADIAN STATUTORY RATE

For the years ended	12/31/20	12/31/19

At 26.5% statutory rate	1,311	1,684

Increase (decrease) due to:

Allowances and special tax deductions[a]	(151)	(129)

Impact of foreign tax rates[b]	(32)	(264)

Expenses not tax deductible	154	78

Impairment charges not recognized in deferred tax assets	0	45

Net currency translation (gains) losses on deferred tax balances	(19)	43

Tax impact from pass-through entities and equity accounted investments	(309)	(140)

Current year tax (gains) losses not recognized	(9)	8

Sale of 50% interest in Kalgoorlie	0	12

Recognition and de-recognition of deferred tax assets	(61)	4

Adjustments in respect of prior years	(53)	(13)

Increase to income tax related contingent liabilities	42	21

Impact of tax rate changes	1	(35)

Withholding taxes	100	54

Mining taxes	383	412

Tax impact of amounts recognized within accumulated OCI	(21)	0

Other items	(4)	3

Income tax expense	1,332	1,783

a.	We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
b.	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2020 and 2019 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. This is required in countries where tax is paid in local currency and accounts are prepared in local GAAP. The most significant balances are Argentine and Malian net deferred tax liabilities. In 2020 and 2019, a tax recovery of $19 million and tax expense of $75 million, respectively, arose from translation losses and gains on tax balances due to the weakening of the Argentine peso and strengthening of the West African CFA franc, against the US dollar. These net translation gains (losses) are included within deferred income tax recovery (expense).

Withholding Taxes

In 2020, we have recorded $87 million of dividend withholding taxes related to the distributed earnings of our subsidiaries in Côte d’Ivoire, Tanzania and the United States.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12. Nevada Gold Mines is also subject to Net Proceeds of Minerals tax in Nevada, which is included on a consolidated basis in the Company’s consolidated statements of income.

Tanzania

On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Refer to note 21 to the Financial Statements for further information.

A current tax expense and deferred tax recovery of $20 million and $43 million, respectively, was recorded in 2020, largely to reflect the terms of the framework agreement with the GoT. Additionally, a $40 million deferred tax recovery was recorded due to the recognition of deferred tax assets at Buzwagi.

110	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

SUMMARY BALANCE SHEET AND KEY FINANCIAL RATIOS

($ millions, except ratios and share amounts)

As at December 31	2020	2019	2018

Total cash and equivalents	5,188	3,314	1,571

Current assets	2,955	3,573	2,407

Non-current assets	38,363	37,505	18,653

Total Assets	46,506	44,392	22,631

Current liabilities excluding short-term debt	2,200	2,001	1,625

Non-current liabilities excluding long-term debt[a]	7,441	7,028	5,883

Debt (current and long-term)	5,155	5,536	5,738

Total Liabilities	14,796	14,565	13,246

Total shareholders’ equity	23,341	21,432	7,593

Non-controlling interests	8,369	8,395	1,792

Total Equity	31,710	29,827	9,385

Total common shares outstanding (millions of shares)[b]	1,778	1,778	1,168

Key Financial Ratios:

Current ratio[c]	3.67:1	2.90:1	2.38:1

Debt-to-equity[d]	0.16:1	0.19:1	0.61:1

a.	Non-current financial liabilities as at December 31, 2020 were $5,486 million (2019: $5,559 million; 2018: $6,201 million).
b.	Total common shares outstanding does not include 0.1 million stock options.
c.

Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2020, December 31, 2019 and December 31, 2018.

d.	Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2020, December 31, 2019, and December 31, 2018.

Balance Sheet Review

Total assets were $46.5 billion at December 31, 2020, approximately $2.1 billion higher than at December 31, 2019, primarily reflecting the strong cash flow from operating activities and the non-current asset impairment reversal of $709 million of our Tanzanian assets resulting from the agreement with the GoT being signed and made effective in the first quarter of 2020.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growth through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivables, other government transaction and joint venture related receivables, and cash and equivalents.

Total liabilities at December 31, 2020 were $14.8 billion, slightly higher than total liabilities at December 31, 2019. Our liabilities are primarily comprised of debt, other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders’ Equity

February 9, 2021	Number of shares

Common shares	1,778,189,894

Stock options	50,000

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments and dividends. To date, we have not experienced significant negative impacts to liquidity as a result of the Covid-19 pandemic. During 2020, our cash balance benefited from strong cash flow from operating activities and cash now exceeds debt, such that we are in a net cash positive position as at December 31, 2020.

Total cash and cash equivalents as at December 31, 2020 were $5.2 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at Nevada Gold Mines) and shareholders’ equity. As at December 31, 2020, our total debt was $5.2 billion (debt net of cash and equivalents was $(33.0) million) and our debt-to-equity ratio was 0.16:1. This compares to debt as at December 31, 2019 of $5.5 billion (debt, net of cash and cash equivalents was $2.2 billion), and a debt-to-equity ratio of 0.19:1.

In 2021, we have capital commitments of $215 million and expect to incur attributable sustaining and project capital expenditures of approximately $1,800 to $2,100 million in 2021 based on our guidance range on page 63. In 2021, we have $308 million in interest payments and other amounts as detailed in the table on page 113. In addition, we have contractual obligations and commitments of $554 million in purchase obligations for supplies and consumables. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

We have announced a proposal for a return of capital distribution for shareholder approval at the Annual and Special Meeting on May 4, 2021. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates. It is proposed that the total distribution of approximately $750 million will be effected in three equal tranches to shareholders of record on dates to be determined in May, August and November 2021.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public

Barrick Gold Corporation | Annual Report 2020	111

Management’s Discussion and Analysis

markets or to private investors; and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). Both Moody’s and S&P rate Barrick’s outstanding long-term debt as investment grade. In October 2020, Moody’s upgraded Barrick’s credit rating from Baa2 to Baa1 and in the second quarter of 2020, S&P confirmed Barrick’s BBB rating and revised their outlook on Barrick’s credit rating to Positive from Stable. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.00:1 as at December 31, 2020 (0.07:1 as at December 31, 2019).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended		For the years ended

	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Net cash provided by operating activities	1,638	1,859	5,417	2,833	1,765

Investing activities

Capital expenditures	(546)	(548)	(2,054)	(1,701)	(1,400)

Investment sales	12	2	220	0	0

Cash acquired in Merger	0	0	0	751	0

Divestitures	27	0	283	750	0

Dividends received from equity method investments	49	38	141	217	0

Other	53	54	124	33	(94)

Total investing inflows

(outflows)	(405)	(454)	(1,286)	50	(1,494)

Financing activities

Net change in debt[a]	(8)	(8)	(379)	(309)	(687)

Dividends[b]	(160)	(141)	(547)	(548)	(125)

Net disbursements to non-controlling interests	(664)	(259)	(1,356)	(281)	(84)

Other	43	0	28	(1)	(29)

Total financing inflows (outflows)	(789)	(408)	(2,254)	(1,139)	(925)

Effect of exchange rate	0	4	(3)	(1)	(9)

Increase (decrease) in cash and equivalents	444	1,001	1,874	1,743	(663)

a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.

For the three months and year ended December 31, 2020, we declared and paid dividends per share in US dollars totaling $0.09 and $0.31, respectively (September 30, 2020: declared and paid $0.08; 2019: declared $0.13 and paid $0.20, and also paid $2.69 per share to Randgold shareholders; 2018: declared $0.19 and paid $0.12).

Q4 2020 compared to Q3 2020

In the fourth quarter of 2020, we generated $1,638 million in operating cash flow, compared to $1,859 million in the prior quarter. The decrease of $221 million was primarily due to an increase in interest paid as a result of the timing of payments on our long-term debt (generally paid semi-annually). This was combined with the lower realized gold price4 and a decrease in gold and copper sales volumes.

Cash outflows from investing activities in the fourth quarter of 2020 were $405 million, compared to $454 million in the prior quarter. The decreased outflow was primarily due to the offsetting nature of proceeds from the Morila disposition and an increase in dividends from our equity method investments.

Net financing cash outflows for the fourth quarter of 2020 amounted to $789 million, compared to $408 million in the prior quarter. The increase of $381 million is primarily due to an increase in disbursements to non-controlling interests.

2020 compared to 2019

In 2020, we generated $5,417 million in operating cash flow, compared to $2,833 million in the prior year. The increase of $2,584 million was primarily due to a higher realized gold price4, partially offset by higher gold cost of sales per ounce5 and lower gold sales volumes.

Cash outflows from investing activities for 2020 were $1,286 million compared to an inflow of $50 million in the prior year. The change of $1,336 million was primarily due to the difference in current year cash proceeds of $283 million from the sale of Massawa as well as net investment sales of $220 million mainly from the sale of shares in Shandong Gold, compared to the cash acquired as a result of the Merger of $751 million and total cash consideration received of $750 million relating to the sale of our 50% interest in Kalgoorlie in the prior year. This was further impacted by higher capital expenditures, mainly as a result of the formation of Nevada Gold Mines on July 1, 2019.

Net financing cash outflows for 2020 amounted to $2,254 million, compared to $1,139 million in the prior year. The higher outflows are primarily due to an increase in disbursements to non-controlling interests.

112	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Summary of Financial Instrumentsa

As at December 31, 2020

Financial Instrument	Principal/Notional Amount	Associated Risks
🌑 Interest rate

Cash and equivalents	$5,188 million	🌑 Credit

🌑 Credit

Accounts receivable	$558 million	🌑 Market

🌑 Market

Other investments	$428 million	🌑 Liquidity

Accounts payable	$1,458 million	🌑 Liquidity

Debt	$5,181 million	🌑 Interest rate

Restricted share units	$39 million	🌑 Market

Deferred share units	$13 million	🌑 Market

a.	Refer to notes 25, 26 and 28 to the Financial Statements for more information regarding financial instruments, fair value measurements and financial risk management, respectively.

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 36 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at December 31, 2020
	2021	2022	2023	2024	2025	2026 and thereafter	Total

Debt[a]

Repayment of principal	7	0	0	0	12	5,097	5,116

Capital leases	13	10	6	4	4	28	65

Interest	308	307	307	306	306	4,141	5,675

Provisions for environmental rehabilitation[b]	236	176	144	160	163	2,030	2,909

Restricted share units	25	12	2	0	0	0	39

Pension benefits and other post-retirement benefits	5	4	4	4	4	37	58

Minimum royalty payments[c]	15	1	1	1	1	1	20

Purchase obligations for supplies and consumables[d]	554	223	201	173	147	584	1,882

Capital commitments[e]	215	8	0	0	0	0	223

Social development costs[f]	13	8	5	5	8	53	92

Other Obligations[g]	0	2	4	4	4	281	295
Total	1,391	751	674	657	649	12,252	16,374

a.

Debt and Interest – Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2020. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.	Provisions for environmental rehabilitation – Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.	Minimum royalty payments are related to continuing operations and are presented net of recoverable amounts.
d.	Purchase obligations for supplies and consumables – Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
e.	Capital commitments – Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
f.	Social development costs – Includes a commitment of $14 million in 2026 and thereafter related to the funding of a power transmission line in Argentina.
g.	Other Obligations includes the Pueblo Viejo JV partner shareholder loan and the deposit on the Pascua-Lama silver sale agreement with Wheaton.

Barrick Gold Corporation | Annual Report 2020	113

Management’s Discussion and Analysis

REVIEW OF QUARTERLY RESULTS

Quarterly Informationa

	2020				2019
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	3,279	3,540	3,055	2,721	2,883	2,678	2,063	2,093

Realized price per ounce – gold[b]	1,871	1,926	1,725	1,589	1,483	1,476	1,317	1,307

Realized price per pound – copper[b]	3.39	3.28	2.79	2.23	2.76	2.55	2.62	3.07

Cost of sales	1,814	1,927	1,900	1,776	1,987	1,889	1,545	1,490

Net earnings (loss)	685	882	357	400	1,387	2,277	194	111

Per share (dollars)[c]	0.39	0.50	0.20	0.22	0.78	1.30	0.11	0.06

Adjusted net earnings[b]	616	726	415	285	300	264	154	184

Per share (dollars)[b,c]	0.35	0.41	0.23	0.16	0.17	0.15	0.09	0.11

Operating cash flow	1,638	1,859	1,031	889	875	1,004	434	520

Cash consolidated capital expenditures	546	548	509	451	446	502	379	374

Free cash flow[b]	1,092	1,311	522	438	429	502	55	146

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams, and a portfolio of Tier One1 assets. This combined with rising gold prices has resulted in record operating cash flows in the current year. The strong free cash flow4 generated, together with the proceeds from various divestitures, have allowed us to continue to strengthen our balance sheet over the past two years and to increase returns to shareholders.

These same fundamentals have also driven the higher net earnings in recent quarters. Net earnings has also been impacted by the following items in each quarter which have been excluded from adjusted net earnings4. In the first quarter of 2020, we recorded a net impairment reversal of $115 million (net of tax effects), resulting from the agreement with the GoT being made effective. In the fourth quarter of 2019, we recorded $22 million (net of tax and non-controlling interests) of net impairment charges, mainly relating to a charge at Pascua-Lama of $296 million (no tax impact), partially offset by a net impairment reversal at Pueblo Viejo of $277 million (net of taxes and non-controlling interest). We also recorded a $628 million (no tax impact) gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton, a gain of $408 million (no tax impact) resulting from the sale of our 50% interest in Kalgoorlie, and a gain of $216 million (no tax impact) on a settlement of customs duty and indirect taxes at Lumwana. In the third quarter of 2019, net earnings and cash flows were impacted by the formation of Nevada Gold Mines and the commencement of the contribution of its operations to Barrick’s net earnings and cash flows. Net earnings in the third quarter of 2019 included a $1.5 billion (net of tax effects) gain on the remeasurement of Turquoise Ridge as a result of its contribution to Nevada Gold Mines and a $663 million (net of tax effects) impairment reversal at Lumwana.

INTERNAL CONTROL OVER FINANCIAL

REPORTING AND DISCLOSURE CONTROLS AND

PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

114	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The management of Barrick, at the direction of our President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2020.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2020 will be included in Barrick’s 2020 Annual Report and its 2020 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

IFRS CRITICAL ACCOUNTING POLICIES AND

ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 to the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 to the accompanying Financial Statements.

NON-GAAP FINANCIAL PERFORMANCE

MEASURES

Adjusted Net Earnings and

Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

🌑	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

🌑	Acquisition/disposition gains/losses;

🌑	Foreign currency translation gains/losses;

🌑	Significant tax adjustments;

🌑	Unrealized gains/losses on non-hedge derivative instruments; and

🌑	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Barrick Gold Corporation | Annual Report 2020	115

Management’s Discussion and Analysis

RECONCILIATION OF NET EARNINGS TO NET EARNINGS PER SHARE, ADJUSTED NET EARNINGS AND

ADJUSTED NET EARNINGS PER SHARE

	For the three months ended		For the years ended

($ millions, except per share amounts in dollars)	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Net earnings (loss) attributable to equity holders of the Company	685	882	2,324	3,969	(1,545)

Impairment charges (reversals) related to long-lived assets[a]	40	4	(269)	(1,423)	900

Acquisition/disposition (gains) losses[b]	(126)	(2)	(180)	(2,327)	(68)

(Gain) loss on currency translation	16	16	50	109	136

Significant tax adjustments[c]	(2)	(66)	(119)	34	742

Other (income) expense adjustments[d]	15	(90)	71	(687)	366

Unrealized gains (losses) on non-hedge derivative instruments	0	0	0	0	1

Tax effect and non-controlling interest[e]	(12)	(18)	165	1,227	(123)

Adjusted net earnings	616	726	2,042	902	409

Net earnings (loss) per share[f]	0.39	0.50	1.31	2.26	(1.32)

Adjusted net earnings per share[f]	0.35	0.41	1.15	0.51	0.35

a.

Net impairment reversals for the current year primarily relate to non-current asset reversals at our Tanzanian assets. Net impairment charges for 2019 primarily relate to non-current asset reversals at Lumwana and Pueblo Viejo, partially offset by impairment charges at Pascua-Lama.

b.

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Eskay Creek, Morila and Bullfrog in the fourth quarter of 2020. This was further impacted by the sale of Massawa in the first quarter of 2020. Acquisition/disposition gains for 2019 primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and the gain on sale of our 50% interest in Kalgoorlie.

c.

Significant tax adjustments in the current year primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the GoT. Significant tax adjustments for 2018 primarily relate to the de-recognition of our Canadian and Peruvian deferred tax assets.

d.

Other expense adjustments for the current year primarily relate to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and donations related to Covid-19, partially offset by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton. Other expense adjustments for 2019 primarily relate to the gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton and the gain on a settlement of customs duty and indirect taxes at Lumwana.

e.	Tax effect and non-controlling interest for the current year primarily relates to the impairment charges related to long-lived assets.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW

	For the three months ended		For the years ended

($ millions)	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Net cash provided by operating activities	1,638	1,859	5,417	2,833	1,765

Capital expenditures	(546)	(548)	(2,054)	(1,701)	(1,400)

Free cash flow	1,092	1,311	3,363	1,132	365

116	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

Barrick Gold Corporation | Annual Report 2020	117

Management’s Discussion and Analysis

RECONCILIATION OF GOLD COST OF SALES TO TOTAL CASH COSTS, ALL-IN SUSTAINING COSTS AND ALL-IN

COSTS, INCLUDING ON A PER OUNCE BASIS

		For the three months ended		For the years ended

($ millions, except per ounce information in dollars)	Footnote	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Cost of sales applicable to gold production		1,681	1,768	6,832	6,514	4,621

Depreciation		(495)	(508)	(1,975)	(1,902)	(1,253)

Cash cost of sales applicable to equity method investments		69	53	222	226	0

By-product credits		(56)	(84)	(228)	(138)	(131)

Realized (gains) losses on hedge and non-hedge derivatives	a	(1)	0	0	1	3

Non-recurring items	b	1	0	1	(55)	(172)

Other	c	(55)	(24)	(129)	(102)	(87)

Non-controlling interests	d	(323)	(337)	(1,312)	(878)	(313)

Total cash costs		821	868	3,411	3,666	2,668

General & administrative costs		24	50	185	212	265

Minesite exploration and evaluation costs	e	22	19	79	69	45

Minesite sustaining capital expenditures	f	354	415	1,559	1,320	975

Sustaining leases		12	9	31	27	0

Rehabilitation – accretion and amortization (operating sites)	g	11	13	46	65	81

Non-controlling interest, copper operations and other	h	(142)	(166)	(594)	(470)	(374)

All-in sustaining costs		1,102	1,208	4,717	4,889	3,660

Project exploration and evaluation and project costs	e	52	53	216	273	338

Community relations costs not related to current operations		0	0	1	2	4

Project capital expenditures	f	184	126	471	370	459

Non-sustaining leases		4	0	4	0	0

Rehabilitation – accretion and amortization (non-operating sites)	g	4	3	10	22	33

Non-controlling interest and copper operations and other	h	(61)	(47)	(157)	(105)	(21)

All-in costs		1,285	1,343	5,262	5,451	4,473

Ounces sold – equity basis (000s ounces)	i	1,186	1,249	4,879	5,467	4,544

Cost of sales per ounce	j,k	1,065	1,065	1,056	1,005	892

Total cash costs per ounce	k	692	696	699	671	588

Total cash costs per ounce (on a co-product basis)	k,l	718	742	727	689	607

All-in sustaining costs per ounce	k	929	966	967	894	806

All-in sustaining costs per ounce (on a co-product basis)	k,l	955	1,012	995	912	825

All-in costs per ounce	k	1,083	1,076	1,079	996	985

All-in costs per ounce (on a co-product basis)	k,l	1,109	1,122	1,107	1,014	1,004

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil for the three months and year ended December 31, 2020, respectively (September 30, 2020: $nil; 2019: $nil; 2018: $4 million), and realized non-hedge gains of $1 million and $nil for the three months and year ended December 31, 2020, respectively (September 30, 2020: $nil; 2019: losses of $1 million; 2018: gains of $1 million). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items in 2019 relate to organizational restructuring. In 2018, non-recurring items mainly relate to inventory impairment of $166 million at Lagunas Norte.

c.	Other

Other adjustments for the three months and year ended December 31, 2020 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019 of $26 million and $104 million, respectively (September 30, 2020: $27 million; 2019: $92 million; 2018: $87 million). These assets are producing incidental ounces as they reach the end of their mine lives.

118	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $490 million and $1,959 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $508 million; 2019: $1,306 million; 2018: $453 million). Non-controlling interests include Pueblo Viejo; North Mara, Bulyanhulu and Buzwagi (until September 30, 2019, notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the GoT’s 16% free carried interest was made effective). Commencing January 1, 2019, the effective date of the Merger, the non-controlling interests also include Loulo-Gounkoto and Tongon and starting July 1, 2019, it also includes Nevada Gold Mines. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 107 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, the Goldrush exploration declines, the restart of mining activities at Bulyanhulu, and construction of the third shaft at Turquoise Ridge. Refer to page 106 of this MD&A.

g.	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of North Mara, Bulyanhulu and Buzwagi (until September 30, 2019 notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the GoT’s 16% free carried interest was made effective), Pueblo Viejo and South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines). Commencing January 1, 2019, the effective date of the Merger, also removes the non-controlling interest of our Loulo-Gounkoto and Tongon. Also removes Nevada Gold Mines starting July 1, 2019. It also includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina, Golden Sunlight starting the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended

Non-controlling interest, copper operations and other	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

General & administrative costs	(5)	(6)	(25)	(58)	(104)

Minesite exploration and evaluation costs	(9)	(5)	(25)	(16)	(3)

Rehabilitation – accretion and amortization (operating sites)	(3)	(3)	(14)	(13)	(6)

Minesite sustaining capital expenditures	(125)	(152)	(530)	(383)	(261)

All-in sustaining costs total	(142)	(166)	(594)	(470)	(374)

Project exploration and evaluation and project costs	(6)	(9)	(25)	(54)	(16)

Project capital expenditures	(55)	(38)	(132)	(51)	(5)

All-in costs total	(61)	(47)	(157)	(105)	(21)

i.	Ounces sold – equity basis

Figures remove the impact of Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019. These assets are producing incidental ounces as they reach the end of their mine lives.

Barrick Gold Corporation | Annual Report 2020	119

Management’s Discussion and Analysis

j.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $4 million and $18 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $4 million; 2019: $113 million; 2018: $116 million); starting in the third quarter of 2019, Golden Sunlight of $nil and $nil, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $nil; 2019: $1 million; 2018: $nil); starting in the third quarter of 2019 up until its divestiture in November 2020, Morila of $2 million and $22 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $7 million; 2019: $23 million; 2018: $nil); and starting in the fourth quarter of 2019, Lagunas Norte of $26 million and $92 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $22 million; 2019: $26 million; 2018: $nil). These assets are producing incidental ounces as they reach the end of their mine lives. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); and 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2018 to June 30, 2019), divided by attributable gold ounces. Commencing January 1, 2019, the effective date of the Merger, the non-controlling interest of 20% Loulo-Gounkoto and 10.3% Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019) is included. Cost of sales applicable to gold per ounce also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

k.	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

	For the three months ended		For the years ended

($ millions)	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

By-product credits	56	84	228	138	131

Non-controlling interest	(27)	(29)	(92)	(48)	(45)

By-product credits (net of non-controlling interest)	29	55	136	90	86

120	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

RECONCILIATION OF GOLD COST OF SALES TO TOTAL CASH COSTS, ALL-IN SUSTAINING COSTS AND ALL-IN

COSTS, INCLUDING ON A PER OUNCE BASIS, BY OPERATING SEGMENT

($ millions, except per ounce information in dollars)							For the three months ended 12/31/20

	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge [c]	Long Canyon [d]	Phoenix [d]	Nevada Gold Mines [e]	Hemlo	North America

Cost of sales applicable to gold production		385	197	156	56	89	883	79	962

Depreciation		(74)	(57)	(52)	(44)	(21)	(248)	(16)	(264)

By-product credits		(1)	(1)	(3)	0	(42)	(47)	0	(47)

Non-recurring items	f	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(120)	(54)	(38)	(5)	(10)	(227)	0	(227)

Total cash costs		190	85	63	7	16	361	63	424

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	13	0	0	3	0	16	1	17

Minesite sustaining capital expenditures	h	97	28	10	12	3	160	20	180

Sustaining capital leases		0	0	0	0	0	1	0	1

Rehabilitation – accretion and amortization (operating sites)	i	2	3	0	0	1	6	0	6

Non-controlling interests		(43)	(12)	(4)	(6)	(1)	(70)	0	(70)

All-in sustaining costs		259	104	69	16	19	474	84	558

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	8	6	0	0	48	0	48

Non-controlling interests		0	(3)	(2)	0	0	(17)	0	(17)

All-in costs		259	109	73	16	19	505	84	589
Ounces sold – equity basis (000s ounces)		259	116	90	51	26	542	57	599

Cost of sales per ounce	j,k	917	1,043	1,064	674	2,054	1,007	1,379	1,043

Total cash costs per ounce	k	740	738	687	145	590	667	1,104	709
Total cash costs per ounce (on a co-product basis)	k,l	742	741	710	146	1,557	720	1,109	757

All-in sustaining costs per ounce	k	1,005	906	757	324	670	873	1,464	930
All-in sustaining costs per ounce (on a co-product basis)	k,l	1,007	909	780	325	1,637	926	1,469	978

All-in costs per ounce	k	1,005	948	799	324	670	925	1,464	977
All-in costs per ounce (on a co-product basis)	k,l	1,007	951	822	325	1,637	978	1,469	1,025

Barrick Gold Corporation | Annual Report 2020	121

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)			For the three months ended 12/31/20

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		203	54	257

Depreciation		(61)	(17)	(78)

By-product credits		(16)	(2)	(18)

Non-recurring items	f	0	0	0

Other		0	0	0

Non-controlling interests		(52)	0	(52)

Total cash costs		74	35	109

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	g	3	0	3

Minesite sustaining capital expenditures	h	45	35	80

Sustaining capital leases		0	1	1

Rehabilitation – accretion and amortization (operating sites)	i	2	1	3

Non-controlling interests		(20)	0	(20)

All-in sustaining costs		104	72	176

Project exploration and evaluation and project costs	g	0	0	0

Project capital expenditures	h	64	0	64

Non-controlling interests		(25)	0	(25)

All-in costs		143	72	215

Ounces sold – equity basis (000s ounces)		153	51	204

Cost of sales per ounce	j,k	803	1,074	894

Total cash costs per ounce	k	493	698	545

Total cash costs per ounce (on a co-product basis)	k,l	560	734	604

All-in sustaining costs per ounce	k	689	1,428	878

All-in sustaining costs per ounce (on a co-product basis)	k,l	756	1,464	937

All-in costs per ounce	k	941	1,428	1,066

All-in costs per ounce (on a co-product basis)	k,l	1,008	1,464	1,125

122	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)						For the three months ended 12/31/20

	Footnote	Loulo- Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m]	Africa & Middle East

Cost of sales applicable to gold production		181	104	82	99	28	33	527

Depreciation		(65)	(48)	(21)	(41)	(13)	(2)	(190)

By-product credits		0	0	(1)	0	0	0	(1)

Non-recurring items	f	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(23)	0	(10)	(6)	(2)	(5)	(46)

Total cash costs		93	56	50	52	13	26	290

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	2	0	0	1	0	0	3

Minesite sustaining capital expenditures	h	27	11	13	2	1	0	54

Sustaining capital leases		1	2	0	0	0	0	3

Rehabilitation – accretion and amortization (operating sites)	i	0	0	1	0	0	0	1

Non-controlling interests		(6)	0	(2)	0	0	0	(8)

All-in sustaining costs		117	69	62	55	14	26	343

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0

Project capital expenditures	h	7	1	18	0	43	0	69

Non-controlling interests		(1)	0	(3)	0	(7)	0	(11)

All-in costs		123	70	77	55	50	26	401

Ounces sold – equity basis (000s ounces)		126	89	63	64	20	21	383

Cost of sales per ounce	j,k	1,149	1,163	1,073	1,371	1,181	1,314	1,188

Total cash costs per ounce	k	734	616	799	810	610	1,267	753

Total cash costs per ounce (on a co-product basis)	k,l	734	621	806	811	621	1,242	753

All-in sustaining costs per ounce	k	923	783	989	853	664	1,283	896

All-in sustaining costs per ounce (on a co-product basis)	k,l	923	788	996	854	675	1,258	898

All-in costs per ounce	k	970	787	1,232	853	2,493	1,283	1,046

All-in costs per ounce (on a co-product basis)	k,l	970	792	1,239	854	2,504	1,258	1,048

Barrick Gold Corporation | Annual Report 2020	123

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)					For the three months ended 9/30/20
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge [c]	Long Canyon [d]	Phoenix [d]	Nevada Gold Mines [e]	Hemlo	North America

Cost of sales applicable to gold production		440	198	136	64	90	928	69	997

Depreciation		(82)	(54)	(41)	(48)	(23)	(248)	(8)	(256)

By-product credits		(1)	(1)	(2)	0	(39)	(43)	(1)	(44)

Non-recurring items	f	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(137)	(55)	(36)	(6)	(10)	(244)	0	(244)
Total cash costs		220	88	57	10	18	393	60	453

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	7	1	2	1	0	11	0	11

Minesite sustaining capital expenditures	h	97	64	6	10	6	189	21	210

Sustaining capital leases		0	0	0	0	0	0	0	0

Rehabilitation – accretion and amortization (operating sites)	i	2	3	0	0	1	6	0	6

Non-controlling interests		(41)	(26)	(3)	(4)	(2)	(78)	0	(78)
All-in sustaining costs		285	130	62	17	23	521	81	602

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	20	15	0	0	59	0	59

Non-controlling interests		0	(7)	(6)	0	0	(24)	0	(24)
All-in costs		285	143	71	17	23	556	81	637

Ounces sold – equity basis (000s ounces)		275	115	76	45	31	542	55	597

Cost of sales per ounce	j,k	985	1,060	1,097	877	1,773	1,060	1,257	1,078

Total cash costs per ounce	k	800	763	745	212	520	723	1,099	758

Total cash costs per ounce (on a co-product basis)	k,l	802	768	766	216	1,308	774	1,104	805

All-in sustaining costs per ounce	k	1,036	1,133	805	384	659	956	1,497	1,006

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,038	1,138	826	388	1,447	1,007	1,502	1,053

All-in costs per ounce	k	1,036	1,236	929	384	659	1,025	1,502	1,069

All-in costs per ounce (on a co-product basis)	k,l	1,038	1,241	950	388	1,447	1,076	1,507	1,116

124	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)			For the three months ended 9/30/20

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		169	49	218

Depreciation		(56)	(17)	(73)

By-product credits		(17)	(1)	(18)

Non-recurring items	f	0	0	0

Other		0	0	0

Non-controlling interests		(38)	0	(38)

Total cash costs		58	31	89

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	g	0	0	0

Minesite sustaining capital expenditures	h	32	18	50

Sustaining capital leases		0	1	1

Rehabilitation – accretion and amortization (operating sites)	i	1	1	2

Non-controlling interests		(13)	0	(13)

All-in sustaining costs		78	51	129

Project exploration and evaluation and project costs	g	1	0	1

Project capital expenditures	h	18	0	18

Non-controlling interests		(7)	0	(7)

All-in costs		90	51	141

Ounces sold – equity basis (000s ounces)		129	43	172

Cost of sales per ounce	j,k	791	1,136	877

Total cash costs per ounce	k	450	708	515

Total cash costs per ounce (on a co-product basis)	k,l	527	743	581

All-in sustaining costs per ounce	k	609	1,159	746

All-in sustaining costs per ounce (on a co-product basis)	k,l	686	1,194	812

All-in costs per ounce	k	697	1,159	813

All-in costs per ounce (on a co-product basis)	k,l	774	1,194	879

Barrick Gold Corporation | Annual Report 2020	125

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)						For the three months ended 9/30/20

	Footnote	Loulo- Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m]	Africa & Middle East

Cost of sales applicable to gold production		185	99	73	96	82	79	614

Depreciation		(69)	(43)	(20)	(43)	(28)	(4)	(207)

By-product credits		0	0	(1)	0	(6)	(14)	(21)

Non-recurring items	f	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(23)	0	(8)	(6)	(8)	(9)	(54)

Total cash costs		93	56	44	47	40	52	332

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	3	0	0	0	0	0	3

Minesite sustaining capital expenditures	h	77	14	7	2	2	0	102

Sustaining capital leases		0	5	0	0	0	0	5

Rehabilitation – accretion and amortization (operating sites)	i	2	0	1	0	1	0	4

Non-controlling interests		(16)	0	(1)	0	0	0	(17)

All-in sustaining costs		159	75	51	49	43	52	429

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0

Project capital expenditures	h	11	0	13	0	18	0	42

Non-controlling interests		(2)	0	(2)	0	(3)	0	(7)

All-in costs		168	75	62	49	58	52	464

Ounces sold – equity basis (000s ounces)		136	91	69	65	46	73	480

Cost of sales per ounce	j,k	1,088	1,088	903	1,329	1,502	907	1,106

Total cash costs per ounce	k	682	617	649	731	874	687	691

Total cash costs per ounce (on a co-product basis)	k,l	682	622	656	732	996	863	732

All-in sustaining costs per ounce	k	1,161	817	758	777	913	693	891

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,161	822	765	778	1,035	869	932

All-in costs per ounce	k	1,229	823	912	778	1,243	693	965

All-in costs per ounce (on a co-product basis)	k,l	1,229	828	919	779	1,365	869	1,006

126	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)					For the year ended 12/31/2020

	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge [c]	Long Canyon [d]	Phoenix [d]	Nevada Gold Mines [e]	Hemlo	North America

Cost of sales applicable to gold production		1,624	764	575	227	365	3,555	281	3,836

Depreciation		(306)	(221)	(184)	(165)	(94)	(970)	(44)	(1,014)

By-product credits		(2)	(2)	(7)	0	(137)	(148)	(1)	(149)

Non-recurring items	f	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(507)	(208)	(148)	(24)	(51)	(938)	0	(938)

Total cash costs		809	333	236	38	83	1,499	236	1,735

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	30	7	7	8	0	52	1	53

Minesite sustaining capital expenditures	h	381	235	39	35	29	748	79	827

Sustaining capital leases		1	0	0	0	1	4	0	4

Rehabilitation – accretion and amortization (operating sites)	i	8	13	0	2	3	26	1	27

Non-controlling interests		(163)	(98)	(18)	(17)	(13)	(321)	0	(321)

All-in sustaining costs		1,066	490	264	66	103	2,008	317	2,325

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	51	44	0	0	200	0	200

Non-controlling interests		0	(19)	(17)	0	0	(76)	0	(76)

All-in costs		1,066	522	291	66	103	2,132	317	2,449

Ounces sold – equity basis (000s ounces)		1,024	491	332	161	126	2,134	224	2,358

Cost of sales per ounce	j,k	976	957	1,064	869	1,772	1,029	1,256	1,050

Total cash costs per ounce	k	790	678	711	236	649	702	1,056	735

Total cash costs per ounce (on a co-product basis)	k,l	791	680	723	238	1,315	745	1,060	774

All-in sustaining costs per ounce	k	1,041	998	798	405	814	941	1,423	987

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,042	1,000	810	407	1,480	984	1,427	1,026

All-in costs per ounce	k	1,041	1,062	879	405	814	998	1,424	1,039

All-in costs per ounce (on a co-product basis)	k,l	1,042	1,064	891	407	1,480	1,041	1,428	1,078

Barrick Gold Corporation | Annual Report 2020	127

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)				For the year ended 12/31/2020

	Footnote	Pueblo Viejo	Veladero	Porgera [n]	Latin America & Asia Pacific

Cost of sales applicable to gold production		735	213	106	1,054

Depreciation		(224)	(69)	(25)	(318)

By-product credits		(57)	(5)	(1)	(63)

Non-recurring items		0	0	0	0

Other	f	0	0	0	0

Non-controlling interests		(182)	0	0	(182)

Total cash costs		272	139	80	491

General & administrative costs		0	0	0	0

Minesite exploration and evaluation costs	g	3	0	2	5

Minesite sustaining capital expenditures	h	132	98	11	241

Sustaining capital leases		0	2	3	5

Rehabilitation – accretion and amortization (operating sites)	i	6	4	0	10

Non-controlling interests		(56)	0	0	(56)

All-in sustaining costs		357	243	96	696

Project exploration and evaluation and project costs	g	1	0	0	1

Project capital expenditures	h	91	15	0	106

Non-controlling interests		(37)	0	0	(37)

All-in costs		412	258	96	766

Ounces sold – equity basis (000s ounces)		541	186	87	814

Cost of sales per ounce	j,k	819	1,151	1,225	938

Total cash costs per ounce	k	504	748	928	604

Total cash costs per ounce (on a co-product basis)	k,l	568	777	934	654

All-in sustaining costs per ounce	k	660	1,308	1,115	856

All-in sustaining costs per ounce (on a co-product basis)	k,l	724	1,337	1,121	906

All-in costs per ounce	k	761	1,390	1,116	942

All-in costs per ounce (on a co-product basis)	k,l	825	1,419	1,122	992

128	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)						For the year ended 12/31/2020
	Footnote	Loulo- Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m]	Africa & Middle East

Cost of sales applicable to gold production		719	397	318	380	184	211	2,209

Depreciation		(267)	(174)	(91)	(167)	(72)	(11)	(782)

By-product credits		0	(1)	(2)	0	(10)	(22)	(35)

Non-recurring items	f	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(90)	0	(36)	(22)	(16)	(28)	(192)

Total cash costs		362	222	189	191	86	150	1,200

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	11	2	0	3	0	0	16

Minesite sustaining capital expenditures	h	213	49	68	8	7	1	346

Sustaining capital leases		3	9	0	2	0	1	15

Rehabilitation – accretion and amortization (operating sites)	i	3	1	4	0	1	0	9

Non-controlling interests		(46)	0	(12)	(1)	(1)	0	(60)

All-in sustaining costs		546	283	249	203	93	152	1,526

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0

Project capital expenditures	h	19	2	35	0	69	0	125

Non-controlling interests		(4)	0	(5)	0	(11)	0	(20)

All-in costs		561	285	279	203	151	152	1,631

Ounces sold – equity basis (000s ounces)		542	364	269	255	103	174	1,707

Cost of sales per ounce	j,k	1,060	1,091	992	1,334	1,499	1,021	1,119

Total cash costs per ounce	k	666	608	702	747	832	859	701

Total cash costs per ounce (on a co-product basis)	k,l	666	612	709	748	913	968	719

All-in sustaining costs per ounce	k	1,006	778	929	791	895	871	893

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,006	782	936	792	976	980	911

All-in costs per ounce	k	1,034	782	1,039	791	1,459	871	954

All-in costs per ounce (on a co-product basis)	k,l	1,034	786	1,046	792	1,540	980	972

Barrick Gold Corporation | Annual Report 2020	129

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)						For the year ended 12/31/2019
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge [c]	Long Canyon [d]	Phoenix [d]	Nevada Gold Mines [e]	Hemlo	North America

Cost of sales applicable to gold production		1,310	751	425	101	154	2,741	247	2,988

Depreciation		(312)	(240)	(140)	(70)	(36)	(798)	(27)	(825)

By-product credits		(1)	(1)	(2)	0	(48)	(52)	(1)	(53)

Non-recurring items	f	(10)	0	0	0	0	(10)	(23)	(33)

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(266)	(99)	(75)	(12)	(27)	(479)	0	(479)

Total cash costs		721	411	208	19	43	1,402	196	1,598

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	17	8	4	6	1	36	1	37

Minesite sustaining capital expenditures	h	307	129	70	26	22	554	47	601

Sustaining capital leases		0	0	1	0	0	1	1	2

Rehabilitation – accretion and amortization (operating sites)	i	10	16	2	0	2	30	2	32

Non-controlling interests		(102)	(44)	(21)	(12)	(10)	(189)	0	(189)

All-in sustaining costs		953	520	264	39	58	1,834	247	2,081

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	186	45	0	0	295	0	295

Non-controlling interests		0	(21)	(10)	0	0	(48)	0	(48)

All-in costs		953	685	299	39	58	2,081	247	2,328

Ounces sold – equity basis (000s ounces)		967	798	356	57	45	2,223	217	2,440

Cost of sales per ounce	j,k	1,004	762	846	1,088	2,093	924	1,137	943

Total cash costs per ounce	k	746	515	585	333	947	634	904	655

Total cash costs per ounce (on a co-product basis)	k,l	747	516	588	335	1,600	657	907	677

All-in sustaining costs per ounce	k	984	651	732	681	1,282	828	1,140	851

All-in sustaining costs per ounce (on a co-product basis)	k,l	985	652	735	683	1,935	851	1,143	873

All-in costs per ounce	k	984	854	834	681	1,282	938	1,141	953

All-in costs per ounce (on a co-product basis)	k,l	985	855	837	683	1,935	961	1,144	975

130	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)				For the year ended 12/31/2019
	Footnote	Pueblo Viejo	Veladero	Porgera [n]	Kalgoorlie [o]	Latin America & Asia Pacific

Cost of sales applicable to gold production		721	323	284	223	1,551

Depreciation		(196)	(115)	(42)	(38)	(391)

By-product credits		(61)	(8)	(3)	(1)	(73)

Non-recurring items	f	(2)	(1)	0	0	(3)

Other		0	0	0	0	0

Non-controlling interests		(187)	0	0	0	(187)

Total cash costs		275	199	239	184	897

General & administrative costs		0	0	0	0	0

Minesite exploration and evaluation costs	g	0	3	2	6	11

Minesite sustaining capital expenditures	h	107	91	45	52	295

Sustaining capital leases		0	2	3	4	9

Rehabilitation – accretion and amortization (operating sites)	i	10	5	(2)	3	16

Non-controlling interests		(47)	0	0	0	(47)

All-in sustaining costs		345	300	287	249	1,181

Project exploration and evaluation and project costs	g	8	0	0	0	8

Project capital expenditures	h	0	15	0	0	15

Non-controlling interests		(3)	0	0	0	(3)

All-in costs		350	315	287	249	1,201

Ounces sold – equity basis (000s ounces)		584	271	285	210	1,350

Cost of sales per ounce	j,k	747	1,188	994	1,062	937

Total cash costs per ounce	k	471	734	838	873	664

Total cash costs per ounce (on a co-product basis)	k,l	536	759	848	876	716

All-in sustaining costs per ounce	k	592	1,105	1,003	1,183	874

All-in sustaining costs per ounce (on a co-product basis)	k,l	657	1,130	1,013	1,186	926

All-in costs per ounce	k	600	1,162	1,003	1,183	885

All-in costs per ounce (on a co-product basis)	k,l	665	1,187	1,013	1,186	937

Barrick Gold Corporation | Annual Report 2020	131

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)						For the year ended 12/31/2019
	Footnote	Loulo- Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m]	Africa & Middle East

Cost of sales applicable to gold production		751	403	310	402	45	138	2,049

Depreciation		(295)	(196)	(97)	(186)	(19)	(8)	(801)

By-product credits		0	(1)	(2)	(1)	(1)	(1)	(6)

Non-recurring items	f	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(91)	0	(51)	(23)	(7)	(36)	(208)

Total cash costs		365	206	160	192	18	93	1,034

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	12	3	0	3	0	0	18

Minesite sustaining capital expenditures	h	165	41	48	11	2	0	267

Sustaining capital leases		3	1	0	2	0	1	7

Rehabilitation – accretion and amortization (operating sites)	i	1	0	3	0	1	1	6

Non-controlling interests		(37)	0	(13)	(2)	(1)	0	(53)

All-in sustaining costs		509	251	198	206	20	95	1,279

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0

Project capital expenditures	h	4	2	9	0	3	0	18

Non-controlling interests		(1)	0	(3)	0	(1)	0	(5)

All-in costs		512	253	204	206	22	95	1,292

Ounces sold – equity basis (000s ounces)		575	363	248	245	27	81	1,539

Cost of sales per ounce	j,k	1,044	1,111	953	1,469	1,207	1,240	1,126

Total cash costs per ounce	k	634	568	646	787	676	1,156	673

Total cash costs per ounce (on a co-product basis)	k,l	634	571	654	789	709	1,166	677

All-in sustaining costs per ounce	k	886	693	802	844	773	1,178	834

All-in sustaining costs per ounce (on a co-product basis)	k,l	886	696	810	846	806	1,188	838

All-in costs per ounce	k	891	701	824	846	840	1,178	842

All-in costs per ounce (on a co-product basis)	k,l	891	704	832	848	873	1,188	846

132	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)										For the year ended 12/31/2018
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge	[c]	Long Canyon	[d]	Phoenix	[d]	Nevada Gold Mines [e]	Hemlo	Golden Sunlight	[p]

Cost of sales applicable to gold production		886	828	206						1,921	195	53

Depreciation		(262)	(386)	(28)						(677)	(18)	0

By-product credits		(1)	(1)	0						(2)	(1)	0

Non-recurring items	f	0	0	0						0	0	0

Other		0	0	0						0	0	0

Non-controlling interests		0	0	0						0	0	0

Total cash costs		623	441	178						1,242	176	53

General & administrative costs		0	0	0						0	0	0

Minesite exploration and evaluation costs	g	13	6	0						19	0	0

Minesite sustaining capital expenditures	h	195	65	20						280	42	3

Sustaining capital leases		0	0	0						0	0	0

Rehabilitation – accretion and amortization (operating sites)	i	5	25	1						31	4	3

Non-controlling interests		(10)	0	0						(10)	0	0

All-in sustaining costs		826	537	199						1,562	222	59

Project exploration and evaluation and project costs	g	0	0	0						6	0	0

Project capital expenditures	h	0	276	42						354	0	0

Non-controlling interests		0	0	0						0	0	0

All-in costs		826	813	241						1,922	222	59

Ounces sold – equity basis (000s ounces)		842	1,255	262						2,359	168	30

Cost of sales per ounce	j,k	1,054	659	783						814	1,157	1,755

Total cash costs per ounce	k	740	351	678						526	1,046	1,762

Total cash costs per ounce (on a co-product basis)	k,l	742	352	678						527	1,050	1,772

All-in sustaining costs per ounce	k	983	430	756						664	1,318	1,954

All-in sustaining costs per ounce (on a co-product basis)	k,l	985	431	756						665	1,322	1,964

All-in costs per ounce	k	983	649	916						814	1,320	1,954

All-in costs per ounce (on a co-product basis)	k,l	985	650	916						815	1,324	1,964

Barrick Gold Corporation | Annual Report 2020	133

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)					For the year ended 12/31/2018
	Footnote	Pueblo Viejo	Lagunas Norte [p]	Veladero	Porgera [n]	Kalgoorlie [o]

Cost of sales applicable to gold production		732	337	310	213	288

Depreciation		(185)	(46)	(121)	(42)	(52)

By-product credits		(90)	(13)	(8)	(2)	(2)

Non-recurring items	f	(2)	(166)	(4)	0	0

Other		2	0	0	0	0

Non-controlling interests		(183)	0	0	0	0

Total cash costs		274	112	177	169	234

General & administrative costs		0	0	0	0	0

Minesite exploration and evaluation costs	g	0	2	2	0	10

Minesite sustaining capital expenditures	h	145	20	143	62	26

Sustaining capital leases		0	0	0	0	0

Rehabilitation – accretion and amortization (operating sites)	i	10	25	1	(1)	4

Non-controlling interests		(62)	0	0	0	0

All-in sustaining costs		367	159	323	230	274

Project exploration and evaluation and project costs	g	0	0	0	0	0

Project capital expenditures	h	0	2	0	0	0

Non-controlling interests		0	0	0	0	0

All-in costs		367	161	323	230	274

Ounces sold – equity basis (000s ounces)		590	251	280	213	320

Cost of sales per ounce	j,k	750	1,342	1,112	996	899

Total cash costs per ounce	k	465	448	629	796	732

Total cash costs per ounce (on a co-product basis)	k,l	553	499	654	810	737

All-in sustaining costs per ounce	k	623	636	1,154	1,083	857

All-in sustaining costs per ounce (on a co-product basis)	k,l	711	687	1,179	1,097	862

All-in costs per ounce	k	623	644	1,154	1,083	857

All-in costs per ounce (on a co-product basis)	k,l	711	695	1,179	1,097	862

134	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

($ millions, except per ounce information in dollars)									For the year ended 12/31/2018
	Footnote	Loulo- Gounkoto	[q]	Kibali	[q]	North Mara [m]	Tongon	[q]	Bulyanhulu [m]	Buzwagi [m]	Morila	[p,q]

Cost of sales applicable to gold production						264			53	139

Depreciation						(62)			(24)	(3)

By-product credits						(2)			(1)	(1)

Non-recurring items	f					0			0	0

Other						0			0	0

Non-controlling interests						(72)			(10)	(49)

Total cash costs						128			18	86

General & administrative costs						0			0	0

Minesite exploration and evaluation costs	g					0			0	0

Minesite sustaining capital expenditures	h					74			3	4

Sustaining capital leases						0			0	0

Rehabilitation – accretion and amortization (operating sites)	i					2			1	1

Non-controlling interests						(27)			(1)	(2)

All-in sustaining costs						177			21	89

Project exploration and evaluation and project costs	g					0			0	0

Project capital expenditures	h					8			4	0

Non-controlling interests						(3)			(1)	0

All-in costs						182			24	89

Ounces sold – equity basis (000s ounces)						212			27	94

Cost of sales per ounce	j,k					795			1,231	939

Total cash costs per ounce	k					603			650	916

Total cash costs per ounce (on a co-product basis)	k,l					609			674	922

All-in sustaining costs per ounce	k					830			754	947

All-in sustaining costs per ounce (on a co-product basis)	k,l					836			778	953

All-in costs per ounce	k					855			848	947

All-in costs per ounce (on a co-product basis)	k,l					861			872	953

a.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

b.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

c.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

d.

A 61.5% interest in these sites was acquired as a result of the formation of Nevada Gold Mines on July 1, 2019. The results for 2018 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the formation of Nevada Gold Mines. Therefore, no comparative figures are provided.

Barrick Gold Corporation | Annual Report 2020	135

Management’s Discussion and Analysis

e.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

f.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

g.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 107 of this MD&A.

h.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, the Goldrush exploration declines, the restart of mining activities at Bulyanhulu, and construction of the third shaft at Turquoise Ridge. Refer to page 106 of this MD&A.

i.	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

j.	Cost of sales per ounce

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); and 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2018 to June 30, 2019), divided by attributable gold ounces. Commencing January 1, 2019, the effective date of the Merger, the non-controlling interest of 20% Loulo-Gounkoto and 10.3% Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019) is included. Cost of sales applicable to gold per ounce also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)							For the three months ended 12/31/20

	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero

By-product credits	1	1	3	0	42	47	0	16	2

Non-controlling interest	0	0	(1)	0	(16)	(18)	0	(6)	0

By-product credits (net of non-controlling interest)	1	1	2	0	26	29	0	10	2

($ millions)							For the three months ended 12/31/20

	Loulo- Gounkoto	Kibali	North Mara[m]	Tongon	Bulyanhulu[m]	Buzwagi[m]

By-product credits	0	0	1	0	0	0

Non-controlling interest	0	0	0	0	0	0

By-product credits (net of non-controlling interest)	0	0	1	0	0	0

136	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

($ millions)							For the three months ended 9/30/20

	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero

By-product credits	1	1	2	0	39	43	1	17	1

Non-controlling interest	(1)	0	(1)	0	(14)	(16)	0	(8)	0

By-product credits (net of non-controlling interest)	0	1	1	0	25	27	1	9	1

($ millions)							For the three months ended 9/30/20

	Loulo- Gounkoto	Kibali	North Mara[m]	Tongon	Bulyanhulu[m]	Buzwagi[m]

By-product credits	0	0	1	0	6	14

Non-controlling interest	0	0	0	0	(1)	(3)

By-product credits (net of non-controlling interest)	0	0	1	0	5	11

							For the year ended 12/31/20

	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero

By-product credits	2	2	7	0	137	148	1	57	5

Non-controlling interest	(1)	(1)	(3)	0	(53)	(57)	0	(23)	0

By-product credits (net of non-controlling interest)	1	1	4	0	84	91	1	34	5

							For the year ended 12/31/20

	Porgera[n]	Kibali	Loulo- Gounkoto	North Mara[m]	Tongon	Bulyanhulu[m]	Buzwagi[m]

By-product credits	1	1	0	2	0	10	22

Non-controlling interest	0	0	0	0	0	(2)	(4)

By-product credits (net of non-controlling interest)	1	1	0	2	0	8	18

							For the year ended 12/31/19

	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero

By-product credits	1	1	2	0	48	52	1	61	8

Non-controlling interest	0	0	(1)	0	(18)	(19)	0	(24)	0

By-product credits (net of non-controlling interest)	1	1	1	0	30	33	1	37	8

							For the year ended 12/31/19

	Porgera[n]	Kalgoorlie[o]	Loulo- Gounkoto	Kibali	North Mara[m]	Tongon	Bulyanhulu[m]	Buzwagi[m]

By-product credits	3	1	0	1	2	1	1	1

Non-controlling interest	0	0	0	0	0	0	0	0

By-product credits (net of non-controlling interest)	3	1	0	1	2	1	1	1

								For the year ended 12/31/18

	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Golden Sunlight[p]	Pueblo Viejo	Veladero

By-product credits	1	1	0			2	1	0	90	8

Non-controlling interest	0	0	0			0	0	0	(37)	0

By-product credits (net of non-controlling interest)	1	1	0			2	1	0	53	8

Barrick Gold Corporation | Annual Report 2020	137

Management’s Discussion and Analysis

								For the year ended 12/31/18

	Porgera[n]	Kalgoorlie[o]	Lagunas Norte[p]	Loulo- Gounkoto[q]	Kibali[q]	North Mara[m]	Tongon[q]	Bulyanhulu[m]	Buzwagi[m]	Morila[p,q]

By-product credits	2	2	13			2		1	1

Non-controlling interest	0	0	0			(1)		0	0

By-product credits (net of non-controlling interest)	2	2	13			1		1	1

m.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not already own. The results presented are on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); on a 100% basis from October 1, 2019 to December 31, 2019; and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

n.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data was provided for the three month periods ended December 31, 2020 and September 30, 2020.

o.

On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019. The operating results reported for Kalgoorlie reflect the Company’s attributable share of Kalgoorlie’s results until the date of divestiture.

p.

With the end of mining at Lagunas Norte in the third quarter of 2019 and at Golden Sunlight and Morila in the second quarter of 2019 as previously reported, we have ceased to include production or non-GAAP cost metrics for these sites from October 1, 2019 and July 1, 2019, respectively, onwards.

q.	The results for 2018 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the Merger. Therefore, no comparative figures are provided.

RECONCILIATION OF COPPER COST OF SALES TO C1 CASH COSTS AND ALL-IN SUSTAINING COSTS, INCLUDING ON A PER POUND BASIS

	For the three months ended		For the years ended

($ millions, except per pound information in dollars)	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Cost of sales	125	154	556	361	558

Depreciation/amortization	(41)	(61)	(208)	(100)	(170)

Treatment and refinement charges	39	39	157	99	144

Cash cost of sales applicable to equity method investments	72	57	267	288	281

Less: royalties and production taxes[a]	(16)	(16)	(54)	(35)	(44)

By-product credits	(5)	(4)	(15)	(9)	(6)

Other	0	0	0	(5)	(11)

C1 cash cost of sales	174	169	703	599	752

General & administrative costs	5	4	18	19	28

Rehabilitation – accretion and amortization	1	2	8	15	16

Royalties and production taxes	16	16	54	35	44

Minesite exploration and evaluation costs	1	2	5	6	4

Minesite sustaining capital expenditures	65	74	223	215	220

Sustaining leases	2	2	9	5	0

Inventory write-downs	0	0	0	0	11

All-in sustaining costs	264	269	1,020	894	1,075

Pounds sold – consolidated basis (millions pounds)	108	116	457	355	382

Cost of sales per pound[b,c]	2.06	1.97	2.02	2.14	2.40

C1 cash costs per pound[b]	1.61	1.45	1.54	1.69	1.97

All-in sustaining costs per pound[b]	2.42	2.31	2.23	2.52	2.82

a.

For the three months and year ended December 31, 2020, royalties and production taxes include royalties of $16 million and $54 million, respectively (September 30, 2020: $16 million, 2019: $34 million and 2018: $39 million).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales per pound related to copper is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

138	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

RECONCILIATION OF COPPER COST OF SALES TO C1 CASH COSTS AND ALL-IN SUSTAINING COSTS, INCLUDING ON A PER POUND BASIS, BY OPERATING SITE

($ millions, except per pound information in dollars)				For the three months ended

	12/31/20			9/30/20

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	68	125	28	46	154	30

Depreciation/amortization	(17)	(41)	(7)	(12)	(61)	(7)

Treatment and refinement charges	1	33	5	0	34	5

Less: royalties and production taxes[a]	0	(16)	0	0	(16)	0

By-product credits	0	0	(5)	0	0	(4)

Other	0	0	0	0	0	0

C1 cash cost of sales	52	101	21	34	111	24

Rehabilitation – accretion and amortization	0	1	0	0	2	0

Royalties and production taxes	0	16	0	0	16	0

Minesite exploration and evaluation costs	1	0	0	1	0	1

Minesite sustaining capital expenditures	15	48	2	11	63	0

Capital lease payments	1	1	0	1	1	0

Inventory write-downs	0	0	0	0	0	0

All-in sustaining costs	69	167	23	47	193	25

Pounds sold – consolidated basis (millions pounds)	25	65	18	21	74	21

Cost of sales per pound[b,c]	2.68	1.96	1.53	2.20	2.06	1.43

C1 cash costs per pound[b]	2.01	1.58	1.15	1.64	1.49	1.14

All-in sustaining costs per pound[b]	2.70	2.60	1.27	2.27	2.58	1.17

($ millions, except per pound							For the years ended December 31
information in dollars)	12/31/20				12/31/19			12/31/18

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	262	556	104	307	361	93	261	558	98

Depreciation/amortization	(72)	(208)	(27)	(86)	(100)	(27)	(59)	(170)	(19)

Treatment and refinement charges	1	137	19	0	80	19	0	125	19

Less: royalties and production taxes[a]	0	(54)	0	0	(35)	0	0	(39)	(5)

By-product credits	0	0	(15)	0	0	(9)	0	0	(6)

Other	0	0	0	0	(5)	0	0	(11)	0

C1 cash cost of sales	191	431	81	221	301	76	202	463	87

Rehabilitation – accretion and amortization	0	8	0	5	10	0	0	16	0

Royalties and production taxes[a]	0	54	0	0	35	0	0	39	5

Minesite exploration and evaluation costs	4	0	1	6	0	0	2	2	0

Minesite sustaining capital expenditures	39	175	9	34	166	15	49	154	17

Sustaining leases	5	4	0	3	2	0	0	0	0

Inventory write-downs	0	0	0	0	0	0	0	11	0

All-in sustaining costs	239	672	91	269	514	91	253	685	109

Pounds sold – consolidated basis (millions pounds)	106	277	74	125	169	61	103	222	57

Cost of sales per pound[b,c]	2.46	2.01	1.42	2.46	2.13	1.53	2.55	2.51	1.73

C1 cash costs per pound[b]	1.79	1.56	1.11	1.77	1.79	1.26	1.97	2.08	1.53

All-in sustaining costs per pound[b]	2.25	2.43	1.24	2.15	3.04	1.51	2.47	3.08	1.92

a.

For the three months and year ended December 31, 2020, royalties and production taxes include royalties of $16 million and $54 million, respectively (September 30, 2020: $16 million, 2019: $34 million and 2018: $39 million).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales per pound applicable to copper is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

Barrick Gold Corporation | Annual Report 2020	139

Management’s Discussion and Analysis

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

🌑	Income tax expense;

🌑	Finance costs;

🌑	Finance income; and

🌑	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

RECONCILIATION OF NET EARNINGS TO EBITDA AND ADJUSTED EBITDA

	For the three months ended		For the years ended

($ millions)	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18

Net earnings (loss)	1,058	1,271	3,614	4,574	(1,435)

Income tax expense	404	284	1,332	1,783	1,198

Finance costs, net[a]	72	72	306	394	458

Depreciation	544	574	2,208	2,032	1,457

EBITDA	2,078	2,201	7,460	8,783	1,678

Impairment charges (reversals) of long-lived assets[b]	40	4	(269)	(1,423)	900

Acquisition/disposition (gains)/losses[c]	(126)	(2)	(180)	(2,327)	(68)

Foreign currency translation (gains)/losses	16	16	50	109	136

Other (income) expense adjustments[d]	15	(90)	71	(687)	336

Unrealized gains on non-hedge derivative instruments	0	0	0	0	1

Income tax expense, net finance costs[a] , and depreciation from equity investees	83	94	360	378	97

Adjusted EBITDA	2,106	2,223	7,492	4,833	3,080

a.	Finance costs exclude accretion.
b.

Net impairment reversals for the current year primarily relate to non-current asset reversals at our Tanzanian assets. Net impairment charges for 2019 primarily relate to non-current asset reversals at Lumwana and Pueblo Viejo, partially offset by impairment charges at Pascua-Lama.

c.

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Eskay Creek, Morila and Bullfrog in the fourth quarter of 2020. This was further impacted by the sale of Massawa in the first quarter of 2020. Acquisition/disposition gains for 2019 primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and the gain on sale of our 50% interest in Kalgoorlie.

d.

Other expense adjustments for the current year primarily relate to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and donations related to Covid-19, partially offset by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton. Other expense adjustments for 2019 primarily relate to the gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton and the gain on a settlement of customs duty and indirect taxes at Lumwana.

140	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

RECONCILIATION OF SEGMENT INCOME TO SEGMENT EBITDA

($ millions)									For the three months ended 12/31/20

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Porgera (47.5%)	North Mara[e] (84%)	Bulyanhulu[e] (84%)

Income	244	92	72	482	167	91	58	44	(17)	49	13

Depreciation	45	35	32	152	37	52	48	17	5	17	10

EBITDA	289	127	104	634	204	143	106	61	(12)	66	23

									For the three months ended 9/30/20

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Porgera (47.5%)	North Mara[e] (84%)	Bulyanhulu[e] (84%)

Income	247	96	62	481	147	92	74	30	(17)	72	25

Depreciation	50	33	25	152	34	55	43	17	4	17	23

EBITDA	297	129	87	633	181	147	117	47	(13)	89	48

									For the year ended 12/31/20

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Porgera (47.5%)	North Mara[e] (84%)	Bulyanhulu[e] (84%)

Income	795	386	229	1,636	508	358	244	114	(18)	214	27

Depreciation	188	136	113	596	136	214	174	69	25	76	60

EBITDA	983	522	342	2,232	644	572	418	183	7	290	87

									For the year ended 12/31/19

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Porgera (47.5%)	North Mara[e] (84%)	Bulyanhulu[e] (84%)

Income	370	459	201	1,050	402	190	108	57	113	112	(14)

Depreciation	239	197	92	592	120	236	196	115	42	75	14

EBITDA	609	656	293	1,642	522	426	304	172	155	187	0

									For the year ended 12/31/18

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto[f] (80%)	Kibali[f] (45%)	Veladero (50%)	Porgera (47.5%)	North Mara[e] (84%)	Bulyanhulu[e] (84%)

Income	166	726	126	1,011	342			53	56	94	(18)

Depreciation	262	386	28	677	115			121	42	40	33

EBITDA	428	1,112	154	1,688	457			174	98	134	15

a.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

b.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

c.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

d.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

e.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results are included at 63.9% until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), on a 100% basis from October 1, 2019, to December 31, 2019, and on an 84% basis thereafter as the GoT’s 16% free-carried interest was made effective from January 1, 2020.

f.	The results for 2018 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the Merger. Therefore, no comparative figures are provided.

Barrick Gold Corporation | Annual Report 2020	141

Management’s Discussion and Analysis

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

🌑	Unrealized gains and losses on non-hedge derivative contracts;

🌑	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

🌑	Sales attributable to ore purchase arrangements;

🌑	Treatment and refining charges; and

🌑	Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

RECONCILIATION OF SALES TO REALIZED PRICE PER OUNCE/POUND

($ millions, except per ounce/pound information in dollars)	For the three months ended				For the years ended
	Gold		Copper			Gold			Copper
	12/31/20	9/30/20	12/31/20	9/30/20	12/31/20	12/31/19	12/31/18	12/31/20	12/31/19	12/31/18

Sales	3,028	3,237	195	219	11,670	9,186	6,600	697	393	512

Sales applicable to non-controlling interests	(934)	(967)	0	0	(3,494)	(1,981)	(734)	0	0	0

Sales applicable to equity method investments[a,b]	168	183	135	121	648	543	0	483	492	442

Realized non-hedge gold/copper derivative (losses) gains	0	0	0	0	0	1	2	0	0	0

Sales applicable to sites in care and maintenance[c]	(41)	(53)	0	0	(170)	(140)	(111)	0	0	0

Treatment and refinement charges	1	4	39	39	7	0	1	157	99	144

Export duties	0	0	0	0	0	0	(1)	0	0	0

Other[d]	(1)	0	0	0	13	22	12	0	0	0

Revenues – as adjusted	2,221	2,404	369	379	8,674	7,631	5,769	1,337	984	1,098

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,186	1,249	108	116	4,879	5,467	4,544	457	355	382

Realized gold/copper price per ounce/pound[e]	1,871	1,926	3.39	3.28	1,778	1.396	1,270	2.92	2.77	2.88

a.

Represents sales of $168 million and $648 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $176 million; 2019: $505 million; 2018: $nil) applicable to our 45% equity method investment in Kibali and $nil and $nil, respectively (September 30, 2020: $nil; 2019: $39 million; 2018: $nil) applicable to our 40% equity method investment in Morila for gold. Represents sales of $82 million and $298 million, respectively, for the three months and year ended December 31, 2020 (September 30, 2020: $66 million; 2019: $343 million; 2018: $300 million) applicable to our 50% equity method investment in Zaldívar and $59 million and $204 million, respectively (September 30, 2020: $59 million; 2019: $168 million; 2018: $161 million) applicable to our 50% equity method investment in Jabal Sayid.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019 from the calculation of realized price per ounce. These assets are producing incidental ounces as they reach the end of their mine lives.

d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f to the Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

142	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2020.

ENDNOTES

1

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

2

A Tier Two Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve. A Strategic Asset is an asset which in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.

3	Currently consists of Barrick’s Lumwana mine and Zaldívar and Jabal Sayid copper joint ventures.
4

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 115 to 142 of this MD&A.

5

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); and 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2018 to June 30, 2019), divided by attributable gold ounces. Commencing January 1, 2019, the effective date of the Merger, the non-controlling interest of 20% Loulo-Gounkoto and 10.3% Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019) is included. Cost of sales applicable to gold per ounce also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

6

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.
7

Class 1 – High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

8

All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit. All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places. All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place. 2020 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as Gold, Copper & Silver mineral resources and mineral reserves.

9

Estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2020, unless otherwise noted. Proven reserves of 280 million tonnes grading 2.37 g/t, representing 21 million ounces of gold, and 350 million tonnes grading 0.39%, representing 3,000 million pounds of copper. Probable reserves of 990 million tonnes grading 1.46 g/t, representing 47 million ounces of gold, and 1,100 million tonnes grading 0.39%, representing 9,700 million pounds of copper. Measured resources of 530 million tonnes grading 2.11 g/t, representing 36 million ounces of gold, and 600 million tonnes grading 0.36%, representing 4,800 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.41 g/t, representing 130 million ounces of gold, and 2,500 million tonnes grading 0.36%, representing 20,000 million pounds of copper. Inferred resources of 980 million tonnes grading 1.4 g/t, representing 43 million ounces of gold, and 440 million tonnes grading 0.2%, representing 2,200 million pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 155-161 of Barrick’s Annual Report 2020.

10

Estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2019, unless otherwise noted. Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold, and 420 million tonnes grading 0.4%, representing 3,700 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold, and 1,200 million tonnes grading 0.38%, representing 9,800 million pounds of copper. Measured resources of 530 million tonnes grading 2.21 g/t, representing 37 million ounces of gold, and 660 million tonnes grading 0.38%, representing 5,500 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.43 g/t, representing 130 million ounces of gold, and 2,400 million tonnes grading 0.38%, representing 21,000 million pounds of copper. Inferred resources of 940 million tonnes grading 1.3 g/t, representing 39 million ounces of gold, and 430 million tonnes grading 0.2%, representing 2,200 million pounds of copper. Complete 2019 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 33-44 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2019 on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

11	See the Technical Report on the Turquoise Ridge mine, dated March 19, 2019, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2019.
12	See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www. sec.gov on March 23, 2018.

Barrick Gold Corporation | Annual Report 2020	143

Management’s Discussion and Analysis

13	Carlin Trend Significant Intercepts[a]

		Drill Results from Q4 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

			58.5 – 63.7	5.2	7.10
LUC-03265	244	(60)	176.2 – 188.4	12.2	10.60
LUC-03268	298	(59)	103.0 – 113.7	10.67	11.09
LUC-03269A	343	(60)	175.7 – 188.4 210.0 – 213.0 336.5 – 345.3	12.65 3 8.84	17.29 8.91 6.16

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (LUC – Leeville Underground Core) followed by a 5-digit hole number.
c.	True widths of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

14	Carlin Trend Significant Intercepts[a]

		Drill Results from Q4 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

NVX-20001	207	(69)	269.1 – 271.9	2.7	8.6

			482.9 – 486.6	3.7	14.7

			489.8 – 492.7	2.9	17.1

PGX-20005	256	(52)	503.2 – 504.6	1.4	6.6

a.	All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (PGX – Post-Gen, NVX – Nova) followed by the year (20 for 2020) then hole number.
c.	True widths of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

15	North Leeville Significant Intercepts[a]

		Drill Results from Q4 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

CGX-20077	105	(67)	813.5 – 816.6	3.1	7.1

CGX-20078[d]	106	(67)	756.5 – 789.4	32.9	16.9

CGX-20079[d]	280	(80)	813.5 – 825.8	12.3	18.3

CGX-20081[d,e]	0	(90)	899.7 – 931.1	31.4	1.0

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (CGX – Leeville) followed by the year (20 for 2020) then hole number.
c.	True widths of intercepts are uncertain at this stage.
d.	Partial results received; additional results expected in Q1 2021.
e.	No significant >3.4 g/t intercept; low-grade intercept calculated using 0.5 g/t Au cutoff and uncapped; internal dilution is less than 20% total width.

The drilling results for North Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on North Leeville conform to industry accepted quality control methods.

144	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

16 Leeville Significant Interceptsa

		Drill Results from Q3 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

			115.5 – 118.5	3	8.1

			145.7 – 156.7	11	6.4

			158.8 – 163.4	4.6	10.9

LUC-03220	(347)	(61)	174.3 – 178.3	4	7.8

			110.9 – 134.9	24	11.1

			141.4 – 149.0	7.6	6.9

LUC-03221	360	(54)	156.8 – 189.0	32.2	14.9

			89.9 – 94.5	4.6	14.4

			129.5 – 146.3	16.8	7.3

LUC-03222	7	(62)	152.4 – 161.5	9.1	14.0

			80.5 – 85.2	4.7	9.2

			105.3 – 187.3	82	23.8

LUC-03223[d]	25	(60)	202.7 – 205.7	3	10.6

			119.0 – 127.7	8.7	11.3

LUC-03238	340	(53)	130.0 – 141.4	11.4	16.2

			135.0 – 141.4	6.4	11.6

			152.4 – 167.9	15.5	6.2

LUC-03239	40	(55)	170.7 – 176.2	5.5	5.6

			202.1 – 205.1	3	6.3

LUC-03240	50	(50)	215.8 – 224.0	8.2	8.4

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (LUC – Leeville underground core) followed by a 5-digit hole number.
c.	True widths of intercepts are uncertain at this stage.
d.	LUC-03223 intercept runs sub-parallel to the mineralized structure

The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Leeville conform to industry accepted quality control methods.

17 CHUG Significant Interceptsa

		Drill Results from 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

			316.7 – 324.5	7.8	7.8

CHMX-068	242.9	(57.1)	387.5 – 396.2	8.7	4.8

a.	All intercepts calculated using a 3.43 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; maximum dilution is 6.1 m.
b.	Cortez Hills Underground drill hole nomenclature: CHMX (Cortex Hills Minex) with no designation of the year.
c.	True widths of intercepts are uncertain at this stage.

The drilling results for the Cortez property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Cortez property conform to industry accepted quality control methods.

Barrick Gold Corporation | Annual Report 2020	145

Management’s Discussion and Analysis

18 Fourmile Significant Interceptsa

		Drill Results from Q4 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

FM20-159Dd	23	(76)	295.6 – 297.3	1.7	8.0

FM20-171De	67	(68)	1378.7 – 1382.4	3.7	15.0

FM20-172De	110	(65)			no intercepts > 5 g/t

FM20-173De	112	(70)	328.9 – 330.1	1.2	9.9

a.	All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.
b.	Fourmile drill hole nomenclature: FM (Fourmile) followed by the year (20 for 2020).
c.	True widths of intercepts are uncertain at this stage.
d.	Partial results reported in Q2 2020, all results are final now.
e.	Partial results.

The drilling results for the Fourmile property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Fourmile property conform to industry accepted quality control methods.

19 Bambadji Significant Interceptsa

		Drill Results from Q4 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

KBWDH003	135	(55)	130.30 – 149.00	18.70	1.15

KBWDH004	135	(55)	168.70 – 178.70	10.00	0.51

KBWDH005	135	(55)	138.80 – 149.30	10.50	4.24

KBWDH005	135	(55)	160.30 – 163.30	3.00	13.26

KBWRC018	135	(55)	90.00 – 140.00	50.00	2.08

LFDH002	90	(50)	151.00 – 170.00	19.00	0.67

LFDH003	90	(50)	117.80 – 142.5	24.70	0.52

LFRC004	90	(50)	117.00 – 126.00	9.00	0.55

LFRC004	90	(50)	131.00 – 134.00	3.00	0.67

LFRC007	90	(50)	8.00 – 22.00	14.00	1.26

LFRC007	90	(50)	28.00 – 34.00	6.00	0.74

LFRC007	90	(50)	51.00 – 66.00	15.00	0.55

LFRC010	90	(50)	55.00 – 58.00	3.00	1.03

LFRC012	90	(50)	61.00 – 69.00	8.00	1.18

LFRC013	90	(50)	36.00 – 42.00	6.00	1.59

LFRC014	90	(50)	41.00 – 51.00	10.00	1.54

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is less than 2 m total width.
b.	Drill hole nomenclature: KBW (Kabewest), LF (Latifa) followed by type of drilling RC (Reverse Circulation) and DH (Diamond Drilling).
c.	True widths uncertain at this stage.

The drilling results for the Bambadji property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji property conform to industry accepted quality control methods.

146	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

20 Loulo-Gounkoto Significant Interceptsa

		Drill Results from Q4 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

DB1RC022	230.83	(52)	155.00 – 157.00	2.00	1.20

	50.83	(58)	115.00 – 117.00	2.00	1.66

	50.83	(58)	150.00 – 154.00	4.00	2.20

DB1RC024	50.83	(58)	159.00 – 164.00	5.00	1.75

DB1RC025	50.83	(66)	32.00 – 35.00	3.00	0.62

	232.83	(53)	58.00 – 60.00	2.00	0.89

	232.83	(53)	67.00 – 72.00	5.00	2.66

	232.83	(53)	81.00 – 84.00	3.00	1.68

DB1RC027	232.83	(53)	105.00 – 107.00	2.00	0.91

	232.83	(55)	263.00 – 265.00	2.00	0.78

DB1RC029	232.83	(55)	268.00 – 270.00	2.00	9.15

	242.51	(51.73)	248.00 – 252.00	4.00	2.91

DB1RCDH020	242.51	(51.73)	255.00 – 260.00	5.00	0.67

	37.95	(81.02)	1259.40 – 1263.50	4.10	0.60

YDH300	37.95	(81.02)	1364.30 – 1380.65	16.35	3.37

	176.83	(55)	16.40 – 19.00	2.60	0.91

	176.83	(55)	146.60 – 151.80	5.20	1.07

	176.83	(55)	152.60 – 157.60	5.00	18.09

	176.83	(55)	161.00 – 163.65	2.65	1.19

	176.83	(55)	167.70 – 170.98	3.28	0.73

	176.83	(55)	173.50 – 182.20	8.70	7.47

	176.83	(55)	185.40 – 189.30	3.90	12.30

	176.83	(55)	193.05 – 197.70	4.65	6.66

	176.83	(55)	201.50 – 203.50	2.00	1.48

	176.83	(55)	205.70 – 208.60	2.90	1.44

	176.83	(55)	219.10 – 221.30	2.20	0.83

	176.83	(55)	228.40 – 231.45	3.05	0.71

YRDH010	176.83	(55)	242.55 – 245.00	2.45	0.96

	154.83	(51)	12.20 – 19.40	7.20	4.93

	154.83	(51)	20.30 – 23.55	3.25	4.33

	154.83	(51)	57.40 – 64.20	6.80	0.98

	154.83	(51)	68.55 – 74.00	5.45	3.91

YRDH011	154.83	(51)	141.60 – 145.30	3.70	0.70

	156.5	(52.9)	4.25 – 6.30	2.05	1.53

	156.5	(52.9)	54.57 – 57.70	3.13	2.54

	156.5	(52.9)	93.60 – 96.15	2.55	3.95

	156.5	(52.9)	110.60 – 112.60	2.00	1.04

	156.5	(52.9)	122.60 – 130.50	7.90	1.92

	156.5	(52.9)	187.20 – 191.55	4.35	1.95

	156.5	(52.9)	193.45 – 195.50	2.05	3.07

YRDH012	156.5	(52.9)	199.28 – 203.23	3.95	1.14

Barrick Gold Corporation | Annual Report 2020	147

Management’s Discussion and Analysis

20 Loulo-Gounkoto Significant Interceptsa (continued)

		Drill Results from Q4 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

	164.66	(50.82)	0.00 – 2.00	2.00	1.34

	164.66	(50.82)	7.00 – 14.00	7.00	2.67

	164.66	(50.82)	15.00 – 22.00	7.00	0.73

	164.66	(50.82)	29.00 – 34.00	5.00	1.14

	164.66	(50.82)	57.00 – 60.00	3.00	0.97

	164.66	(50.82)	70.00 – 76.00	6.00	1.52

	164.66	(50.82)	120.00 – 130.00	10.00	2.26

	164.66	(50.82)	132.00 – 134.00	2.00	0.52

	164.66	(50.82)	153.00 – 156.00	3.00	1.11

	164.66	(50.82)	157.15 – 161.45	4.30	1.56

	164.66	(50.82)	207.15 – 213.30	6.15	1.31

	164.66	(50.82)	224.50 – 229.30	4.80	1.58

	164.66	(50.82)	251.15 – 255.55	4.40	9.01

	164.66	(50.82)	279.10 – 282.05	2.95	0.83

	164.66	(50.82)	303.20 – 310.00	6.80	0.91

	164.66	(50.82)	337.00 – 340.30	3.30	0.59

	164.66	(50.82)	352.20 – 355.00	2.80	0.53

YRRCDH001	164.66	(50.82)	357.20 – 365.95	8.75	1.12

	164.8	(52.8)	62.00 – 67.00	5.00	1.38

	164.8	(52.8)	79.00 – 81.00	2.00	0.63

	164.8	(52.8)	139.00 – 141.00	2.00	4.57

	164.8	(52.8)	227.10 – 231.10	4.00	1.23

	164.8	(52.8)	235.05 – 239.40	4.35	1.32

	164.8	(52.8)	254.30 – 256.30	2.00	2.18

YRRCDH002	164.8	(52.8)	286.20 – 289.20	3.00	1.00

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is less than 2 m total width.
b.

Loulo-Gounkoto drill hole nomenclature: Y/YA (Yalea), YR (Yalea Ridge), L3 (Loulo 3), GK (Gounkoto), GKUG (Gounkoto Undergroud), DB1 (Domain Boundary 1) followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling) and RCDH (RC/Diamond Tail).

c.	True widths of intercepts are uncertain at this stage.

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

148	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

21 Loulo-Gounkoto Significant Interceptsa

		Drill Results from Q3 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

DB1RC020	228.00	(51.00)	247.00 – 258.00	11.00	1.31

DB1RC022	226.33	(52.00)	155.00 – 157.00	2.00	1.20

DB1RC025	46.00	(66.00)	32.00 – 35.00	3.00	0.62

			417.25 – 419.25	2.00	6.24

L3DH255	220.02	(58.91)	423.65 – 428.20	4.55	1.46

			312.70 – 316.75	4.05	3.34

			329.00 – 331.75	2.75	8.36

L3DH256	237.71	(56.57)	333.80 – 336.60	2.80	2.57

			377.05 – 379.55	2.50	0.92

			382.25 – 385.20	2.95	7.02

			394.15 – 401.10	6.95	3.23

L3DH257	224.10	(78.82)	408.90 – 416.10	7.20	1.75

			490.20 – 503.90	13.70	6.41

L3DH258	215.16	(59.27)	506.90 – 510.90	4.00	22.11

			510.00 – 519.55	9.55	8.99

			523.15 – 528.00	4.85	2.82

			530.45 – 536.60	6.15	0.96

L3DH259	226.00	(69.00)	540.35 – 547.00	6.65	1.18

			633.30 – 644.15	10.85	2.86

			645.20 – 648.10	2.90	0.87

L3DH261	210.00	(60.00)	649.20 – 655.00	5.80	1.52

			644.40 – 646.55	2.15	2.96

			653.20 – 657.85	4.65	0.78

L3DH262	205.40	(66.76)	660.40 – 668.85	8.45	3.22

			582.75 – 593.85	11.10	8.77

			602.00 – 605.75	3.75	4.72

L3DH263	210.96	(55.13)	609.80 – 613.20	3.40	1.85

			681.80 – 695.35	13.55	2.08

L3DH264	208.45	(62.13)	703.25 – 707.35	4.10	1.67

			446.65 – 448.65	2.00	0.58

L3DH266	221.28	(61.00)	461.20 – 464.75	3.55	2.17

YADH147	68.98	(61.78)	902.60 – 907.30	4.70	1.98

			1,039.50 – 1,054.85	15.35	3.33

YADH149	69.92	(65.67)	1,055.65 – 1,069.60	13.95	4.85

			1,114.00 – 1,116.00	2.00	3.68

			1,122.80 – 1,143.00	20.20	4.77

			1,153.00 – 1,156.00	3.00	2.06

			1,167.50 – 1,169.50	2.00	8.42

			1,171.80 – 1,178.00	6.20	2.20

			1,181.00 – 1,185.85	4.85	1.68

YADH162	62.00	(64.00)	1,189.75 – 1,195.05	5.30	6.79

YADH165	70.00	(68.00)	982.15 – 1,000.70	18.55	2.35

			986.00 – 990.00	4.00	0.69

			996.50 – 1,001.80	5.30	1.17

YADH166	58.40	(68.02)	1,006.00 – 1,010.80	4.80	4.20

			1,077.00 – 1,084.00	7.00	3.20

YADH167	67.05	(64.06)	1,088.90 – 1,099.15	10.25	5.52

			833.00 – 837.00	4.00	5.35

			877.00 – 879.00	2.00	0.69

			885.20 – 888.80	3.60	2.25

			894.00 – 896.00	2.00	0.78

YADH168	67.00	(63.00)	1,000.75 – 1,009.00	8.25	6.58

			979.70 – 982.70	3.00	0.53

			1,015.90 – 1,018.00	2.10	1.79

YADH169	70.52	(60.17)	1,038.40 – 1,045.90	7.50	2.35

Barrick Gold Corporation | Annual Report 2020	149

Management’s Discussion and Analysis

21 Loulo-Gounkoto Significant Interceptsa (continued)

		Drill Results from Q3 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

			1,135.20 – 1,146.00	10.80	1.37

			1,153.90 – 1,159.20	5.30	0.56

			1,160.00 – 1,162.00	2.00	1.07

			1,168.90 – 1,171.00	2.10	1.16

			1,174.00 – 1,180.00	6.00	1.41

YADH170	67.00	(63.00)	1,196.00 – 1,200.00	4.00	1.27

			1,123.25 – 1,137.00	13.75	4.34

YADH171	63.31	(65.94)	1,144.00 – 1,160.00	16.00	2.33

			1,220.00 – 1,229.65	9.65	2.43

			1,232.10 – 1,239.00	6.90	1.47

			1,241.80 – 1,255.00	13.20	3.14

YADH66	60.00	(65.00)	1,261.00 – 1,264.00	3.00	1.01

			1,020.00 – 1,029.00	9.00	1.68

			1,031.00 – 1,038.20	7.20	0.91

			1,040.20 – 1,042.40	2.20	0.87

			1,053.00 – 1,059.00	6.00	0.77

YADH67	60.00	(69.00)	1,061.70 – 1,064.40	2.70	0.71

			1,212.00 – 1,220.00	8.00	1.07

			1,223.00 – 1,225.00	2.00	0.85

			1,241.70 – 1,285.50	43.80	5.35

			1,286.30 – 1,314.45	28.15	10.21

			1,321.00 – 1,324.05	3.05	0.91

YDH298W1	59.20	(76.30)	1,327.10 – 1,343.00	15.90	3.69

			1,108.60 – 1,114.65	6.05	1.27

YDH298W2	59.28	(75.44)	1,138.60 – 1,153.90	15.30	2.23

			48.00 – 50.00	2.00	1.45

			57.00 – 63.00	6.00	3.00

			65.00 – 79.00	14.00	2.06

			83.00 – 85.00	2.00	0.65

			89.00 – 92.00	3.00	0.88

			116.00 – 128.00	12.00	3.02

			135.00 – 140.00	5.00	0.52

			146.00 – 153.00	7.00	0.77

YRRC005	150.00	(51.00)	161.00 – 167.00	6.00	0.91

			61.00 – 66.00	5.00	0.99

			69.00 – 71.00	2.00	1.53

			75.00 – 82.00	7.00	1.57

			93.00 – 106.00	13.00	1.56

			116.00 – 122.00	6.00	1.40

YRRC006	150.36	(50.46)	140.00 – 144.00	4.00	2.00

			0.00 – 2.00	2.00	1.34

			7.00 – 14.00	7.00	2.67

			15.00 – 22.00	7.00	0.73

			29.00 – 34.00	5.00	1.14

			57.00 – 60.00	3.00	0.97

			70.00 – 76.00	6.00	1.52

			120.00 – 130.00	10.00	2.26

YRRCDH001	164.66	(50.82)	132.00 – 134.00	2.00	0.52

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is equal to or less than 2 m total width.
b.

Loulo – Gounkoto drill hole nomenclature: prospect initial Y/YA (Yalea), L3 (Loulo 3), GK (Gounkoto), GKUG (Gounkoto Underground), DB1 (Domain Boundary 1) followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling) RCDH (RC/Diamond Tail)

c.	True widths uncertain at this stage.

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

150	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

22 Nielle Significant Interceptsa

		Drill Results from Q4 2020
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

JBRC001	120	(50)	57.00 – 69.00	12.00	2.28

			12.00 – 15.00	3.00	0.57

JBAC006	120	(50)	27.00 – 30.00	3.00	0.87

			8.00 – 15.00	7.00	1.19

JBAC010	120	(50)	33.00 – 37.00	4.00	1.05

JBAC013	120	(50)	10.00 – 19.00	9.00	4.14

JBAC021	120	(50)	39.00 – 42.00	3.00	1.78

			57.00 – 61.00	4.00	1.28

			75.00 – 77.00	2.00	1.56

SNRC015	120	(50)	85.00 – 87.00	2.00	0.92

			47.00 – 52.00	5.00	1.01

SNRC016	120	(50)	89.00 – 91.00	2.00	1.10

SNRC017	120	(50)	60.00 – 73.00	13.00	1.38

			17.00 – 21.00	4.00	5.90

SNAC015	120	(50)	38.00 – 42.00	4.00	7.69

			21.00 – 25.00	4.00	4.11

SNAC016	120	(50)	32.00 – 36.00	4.00	1.25

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; 2 m for maximum internal dilution.
b.	Nielle drill hole nomenclature: prospect initial JB (Jubula), SN (Seydou North) followed by type of drilling RC (Reverse Circulation), AC (Air core).
c.	True widths are uncertain at this stage.

The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

Barrick Gold Corporation | Annual Report 2020	151

Management’s Discussion and Analysis

23 Kibali Significant Interceptsa

			Drill Results from Q4 2020
							Includingd
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)

IVRC0272	0	(90)	148.00 – 154.00	6.00	8.66	152 – 154	2.00	20.05

			9.00 – 13.00	4.00	1.67

IVRC0273	0	(90)	41.00 – 43.00	2.00	0.82

			151.00 – 153.00	2.00	1.74

IVRC0274	0	(90)	228.00 – 230.00	2.00	1.20

IVRC0275	0	(90)	54.00 – 62.00	8.00	1.03

			18.00 – 46.00	28.00	4.17	18 – 22	4.00	5.96

			18.00 – 46.00	28.00	4.17	31 – 36	5.00	14.03

IVRC0276	0	(90)	80.00 – 84.00	4.00	0.68

			146.00 – 150.00	4.00	2.63	146 – 147	1.00	4.00

IVRC0277	0	(90)	228.00 – 232.00	4.00	0.68

			4.00 – 8.00	4.00	1.00

IVRC0279	0	(90)	16.00 – 20.00	4.00	2.69	18 – 20	2.00	4.24

			26.00 – 28.00	2.00	2.00

IVRC0280	0	(90)	48.00 – 50.00	2.00	0.52

			26.80 – 34.00	7.20	1.06

			1368.60 – 1374.50	5.90	1.37

DDD603	125	(75)	1397.50 – 1409.00	11.50	0.99	1404 – 1406	2.00	2.45

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is equal to or less than 2 m total width.
b.	Kibali drill hole nomenclature: prospect initial IV (Ikamva) followed by type of drilling RC (Reverse Circulation). KCD diamond holes use the DDD initial.
c.	True widths uncertain at this stage.
d.	All including intercepts, calculated using a 0.5 g/t Au cutoff and are uncapped, minimum intercept width is 1m, no internal dilution, with grade significantly above (>40%) the overall intercept grade.

The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

152	Annual Report 2020 | Barrick Gold Corporation

Management’s Discussion and Analysis

24 Ngayu Significant Interceptsa

			Drill Results from Q4 2020
							Includingd
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)

	140	(45)	39.80 – 48.90	9.10	3.75	41.0 – 42.0	1.0	8.48

ITDD0003	140	(45)	39.80 – 48.90	9.10	3.75	45.0 – 46.2	1.2	9.30

	157	(50)	34.00 – 36.00	2.00	2.74

	157	(50)	44.00 – 47.20	3.20	0.71

ADDD0001	157	(50)	51.80 – 61.00	9.20	1.83	56.7 – 57.9	1.2	9.94

	139	(50)	11.40 – 13.70	2.30	1.36

	139	(50)	26.30 – 31.00	4.70	0.78

	139	(50)	34.10 – 52.50	18.40	2.64	34.1 – 46.0	11.9	3.04

	139	(50)	34.10 – 52.50	18.40	2.64	49.3 – 52.5	3.2	3.14

ADDD0002	139	(50)	69.20 – 72.00	2.80	1.86

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is equal to or less than 2 m total width.
b.	Ngayu drill hole nomenclature: prospect initial IT (Itali-Medere), AD (Andagbowa-Mokepa) followed by type of drilling DD (Diamond Drilling).
c.	True widths uncertain at this stage.
d.	Includings calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.

The drilling results for the Ngayu property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Ngayu property conform to industry accepted quality control methods.

Barrick Gold Corporation | Annual Report 2020	153

Management’s Discussion and Analysis

GLOSSARY OF TECHNICAL TERMS

ALL-IN SUSTAINING COSTS: A non-GAAP measure of cost per ounce/pound for gold/copper. Refer to page 118 of this MD&A for further information and a reconciliation of the measure.

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

C1 CASH COSTS: A non-GAAP measure of cost per pound for copper. Refer to page 138 of this MD&A for further information and a reconciliation of the measure.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before loss of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of gaining access to an ore body. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden (more commonly referred to as stripping in an open pit).

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays.

Reverse circulation: drilling that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.

In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help establish reserve estimates.

Step-out: drilling to intersect a mineralized horizon or structure along strike or down-dip.

EXPLORATION: Prospecting, sampling, mapping, drilling and other work involved in searching for ore.

FREE CASH FLOW: A non-GAAP measure that reflects our ability to generate cash flow. Refer to page 116 of this MD&A for a definition.

GRADE: The amount of metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves). Mill-head grade: metal content per tonne of ore going into a mill for processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for stacking ore for the purpose of heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 155 to 161 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 155 to 161 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounce is a unit of measure used for weighing gold at 999.9 parts per thousand purity and is equivalent to 31.1035g.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support future beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock dumps and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the valuable material recovered compared to the total material originally contained in the ore.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

ROASTING: The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

TOTAL CASH COSTS: A non-GAAP measure of cost per ounce for gold. Refer to page 118 of this MD&A for further information and a reconciliation of the measure.

154	Annual Report 2020 | Barrick Gold Corporation

Mineral Reserves and Mineral Resources

The tables on the next seven pages set forth Barrick’s interest in the total proven and probable gold, silver and copper reserves and in the total measured, indicated and inferred gold, silver and copper resources and certain related information at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 156 to 161.

The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

DEFINITIONS

A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Barrick Gold Corporation | Annual Report 2020	155

Mineral Reserves and Mineral Resources

GOLD MINERAL RESERVES1,2,3

As at December 31, 2020	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%)	–	–	–	6.9	8.92	2.0	6.9	8.92	2.0

Buzwagi surface (84.00%)	1.7	0.76	0.042	–	–	–	1.7	0.76	0.042

Jabal Sayid surface	0.12	0.29	0.0012	–	–	–	0.12	0.29	0.0012

Jabal Sayid underground	5.0	0.19	0.030	7.2	0.25	0.059	12	0.23	0.089

Jabal Sayid (50.00%) total	5.1	0.19	0.031	7.2	0.25	0.059	12	0.23	0.090

Kibali surface	3.4	2.68	0.29	11	2.40	0.84	14	2.47	1.1

Kibali underground	5.7	5.32	0.98	14	4.61	2.1	20	4.81	3.1

Kibali (45.00%) total	9.1	4.34	1.3	25	3.66	3.0	34	3.84	4.2

Loulo-Gounkoto surface	8.3	2.88	0.77	8.4	3.54	0.95	17	3.21	1.7

Loulo-Gounkoto underground	9.8	4.49	1.4	21	5.12	3.5	31	4.93	5.0

Loulo-Gounkoto (80.00%) total	18	3.75	2.2	30	4.68	4.5	48	4.33	6.7

North Mara surface	0.10	8.43	0.028	18	1.40	0.83	18	1.44	0.85

North Mara underground	2.1	6.94	0.46	5.3	4.25	0.72	7.3	5.01	1.2

North Mara (84.00%) total	2.2	7.01	0.49	24	2.04	1.5	26	2.46	2.0

Tongon surface (89.70%)	4.1	1.62	0.21	5.2	2.15	0.36	9.3	1.92	0.57

AFRICA AND MIDDLE EAST TOTAL	40	3.27	4.2	98	3.62	11	140	3.52	16

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12

Porgera surface[4]	–	–	–	9.2	3.66	1.1	9.2	3.66	1.1

Porgera underground[4]	1.1	6.79	0.24	5.1	6.25	1.0	6.3	6.34	1.3

Porgera (47.50%) total[4]	1.1	6.79	0.24	14	4.59	2.1	15	4.75	2.4

Pueblo Viejo surface (60.00%)	14	2.41	1.1	69	2.29	5.1	83	2.31	6.2

Veladero surface (50.00%)	11	0.45	0.15	97	0.78	2.4	110	0.75	2.6

LATIN AMERICA AND ASIA PACIFIC TOTAL	140	0.86	3.9	660	0.88	19	810	0.88	23

NORTH AMERICA

Carlin surface	41	2.62	3.4	51	1.89	3.1	91	2.21	6.5

Carlin underground	12	9.49	3.8	6.9	8.58	1.9	19	9.17	5.6

Carlin (61.50%) total[5]	53	4.22	7.2	57	2.69	5.0	110	3.42	12

Cortez surface	3.6	1.89	0.22	49	1.50	2.3	52	1.52	2.6

Cortez underground[6]	0.98	8.62	0.27	10	9.46	3.1	11	9.38	3.4

Cortez (61.50%) total	4.6	3.34	0.49	59	2.89	5.5	64	2.92	6.0

Hemlo surface	0.57	0.77	0.014	–	–	–	0.57	0.77	0.014

Hemlo underground	0.75	4.97	0.12	8.3	5.09	1.3	9.0	5.08	1.5

Hemlo (100%) total	1.3	3.15	0.13	8.3	5.09	1.3	9.6	4.82	1.5

Long Canyon surface (61.50%)	0.53	2.04	0.035	2.6	2.24	0.19	3.1	2.21	0.22

Phoenix surface (61.50%)	9.5	0.65	0.20	86	0.58	1.6	95	0.58	1.8

Turquoise Ridge surface	16	2.15	1.1	9.9	1.85	0.59	26	2.03	1.7

Turquoise Ridge underground	11	10.85	3.8	6.1	11.05	2.2	17	10.92	6.0

Turquoise Ridge (61.50%) total	27	5.72	4.9	16	5.34	2.7	43	5.58	7.7

NORTH AMERICA TOTAL	96	4.22	13	230	2.21	16	320	2.80	29

TOTAL	280	2.37	21	990	1.46	47	1,300	1.66	68

See “Mineral Reserves and Resources Endnotes”.

156	Annual Report 2020 | Barrick Gold Corporation

Mineral Reserves and Mineral Resources

COPPER MINERAL RESERVES1,2,3,7

As at December 31, 2020	PROVEN			PROBABLE			TOTAL
Based on attributable pounds	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%)	–	–	–	6.9	0.51	78	6.9	0.51	78

Jabal Sayid surface	0.12	2.70	7.3	–	–	–	0.12	2.70	7.3

Jabal Sayid underground	5.0	2.41	260	7.2	2.17	350	12	2.26	610

Jabal Sayid (50.00%) total	5.1	2.42	270	7.2	2.17	350	12	2.27	620

Lumwana surface (100%)	39	0.49	430	460	0.57	5,900	500	0.57	6,300

AFRICA AND MIDDLE EAST TOTAL	44	0.71	700	480	0.60	6,300	520	0.61	7,000

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.19	480	480	0.23	2,400	600	0.22	2,900

Zaldívar surface (50.00%)	170	0.46	1,700	62	0.41	560	230	0.45	2,300

LATIN AMERICA AND ASIA PACIFIC TOTAL	290	0.35	2,200	550	0.25	3,000	830	0.28	5,200

NORTH AMERICA

Phoenix surface (61.50%)	22	0.20	97	110	0.17	420	130	0.18	520

NORTH AMERICA TOTAL	22	0.20	97	110	0.17	420	130	0.18	520

TOTAL	350	0.39	3,000	1,100	0.39	9,700	1,500	0.39	13,000
See “Mineral Reserves and Resources Endnotes”.
SILVER MINERAL RESERVES[1,2,3,7]
As at December 31, 2020	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%)	–	–	–	6.9	6.27	1.4	6.9	6.27	1.4

AFRICA AND MIDDLE EAST TOTAL	–	–	–	6.9	6.27	1.4	6.9	6.27	1.4
LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29

Pueblo Viejo surface (60.00%)	14	12.01	5.5	69	15.81	35	83	15.16	40

Veladero surface (50.00%)	11	12.56	4.3	97	14.46	45	110	14.27	50

LATIN AMERICA AND ASIA PACIFIC TOTAL	140	3.75	17	650	4.91	100	790	4.70	120

NORTH AMERICA

Phoenix surface (61.50%)	9.5	7.83	2.4	86	6.90	19	95	6.99	21

NORTH AMERICA TOTAL	9.5	7.83	2.4	86	6.90	19	95	6.99	21
TOTAL	150	4.01	19	740	5.15	120	890	4.96	140

See “Mineral Reserves and Resources Endnotes”.

Barrick Gold Corporation | Annual Report 2020	157

Mineral Reserves and Mineral Resources

GOLD MINERAL RESOURCES1,2,3,8,9

As at December 31, 2020	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%)	–	–	–	11	9.75	3.6	3.6	28	7.8	7.0

Buzwagi surface (84.00%)	1.7	0.76	0.042	3.4	1.25	0.14	0.18	–	–	–

Jabal Sayid surface	0.12	0.29	0.0012	–	–	–	0.0012	–	–	–

Jabal Sayid underground	4.6	0.21	0.031	9.8	0.36	0.11	0.14	2.3	0.4	0.028

Jabal Sayid (50.00%) total	4.7	0.21	0.032	9.8	0.36	0.11	0.14	2.3	0.4	0.028

Kibali surface	5.3	2.61	0.44	19	2.25	1.4	1.8	2.4	2.3	0.18

Kibali underground	13	4.85	2.0	25	4.00	3.2	5.1	5.1	3.0	0.50

Kibali (45.00%) total	18	4.19	2.4	44	3.23	4.6	7.0	7.5	2.8	0.67

Loulo-Gounkoto surface	9.8	2.83	0.89	12	3.22	1.3	2.1	3.1	2.3	0.23

Loulo-Gounkoto underground	17	4.50	2.5	25	5.32	4.3	6.9	16	3.4	1.7

Loulo-Gounkoto (80.00%) total	27	3.90	3.4	38	4.64	5.6	9.0	19	3.2	2.0

North Mara surface	21	2.00	1.3	28	1.58	1.4	2.7	11	1.3	0.48

North Mara underground	1.2	5.42	0.20	9.0	3.41	0.99	1.2	8.3	4.4	1.2

North Mara (84.00%) total	22	2.18	1.5	37	2.03	2.4	3.9	20	2.6	1.6

Tongon surface (89.70%)	4.6	1.80	0.27	6.9	2.36	0.52	0.79	2.5	2.6	0.21

AFRICA AND MIDDLE EAST TOTAL	78	3.07	7.7	150	3.51	17	25	79	4.5	11

LATIN AMERICA AND ASIA PACIFIC

Alturas surface (100%)	–	–	–	–	–	–	–	260	1.1	8.9

Lagunas Norte surface (100%)	1.4	0.94	0.043	57	2.31	4.2	4.3	1.4	1.1	0.050

Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4

Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86

Porgera surface[4]	–	–	–	20	3.21	2.0	2.0	7.6	2.5	0.60

Porgera underground[4]	1.2	6.66	0.27	8.1	6.20	1.6	1.9	2.6	6.5	0.55

Porgera (47.50%) total[4]	1.2	6.66	0.27	28	4.09	3.6	3.9	10	3.5	1.1

Pueblo Viejo surface (60.00%)	67	2.10	4.5	150	2.07	10	15	41	1.8	2.4

Veladero surface (50.00%)	12	0.43	0.17	130	0.68	2.9	3.1	32	0.6	0.58

LATIN AMERICA AND ASIA PACIFIC TOTAL	320	1.12	11	1,800	0.98	58	70	730	0.8	18

NORTH AMERICA

Carlin surface	49	2.45	3.9	140	1.50	6.8	11	12	1.1	0.42

Carlin underground	20	8.22	5.2	11	7.72	2.7	7.9	5.1	7.3	1.2

Carlin (61.50%) total[5]	69	4.09	9.0	150	1.94	9.5	19	17	3.0	1.6

Cortez surface	4.2	1.88	0.25	94	1.23	3.7	4.0	46	0.5	0.75

Cortez underground[6]	1.3	8.11	0.34	35	7.11	7.9	8.2	13	6.3	2.7

Cortez (61.50%) total	5.5	3.36	0.59	130	2.82	12	12	59	1.8	3.4

Donlin surface (50.00%)	3.9	2.52	0.31	270	2.24	19	20	46	2.0	3.0

Fourmile underground (100%)	–	–	–	1.4	10.22	0.47	0.47	6.6	10.9	2.3

Hemlo surface	0.57	0.77	0.014	27	0.90	0.77	0.79	5.4	0.9	0.15

Hemlo underground	1.2	4.72	0.18	14	5.10	2.4	2.5	4.0	5.7	0.74

Hemlo (100%) total	1.7	3.42	0.19	41	2.37	3.1	3.3	9.4	3.0	0.90

Long Canyon surface	0.94	2.45	0.074	9.5	2.52	0.77	0.84	2.9	1.5	0.14

Long Canyon underground	0.083	11.84	0.032	0.99	9.76	0.31	0.34	0.13	7.4	0.031

Long Canyon (61.50%) total	1.0	3.21	0.11	10	3.21	1.1	1.2	3.0	1.7	0.17

Phoenix surface (61.50%)	17	0.56	0.30	180	0.50	3.0	3.3	14	0.4	0.21

Turquoise Ridge surface	27	2.13	1.8	24	1.97	1.5	3.4	10	1.8	0.60

Turquoise Ridge underground	13	10.92	4.5	7.3	10.95	2.6	7.1	1.8	10.1	0.58

Turquoise Ridge (61.50%) total	39	4.98	6.3	32	4.05	4.1	10	12	3.0	1.2

NORTH AMERICA TOTAL	140	3.83	17	820	1.99	52	69	170	2.4	13

TOTAL	530	2.11	36	2,800	1.41	130	160	980	1.4	43

See “Mineral Reserves and Resources Endnotes”.

158	Annual Report 2020 | Barrick Gold Corporation

Mineral Reserves and Mineral Resources

COPPER MINERAL RESOURCES1,3,7,8,9

As at December 31, 2020	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable pounds	Tonnes (Mt)	Grade (%)	Contained lbs (Mlb)	Tonnes (Mt)	Grade (%)	Contained lbs (Mlb)	Contained lbs (Mlb)	Tonnes (Mt)	Grade (%)	Contained lbs (Mlb)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%)	–	–	–	11	0.49	120	120	28	0.5	280

Jabal Sayid surface	0.12	2.70	7.3	–	–	–	7.3	–	–	–

Jabal Sayid underground	4.6	2.73	280	9.8	2.35	510	790	2.3	1.6	79

Jabal Sayid (50.00%) total	4.7	2.73	280	9.8	2.35	510	790	2.3	1.6	79

Lumwana surface (100%)	56	0.50	620	970	0.54	11,000	12,000	1.5	0.4	12

AFRICA AND MIDDLE EAST TOTAL	61	0.67	900	990	0.55	12,000	13,000	32	0.5	370

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	170	0.21	790	1,000	0.21	4,700	5,500	360	0.2	1,400

Zaldívar surface (50.00%)	330	0.40	2,900	270	0.38	2,300	5,200	31	0.4	270

LATIN AMERICA AND ASIA PACIFIC TOTAL	500	0.33	3,700	1,300	0.24	7,000	11,000	390	0.2	1,700

NORTH AMERICA

Phoenix surface (61.50%)	40	0.18	160	240	0.15	820	970	21	0.1	68

NORTH AMERICA TOTAL	40	0.18	160	240	0.15	820	970	21	0.1	68

TOTAL	600	0.36	4,800	2,500	0.36	20,000	25,000	440	0.2	2,200

See “Mineral Reserves and Resources Endnotes”.

SILVER MINERAL RESOURCES1,3,7,8,9

As at December 31, 2020	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)

AFRICA AND MIDDLE EAST
Bulyanhulu underground (84.00%)	–	–	–	11	7.45	2.7	2.7	28	7.1	6.3

AFRICA AND MIDDLE EAST TOTAL	–	–	–	11	7.45	2.7	2.7	28	7.1	6.3

LATIN AMERICA AND ASIA PACIFIC

Lagunas Norte surface (100%)	1.4	2.69	0.12	57	5.40	9.9	10	1.4	3.5	0.16

Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11

Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8

Pueblo Viejo surface (60.00%)	67	10.62	23	150	11.96	59	82	41	7.8	10

Veladero surface (50.00%)	12	12.05	4.8	130	13.90	60	65	32	14.2	15

LATIN AMERICA AND ASIA PACIFIC TOTAL	320	11.49	120	1,800	14.20	830	950	460	3.1	45

NORTH AMERICA

Phoenix surface (61.50%)	16	7.01	3.7	180	6.28	37	41	14	5.9	2.6

NORTH AMERICA TOTAL	16	7.01	3.7	180	6.28	37	41	14	5.9	2.6

TOTAL	330	11.27	120	2,000	13.44	870	990	500	3.4	54

See “Mineral Reserves and Resources Endnotes”.

Barrick Gold Corporation | Annual Report 2020	159

Mineral Reserves and Mineral Resources

SUMMARY GOLD MINERAL RESERVES1,2,3

For the years ended December 31	2020				2019
Based on attributable ounces	Ownership %	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)	Ownership %	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface[12]	84.00%	–	–	–	84.00%	1.1	1.19	0.041

Bulyanhulu underground[12]	84.00%	6.9	8.92	2.0	84.00%	6.4	10.70	2.2

Bulyanhulu Total[12]	84.00%	6.9	8.92	2.0	84.00%	7.5	9.34	2.2

Buzwagi surface[12]	84.00%	1.7	0.76	0.042	84.00%	5.1	0.84	0.14

Jabal Sayid surface	50.00%	12	0.23	0.090	50.00%	13	0.24	0.097

Kibali surface	45.00%	14	2.47	1.1	45.00%	11	2.92	0.99

Kibali underground	45.00%	20	4.81	3.1	45.00%	20	4.87	3.2

Kibali Total	45.00%	34	3.84	4.2	45.00%	31	4.20	4.2

Loulo-Gounkoto surface	80.00%	17	3.21	1.7	80.00%	18	3.28	1.9

Loulo-Gounkoto underground	80.00%	31	4.93	5.0	80.00%	27	5.16	4.5

Loulo-Gounkoto Total	80.00%	48	4.33	6.7	80.00%	45	4.41	6.4

North Mara surface[12]	84.00%	18	1.44	0.85	84.00%	15	1.49	0.73

North Mara underground[12]	84.00%	7.3	5.01	1.2	84.00%	5.8	5.40	1.0

North Mara Total[12]	84.00%	26	2.46	2.0	84.00%	21	2.57	1.7

Tongon surface	89.70%	9.3	1.92	0.57	89.70%	8.9	2.14	0.61

Massawa surface[13]					83.25%	17	3.94	2.2

AFRICA AND MIDDLE EAST TOTAL		140	3.52	16		150	3.69	18

LATIN AMERICA AND ASIA PACIFIC

Lagunas Norte	100%	–	–	–	100%	–	–	–

Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12.0

Porgera surface[4]	47.50%	9.2	3.66	1.1	47.50%	8.5	3.63	0.99

Porgera underground[4]	47.50%	6.3	6.34	1.3	47.50%	6.6	6.33	1.3

Porgera Total[4]	47.50%	15	4.75	2.4	47.50%	15	4.81	2.3

Pueblo Viejo surface	60.00%	83	2.31	6.2	60.00%	71	2.49	5.7

Veladero surface	50.00%	110	0.75	2.6	50.00%	120	0.73	2.8

LATIN AMERICA AND ASIA PACIFIC TOTAL		810	0.88	23		810	0.87	22

NORTH AMERICA

Carlin surface[5]	61.50%	91	2.21	6.5	61.50%	100	2.15	7.1

Carlin Underground[5]	61.50%	19	9.17	5.6	61.50%	19	9.59	5.9

Carlin Total[5]	61.50%	110	3.42	12	61.50%	120	3.32	13.0

Cortez surface	61.50%	52	1.52	2.6	61.50%	57	1.35	2.5

Cortez Underground[6]	61.50%	11	9.38	3.4	61.50%	11	9.91	3.6

Cortez Total	61.50%	64	2.92	6.0	61.50%	69	2.77	6.1

Hemlo surface	100%	0.57	0.77	0.014	100%	1.6	1.28	0.066

Hemlo underground	100%	9.0	5.08	1.5	100%	9.0	4.37	1.3

Hemlo Total	100%	9.6	4.82	1.5	100%	11	3.90	1.3

Long Canyon surface	61.50%	3.1	2.21	0.22	61.50%	4.9	2.48	0.39

Phoenix surface	61.50%	95	0.58	1.8	61.50%	100	0.59	2.0

Turquoise Ridge surface	61.50%	26	2.03	1.7	61.50%	34	1.95	2.1

Turquoise Ridge underground	61.50%	17	10.92	6.0	61.50%	18	10.90	6.2

Turquoise Ridge Total	61.50%	43	5.58	7.7	61.50%	51	5.02	8.3

NORTH AMERICA TOTAL		320	2.80	29		360	2.68	31

TOTAL		1,300	1.66	68		1,300	1.68	71

See “Mineral Reserves and Resources Endnotes”.

160	Annual Report 2020 | Barrick Gold Corporation

Mineral Reserves and Mineral Resources

MINERAL RESERVES AND RESOURCES ENDNOTES

1.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2020 (unless otherwise noted) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of regional Mineral Resource Managers Simon Bottoms, Africa & Middle East Mineral Resource Manager and Chad Yuhasz, Latin America & Australia Pacific Mineral Resource Manager, Craig Fiddes, North America Resource Modeling Manager and reviewed by Rodney Quick, Barrick Executive Mineral Resource Management and Evaluation. Reserves have been estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.30 CAD/US$. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2020 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

2.

In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.	All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit.

4.

Porgera mineral reserves and mineral resources are reported on a 47.5% interest basis, reflecting Barrick’s undisputed ownership position prior to April 24, 2020, and the ownership position Barrick is asserting in its legal proceedings in Papua New Guinea court. On August 16, 2019, the special mining lease (the “SML”) at Porgera was terminated and on April 24, 2020, the Government of Papua New Guinea indicated that the SML would not be extended. On October 15, 2020, Barrick Niugini Limited and Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. It further indicated that the parties had agreed in principle that Papua New Guinea will take a major share of equity under the new arrangements, BNL will retain operatorship, and there will be a fair sharing of the economic benefits. Efforts to reach a memorandum of agreement to make these concepts and additional points binding are ongoing and, at this time, it is not certain when a binding memorandum of agreement will be reached by the parties or what the final terms will be (including Barrick’s percentage ownership interest in the Porgera mine). BNL remains in possession of the mine to conduct care and maintenance. For additional information, see page 60 of Barrick’s Annual Report 2020.

5.	Includes South Arturo on a 36.9% basis.
6.

Cortez underground includes 3.9 million tonnes at 9.69 g/t for 1.2 million ounces of probable reserves, 26 million tonnes at 6.57 g/t for 5.5 million ounces of indicated resources and 12 million tonnes at 6.2 g/t for 2.5 million ounces of inferred resources related to Goldrush. As noted in endnote #8, mineral resources are reported on an inclusive basis.

7.

2020 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as Gold, Copper & Silver mineral resources and mineral reserves.

8.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
9.	Mineral resources are reported inclusive of mineral reserves.
10.	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.
11.	All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.
12.

Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not already own, bringing its ownership of Bulyanhulu, North Mara, and Buzwagi up from 63.9% to 100%. On January 24, 2020, Barrick announced the signing of an agreement with the Government of Tanzania (“GoT”), through which, among other things, the GoT acquired a 16% free-carried interest in these sites, made effective January 1, 2020. For convenience, Barrick is reporting the 2019 mineral reserves and resources at 84% ownership interest.

13.	On March 4, 2020, Barrick sold its interest in Massawa to Teranga Gold Corporation. For additional information, see page 60 of Barrick’s Annual Report 2020.

Barrick Gold Corporation | Annual Report 2020	161

Management’s Responsibility

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Graham Shuttleworth

Senior Executive Vice President

and Chief Financial Officer

February 17, 2021

Management’s Report on Internal

Control over Financial Reporting

Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2020. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2020.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2020 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 163-165 of Barrick’s 2020 Annual Financial Statements.

162	Annual Report 2020 | Barrick Gold Corporation

Independent Auditor’s Report

Independent Auditor’s Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barrick Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Barrick Gold Corporation | Annual Report 2020	163

Independent Auditor’s Report

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit & Risk Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment (impairment reversal) assessments for goodwill and other non-current assets and the measurement of initial fair value assigned to non-controlling interests

As described in Notes 2, 3, 4, 10, 19, 20 and 21 to the consolidated financial statements, the Company’s goodwill and other non-current assets are tested for impairment if there is an indicator of impairment (or reversal of impairment), and in the case of goodwill, annually during the fourth quarter. Impairment assessments and impairment reversal assessments for other non-current assets are conducted at the level of the cash generating unit (CGU), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment and impairment reversal assessments. The Company’s goodwill and other non-current assets balances at December 31, 2020 were $4.8 billion and $33.6 billion, respectively. During 2020, indicators of impairment were identified for the Veladero and Porgera CGUs and indicators of impairment reversal were identified for the Bulyanhulu, Buzwagi and North Mara CGUs. The Company identified that the Fair Value Less Costs of Disposal (FVLCD) exceeded the carrying value of the Bulyanhulu and the North Mara CGUs and recognized other non-current asset impairment reversals of $663 million and $46 million, for the Bulyanhulu and North Mara CGUs, respectively. The Company concluded that the carrying amounts of the Veladero and Porgera CGUs remained recoverable. The Company measures non-controlling interests at fair value at initial recognition. During 2020, the Company recognized a non-controlling interest of $238 million for the fair value of the Government of Tanzania’s 16% interests in the Bulyanhulu, Buzwagi and North Mara mines. Management estimated the recoverable amounts of the CGUs as the FVLCD and the fair value of the non-controlling interests issued using discounted estimates of future cash flows derived from the most recent life of mine (LOM) plan, estimated fair values of mineral resources outside LOM plans and the application of a specific Net Asset Value (NAV) multiple for each CGU. Management’s estimates of FVLCD and the fair value of the non-controlling interests issued included significant assumptions and estimates with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans. Management’s estimates of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment (impairment reversal) assessments for goodwill and other non-current assets and the measurement of initial fair value assigned to non-controlling interests issued is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, in estimating the FVLCD of the CGUs and the fair value of the non-controlling interests issued; (ii) the degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the significant assumptions and estimates with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment (impairment reversal) assessments for goodwill and other non-current assets and the measurement of the initial fair value assigned to non-controlling interests issued, including controls over the significant assumptions used in management’s estimates of the FVLCD of the CGUs and the fair value of the non-controlling interests issued. These procedures also included, among others: testing management’s process for determining the estimates of FVLCD for the CGUs with goodwill and for each CGU where there is an indicator of impairment (or reversal of impairment) and the fair value of the non-controlling interests issued; evaluating the appropriateness of the methods and discounted cash flow models used; testing the completeness and accuracy of underlying data used in the models and evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD and the fair value of the non-controlling interests issued. Evaluating the reasonableness of future metal price assumptions involved comparing those prices to external industry data. Evaluating the reasonableness of operating and capital costs was done by comparing those costs to recent actual operating and capital costs incurred and assessing whether these assumptions were consistent with evidence obtained in other areas of the audit, where appropriate. Evaluating the NAV multiple assumptions was done by comparing the assumptions to evidence of value from comparable market information. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans. As a basis for using this work, the qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists and evaluation of their findings. Professionals with specialized skill and knowledge assisted us in evaluating the reasonableness of the weighted average costs of capital and NAV multiples.

Uncertain tax positions

As described in Notes 2, 3 and 36 to the consolidated financial statements, the Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. As disclosed by management, the Company operates in certain jurisdictions that have increased degrees of political and sovereign risk and while host governments have historically supported the development of natural resources by foreign companies, tax legislation in these jurisdictions is developing. Management is required to assess uncertainties and make judgments when assessing the outcome and amounts recorded for uncertain tax positions. If actual results are significantly different from the Company’s assessments, this could necessitate future adjustments to tax income and expense already recorded.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) the significant judgment by management when assessing the outcome and amounts recorded for uncertain tax positions, which include a high degree of estimation uncertainty; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s timely identification, recognition and measurement of uncertain tax positions; (iii) the evaluation of audit evidence available to support the amounts recorded for uncertain tax positions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

164	Annual Report 2020 | Barrick Gold Corporation

Independent Auditor’s Report

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the amounts recorded for uncertain tax positions, controls addressing the completeness of the uncertain tax positions, and controls over the measurement of the amounts recorded. These procedures also included, among others, testing the information used in the calculations of the amounts recorded for uncertain tax positions; testing the calculations of the amounts recorded for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions; and testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position by reading correspondence with tax authorities. Professionals with specialized skill and knowledge assisted us in the evaluation of the status and results of income tax assessments including obtaining and reading external legal advice related to management’s positions, where applicable. These professionals with specialized skill and knowledge also assisted us in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are probable of being accepted by the taxation authority, the application of relevant tax laws, and estimated interest and penalties.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 17, 2021

We have served as the Company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the Company.

Barrick Gold Corporation | Annual Report 2020	165

Financial Statements

Consolidated Statements of Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)	2020	2019

Revenue (notes 5 and 6)	$12,595	$9,717

Costs and expenses

Cost of sales (notes 5 and 7)	7,417	6,911

General and administrative expenses (note 11)	185	212

Exploration, evaluation and project expenses (notes 5 and 8)	295	342

Impairment reversals (note 10)	(269)	(1,423)

Loss on currency translation	50	109

Closed mine rehabilitation (note 27b)	90	5

Income from equity investees (note 16)	(288)	(165)

Other (income) expense (note 9)	(178)	(3,100)

Income before finance items and income taxes	5,293	6,826

Finance costs, net (note 14)	(347)	(469)

Income before income taxes	4,946	6,357

Income tax expense (note 12)	(1,332)	(1,783)

Net income	$3,614	$4,574

Attributable to:

Equity holders of Barrick Gold Corporation	$2,324	$3,969

Non-controlling interests (note 32)	$1,290	$605

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)

Net income

Basic	$1.31	$2.26

Diluted	$1.31	$2.26

The accompanying notes are an integral part of these consolidated financial statements.

166	Annual Report 2020 | Barrick Gold Corporation

Financial Statements

Consolidated Statements of

Comprehensive Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2020	2019

Net income	$3,614	$4,574

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $nil and $nil	(3)	–

Realized (gains) losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	4	–

Currency translation adjustments, net of tax $nil and $nil	(7)	(6)

Items that will not be reclassified to profit or loss:

Actuarial gain (loss) on post-employment benefit obligations, net of tax $1 and ($3)	(6)	(6)

Net change in value of equity investments, net of tax ($38) and $nil	148	48

Total other comprehensive income	136	36

Total comprehensive income	$3,750	$4,610

Attributable to:

Equity holders of Barrick Gold Corporation	$2,460	$4,005

Non-controlling interests	$1,290	$605

The accompanying notes are an integral part of these consolidated financial statements.

Barrick Gold Corporation | Annual Report 2020	167

Financial Statements

Consolidated Statements of Cash Flow

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2020	2019

OPERATING ACTIVITIES

Net income	$3,614	$4,574

Adjustments for the following items:

Depreciation	2,208	2,032

Finance costs (note 14)	364	500

Net impairment reversals (note 10)	(269)	(1,423)

Income tax expense (note 12)	1,332	1,783

Loss on currency translation	50	109

Gain on sale of non-current assets (note 9)	(180)	(441)

Remeasurement of Turquoise Ridge to fair value (note 4)	–	(1,886)

Change in working capital (note 15)	(308)	(357)

Other operating activities (note 15)	(381)	(1,113)

Operating cash flows before interest and income taxes	6,430	3,778

Interest paid	(295)	(333)

Income taxes paid[1]	(718)	(612)
Net cash provided by operating activities	5,417	2,833

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(2,054)	(1,701)

Sales proceeds	45	41

Divestitures (note 4)	283	750

Investment sales (purchases)	220	(4)

Cash acquired in merger (note 4)	–	751

Other investing activities (note 15)	220	213

Net cash provided by (used in) investing activities	(1,286)	50

FINANCING ACTIVITIES

Lease repayments	(26)	(28)

Debt repayments	(353)	(281)

Dividends (note 31)	(547)	(548)

Funding from non-controlling interests (note 32)	11	140

Disbursements to non-controlling interests (note 32)	(1,367)	(421)

Other financing activities (note 15)	28	(1)

Net cash used in financing activities	(2,254)	(1,139)

Effect of exchange rate changes on cash and equivalents	(3)	(1)

Net increase (decrease) in cash and equivalents	1,874	1,743

Cash and equivalents at beginning of year (note 25a)	3,314	1,571

Cash and equivalents at the end of year	$5,188	$3,314

1 Income taxes paid excludes $203 million (2019: $115 million) of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these consolidated financial statements.

168	Annual Report 2020 | Barrick Gold Corporation

Financial Statements

Consolidated Balance Sheets

Barrick Gold Corporation As at December 31 (in millions of United States dollars)	2020	2019

ASSETS

Current assets

Cash and equivalents (note 25a)	$5,188	$3,314

Accounts receivable (note 18)	558	363

Inventories (note 17)	1,878	2,289

Other current assets (note 18)	519	565

Total current assets (excluding assets classified as held-for-sale)	8,143	6,531

Assets classified as held-for-sale (note 4)	–	356
Total current assets	8,143	6,887
Non-current assets

Non-current portion of inventory (note 17)	2,566	2,300

Equity in investees (note 16)	4,670	4,527

Property, plant and equipment (note 19)	24,628	24,141

Intangible assets (note 20a)	169	226

Goodwill (note 20b)	4,769	4,769

Deferred income tax assets (note 30)	98	235

Other assets (note 22)	1,463	1,307
Total assets	$46,506	$44,392

LIABILITIES AND EQUITY
Current liabilities

Accounts payable (note 23)	$1,458	$1,155

Debt (note 25b)	20	375

Current income tax liabilities	436	224

Other current liabilities (note 24)	306	622
Total current liabilities	2,220	2,376
Non-current liabilities

Debt (note 25b)	5,135	5,161

Provisions (note 27)	3,139	3,114

Deferred income tax liabilities (note 30)	3,034	3,091

Other liabilities (note 29)	1,268	823
Total liabilities	14,796	14,565
Equity
Capital stock (note 31)	29,236	29,231
Deficit	(7,949)	(9,722)
Accumulated other comprehensive loss	14	(122)

Other	2,040	2,045
Total equity attributable to Barrick Gold Corporation shareholders	23,341	21,432

Non-controlling interests (note 32)	8,369	8,395
Total equity	31,710	29,827

Contingencies and commitments (notes 2, 17, 19 and 36)
Total liabilities and equity	$46,506	$44,392

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

Mark Bristow, Director	J. Brett Harvey, Director

Barrick Gold Corporation | Annual Report 2020	169

Financial Statements

Consolidated Statements of

Changes in Equity

		Attributable to equity holders of the Company

Barrick Gold Corporation (in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss) [1]	Other [2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2020	1,777,927	$29,231	$(9,722)	$(122)	$2,045	$21,432	$ 8,395	$29,827

Net income	–	–	2,324	–	–	2,324	1,290	3,614

Total other comprehensive income	–	–	–	136	–	136	–	136

Total comprehensive income	–	$–	$2,324	$ 136	$–	$ 2,460	$ 1,290	$3,750

Transactions with owners

Dividends (note 31)	–	–	(547)	–	–	(547)	–	(547)

Issuance of 16% interest in Tanzania mines (note 21)	–	–	–	–	–	–	238	238

Sale of Acacia exploration properties	–	–	–	–	(13)	(13)	13	–

Issued on exercise of stock options	99	1	–	–	–	1	–	1

Funding from non-controlling interests (note 32)	–	–	–	–	–	–	11	11

Disbursements to non-controlling interests (note 32)	–	–	–	–	–	–	(1,578)	(1,578)

Dividend reinvestment plan (note 31)	164	4	(4)	–	–	–	–	–

Share-based payments	–	–	–	–	8	8	–	8

Total transactions with owners	263	$5	$(551)	$ –	$(5)	$ (551)	$(1,316)	$(1,867)
At December 31, 2020	1,778,190	$29,236	$(7,949)	$ 14	$2,040	$23,341	$ 8,369	$31,710

At January 1, 2019	1,167,847	$20,883	$(13,453)	$(158)	$321	$ 7,593	$ 1,792	$9,385

Net income	–	–	3,969	–	–	3,969	605	4,574

Total other comprehensive income	–	–	–	36	–	36	–	36

Total comprehensive income	–	$–	$3,969	$ 36	$–	$ 4,005	$ 605	$4,610

Transactions with owners

Dividends	–	–	(218)	–	–	(218)	–	(218)

Merger with Randgold Resources Limited (note 4)	583,669	7,903	–	–	–	7,903	872	8,775

Nevada Gold Mines JV with

Newmont Goldcorp Corporation (note 4)	–	–	–	–	1,645	1,645	5,910	7,555

Acquisition of 36.1% of Acacia Mining plc (note 4)	24,837	423	–	–	70	493	(495)	(2)

Issued on exercise of stock options	131	2	–	–	–	2	–	2

Funding from non-controlling interests	–	–	–	–	–	–	140	140

Other decrease in non-controlling interests	–	–	–	–	–	–	(429)	(429)

Dividend reinvestment plan	1,443	20	(20)	–	–	–	–	–

Share-based payments	–	–	–	–	9	9	–	9

Total transactions with owners	610,080	$8,348	$(238)	$ –	$1,724	$ 9,834	$ 5,998	$15,832
At December 31, 2019	1,777,927	$29,231	$(9,722)	$(122)	$2,045	$21,432	$ 8,395	$29,827

1 Includes cumulative translation adjustments as at December 31, 2020: $95 million loss (December 31, 2019: $88 million loss).

2 Includes additional paid-in capital as at December 31, 2020: $2,002 million (December 31, 2019: $2,007 million).

The accompanying notes are an integral part of these consolidated financial statements.

170	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

Notes To Consolidated

Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.

1. CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have exploration and development projects located throughout the Americas and Africa.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 17, 2021.

b) Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit or loss for the period that is attributable to non-controlling interests is typically calculated based on the ownership of the minority shareholders in the subsidiary. Certain subsidiaries are subject to economic sharing agreements, which require an annual true-up payment to ensure the terms of the agreement are being fulfilled.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investments in JVs are accounted for using the equity method.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and our share of post-acquisition movements in Other Comprehensive Income (“OCI”). If the carrying value in an equity method investment is reduced to zero, additional losses are not provided for, and a liability is not recognized, unless the Company has incurred legal or constructive obligations, or made payments on behalf of the equity method investment.

Barrick Gold Corporation | Annual Report 2020	171

Notes to Consolidated Financial Statements

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2020:

	Place of business	Entity type	Economic interest[1]	Method[2]

Nevada Gold Mines[3,4,5,6,7]	United States	Subsidiary	61.5%	Consolidation

North Mara[3,8]	Tanzania	Subsidiary	84%	Consolidation

Bulyanhulu[3,8]	Tanzania	Subsidiary	84%	Consolidation

Buzwagi[3,8]	Tanzania	Subsidiary	84%	Consolidation

Loulo-Gounkoto[3]	Mali	Subsidiary	80%	Consolidation

Tongon[3]	Côte d’Ivoire	Subsidiary	89.7%	Consolidation

Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation

Norte Abierto Project	Chile	JO	50%	Our share

Donlin Gold Project	United States	JO	50%	Our share

Porgera Mine[9,10]	Papua New Guinea	JO	47.5%	Our share

Veladero	Argentina	JO	50%	Our share

Kibali[11]	Democratic Republic of Congo	JV	45%	Equity Method

Jabal Sayid[11]	Saudi Arabia	JV	50%	Equity Method

Zaldívar[11]	Chile	JV	50%	Equity Method

1	Unless otherwise noted, all of our joint arrangements are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2	For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3

We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, North Mara, Bulyanhulu, Buzwagi, Loulo-Gounkoto, Tongon and Pueblo Viejo and record a non-controlling interest for the 38.5%, 38.5%, 38.5%, 38.5%, 38.5%, 16%, 16%, 16%, 20%, 10.3% and 40%, respectively, that we do not own.

4

On July 1, 2019, Barrick’s Goldstrike (including 60% of South Arturo) and Newmont’s Carlin were contributed to Nevada Gold Mines, a joint venture with Newmont, and are now referred to as Carlin. This brought our ownership to 61.5% of Carlin (including 36.9% of South Arturo).

5	On July 1, 2019, Cortez was contributed to Nevada Gold Mines bringing our ownership down to 61.5%.
6

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. This brought our ownership to 61.5% of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

7	Phoenix and Long Canyon were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019, resulting in an ownership of 61.5%.
8

On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own, bringing our ownership from 63.9% to 100%. The Government of Tanzania’s 16% free-carried interest was made effective from January 1, 2020, bringing our ownership down to 84%.

9	We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
10

We recognize our share of Porgera on a 47.5% interest basis, reflecting Barrick’s undisputed ownership position prior to April 24, 2020, and the ownership position Barrick is asserting in its legal proceedings in Papua New Guinea court. On August 16, 2019, the special mining lease (the “SML”) at Porgera was terminated and on April 24, 2020, the Government of Papua New Guinea indicated that the SML would not be extended. On October 15, 2020, Barrick Niugini Limited, the majority owner and operator of the Porgera joint venture, and Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. Efforts to reach a memorandum of agreement are ongoing and, at this time, it is not certain when a binding memorandum of agreement will be reached by the parties or what the final terms will be (including Barrick’s percentage ownership interest in the Porgera mine). For additional information, see note 36.

11	Barrick has commitments of $653 million relating to its interest in the joint ventures.

c) Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

d)	Non-current Assets and Disposal Groups Held-for-Sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as HFS, property, plant and equipment are no longer amortized. The assets and liabilities are presented as HFS in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification.

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company and represents a major line of business or geographic area, and the value of this component is expected to be recovered primarily through sale rather than continuing use.

Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/loss from discontinued operations.

172	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

e) Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

🌑	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;

🌑

Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);

🌑	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;

🌑	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and

🌑

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

f) Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

🌑	The significant risks and rewards of ownership of the product have been transferred to the buyer;

🌑	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

🌑	The amount of revenue can be reliably measured;

🌑	It is probable that the economic benefits associated with the sale will flow to us; and

🌑	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sale price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income and presented separately in note 6 of these consolidated financial statements.

Streaming Arrangements

As the deferred revenue on streaming arrangements is considered variable consideration, an adjustment is made to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a cumulative catch-up adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding cumulative catch-up adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance.

g) Exploration and Evaluation

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2n.

h) Production Stage

A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

Barrick Gold Corporation | Annual Report 2020	173

Notes to Consolidated Financial Statements

i) Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options that have an exercise price less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

j) Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

🌑

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

🌑

In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except:

🌑

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

🌑

In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes

Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

k) Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. Warrant investments are classified as fair value through profit or loss (“FVPL”).

l) Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.

Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and processing costs.

Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Inventory provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

174	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

m) Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (“NSR”) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:

🌑	Net profits interest (“NPI”) royalty to a party other than a government,

🌑	Modified net smelter return (“NSR”) royalty,

🌑	Net smelter return sliding scale (“NSRSS”) royalty,

🌑	Gross proceeds sliding scale (“GPSS”) royalty,

🌑	Gross smelter return (“GSR”) royalty,

🌑	Net value (“NV”) royalty,

🌑	Land tenement (“LT”) royalty, and a

🌑	Gold revenue royalty.

n) Property, Plant and Equipment

Estimated Useful Lives of Major Asset Categories

Buildings, plant and equipment	1 – 34 years

Underground mobile equipment	3 – 7 years

Light vehicles and other mobile equipment	1 – 7 years

Furniture, computer and office equipment	1 – 7 years

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties

On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/ pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in LOM ore; (2) the amount of ore tonnes mined versus total LOM expected ore tonnes mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

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Notes to Consolidated Financial Statements

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

Construction-in-Progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Leasing Arrangements

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

🌑	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

🌑	variable lease payments that are based on an index or a rate;

🌑	amounts expected to be payable by the lessee under residual value guarantees;

🌑	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

🌑	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

🌑	the amount of the initial measurement of the lease liability;

🌑	any lease payments made at or before the commencement date less any lease incentives received;

🌑	any initial direct costs; and

🌑	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are generally comprised of IT equipment and small items of office furniture.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption insurance, the amount recoverable is only recognized when receipt is virtually certain, as supported by notification of a minimum or proposed settlement amount from the insurance adjuster.

o)	Impairment (and Reversals of Impairment) of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes.

176	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

p) Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

q) Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites, and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”).

The recoverable amount of an operating segment is the higher of VIU and FVLCD. A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible.

r) Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

s) Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income.

t) Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

u) Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Barrick Gold Corporation | Annual Report 2020	177

Notes to Consolidated Financial Statements

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

v) Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

w) Stock-Based Compensation

We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled. Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value, using the Lattice model for stock options, with market-related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e., cost of sales or general and administrative) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Global Employee Share Plan (“GESP”), Long-Term Incentive Plan “LTIP”) and Barrick Share Purchase Plan (“BSPP”)) awards to certain employees, officers and directors of the Company.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

178	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

Employee Stock Option Plan

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years in cash and the after-tax value of the award may be used to purchase common shares on the open market, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of general and administrative expenses and cost of sales. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units

Under our DSU plan, Directors must receive at least 63.6% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. We also allow granting of DSUs to other officers and employees at the discretion of the Board Compensation Committee.

Performance Granted Share Units

Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick Common Shares on the first day following the expiration of the blackout.

For all PGSUs that were granted prior to 2020, upon vesting, the after-tax value of the award is used to purchase common shares and generally these shares cannot be sold until the employee retires or leaves Barrick. These PGSUs vest at the end of the third year from the date of the grant.

PGSUs granted on or after 2020 vest within three years in cash, and the after-tax value of the award is used to purchase common shares on the open market.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

Long-Term Incentive Plan (Employees)

Under our LTIP plan, restricted shares are issued to selected employees, subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares as well as a number of company-related performance criteria. All employees to whom restricted shares have been granted are expected to meet this level of performance. The performance period is up to three years where the employee must remain in employment for the shares to vest. There are no market-based vesting conditions on the share awards.

Long-Term Incentive Plan (Executive Directors)

The LTIP is subject to three performance conditions: relative total shareholder return compared to the Euromoney Global Gold Index, total cash cost per ounce and reserve replacement ratio. No dividends are attributable during the vesting period.

Barrick Share Purchase Plan

Under our BSPP plan, certain Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%–10% of their base salary, and Barrick will match 100% of the contribution, up to a maximum of C$5,000 or US$4,000 per year.

Both Barrick and the employee make the contributions with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee and Barrick contributions have no vesting requirement. The shares purchased with Barrick contributions must be held for five years or until the employee ceases employment.

Barrick recognizes the expense when Barrick contributions are made and has no ongoing liability.

Global Employee Share Plan

Under our GESP plan, Barrick employees are awarded Company Common Shares. These shares vest immediately, but must be held until the employee ceases to be employed by the Company. Barrick recognizes the expense when the award is announced and has no ongoing liability.

x) Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to a certain percentage of the employee’s annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities.

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Notes to Consolidated Financial Statements

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in OCI in the period in which they arise.

Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate and life expectancy are the assumptions that generally have the most significant impact on our pension cost and obligation.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

y) New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

3.	CRITICAL JUDGMENTS, ESTIMATES,
ASSUMPTIONS	AND RISKS

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine (“LOM”) Plans and Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; the current/non-current classification of inventory; the recognition of deferred revenue related to streaming arrangements and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects requirements. To calculate our gold reserves, as at December 31, 2020, we have used a gold price assumption of $1,200 per ounce, consistent with the prior year. To calculate our measured, indicated, and inferred gold resources, as at December 31, 2020, we have used a gold price assumption of $1,500 per ounce, consistent with the prior year. Refer to notes 19 and 21.

Inventory

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic, legal and permitting environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, fair value of mineral resources outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2o, 2q and 21 for further information.

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs (including water treatment), the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 27 for further information.

Taxes

Management is required to assess uncertainties and make judgments and estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes such as royalties and export duties, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. While these amounts represent management’s best estimate based on the laws and regulations that exist at the time of preparation, we operate

180	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

in certain jurisdictions that have increased degrees of political and sovereign risk and while host governments have historically supported the development of natural resources by foreign companies, tax legislation in these jurisdictions is developing and there is a risk that fiscal reform changes with respect to existing investments could unexpectedly impact application of this tax legislation. Such changes could impact the Company’s judgments about the amounts recorded for uncertain tax positions, tax basis of assets and liabilities, and related deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already recorded. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2j, 12, 30 and 36 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 36 for more information.

Pascua-Lama Value Added Tax

The Pascua-Lama project received $459 million as at December 31, 2020 ($424 million as at December 31, 2019) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Interest on this amount would accrue from the date of non-compliance.

In addition, we have recorded $53 million in VAT recoverable in Argentina as at December 31, 2020 ($72 million as at December 31, 2019) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

Streaming Transactions

The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine has been accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.

The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. Refer to note 2f. There was a $1 million cumulative catch-up adjustment recorded in the fourth quarter of 2020 related to the Pueblo Viejo streaming transaction as that is when the updated LOM was completed. For further details on streaming transactions, including our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”), refer to Note 29.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, NAV multiples, value of resources outside LOM plans in relation to the assumptions for comparable entities as well as market values per ounce and per pound and discount rates. The excess of the purchase price over the estimated fair value of the net assets acquired is then assigned to goodwill. Goodwill is assigned to individual CGUs based on the relative fair value and/or the CGUs that are expected to benefit from the synergies of the business combination. Refer to note 4 for further details on acquisitions.

Covid-19

On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. The outbreak and efforts to contain it have had a significant effect on commodity prices and capital markets. We have adopted certain operating procedures to respond to Covid-19, and to date, our operations have not been significantly impacted by the pandemic with the exception of Veladero where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. Although this was lifted in April, movement and social distancing restrictions have impacted the remobilization of employees and contractors back to Veladero. Notwithstanding the proactive and considered actions taken to maintain a safe workplace, it is possible that in the future there will be negative impacts on our operations or supply chain and the pandemic may trigger actions such as reduced mining and production activities at our operations. This could have a material adverse effect on our cash flows, earnings, results of operations and financial position.

Our sites have continued to produce and sell their production, with no significant disruptions to date other than Veladero as noted above. Our ability to maintain production across our operations combined with increased market gold prices, has resulted in Barrick being able to deliver $5.4 billion in operating cash flow for the year ended December 31, 2020. Barrick has $5.2 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to manage through this period of uncertainty.

Barrick Gold Corporation | Annual Report 2020	181

Notes to Consolidated Financial Statements

Other Notes to the Financial Statements

	Note	Page

Acquisitions and Divestitures	4	182

Segment information	5	184

Revenue	6	187

Cost of sales	7	188

Exploration, evaluation and project expenses	8	188

Other expense (income)	9	189

Impairment (reversals) charges	10	189

General and administrative expenses	11	189

Income tax expense	12	189

Earnings (loss) per share	13	190

Finance costs, net	14	191

Cash flow – other items	15	191

Investments	16	192

Inventories	17	193

Accounts receivable and other current assets	18	194

Property, plant and equipment	19	194

Goodwill and other intangible assets	20	196

Impairment and reversal of non-current assets	21	196

Other assets	22	199

Accounts payable	23	199

Other current liabilities	24	199

Financial instruments	25	199

Fair value measurements	26	203

Provisions	27	205

Financial risk management	28	205

Other non-current liabilities	29	207

Deferred income taxes	30	208

Capital stock	31	210

Non-controlling interests	32	210

Related party transactions	33	211

Stock-based compensation	34	211

Post-retirement benefits	35	213

Contingencies	36	214

4. ACQUISITIONS AND DIVESTITURES

a) Massawa Project

On March 4, 2020, Barrick and our Senegalese joint venture partner completed the sale of our aggregate 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”) for total consideration fair valued at $440 million on the date of closing. Barrick received 92.5% of the consideration for its interest in the Massawa project, with the balance received by Barrick’s local Senegalese partner. Barrick received a net of $256 million in cash and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three-year average gold price, which was valued at $28 million at the date of closing. The cash consideration received was net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction. Subsequent to year-end, we received full repayment of the outstanding loan. The difference between the fair value of consideration received and the carrying value of the assets on closing was $54 million and was recognized as a gain in the first quarter of 2020.

b) Eskay Creek

On August 4, 2020 Barrick entered into a definitive agreement with Skeena Resources Limited (“Skeena”) pursuant to which Skeena exercised its option to acquire the Eskay Creek project in British Columbia and Barrick waived its back-in right on the Eskay Creek project. The consideration under the definitive agreement consisted of: (i) the issuance by Skeena of 22,500,000 units (the “Units”), with each Unit comprising one common share of Skeena and one half of a warrant, with each whole warrant entitling Barrick to purchase one additional common share of Skeena at an exercise price of C$2.70 each until the second anniversary of the closing date; (ii) the grant of a 1% NSR royalty on the entire Eskay Creek land package; and (iii) a contingent payment of C$15 million payable during a 24-month period after closing. The transaction closed on October 5, 2020 and we recognized a gain of $59 million for the year ended December 31, 2020.

c) Bullfrog

On October 13, 2020, Barrick announced that wholly-owned subsidiaries of Barrick and Bullfrog Gold Corp. (“Bullfrog”) have entered into a definitive agreement pursuant to which Barrick will sell to Bullfrog all of Barrick’s mining claims, historical resources, permits, rights of way and water rights in the Bullfrog mine area (the “Barrick Lands”). Consideration for the transaction consisted of (i) the issuance by Bullfrog of 54,600,000 units, with each unit comprising one common share of Bullfrog and one warrant entitling Barrick to purchase one additional common share of Bullfrog at an exercise price of C$0.30 each until the fourth anniversary of the closing date, and (ii) a 2% NSR royalty on all minerals produced from the Barrick Lands, subject to a maximum aggregate NSR royalty of 5.5% on any individual mining claim and a minimum 0.5% NSR royalty granted to Barrick on any individual mining claim. The transaction closed on October 26, 2020 and we recognized a gain of $22 million for the year ended December 31, 2020.

d) Morila

On November 10, 2020, Barrick and AngloGold Ashanti Limited completed the sale of our combined 80% interest in the Morila gold mine in Mali to Firefinch Limited (previously Mali Lithium Limited) for $28.8 million cash consideration. The State of Mali continues to hold the remaining 20% of the Morila gold mine. The consideration received was allocated against the interests that AngloGold Ashanti and Barrick held in Morila, as well as intercompany loans that Barrick held against Morila, and the transaction resulted in a gain for Barrick of $27 million for the year ended December 31, 2020.

e) Lagunas Norte

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd for total consideration of up to $81 million, with $20 million of upfront cash consideration on closing. Completion of the sale is subject to closing conditions.

f) Kalgoorlie

On November 28, 2019, we completed the sale of our 50% interest in the Kalgoorlie mine in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019.

182	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

g) Acacia Mining plc

On September 17, 2019, Barrick acquired all of the shares in Acacia Mining plc (“Acacia”) that we did not already own (36.1%) through a share-for-share exchange of 0.168 Barrick shares and any Acacia Exploration Special Dividends for each ordinary share of Acacia. This transaction resulted in the issuance of 24,836,670 Barrick common shares or approximately 1% of Barrick’s share capital. The Acacia Exploration Special Dividends and any deferred cash consideration dividends (if applicable) will be paid as a consequence of a sales process to realize value from the sale of certain Acacia exploration properties to be undertaken during the two-year period following closing. On December 3, 2020, we declared the first interim Acacia Exploration Special Dividend based on cash received and non-cash consideration that has been monetized.

The difference between the carrying value of the non-controlling interest and the September 16, 2019 closing price of Barrick’s common shares issued was recorded in equity in the third quarter of 2019 in the amount of $70 million.

Notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience. As at September 30, 2019, we derecognized the non-controlling interest on the balance sheet related to our former 63.9% ownership of Acacia to reflect our 100% interest.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments.

Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

Operating results are included at 100% from October 1, 2019 up until the GoT’s 16% free-carried interest was made effective on January 1, 2020, and on an 84% basis thereafter. Refer to note 36 for further details on the agreement and impact on outstanding contingencies.

h) Nevada Joint Venture

On March 10, 2019, we entered into an implementation agreement with Newmont Mining Corporation, now Newmont Corporation (“Newmont”), to create a joint venture combining our respective mining operations, assets, reserves and talent in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture. On July 1, 2019, the transaction concluded establishing Nevada Gold Mines LLC (“Nevada Gold Mines”). Barrick, as the majority joint venture partner, has the right to appoint a majority of the board members and can therefore control decisions requiring majority approval including, but not limited to, LOM plans, budgets and capital projects. Therefore, we have determined that Barrick controls Nevada Gold Mines and began consolidating the operating results, cash flows and net assets from July 1, 2019 with a 38.5% non-controlling interest.

We have determined that the transaction to acquire the Newmont mines represents a business combination with Barrick identified as the acquirer. We have undertaken a purchase price exercise to determine the fair value of the Newmont mines acquired and the fair value of the non-controlling interest of the Barrick mines contributed as consideration. The table below presents the final allocation of the purchase price to the assets and liabilities acquired. This allocation was completed in the fourth quarter of 2019. The $1,645 million difference between the carrying value and the fair value of the non-controlling interest in the Barrick mines contributed was recorded in equity in the third quarter of 2019.

($ millions)

Fair value of non-controlling interest of Barrick mines contributed	$3,897

Final fair value allocation of Newmont mines acquired

Current assets	$149

Inventory	970

Property, plant and equipment	3,534

Goodwill	2,520

Total assets	$7,173

Current liabilities	$119

Deferred income tax liabilities	268

Provisions	449

Total liabilities	$836

Non-controlling interests	2,440

Net assets acquired	$3,897

The Barrick mines in which we held 100% interest prior to the creation of Nevada Gold Mines (Cortez, Goldstrike and Goldrush) will continue to be accounted for at historical cost and continue to be consolidated with a non-controlling interest in these mines recorded as of July 1, 2019. Prior to July 1, 2019, our 75% interest in the Turquoise Ridge mine was accounted for as a joint operation and following its contribution to Nevada Gold Mines, it has been consolidated with a non-controlling interest. It was determined that the contribution of our 75% share of the assets and liabilities of Turquoise Ridge to Nevada Gold Mines resulted in a requirement to remeasure our retained interest at fair value as Turquoise Ridge was previously accounted for as a joint operation over which we now have control and consolidate. As a result, we recognized a gain of $1.9 billion in the third quarter of 2019.

We primarily used a discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows were based on estimates of future commodity prices inclusive of a $1,300 per ounce gold price, projected future revenues, estimated quantities of mineral reserves and resources, including expected conversion of resources to reserves, expected future production costs, and capital expenditures based on the life of mine plans for the mines as at the acquisition date.

Goodwill arose on the acquisition principally because of the following factors: (1) it combines high-quality gold reserves in one of the world’s most prolific gold districts, positioning the Company for sustainable growth; (2) the ability to optimize ore sources and production schedules across the joint venture; and (3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

Since July 1, 2019, the acquired Newmont mines contributed revenue of $1,184 million and net income of $322 million for the year ended December 31, 2019. If the acquisition had occurred on January 1, 2019, consolidated revenue and consolidated net income for 2019 would have been $10,745 million and $4,500 million, respectively.

Acquisition-related costs of approximately $30 million were expensed in 2019 and were presented as part of corporate development costs in exploration, evaluation & project expense.

Barrick Gold Corporation | Annual Report 2020	183

Notes to Consolidated Financial Statements

i) Randgold Resources Limited

(“Randgold”) Merger

On January 1, 2019, we acquired 100% of the issued and outstanding shares of Randgold Resources Limited (the “Merger”). Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition was $7.9 billion. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal.

The table below presents the purchase cost and our allocation of the purchase price to the assets acquired and liabilities assumed. This allocation was finalized in the fourth quarter of 2019.

($ millions)

Purchase Cost

Fair value of equity shares issued	$7,903

Fair value of restricted shares issued	6

Fair value of consideration	$7,909

Final Fair Value at Acquisition

Cash	$751

Other current assets	319

Equity in investees	3,253

Property, plant and equipment	3,869

Other assets	230

Goodwill	1,672

Total assets	$10,094

Current liabilities	$539

Deferred income tax liabilities	688

Provisions	55

Debt[1]	31

Total liabilities	$1,313

Non-controlling interests	872

Net assets	$7,909

1 Debt mainly relates to leases as a result of adopting IFRS16.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. We primarily used a discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of future gold prices and projected future revenues, estimated quantities of mineral reserves and resources, including expected conversion of resources to reserves, expected future production costs, and capital expenditures based on the life of mine plans as at the acquisition date. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

Goodwill arose on the acquisition principally because of the following factors: (1) it significantly strengthened Barrick’s position in the industry relative to high-quality gold reserves in many of the world’s most prolific gold districts, positioning the Company for sustainable growth; (2) it included the acquisition of a proven management team, with a shared vision and commitment to excellence, and a powerful financial base that will support sustainable investment in growth; and (3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

The fair value of accounts receivable was $193 million as at January 1, 2019, which was equivalent to the contractual amount.

Prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million as at January 1, 2019. The total amount of the various tax claims, not including advances made in good faith to date, stood at $275 million as at December 31, 2019. During 2016, Randgold received payment demands in respect of certain of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes, which, after offsetting other tax payments, resulted in a receivable being recorded of $41.1 million. As part of the purchase price allocation for the Merger, the fair value of this receivable was reduced to $nil. In 2019, a further $60 million was paid as part of a settlement proposal to resolve outstanding assessments with respect to 2016 and prior year periods. This amount was recorded as a provision in the purchase price allocation. In 2020, the Company has settled all of the historic tax disputes, including the reconciliation of VAT balances as at June 30, 2019, with the State of Mali and the matters are now closed. Refer to note 36 for further details.

Randgold contributed revenue of $1,390 million and net income of $241 million for the year ended December 31, 2019.

Acquisition-related costs of approximately $37 million were expensed in 2018 and were presented as part of corporate development costs in exploration, evaluation & project expense.

5. SEGMENT INFORMATION

Barrick’s business is organized into eighteen minesites and one project. Barrick’s CODM (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Each individual minesite and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments consists of 10 gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera, North Mara and Bulyanhulu). The remaining operating segments, including our copper mines, remaining gold mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Prior period figures have been restated to reflect the changes made to our reportable operating segments in the current year.

184	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME INFORMATION

		Cost of Sales

For the year ended December 31, 2020	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income) [1]	Segment income (loss)

Carlin[2,3]	$ 2,952	$ 1,318	$ 306	$ 30	$ 1	$ 1,297

Cortez[2]	1,409	543	221	10	4	631

Turquoise Ridge[2,4]	960	391	184	7	3	375

Pueblo Viejo[2]	1,613	511	224	11	(6)	873

Loulo-Gounkoto[2]	1,208	452	267	11	29	449

Kibali	648	223	174	2	5	244

Veladero	333	144	69	–	6	114

Porgera	140	81	25	2	50	(18)

North Mara[2]	571	227	91	–	(1)	254

Bulyanhulu[2]	240	112	72	–	25	31

Other Mines[2]	3,158	1,426	706	19	12	995

Reportable segment total	$ 13,232	$ 5,428	$ 2,339	$ 92	$ 128	$ 5,245

Share of equity investee	(648)	(223)	(174)	(2)	(5)	(244)

Segment total	$ 12,584	$ 5,205	$ 2,165	$ 90	$ 123	$ 5,001
CONSOLIDATED STATEMENTS OF INCOME INFORMATION
		Cost of Sales

For the year ended December 31, 2019	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income) [1]	Segment income (loss)

Carlin[2,3]	$ 1,862	$ 998	$ 312	$ 17	$ 4	$ 531

Cortez[2]	1,325	511	240	8	16	550

Turquoise Ridge[2,4]	688	285	140	4	–	259

Pueblo Viejo[2]	1,409	525	196	12	–	676

Loulo-Gounkoto[2]	1,007	456	295	12	6	238

Kibali	505	207	196	3	(9)	108

Veladero	386	208	115	3	3	57

Porgera	403	242	42	2	4	113

North Mara[2]	462	213	97	–	6	146

Bulyanhulu[2]	53	26	19	–	27	(19)

Other Mines[2]	2,122	1,400	535	19	19	149

Reportable segment total	$ 10,222	$ 5,071	$ 2,187	$ 80	$ 76	$ 2,808

Share of equity investee	(505)	(207)	(196)	(3)	9	(108)

Segment total	$ 9,717	$ 4,864	$ 1,991	$ 77	$ 85	$ 2,700

1	Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2020, accretion expense was $30 million (2019: $53 million).
2

Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2020, for Pueblo Viejo, $660 million, $293 million, $365 million (2019: $566 million, $286 million, $274 million), Nevada Gold Mines, $2,432 million, $1,369 million, $1,036 million (2019: $1,049 million, $704 million, $329 million), North Mara, Bulyanhulu and Buzwagi, $194 million, $114 million, $76 million (2019: $169 million, $125 million, $31 million), Loulo-Gounkoto, $242 million, $144 million, $90 million (2019: $201 million, $150 million, $48 million) and Tongon, $52 million, $39 million, $14 million (2019: $39 million, $41 million, $(2) million).

3

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin mines were contributed to Nevada Gold Mines and are now operated as one segment referred to as Carlin. As a result, the amounts presented represent Goldstrike (including South Arturo) up until June 30, 2019, and the combined results of Carlin (including Goldstrike) thereafter, including non-controlling interest. Refer to note 4.

4

Barrick owned 75% of Turquoise Ridge up until June 30, 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was accounted for as a joint operation and proportionately consolidated. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines and are now operated as one segment referred to as Turquoise Ridge. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019 and the combined results of Turquoise Ridge (including Twin Creeks) thereafter, including non-controlling interest. Refer to note 4.

Barrick Gold Corporation | Annual Report 2020	185

Notes to Consolidated Financial Statements

RECONCILIATION OF SEGMENT INCOME TO INCOME BEFORE INCOME TAXES

For the years ended December 31	2020	2019

Segment income	$5,001	$2,700

Other revenue	11	–

Other cost of sales/amortization[1]	(47)	(56)

Exploration, evaluation and project expenses not attributable to segments	(205)	(265)

General and administrative expenses	(185)	(212)

Other income not attributable to segments	261	3,132

Impairment reversals	269	1,423

Loss on currency translation	(50)	(109)

Closed mine rehabilitation	(90)	(5)

Income from equity investees	288	165

Finance costs, net (includes non-segment accretion)[2]	(317)	(416)

Gain on non-hedge derivatives	10	–

Income before income taxes	$4,946	$6,357

1	Includes realized hedge losses of $nil (2019: $nil losses).
2	Includes debt extinguishment losses of $15 million (2019: $3 million losses).

GEOGRAPHIC INFORMATION

	Non-current assets		Revenue

	As at Dec. 31, 2020	As at Dec. 31, 2019	2020	2019

United States	$16,233	$16,257	$6,298	$4,190

Mali	4,659	4,660	1,208	1,007

Dominican Republic	4,219	4,181	1,613	1,409

Democratic Republic of Congo	3,278	3,218	–	–

Chile	2,027	2,025	–	–

Zambia	1,720	1,705	697	393

Tanzania	1,703	994	1,214	671

Argentina	1,686	1,571	333	386

Canada	479	500	407	305

Côte d’Ivoire	266	405	508	384

Saudi Arabia	369	296	–	–

Papua New Guinea	347	361	140	403

Peru	186	170	177	279

Australia	–	–	–	290

Unallocated	1,253	1,162	–	–

Total	$38,425	$37,505	$12,595	$9,717

186	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

CAPITAL EXPENDITURES INFORMATION

	Segment Capital Expenditures[1]

As at December 31	2020	2019

Carlin	$395	$303

Cortez	301	327

Turquoise Ridge	97	125

Pueblo Viejo	228	107

Loulo-Gounkoto	243	198

Kibali	53	43

Veladero	104	95

Porgera	11	50

North Mara	89	57

Bulyanhulu	79	5

Other Mines	337	379

Reportable segment total	$1,937	$1,689

Other items not allocated to segments	184	110

Total	$2,121	$1,799

Share of equity investee	(53)	(43)

Total	$2,068	$1,756

1

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2020, cash expenditures were $2,054 million (2019: $1,701 million) and the increase in accrued expenditures was $14 million (2019: $55 million increase).

6. REVENUE

For the years ended December 31	2020	2019

Gold sales[1]

Spot market sales	$ 11,129	$9,084

Concentrate sales	520	101

Provisional pricing adjustments	21	1

	$ 11,670	$9,186

Copper sales[1]

Copper concentrate sales	$ 644	$371

Provisional pricing adjustments	53	22

	$ 697	$393

Other sales[2]	$228	$138

Total	$ 12,595	$9,717

1	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges.
2	Revenues from the sale of by-products from our gold and copper mines.

For the year ended December 31, 2020, the Company has two customers that individually account for more than 10% of the Company’s total revenue. These customers represent approximately 23% and 14% of total revenue. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

Principal Products

All of our gold mining operations produce gold in doré form, except Porgera (until placed on care and maintenance in April 2020), which produces both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a semi-processed product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. Our Phoenix mine produces a concentrate that contains both gold and copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Barrick Gold Corporation | Annual Report 2020	187

Notes to Consolidated Financial Statements

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2020 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price
As at December 31	2020	2019	2020	2019

Copper pounds	49	39	$16	$11

Gold ounces	22	15	4	2

At December 31, 2020, our provisionally priced copper sales subject to final settlement were recorded at an average price of $3.17/lb (2019: $2.80/lb). At December 31, 2020, our provisionally priced gold sales subject to final settlement were recorded at an average price of $1,899/oz (2019: $1,524/oz). The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7. COST OF SALES

	Gold		Copper		Other[4]		Total

For the years ended December 31	2020	2019	2020	2019	2020	2019	2020	2019

Direct mining cost[1,2,3]	$ 4,421	$ 4,274	$ 292	$ 224	$ 3	$ 6	$ 4,716	$ 4,504

Depreciation	1,975	1,902	208	100	25	30	2,208	2,032

Royalty expense	410	308	54	34	–	–	464	342

Community relations	26	30	2	3	1	–	29	33

Total	$ 6,832	$ 6,514	$ 556	$ 361	$ 29	$ 36	$ 7,417	$ 6,911

1	Direct mining cost related to gold and copper includes charges to reduce the cost of inventory to net realizable value of $29 million (2019: $26 million). Refer to note 17.
2	Direct mining cost related to gold includes the costs of extracting by-products and export duties paid in Argentina.
3	Includes employee costs of $1,520 million (2019: $1,350 million).
4	Other includes realized hedge gains and losses, as well as corporate amortization.

8.	EXPLORATION, EVALUATION, AND
PROJECT	EXPENSES

For the years ended December 31	2020	2019

Global exploration and evaluation[1]	$ 143	$ 143

Project costs:

Pascua-Lama	37	49

Other	27	20

Corporate development[2]	9	51

Business improvement and innovation	–	10

Minesite exploration and evaluation[1]	79	69

Total exploration, evaluation and project expenses	$ 295	$ 342

1	Approximates the impact on operating cash flow.
2	2019 includes $44 million in transaction costs related to the Nevada Gold Mines, Acacia and Kalgoorlie transactions.

188	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

9. OTHER EXPENSE (INCOME)

For the years ended December 31	2020	2019

Other Expense:

Litigation	$ 19	$ 26

Write-offs (reversals)	(1)	3

Bulyanhulu reduced operations program costs[1]	22	24

Bank charges	16	16

Porgera care and maintenance costs	51	–

Covid-19 donations	24	–

Tanzania transactions costs incurred by Acacia	–	18

Tanzania – other	–	11

Other	20	28

Total other expense	$ 151	$ 126

Other Income:

Gain on sale of long-lived assets[2]	$ (180)	$ (441)

Remeasurement of Turquoise Ridge to fair value[3]	–	(1,886)

Remeasurement of silver sale liability[4]	(104)	(628)

Lumwana customs duty and indirect taxes settlement[5]	–	(216)

Peru tax disputes settlement	7	(18)

Gain on warrant investments at FVPL	(9)	–

Gain on non-hedge derivatives	(10)	–

Interest income on other assets	(21)	(20)

Other	(12)	(17)

Total other income	$ (329)	$ (3,226)

Total	$ (178)	$ (3,100)

1.	Primarily relates to care and maintenance costs.
2.

2020 includes a gain of $59 million from the sale of Eskay Creek, a gain of $54 million from the sale of Massawa, a gain of $27 million from the sale of Morila, and a gain of $22 million from the sale of Bullfrog. 2019 includes a gain of $408 million from the sale of Kalgoorlie. Refer to note 4 for further details.

3.	Refer to note 4 for further details.
4.	Refer to note 29 for further details.
5.	Refer to note 12 for further details.

10. IMPAIRMENT (REVERSALS) CHARGES

For the years ended December 31	2020	2019

Impairment reversals of long-lived assets[1]	$(281)	$(1,423)

Impairment of intangibles[1]	12	–

Total	$(269)	$(1,423)

1	Refer to note 21 for further details.

11. GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31	2020	2019

Corporate administration[1]	$118	$148

Share-based compensation	67	37

Tanzania[2]	–	27

Total[3]	$185	$212

1	Includes $1 million (2019: $18 million) related to one-time severance payments.
2	Formerly known as Acacia Mining plc.
3	Includes employee costs of $128 million (2019: $131 million).

12. INCOME TAX EXPENSE

For the years ended December 31	2020	2019

Tax on profit

Current tax

Charge for the year	$1,122	$685

Adjustment in respect of prior years[1]	59	25

	$1,181	$710

Deferred tax

Origination and reversal of temporary differences in the current year	$263	$1,112

Adjustment in respect of prior years[1]	(112)	(39)

	$151	$1,073

Income tax expense	$1,332	$1,783

Tax expense related to continuing operations

Current

Canada	$14	$5

International	1,167	705

	$1,181	$710

Deferred

Canada	$(6)	$–

International	157	1,073

	$151	$1,073

Income tax expense	$1,332	$1,783

1.

Includes adjustments to equalize the difference between prior year’s tax return and the year-end provision, as well as a current tax expense and a deferred tax recovery from the resolution of all outstanding disputes between Barrick and the GoT. Refer below for further details.

Barrick Gold Corporation | Annual Report 2020	189

Notes to Consolidated Financial Statements

Reconciliation to Canadian Statutory Rate

For the years ended December 31	2020	2019

At 26.5% statutory rate	$1,311	$1,684

Increase (decrease) due to:

Allowances and special tax deductions[1]	(151)	(129)

Impact of foreign tax rates[2]	(32)	(264)

Expenses not tax deductible	154	78

Impairment charges not recognized in deferred tax assets	–	45

Net currency translation (gains) losses on deferred tax balances	(19)	43

Tax impact from pass-through entities and equity accounted investments	(309)	(140)

Current year tax (gains) losses not recognized	(9)	8

Sale of 50% interest in Kalgoorlie	–	12

Recognition and de-recognition of deferred tax assets	(61)	4

Adjustments in respect of prior years	(53)	(13)

Increase to income tax related contingent liabilities	42	21

Impact of tax rate changes	1	(35)

Withholding taxes	100	54

Mining taxes	383	412

Tax impact of amounts recognized within accumulated OCI	(21)	–

Other items	(4)	3

Income tax expense	$1,332	$1,783

1	We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
2	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. This is required in countries where tax is paid in local currency and accounts are prepared in local GAAP. The most significant balances are Argentine and Malian net deferred tax liabilities. In 2020 and 2019, a tax recovery of $19 million and tax expense of $75 million, respectively, arose from translation losses and gains on tax balances due to the weakening of the Argentine peso and strengthening of the West African CFA franc, against the US dollar. These net translation gains (losses) are included within deferred income tax recovery (expense).

Argentina Deferred Taxes

In December 2017, Argentina reduced its 35% corporate tax rate to 30% for 2018 and 2019, with a further reduction to 25% for 2020 and thereafter. Concurrently, a dividend distribution tax was introduced that charges 7% tax on dividend distributions for 2018 and 2019, and 13% tax on dividend distributions for 2020 and thereafter. On December 23, 2019, Argentina enacted a law that the previously approved corporate tax rate reduction from 30% to 25% will be deferred for one year until January 1, 2021. Therefore, the corporate tax rate of 30% is unchanged for the 2020 calendar year. The scheduled increase of dividend withholding tax from 7% to 13% was also deferred until January 1, 2021.

A deferred tax recovery of $35 million was recorded in the first quarter of 2020 as a result of the tax reform measures.

Withholding Taxes

In 2020, we have recorded $87 million of dividend withholding taxes related to the distributed earnings of our subsidiaries in Côte d’Ivoire, Tanzania and the United States.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12. Nevada Gold Mines is also subject to Net Proceeds of Minerals tax in Nevada, which is included on a consolidated basis in the Company’s consolidated statements of income.

Tanzania

On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Refer to notes 21 and 36 for further details.

A current tax expense and deferred tax recovery of $20 million and $43 million, respectively, was recorded in 2020, largely to reflect the terms of the framework agreement with the GoT. Additionally, a $40 million deferred tax recovery was recorded due to the recognition of deferred tax assets at Buzwagi.

13. EARNINGS (LOSS) PER SHARE

For the years ended December 31	2020		2019
($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted

Net income	$3,614	$3,614	$4,574	$4,574

Net income attributable to non-controlling interests	(1,290)	(1,290)	(605)	(605)

Net income attributable to the equity holders of Barrick Gold Corporation	$2,324	$2,324	$3,969	$3,969

Weighted average shares outstanding	1,778	1,778	1,758	1,758

Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$1.31	$1.31	$2.26	$2.26

190	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

14. FINANCE COSTS, NET

For the years ended December 31	2020	2019

Interest[1]	$342	$435

Amortization of debt issue costs	2	2

Amortization of premium	(1)	(1)

Interest on lease liabilities	5	6

Gain on interest rate hedges	(5)	(6)

Interest capitalized[2]	(24)	(14)

Accretion	41	75

Loss on debt extinguishment	15	3

Finance income	(28)	(31)

Total	$347	$469

1	Interest in the consolidated statements of cash flow is presented on a cash basis. In 2020, cash interest paid was $295 million (2019: $333 million).
2	For the year ended December 31, 2020, the general capitalization rate was 5.90% (2019: 6.30%).

15. CASH FLOW – OTHER ITEMS

OPERATING CASH FLOWS – OTHER ITEMS

For the years ended December 31	2020	2019

Adjustments for non-cash income statement items:

Gain on non-hedge derivatives	$(10)	$–

Stock-based compensation expense	87	71

Gain on warrant investments at FVPL	(9)	–

Income from investment in equity investees (note 16)	(288)	(165)

Increase in estimate of rehabilitation costs at closed mines	90	5

Net inventory impairment charges (note 17)	29	26

Remeasurement of silver sale liability (note 29)	(104)	(628)

Lumwana customs duty and indirect taxes settlement	–	(216)

Change in other assets and liabilities	(70)	(113)

Settlement of rehabilitation obligations	(106)	(93)

Other operating activities	$(381)	$(1,113)

Cash flow arising from changes in:

Accounts receivable	$(192)	$(118)

Inventory	121	9

Other current assets	(133)	(89)

Accounts payable	42	(108)

Other current liabilities	(146)	(51)

Change in working capital	$(308)	$(357)

INVESTING CASH FLOWS – OTHER ITEMS

For the years ended December 31	2020	2019

Dividends received from equity method investments (note 16)	$141	$125

Shareholder loan repayments from equity method investments	79	92

Funding of equity method investments (note 16)	–	(2)

Other	–	(2)

Other investing activities	$220	$213

FINANCING CASH FLOWS – OTHER ITEMS

For the years ended December 31	2020	2019

Pueblo Viejo JV partner shareholder loan	$42	$–

Debt extinguishment costs	(15)	(3)

Other	1	2

Other financing activities	$28	$(1)

Barrick Gold Corporation | Annual Report 2020	191

Notes to Consolidated Financial Statements

16. INVESTMENTS

EQUITY ACCOUNTING METHOD INVESTMENT CONTINUITY

	Kibali	Jabal Sayid	Zaldívar	Other	Total

At January 1, 2019	$–	$245	$ 989	$–	$1,234

Acquisitions	3,195	–	–	58	3,253

Equity pick-up from equity investees	98	51	16	–	165

Funds invested	–	–	–	2	2

Dividends paid	(75)	–	(50)	–	(125)

Shareholder loan repayment	–	–	–	(2)	(2)

At December 31, 2019	$3,218	$296	$ 955	$58	$4,527

Equity pick-up from equity investees	201	74	12	1	288

Dividends paid	(140)	–	–	(1)	(141)

Shareholder loan repayment/disbursements	–	(1)	–	(3)	(4)

At December 31, 2020	$3,279	$369	$ 967	$55	$4,670

SUMMARIZED EQUITY INVESTEE FINANCIAL INFORMATION

	Kibali		Jabal Sayid		Zaldívar

For the years ended December 31	2020	2019	2020	2019	2020	2019

Revenue	$1,440	$1,123	$400	$315	$595	$685

Cost of sales (excluding depreciation)	495	460	154	133	380	442

Depreciation	387	435	54	53	143	172

Finance expense	(1)	–	–	1	1	12

Other expense (income)	43	18	4	(2)	32	10

Income before income taxes	$516	$210	$188	$130	$39	$49

Income tax expense	(94)	(16)	(40)	(27)	(15)	(17)

Net income	$422	$194	$148	$103	$24	$32

Total comprehensive income	$422	$194	$148	$103	$24	$32

SUMMARIZED BALANCE SHEET
	Kibali		Jabal Sayid		Zaldívar

For the years ended December 31	2020	2019	2020	2019	2020	2019

Cash and equivalents[1]	$944	$453	$71	$43	$271	$139

Other current assets[2]	131	338	68	67	676	632

Total current assets	$1,075	$791	$139	$110	$947	$771

Non-current assets	4,559	4,623	429	464	1,839	1,823

Total assets	$5,634	$5,414	$568	$574	$2,786	$2,594

Current financial liabilities (excluding trade, other payables & provisions)	$19	$11	$4	$–	$36	$19

Other current liabilities	103	35	59	63	257	99

Total current liabilities	$122	$46	$63	$63	$293	$118

Non-current financial liabilities (excluding trade, other payables & provisions)	42	44	–	150	125	11

Other non-current liabilities	653	648	12	14	545	536

Total non-current liabilities	$695	$692	$12	$164	$670	$547

Total liabilities	$817	$738	$75	$227	$963	$665

Net assets	$4,817	$4,676	$493	$347	$1,823	$1,929

1.

Kibali cash and equivalents are subject to various administrative steps before they can be distributed to the joint venture shareholders and are held across three banks in the Democratic Republic of Congo, including two domestic banks.

2.	Zaldívar other current assets include inventory of $607 million (2019: $543 million).

The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP and fair value adjustments on acquisition of equity in investees.

192	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

RECONCILIATION OF SUMMARIZED FINANCIAL INFORMATION TO CARRYING VALUE

	Kibali	Jabal Sayid	Zaldívar

Opening net assets	$4,676	$ 347	$1,929

Income for the period	422	148	24

Dividends paid	(281)	–	–

Disbursements	–	(2)	–

Dividends declared not paid	–	–	(130)

Closing net assets, December 31	$4,817	$ 493	$1,823

Barrick’s share of net assets	2,168	246	977

Equity earnings adjustment	–	–	(10)

Goodwill recognition	1,111	123	–

Carrying value	$3,279	$ 369	$967

17. INVENTORIES

	Gold		Copper

As at December 31	2020	2019	2020	2019

Raw materials

Ore in stockpiles	$2,742	$ 2,678	$114	$ 155

Ore on leach pads	591	623	–	–

Mine operating supplies	615	617	54	52

Work in process	117	141	–	–

Finished products	114	220	97	103

	$4,179	$ 4,279	$265	$ 310

Non-current ore in stockpiles and on leach pads[1]	(2,452)	(2,300)	(114)	–

	$1,727	$ 1,979	$151	$ 310

1 Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

INVENTORY IMPAIRMENT CHARGES

For the years ended December 31	2020	2019
Cortez	$17	$4
Phoenix	10	–
Carlin	2	6
Pierina	–	12

Golden Sunlight	–	4

Inventory impairment charges	$29	$26

ORE IN STOCKPILES

As at December 31	2020	2019

Gold

Carlin	$1,029	$1,020

Pueblo Viejo	646	649

Turquoise Ridge	365	258

Loulo-Gounkoto	171	167

North Mara	133	136

Cortez	127	174

Lagunas Norte	73	73

Veladero	58	52

Phoenix	47	39

Tongon	33	29

Porgera	30	33

Buzwagi	15	47

Hemlo	14	1

Other	1	–

Copper

Lumwana	114	155

	$2,856	$2,833

Barrick Gold Corporation | Annual Report 2020	193

Notes to Consolidated Financial Statements

ORE ON LEACH PADS

As at December 31	2020	2019

Gold

Carlin	$179	$180

Veladero	133	123

Lagunas Norte	121	148

Cortez	58	50

Turquoise Ridge	39	33

Long Canyon	33	43

Phoenix	26	44

Pierina	2	2

	$591	$623

Purchase Commitments

At December 31, 2020, we had purchase obligations for supplies and consumables of approximately $1,882 million (2019: $1,681 million).

18. ACCOUNTS RECEIVABLE AND OTHER

       CURRENT ASSETS

As at December 31	2020	2019

Accounts receivable

Amounts due from concentrate sales	$265	$68

Other receivables	293	295

	$558	$363

Other current assets

Value added taxes recoverable[1]	208	302

Prepaid expenses	227	174

Other[2]	84	89

	$519	$565

1

Primarily includes VAT and fuel tax recoverables of $59 million in Mali, $35 million in Tanzania, $52 million in Zambia, $37 million in Argentina, and $11 million in the Dominican Republic (Dec. 31, 2019: $141 million, $61 million, $50 million, $26 million, and $10 million, respectively).

2	Balance includes $50 million asset reflecting the final settlement of Zambian tax matters.

19. PROPERTY, PLANT, AND EQUIPMENT

	Buildings, plant and equipment [1]	Mining property costs subject to depreciation [2,4]	Mining property costs not subject to depreciation [2,3]	Total

At January 1, 2020

Net of accumulated depreciation	$ 7,753	$ 12,288	$ 4,100	$ 24,141

Additions[5]	10	259	1,919	2,188

Capitalized interest	–	–	24	24

Disposals	(24)	(1)	(12)	(37)

Depreciation	(1,219)	(1,146)	–	(2,365)

Impairment reversals	260	412	5	677

Transfers[6]	693	1,757	(2,450)	–

At December 31, 2020	$ 7,473	$ 13,569	$ 3,586	$ 24,628

At December 31, 2020

Cost	$ 18,361	$ 29,901	$ 15,531	$ 63,793

Accumulated depreciation and impairments	(10,888)	(16,332)	(11,945)	(39,165)

Net carrying amount – December 31, 2020	$ 7,473	$ 13,569	$ 3,586	$ 24,628

1

2019 additions include $85 million of transitional adjustments for the recognition of leased right-of-use assets upon the Company’s adoption of IFRS 16 on January 1, 2019. Additions include $4 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2020 (2019: $49 million). Depreciation includes depreciation for leased right-of-use assets of $21 million for the year ended December 31, 2020 (2019: $25 million). The net carrying amount of leased right-of-use assets was $50 million as at December 31, 2020 (2019: $75 million).

2	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3	Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
4

Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

5	Additions include revisions to the capitalized cost of closure and rehabilitation activities.
6	Primarily relates to long-lived assets that are transferred between categories within PP&E once they are placed into service.

194	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

	Buildings, plant and equipment [1]	Mining property costs subject to depreciation [2,4]	Mining property costs not subject to depreciation [2,3]	Total
At January 1, 2019

Cost	$ 14,750	$ 21,624	$ 14,610	$ 50,984

Accumulated depreciation and impairments	(11,150)	(15,366)	(11,642)	(38,158)

Net carrying amount – January 1, 2019	$ 3,600	$ 6,258	$ 2,968	$ 12,826

Additions[5,6]	298	3,458	1,371	5,127

Capitalized interest	–	–	14	14

Acquisitions[8]	3,473	2,270	1,660	7,403

Divestiture[9]	(127)	(106)	(27)	(260)

Disposals	(22)	–	–	(22)

Depreciation	(1,107)	(907)	–	(2,014)

Impairment reversals (charges)	990	742	(309)	1,423

Transfers[7]	648	573	(1,221)	–

Assets held for sale	–	–	(356)	(356)

At December 31, 2019	$ 7,753	$ 12,288	$ 4,100	$ 24,141

At December 31, 2019

Cost	$ 18,544	$ 27,268	$ 16,050	$ 61,862

Accumulated depreciation and impairments	(10,791)	(14,980)	(11,950)	(37,721)

Net carrying amount – December 31, 2019	$ 7,753	$ 12,288	$ 4,100	$ 24,141

1

2019 additions include $85 million of transitional adjustments for the recognition of leased right-of-use assets upon the Company’s adoption of IFRS 16 on January 1, 2019. Additions include $4 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2020 (2019: $49 million). Depreciation includes depreciation for leased right-of-use assets of $21 million for the year ended December 31, 2020 (2019: $25 million). The net carrying amount of leased right-of-use assets was $50 million as at December 31, 2020 (2019: $75 million).

2	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3	Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
4

Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

5	Additions include $3,422 million of remeasurement gain related to the change in ownership of Turquoise Ridge acquired through the Nevada Joint Venture. Refer to note 4 for further details.
6	Additions include revisions to the capitalized cost of closure and rehabilitation activities.
7	Primarily relates to long-lived assets that are transferred between categories within PP&E once they are placed into service.
8	Acquisitions include assets acquired as part of the Merger and the establishment of Nevada Gold Mines. Refer to note 4 for further details.
9	Relates to the sale of our 50% interest in Kalgoorlie. Refer to note 4 for further details.

a)	Mineral Property Costs Not Subject
to	Depreciation

Carrying amount at December 31	2020	2019

Construction-in-progress[1]	$1,208	$1,009

Acquired mineral resources and exploration potential	786	1,504

Projects

Pascua-Lama	741	754

Norte Abierto	653	649

Donlin Gold	198	184

	$3,586	$4,100

1	Represents assets under construction at our operating minesites.

b)	Changes in Gold and Copper Mineral
Life	of Mine Plan

As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2020 was a $170 million decrease (2019: $49 million decrease).

c)	Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $223 million at December 31, 2020 (2019: $383 million) for construction activities at our sites and projects.

d)	Other Lease Disclosure

The Company leases various buildings, plant and equipment as part of the normal course of operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Refer to note 25 for a lease maturity analysis. Included in net income for 2020 are short-term payments and variable lease payments not included in the measurement of lease liabilities of $14 million (2019: $56 million) and $35 million (2019: $97 million), respectively.

Barrick Gold Corporation | Annual Report 2020	195

Notes to Consolidated Financial Statements

20. GOODWILL AND OTHER INTANGIBLE ASSETS

a)	Intangible Assets

	Water rights	[1]	Technology [2]	Supply contracts [3]	Exploration potential [4]	Total

Opening balance January 1, 2019	$ 71		$ 8	$ 8	$ 140	$ 227

Additions	1		–	–	–	1

Amortization and impairment losses	–		(1)	(1)	–	(2)

Closing balance December 31, 2019	$ 72		$ 7	$ 7	$ 140	$ 226

Additions	–		–	–	5	5

Disposals[5]	(5)		–	–	(41)	(46)

Amortization and impairment losses	–		(1)	(3)	(12)	(16)

Closing balance December 31, 2020	$ 67		$ 6	$ 4	$ 92	$ 169

Cost	$ 67		$ 17	$ 39	$ 262	$ 385

Accumulated amortization and impairment losses	–		(11)	(35)	(170)	(216)

Net carrying amount December 31, 2020	$ 67		$ 6	$ 4	$ 92	$ 169

1	Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2	The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
4

Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

5	Exploration potential disposals primarily relate to the sale of Acacia exploration properties.

b)	Goodwill

	Closing balance December 31, 2019	Additions	Disposals	Closing balance December 31, 2020

Carlin	$ 1,294	$ –	$ –	$ 1,294

Cortez	724	–	–	724

Turquoise Ridge	722	–	–	722

Phoenix	119	–	–	119

Goldrush	175	–	–	175

Hemlo	63	–	–	63

Loulo-Gounkoto	1,672	–	–	1,672

Total	$ 4,769	$ –	$ –	$ 4,769
On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost				$ 12,211

Accumulated impairment losses December 31, 2020				(7,442)

Net carrying amount December 31, 2020				$ 4,769

21. IMPAIRMENT AND REVERSAL OF NON-CURRENT ASSETS

Summary of impairments (reversals)

For the year ended December 31, 2020, we recorded net impairment reversals of $269 million (2019: net impairment reversals of $1,423 million) for non-current assets, as summarized in the following table:

For the years ended December 31	2020	2019

Tanzania	$ (304)	$ –

Cortez	10	57

Pueblo Viejo	5	(865)

Lumwana	–	(947)

Pascua-Lama	–	296

Lagunas Norte	–	12

Golden Sunlight	–	9

Veladero	–	3

Intangible assets	12	–

Other	8	12

Total impairment (reversals) losses of long-lived assets	$ (269)	$ (1,423)

196	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

2020 Indicators of Impairment and Reversals

In the fourth quarter of 2020, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified no impairments. Also in the fourth quarter of 2020, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted one indicator of impairment at Veladero and no indicators of impairment reversal.

Veladero

In December 2020, Veladero began a transition to a new heap leach valley facility to process subsequent phases of the open pit. During the transition phase, heap leach processing operations at Veladero will be reduced until the Phase 6 leach pad expansion is commissioned later in 2021. We have performed an analysis and concluded that the carrying amount remains recoverable under the revised LOM plan. The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2020, as listed below.

Porgera

As described in note 36, on April 24, 2020, we received communication from the Government of Papua New Guinea that the Special Mining Lease will not be extended, and therefore Porgera was placed on temporary care and maintenance on April 25, 2020. We have performed an analysis and concluded that the carrying value of our 47.5% share of Porgera ($297 million as at December 31, 2020) remains recoverable. The ultimate resolution of this dispute may differ from this assumption and there is no certainty that the carrying value will remain recoverable.

Tanzania

On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments.

We have determined this to be an indicator of impairment reversal, as the resolution of the long-standing dispute has led to a decrease in the risk adjustment previously included in the weighted average cost of capital (“WACC”) and the removal of the estimated impact of the previously anticipated issuance of the equity to the GoT. The key assumptions and estimates used in determining the fair value less cost to dispose (“FVLCD”) are a short-term gold price of $1,350 per ounce, long-term gold price of $1,300 per ounce, NAV multiples of 1.1–1.3 and a WACC of 5.4%–6.2%. Management assumed the resumption of concentrate sales and exports commencing in the second quarter of 2020 and the resumption of production from underground mining at Bulyanhulu in 2020. We identified that the FVLCD exceeded the carrying value and a full non-current asset impairment reversal was recognized in 2020 of $663 million at Bulyanhulu and $46 million at North Mara, based on a FVLCD of $1,237 million and $967 million, respectively. No impairment reversal was recognized at Buzwagi.

Similar assumptions were also used to determine the fair value of the 16% equity interest in each of the operating mines that was given to the GoT. The recognition of this non-controlling interest in the three Tanzanian mines resulted in a loss of $238 million being recognized in the first quarter of 2020. The assignment of 16% of the existing shareholder loans also resulted in the recognition of a $167 million loss in the first quarter of 2020.

As the signing of the agreement to resolve all outstanding disputes with the GoT caused the impairment reversal, loss on equity issuance and loss on assignment of shareholder loans, the financial impact has been aggregated and presented as a $304 million net impairment reversal on the consolidated statement of income.

2019 Indicators of Impairment and Reversals

Fourth Quarter 2019

In the fourth quarter of 2019, as per our policy, we performed our annual goodwill impairment test and identified no impairments. Also in the fourth quarter of 2019, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at Pascua-Lama and an indicator of impairment reversal at Pueblo Viejo.

Pascua-Lama

In the fourth quarter of 2019, we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. It is our intention to update our geological understanding of the orebody and this process is expected to take a number of years to complete. We determined that this was an indicator of impairment and concluded that the carrying value of Pascua-Lama exceeded the FVLCD and we recorded a non-current asset impairment of $296 million, based on a FVLCD of $398 million.

In a related matter, we have updated the Wheaton silver sale obligation due to the significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama. Refer to note 29 for further details.

Pueblo Viejo

The progression of our engineering and evaluation work on the process plant expansion and additional tailings facility at Pueblo Viejo represented an impairment reversal trigger in the fourth quarter. In conjunction with the increase in the long-term gold price assumption, this has resulted in an improvement in the life of mine cash flows for the mine site. We have also included an additional risk premium of 2% in the calculation of FVLCD given that the expansion project has not been fully permitted or approved for investment. Upon review of these changes and associated sensitivities, we concluded that the mine’s FVLCD exceeded its carrying value and we recorded a non-current asset impairment reversal of $865 million, which represents a full reversal of the non-current asset impairment recorded in 2015.

Third Quarter 2019

Lumwana

On September 28, 2018, as part of their 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes included an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if the copper price increases above a certain price, the imposition of a 5% import duty on copper concentrates, the non-deductibility of mineral royalties paid or payable for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime, which was effective January 1, 2019, with the exception of the changes to the non-refundable sales tax. In August 2019, the Zambian government alleviated this fiscal uncertainty by withdrawing the legislative bill relating to the non-refundable sales tax and introduced a new bill in September 2019 which contains measures to limit the claiming of VAT on certain items used by Lumwana.

In addition to these external impacts, we have updated our LOM plan for Lumwana based on the significant reductions achieved in 2019 in unit mining costs and improvements in plant availability. This reduction in the cost base has allowed us to lower the cutoff grade, which is expected to deliver a 5-year increase in the mine life of Lumwana. Finally, during the third quarter of 2019, we also updated our long-term copper price assumption to $3.00 per pound (previously $2.85 per pound). As a result of these indicators of impairment reversal, an assessment was undertaken and a partial non-current asset impairment reversal of $947 million was recognized in the third quarter of 2019, as we identified that Lumwana’s FVLCD of $1.4 billion exceeded its carrying value. The key assumptions and estimates used in determining the FVLCD are long-term copper prices of $3.00 per pound and a WACC of 10.4%.

Barrick Gold Corporation | Annual Report 2020	197

Notes to Consolidated Financial Statements

Nevada Gold Mines

On July 1, 2019 we formed Nevada Gold Mines, a joint venture combining the respective mining operations, assets, reserves and talent from Barrick and Newmont in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Through the purchase price allocation exercise, we identified various assets with fair values less than their carrying values. Although we did not identify indicators of impairment at the CGU level for Goldstrike, Cortez and Goldrush, we identified indicators of impairment for certain land holdings and specific Cortez Hills Open Pit infrastructure assets and an impairment of $60 million was recorded in the third quarter of 2019. Refer to note 4 for further information.

Second Quarter 2019

Acacia

On May 21, 2019, Barrick met with the Directors and senior management of Acacia and presented a proposal to acquire all of the shares it did not already own in Acacia through a share for share exchange of 0.153 Barrick shares for each ordinary share of Acacia. The exchange ratio was based on the 20-day volume weighted average trading prices of Acacia and Barrick as at market close in London and New York on May 20, 2019 and implied a value for 100% of Acacia of $787 million.

On July 19, 2019, we announced that the Boards of Barrick and Acacia reached an agreement on the terms of a recommended offer by Barrick for the 36.1% of Acacia that we did not own at that time. Under the terms of the agreement, the minority shareholders would exchange each Acacia share for 0.168 Barrick shares and would also be entitled to special dividends under certain conditions. The offer received shareholder approval in the third quarter of 2019 and the transaction closed on September 17, 2019.

During the second quarter of 2019, Acacia updated its life of mine plans and subsequent to that, the Barrick technical team had an opportunity to conduct detailed due diligence on the updated life of mine plans for the Acacia assets and risk adjust the value of the assets. The value implied by Barrick’s adjusted life of mine plans was deemed to be an indicator of impairment in the second quarter of 2019.

An impairment assessment was undertaken in the second quarter and Barrick assessed the carrying value of the individual cash generating units within Acacia (Bulyanhulu, North Mara and Buzwagi) and determined that the carrying amounts were recoverable. Therefore, no impairment was recognized.

The key assumptions and estimates used in determining the fair value less cost to dispose were short-term and long-term gold prices of $1,250 per ounce, NAV multiples of 1.0–1.1 and a WACC of 6.5%–6.9%. Other assumptions included a 50% economic share of future economic benefits generated by the mines for the GoT, which includes taxes, royalties, tolls and 16% free carry interest in the mines. Management assumed the resumption of concentrate sales and exports commencing in the third quarter of 2019 and the resumption of production from underground mining at Bulyanhulu in 2020. The WACC applied was lower than the 2018 and 2017 impairment tests for the Acacia CGUs, based on lower risk levels given the state of Barrick’s negotiations with the GoT at that time and the expectation that an agreement would be signed once the recommended offer to purchase the minority shareholdings of Acacia as described above had closed, and because the economic sharing of benefits had been modeled into the cash flows.

Key Assumptions

The recoverable amount has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to future metal prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, closure costs, the LOM production profile, continued license to operate, evidence of value from current year disposals and the expected start of production for our projects. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans.

Gold

For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the CGU (Level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to reserves and resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Assumptions

The short-term and long-term gold price assumptions used in our fourth quarter 2020 impairment testing are $1,700 and $1,400 per ounce, respectively. The short-term and long-term gold price assumptions used in our fourth quarter 2019 impairment testing was $1,350 and $1,300 per ounce, respectively. The increase in the gold price assumption from 2019 was not considered an indicator of impairment reversal as the increased price would not, in isolation, have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the table below:

	2020	2019

Copper price per lb (long-term)	$3.00	$3.00

WACC – gold (range)	3%–12%	3%–7%

WACC – gold (avg)	5%	4%

WACC – copper	n/a	n/a

NAV multiple – gold (avg)	1.3	1.2

LOM years – gold (avg)	20	19

198	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

Sensitivities

Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the CGU. The recoverable amount of the CGU would be affected by these changes and also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities.

We performed a sensitivity analysis on each CGU that was tested as part of the goodwill impairment test, as well as those CGUs which we believe are most sensitive to changes in the key assumptions. We flexed the gold prices and the WACC, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in gold prices, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold prices and WACC. If the gold price per ounce was decreased by $100, a goodwill impairment of $493 million would be recognized for Loulo-Gounkoto. If the gold price was decreased by $100 or the WACC was increased by 1%, a non-current asset impairment of $207 million or $134 million, respectively, would be recognized for Veladero.

The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2020	Carrying Value
Loulo-Gounkoto	$4,187

Veladero	779

22. OTHER ASSETS

As at December 31	2020	2019
Value added taxes recoverable[1]	$193	$253
Other investments[2]	428	258
Notes receivable[3]	154	202
Norte Abierto JV Partner Receivable	193	189
Restricted cash[4]	146	162
Carlin prepaid royalty	117	115
Prepayments	44	30
Derivative assets[5]	40	–

Other	148	98

	$1,463	$1,307

1	Includes VAT and fuel tax receivables of $52 million in Argentina, $79 million in Tanzania and $61 million in Chile (Dec. 31, 2019: $70 million, $128 million and $53 million, respectively).
2	Includes equity investments in other mining companies.
3	Primarily represents the interest bearing promissory note due from NovaGold.
4

Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.

5	Primarily consists of contingent consideration received as part of the sale of Massawa. Refer to note 4.

23. ACCOUNTS PAYABLE

As at December 31	2020	2019
Accounts payable	$929	$715
Accruals	529	440
	$1,458	$1,155

24. OTHER CURRENT LIABILITIES

As at December 31	2020	2019

Provision for environmental rehabilitation (note 27b)	$131	$156

Deposit on Pascua-Lama silver sale agreement[1]	–	253

Deposit on Pueblo Viejo gold and silver streaming agreement	47	75

Share-based payments (note 34b)	67	48

Other	61	90

	$306	$622

1 Reclassified to other non-current liabilities. Refer to note 29.

25. FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); restricted share units (note 34b).

a) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

As at December 31	2020	2019

Cash deposits	$3,713	$2,571

Term deposits	1,469	728

Money market investments	6	15

	$5,188	$3,314

Of total cash and cash equivalents as of December 31, 2020, $nil (2019: $nil) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Barrick Gold Corporation | Annual Report 2020	199

Notes to Consolidated Financial Statements

b) Debt and Interest[1]

	Closing balance Dec. 31, 2019	Proceeds	Repayments	Amortization and other [2]	Closing balance Dec. 31, 2020
5.7% notes[3,9]	$ 842	$ –	$ –	$ –	$ 842

3.85%/5.25% notes	1,079	–	(337)	2	744

5.80% notes[4,9]	395	–	–	–	395

6.35% notes[5,9]	594	–	–	–	594

Other fixed rate notes[6,9]	1,080	–	–	1	1,081

Leases[7]	96	–	(26)	(4)	66

Other debt obligations	594	–	(2)	(2)	590

5.75% notes[8,9]	842	–	–	1	843

Acacia credit facility[10]	14	–	(14)	–	–
	$ 5,536	$ –	$ (379)	$ (2)	$ 5,155

Less: current portion[11]	(375)	–	–	–	(20)

	$ 5,161	$ –	$ (379)	$ (2)	$ 5,135

	Closing balance Dec. 31, 2018	Proceeds	Repayments	Amortization and other [2]	Closing balance Dec. 31, 2019
5.7% notes[3,9]	$ 842	$ –	$ –	$ –	$ 842

3.85%/5.25% notes	1,079	–	–	–	1,079

5.80% notes[4,9]	395	–	–	–	395

6.35% notes[5,9]	594	–	–	–	594

Other fixed rate notes[6,9]	1,326	–	(248)	2	1,080

Leases[7]	19	–	(28)	105	96

Other debt obligations	598	–	(4)	–	594

5.75% notes[8,9]	842	–	–	–	842

Acacia credit facility[10]	43	–	(29)	–	14
	$ 5,738	$ –	$ (309)	$ 107	$ 5,536

Less: current portion[11]	(43)	–	–	–	(375)

	$ 5,695	$ –	$ (309)	$ 107	$ 5,161

1

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

2	Amortization of debt premium/discount and increases (decreases) in capital leases.
3	Consists of $850 million (2019: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
4	Consists of $400 million (2019: $400 million) of 5.80% notes which mature in 2034.
5	Consists of $600 million (2019: $600 million) of 6.35% notes which mature in 2036.
6

Consists of $1.1 billion (2019: $1.1 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $250 million (2019: $250 million) of BNAF notes due 2038 and $850 million (2019: $850 million) of BPDAF notes due 2039.

7

Consists primarily of leases at Nevada Gold Mines, $18 million, Loulo-Gounkoto, $28 million, Lumwana, $8 million, Pascua-Lama, $2 million and Porgera, $2 million (2019: $32 million, $32 million, $10 million, $6 million and $5 million, respectively).

8	Consists of $850 million (2019: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
9

We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

10	Consists of an export credit backed term loan facility.
11

The current portion of long-term debt consists of our 3.85% notes ($nil; 2019: $336 million), leases ($13 million; 2019: $25 million), Acacia credit facility ($nil; 2019: $14 million), and other debt obligations ($7 million; 2019: $nil).

200	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

5.7% Notes

In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities consisting of $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes, which will rank equally with Barrick’s other unsecured and unsubordinated obligations.

3.85% and 5.25% Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. During 2015, $913 million of the 3.85% notes was repaid. On January 31, 2020, the remaining $337 million of the 3.85% notes was repaid.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary BPDAF consisting of $850 million of 30-year notes with a coupon rate of 5.95% and $400 million of 10-year notes with a coupon rate of 4.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2016, $152 million of the $400 million of the 4.95% notes was repaid. During 2019, the remaining $248 million of the 4.95% notes was repaid.

In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries BNAF and BGFC consisting of $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

5.75% Notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF consisting of $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering was used to repay amounts outstanding under our revolving credit facility at that time. We provided an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which will rank equally with our other unsecured and unsubordinated obligations.

Amendment and Refinancing of the Credit Facility

Barrick has a credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.125% on drawn amounts, and a commitment rate of 0.125% on undrawn amounts and includes terms to replace LIBOR with a suitable replacement as that issue develops. The replacement of LIBOR is not expected to have an impact on the consolidated financial statements. The Credit Facility currently has a termination date of January 4, 2025 and is undrawn as at December 31, 2020.

Acacia Credit Facility

In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the “Facility”) for the amount of $142 million. The Facility was put in place to fund a substantial portion of the construction costs of the carbon in leach (“CIL”) circuit at the process plant at Bulyanhulu. The Facility has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. At December 31, 2014, the full value of the Facility was drawn. During 2015, $14 million was repaid. During 2016, $29 million was repaid. During 2017, $28 million was repaid. During 2018, $28 million was repaid. During 2019, $29 million was repaid. In January 2020, the final installment of $14 million was paid.

Barrick Gold Corporation | Annual Report 2020	201

Notes to Consolidated Financial Statements

INTEREST

	2020			2019
For the years ended December 31	Interest cost	Effective rate	[1]	Interest cost	Effective rate	[1]

5.7% notes	$49	5.73%		$49	5.74%

3.85%/5.25% notes	41	5.31%		53	4.87%

5.80% notes	23	5.84%		23	5.87%

6.35% notes	38	6.39%		38	6.41%

Other fixed rate notes	70	6.38%		77	6.33%

Leases	5	6.09%		6	7.14%

Other debt obligations	34	6.16%		34	6.17%

5.75% notes	49	5.77%		49	5.79%

Acacia credit facility	–	–		3	3.36%

Deposits on Pascua-Lama silver sale agreement (note 29)	1	0.53%		70	8.75%

Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	33	6.44%		34	6.79%

	$343			$436

Less: interest capitalized	(24)			(14)

	$319			$422

1

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

SCHEDULED DEBT REPAYMENTS1

	Issuer	Maturity Year	2021	2022	2023	2024	2025	2026 and thereafter	Total

7.31% notes[2]	BGC	2021	$7	$–	$–	$–	$–	$–	$7

7.73% notes[2]	BGC	2025	–	–	–	–	7	–	7

7.70% notes[2]	BGC	2025	–	–	–	–	5	–	5

7.37% notes[2]	BGC	2026	–	–	–	–	–	32	32

8.05% notes[2]	BGC	2026	–	–	–	–	–	15	15

6.38% notes[2]	BGC	2033	–	–	–	–	–	200	200

5.80% notes	BGC	2034	–	–	–	–	–	200	200

5.80% notes	BGFC	2034	–	–	–	–	–	200	200

6.45% notes[2]	BGC	2035	–	–	–	–	–	300	300

6.35% notes	BHMC	2036	–	–	–	–	–	600	600

7.50% notes[3]	BNAF	2038	–	–	–	–	–	250	250

5.95% notes[3]	BPDAF	2039	–	–	–	–	–	850	850

5.70% notes	BNAF	2041	–	–	–	–	–	850	850

5.25% notes	BGC	2042	–	–	–	–	–	750	750

5.75% notes	BNAF	2043	–	–	–	–	–	850	850

			$7	$–	$–	$–	$12	$5,097	$5,116

Minimum annual payments under leases			$13	$10	$6	$4	$4	$28	$65

1	This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2	Included in Other debt obligations in the Long-Term Debt table.
3	Included in Other fixed rate notes in the Long-Term Debt table.

202	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

c) Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by

🌑 Revenue	🌑 Prices of gold, silver and copper

🌑 Cost of sales

🌑 Consumption of diesel fuel, propane, natural gas, and electricity	🌑 Prices of diesel fuel, propane, natural gas, and electricity

🌑 Non-US dollar expenditures	🌑 Currency exchange rates – US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, XOF, ZAR and ZMW

🌑 General and administration, exploration and evaluation costs	🌑 Currency exchange rates – US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, TZS, XOF, ZAR, and ZMW

🌑 Capital expenditures

🌑 Non-US dollar capital expenditures	🌑 Currency exchange rates – US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, XOF, ZAR, and ZMW

🌑 Consumption of steel	🌑 Price of steel

🌑 Interest earned on cash and equivalents	🌑 US dollar interest rates

🌑 Interest paid on fixed-rate borrowings	🌑 US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.

During 2020 and 2019, we did not enter into any derivative contracts for US dollar interest rates, currencies, or commodity inputs. During 2020, we sold 57 thousand ounces of producer gold collars (2019: nil). We had no contracts outstanding at December 31, 2020.

26. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Barrick Gold Corporation | Annual Report 2020	203

Notes to Consolidated Financial Statements

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

FAIR VALUE MEASUREMENTS

At December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value

Cash and equivalents	$5,188	$–	$–	$5,188

Other investments[1]	428	–	–	428

Derivatives	–	40	–	40

Receivables from provisional copper and gold sales	–	265	–	265

	$5,616	$305	$–	$5,921
FAIR VALUE MEASUREMENTS
At December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value

Cash and equivalents	$3,314	$–	$–	$3,314

Other investments[1]	258	–	–	258

Derivatives	–	1	–	1

Receivables from provisional copper and gold sales	–	68	–	68

	$3,572	$69	$–	$3,641

1	Includes equity investments in other mining companies.

b) Fair Values of Financial Assets and Liabilities

	2020		2019
At December 31	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets

Other assets[1]	$571	$571	$612	$612

Other investments[2]	428	428	258	258

Derivative assets[3]	40	40	1	1

	$1,039	$1,039	$871	$871

Financial liabilities

Debt[4]	$5,155	$7,288	$5,536	$6,854

Other liabilities	382	382	209	209

	$5,537	$7,670	$5,745	$7,063

1	Includes restricted cash and amounts due from our partners.
2	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
3	Primarily consists of contingency consideration received as part of the sale of Massawa.
4

Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

204	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

c) Assets Measured at Fair Value on a Non-Recurring Basis Valuation Techniques

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap (“CDS”) spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and credit default swap rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets

The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

27. PROVISIONS

a) Provisions

As at December 31	2020	2019

Environmental rehabilitation (“PER”)	$2,950	$2,922

Post-retirement benefits	43	43

Share-based payments	24	26

Other employee benefits	25	19

Other	97	104

	$3,139	$3,114

b) Environmental Rehabilitation

	2020	2019

At January 1	$3,078	$2,837

PERs acquired (divested) during the year	(6)	425

Closed Sites

Impact of revisions to expected cash flows recorded in earnings	79	(75)

Settlements

Cash payments	(67)	(72)

Settlement gains	(3)	(3)

Accretion	16	18

Operating Sites

PER revisions in the year	1	(87)

Settlements

Cash payments	(39)	(21)

Settlement gains	(3)	(1)

Accretion	25	57

At December 31	$3,081	$3,078

Current portion (note 24)	(131)	(156)

	$2,950	$2,922

The eventual settlement of substantially all PERs estimated is expected to take place between 2021 and 2060.

The total PER has decreased in the fourth quarter of 2020 by $121 million primarily due to changes in cost estimates at our Lumwana, Pascua-Lama, Veladero, Phoenix, Turquoise Ridge, Cortez and North Mara properties, combined with spending incurred during the quarter. For the year ended December 31, 2020, our PER balance increased by $3 million primarily due to a decrease in the discount rate, offset by the changes in cost estimates described above, combined with spending incurred in the year. A 1% increase in the discount rate would result in a decrease in PER by $374 million and a 1% decrease in the discount rate would result in a decrease in PER by $nil (as the discount rate used was 0%), while holding the other assumptions constant.

28. FINANCIAL RISK MANAGEMENT

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a.	Market risk, including commodity price risk, foreign currency and interest rate risk;
b.	Credit risk;
c.	Liquidity risk; and
d.	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

Barrick Gold Corporation | Annual Report 2020	205

Notes to Consolidated Financial Statements

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group implements hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. During 2020, we sold 57 thousand ounces of producer gold collars. We do not have any positions outstanding as at December 31, 2020. Our gold and copper production is subject to market prices.

Fuel

On average we consume 4 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

Foreign Currency Risk

The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. In addition, we have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($5.2 billion at the end of the year); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2020).

The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, 2020 is approximately $30 million (2019: $18 million).

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries, which are countries rated BBB- or higher by S&P and include Canada and the United Kingdom. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

🌑	Entering into derivatives with high credit-quality counterparties;
🌑	Limiting the amount of net exposure with each counterparty; and
🌑	Monitoring the financial condition of counterparties on a regular basis.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

As at December 31	2020	2019

Cash and equivalents	$5,188	$3,314

Accounts receivable	558	363

	$5,746	$3,677

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 25.

Our capital structure comprises a mix of debt, non-controlling interest and shareholders’ equity. As at December 31, 2020, our total debt was $5.2 billion (debt net of cash and equivalents was $(33.0) million) compared to total debt as at December 31, 2019 of $5.5 billion (debt net of cash and equivalents was $2.2 billion).

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of Baa1 and BBB, respectively); and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in the Credit Facility (undrawn as at December 31, 2020) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.00:1 as at December 31, 2020).

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

206	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

As at December 31, 2020 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$ 5,188	$ –	$ –	$ –	$ 5,188

Accounts receivable	558	–	–	–	558

Derivative assets	–	40	–	–	40

Trade and other payables	1,458	–	–	–	1,458

Debt	20	16	20	5,125	5,181

Derivative liabilities	–	–	–	–	–

Other liabilities	31	72	36	243	382

As at December 31, 2019 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$ 3,314	$ –	$ –	$ –	$ 3,314

Accounts receivable	363	–	–	–	363

Derivative assets	–	–	–	–	–

Trade and other payables	1,155	–	–	–	1,155

Debt	39	371	13	5,141	5,564

Derivative liabilities	–	–	–	–	–

Other liabilities	55	52	9	93	209

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29. OTHER NON-CURRENT LIABILITIES

As at December 31	2020	2019

Deposit on Pascua-Lama silver sale agreement[1]	$149	$–

Deposit on Pueblo Viejo gold and silver streaming agreement[2]	447	425

Long-term income tax payable	321	241

GoT shareholder loan (note 4)	167	–

Pueblo Viejo JV partner shareholder loan	42	–

Provision for offsite remediation	50	52

Other	92	105

	$1,268	823

1	Reclassified from other current liabilities.
2	Revenues of $53 million were recognized in 2020 (2019: $43 million) through the draw-down of our streaming liabilities relating to a contract in place at Pueblo Viejo.

Pueblo Viejo Shareholder Loan

In November 2020, Pueblo Viejo entered into a $1.3 billion loan facility agreement with its shareholders (the “PV Shareholder Loan”) to provide long-term financing to expand the mine. The shareholders will lend funds pro rata in accordance with their shareholding in Pueblo Viejo. The PV Shareholder Loan is broken up into two facilities: $0.8 billion of funds that can be drawn on a pro rata basis until June 30, 2022 (“Facility I”) and $0.5 billion of funds that can be drawn on a pro rata basis until June 30, 2025 (“Facility II”). Amortized repayments for Facility I are due to begin twice yearly on the scheduled repayment dates after the earlier of full drawdown of Facility I or June 30, 2022, with a final maturity date of February 28, 2032. Amortized repayments for Facility II are due to begin twice yearly on the scheduled repayment dates after the earlier of full drawdown of Facility II or June 30, 2025, with a final maturity date of February 28, 2035. The interest rate on drawn amounts is LIBOR plus 400 basis points. During 2020, $104 million was drawn on Facility I, including $42 million from Barrick’s Pueblo Viejo JV partner.

Pascua-Lama Silver Sale Agreement

Our silver sale agreement with Wheaton requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense was being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest was amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement. The completion date guarantee under the silver sale agreement for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee were not satisfied by June 30, 2020, then Wheaton had the right to terminate the agreement within 90 days of that date, in which case, they would have been entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.

Barrick Gold Corporation | Annual Report 2020	207

Notes to Consolidated Financial Statements

In the fourth quarter of 2019, we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. As a result, the deferred revenue liability was derecognized, and a current liability was recognized for the cash liability payable to Wheaton of $253 million. This adjustment resulted in $628 million recorded in Other Income for the year ended December 31, 2019 (refer to note 9) and recognizes the significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama.

Given that, as of September 28, 2020, Wheaton had not exercised its termination right, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries are made). This residual cash liability was remeasured to $148 million as at September 30, 2020, being the present value of the liability due in 2039 discounted at a rate estimated for comparable liabilities, including Barrick’s outstanding debt. This remeasurement resulted in a gain of $104 million recorded in Other Income (refer to note 9A) for the year ended December 31, 2020. The liability of $148 million was reclassified from other current liabilities to other non-current liabilities as at September 30, 2020 and will be measured at amortized cost in future periods. The liability has a balance of $149 million as at December 31, 2020.

Pueblo Viejo Gold and Silver Streaming Agreement

On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

🌑	7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.

🌑

75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

30. DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.

Current income taxes of $16 million have been provided in the year on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $16,112 million as at December 31, 2020.

SOURCES OF DEFERRED INCOME TAX

ASSETS AND LIABILITIES

As at December 31	2020	2019

Deferred tax assets

Tax loss carry forwards	$ 456	$ 511

Tax credits	13	28

Environmental rehabilitation	358	329

Post-retirement benefit obligations and other employee benefits	30	24

Other working capital	70	75

Other	3	11

	$ 930	$ 978

Deferred tax liabilities

Property, plant and equipment	(3,375)	(3,263)

Inventory	(463)	(545)

Accrued interest payable	(28)	(26)

	$ (2,936)	$ (2,856)

Classification:

Non-current assets	$ 98	$ 235

Non-current liabilities	(3,034)	(3,091)

	$ (2,936)	$ (2,856)

The deferred tax asset of $98 million includes $43 million expected to be realized in more than one year. The deferred tax liability of $3,034 million is expected to be realized in more than one year.

208	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

EXPIRY DATES OF TAX LOSSES
	2021	2022	2023	2024	2025+	No expiry date	Total

Non-capital tax losses[1]

Barbados	$13	$–	$263	$77	$655	$–	$1,008

Canada	–	–	–	–	2,176	–	2,176

Chile	–	–	–	–	–	1,050	1,050

Tanzania	–	–	–	–	–	1,455	1,455

Zambia	–	150	–	–	14	–	164

Other	–	4	12	–	21	380	417

	$13	$154	$275	$77	$2,866	$2,885	$6,270

1	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2020.

The non-capital tax losses include $4,728 million of losses which are not recognized in deferred tax assets. Of these, $13 million expire in 2021, $4 million expire in 2022, $275 million expire in 2023, $77 million expire in 2024, $2,830 million expire in 2025 or later, and $1,529 million have no expiry date.

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

🌑	Historic and expected future levels of taxable income;

🌑	Tax plans that affect whether tax assets can be realized; and

🌑	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

DEFERRED TAX ASSETS NOT RECOGNIZED

As at December 31	2020	2019

Argentina	$105	$103

Australia	298	277

Barbados	10	17

Canada	1,127	1,097

Chile	1,037	1,074

Côte d’Ivoire	6	5

Mali	9	8

Peru	281	329

Saudi Arabia	70	70

Tanzania	110	156

United States	–	1

Zambia	–	24

	$3,053	$3,161

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $1,092 million (2019: $1,082 million), capital loss carry forwards with no expiry date of $323 million (2019: $331 million), and other deductible temporary differences with no expiry date of $1,638 million (2019: $1,748 million).

SOURCE OF CHANGES IN DEFERRED

TAX BALANCES

For the years ended December 31	2020	2019

Temporary differences

Property, plant and equipment	$(112)	$(1,851)

Environmental rehabilitation	29	37

Tax loss carry forwards	(54)	(27)

AMT and other tax credits	(14)	(10)

Inventory	81	(42)

Other	(10)	14

	$(80)	$(1,879)

Intraperiod allocation to:

Income from continuing operations before income taxes	$(151)	$(1,073)

Allocation to PPA	–	(799)

Sale of 50% interest in Kalgoorlie	–	12

Income Tax Payable	65	(16)

Other comprehensive income	(6)	(3)

Other	12	–

	$(80)	$(1,879)

INCOME TAX RELATED CONTINGENT LIABILITIES

	2020	2019

At January 1	$327	$306

Net additions based on uncertain tax positions related to prior years	39	21

Reductions for tax positions of prior years	(100)	–

At December 31[1]	$266	$327

1	If reversed, the total amount of $266 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Barrick Gold Corporation | Annual Report 2020	209

Notes to Consolidated Financial Statements

TAX YEARS STILL UNDER EXAMINATION

Argentina	2010–2011, 2014–2020

Australia	2016–2020

Canada	2015–2020

Chile	2015–2020

Côte d’Ivoire	2019–2020

Democratic Republic of Congo	2019–2020

Dominican Republic	2015–2020

Mali	2017–2020

Papua New Guinea	2006–2020

Peru	2013–2020

Saudi Arabia	2019–2020

Tanzania	2018–2020

United States	2019–2020

Zambia	2018–2020

31. CAPITAL STOCK

Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,778,189,894 common shares as at December 31, 2020). Our common shares have no par value.

Dividends

In 2020, we declared dividends in US dollars totaling $547 million (2019: $218 million) and paid $547 million (2019: $548 million).

The Company’s dividend reinvestment plan resulted in $4 million (2019: $20 million) reinvested into the Company.

32. NON-CONTROLLING INTERESTS

a) Non-Controlling Interests (“NCI”) Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[2]	Loulo- Gounkoto	Tongon	Other	Total

NCI in subsidiary at December 31, 2020	38.5%	40%	16%	20%	10.3%	Various

At January 1, 2019	$ –	$ 1,271	$ 502	$ –	$ –	$ 19	$ 1,792

Acquisitions[1]	5,910	–	–	887	61	(76)	6,782

Share of income (loss)	275	311	(7)	30	(3)	(1)	605

Cash contributed	90	–	–	–	–	50	140

Decrease in non-controlling interest[1]	–	–	(495)	–	–	–	(495)

Disbursements	(236)	(158)	–	(16)	(11)	(8)	(429)

At December 31, 2019	$ 6,039	$ 1,424	$ –	$ 901	$ 47	$ (16)	$ 8,395

Share of income (loss)	965	196	57	68	9	(5)	1,290

Cash contributed	–	–	–	–	–	11	11

Increase in non-controlling interest[1]	–	–	251	–	–	–	251

Disbursements	(1,026)	(427)	(45)	(36)	(17)	(27)	(1,578)

At December 31, 2020	$ 5,978	$ 1,193	$ 263	$ 933	$39	$ (37)	$ 8,369

1	Refer to note 4 for further details.
2	Tanzania mines consist of North Mara, Bulyanhulu and Buzwagi.

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests

SUMMARIZED BALANCE SHEETS

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines		Loulo-Gounkoto		Tongon

As at December 31	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Current assets	$6,111	$10,977	$491	$500	$530	$525	$347	$406	$288	$158

Non-current assets	13,708	15,909	4,342	4,303	1,758	1,160	4,660	4,662	265	424

Total assets	$19,819	$26,886	$4,833	$4,803	$2,288	$1,685	$5,007	$5,068	$553	$582

Current liabilities	636	466	240	428	1,024	1,322	32	234	118	59

Non-current liabilities	1,266	1,217	1,053	932	565	321	567	634	76	106

Total liabilities	$1,902	$1,683	$1,293	$1,360	$1,589	$1,643	$599	$868	$194	$165

210	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

SUMMARIZED STATEMENTS OF INCOME
For the years ended	Nevada Gold Mines[1]		Pueblo Viejo		Tanzania Mines[2]		Loulo-Gounkoto		Tongon
December 31	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Revenue	$6,299	$2,707	$1,613	$1,409	$1,213	$671	$1,208	$1,007	$507	$384

Income (loss) from continuing operations after tax	2,439	739	418	708	653	86	339	158	83	(29)

Other comprehensive income (loss)	–	–	–	–	–	–	–	–	–	–

Total comprehensive income (loss)	$2,439	$739	$418	$708	$653	$86	$339	$158	$83	$(29)

Dividends paid to NCI[3]	$1,026	$236	$6	$158	$45	$–	$36	$16	$–	$11

SUMMARIZED STATEMENTS OF CASH FLOWS
For the years ended	Nevada Gold Mines[1]		Pueblo Viejo		Tanzania Mines[2]		Loulo-Gounkoto		Tongon
December 31	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net cash provided by operating activities	$3,518	$1,296	$820	$504	$609	$77	$497	$259	$135	$129

Net cash provided by (used in) investing activities	(971)	(539)	(223)	(107)	(181)	(63)	(226)	(130)	(8)	61

Net cash used in financing activities	(2,668)	(379)	(651)	(397)	(270)	(30)	(189)	(80)	(2)	(107)

Net increase (decrease) in cash and cash equivalents	$(121)	$378	$(54)	$–	$158	$(16)	$82	$49	$125	$83

1	Nevada Gold Mines was formed July 1, 2019 and therefore 2019 results are presented from July 1, 2019 onwards.
2	Tanzania mines consist of North Mara, Bulyanhulu and Buzwagi. 2019 reflects full year results.
3	Includes partner distributions.

33. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in 2020.

Remuneration of Key Management Personnel

Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2020	2019

Salaries and short-term employee benefits[1]	$33	$22

Post-employment benefits[2]	4	1

Share-based payments and other[3]	45	28

	$82	$51

1	Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2	Represents Company contributions to retirement savings plans.
3	Relates to DSU, RSU, PRSU and LTIP grants and other compensation.

34. STOCK-BASED COMPENSATION

a) Global Employee Share Plan (GESP)

In 2016, Barrick launched a Global Employee Share Plan. This is a plan awarded to all eligible employees. During 2020, Barrick contributed and expensed $nil to this plan (2019: $nil).

b)	Restricted Share Units (RSUs) and
Deferred Share Units (DSUs)

Compensation expense for RSUs was a $45 million charge to earnings in 2020 (2019: $39 million) and is presented as a component of general and administrative expenses and cost of sales, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2020, the weighted average remaining contractual life of RSUs was 0.83 years (2019: 0.74 years).

DSU AND RSU ACTIVITY

(NUMBER OF UNITS IN THOUSANDS)

	DSUs	Fair value	RSUs	Fair value

At January 1, 2019	764	$11.2	3,751	$36.0

Settled for cash	(404)	(6.5)	(2,131)	(30.7)

Forfeited	–	–	(1,157)	(15.8)

Granted	116	1.9	2,600	35.3

Credits for dividends	–	–	47	0.8

Change in value	–	2.2	–	15.9

At December 31, 2019	476	$8.8	3,110	$41.5

Settled for cash	–	–	(2,136)	(47.3)

Forfeited	–	–	(313)	(5.7)

Granted	85	2.0	1,923	35.2

Credits for dividends	–	–	39	0.9

Change in value	–	2.0	–	14.0

At December 31, 2020	561	$12.8	2,623	$38.6

Barrick Gold Corporation | Annual Report 2020	211

Notes to Consolidated Financial Statements

c) Performance Granted Share Units (PGSUs)

In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2020, 3,962 thousand units had been granted at a fair value of $52 million (2019: 3,867 thousand units at a fair value of $33 million).

d) Barrick Share Purchase Plan (BSPP)

In 2018, Barrick launched a Barrick Share Purchase Plan. This plan encourages Barrick employees to purchase Company shares by matching their contributions one to one up to an annual maximum. During 2020, Barrick contributed and expensed $8 million to this plan (2019: $3 million).

e) Long-Term Incentive Plan (LTIP)

In 2019, Barrick assumed the Long-Term Incentive Plan as a result of the Merger. Under this plan, restricted shares are issued to selected employees subject to certain performance criteria. During 2020, Barrick expensed $8 million (2019: $9 million) to this plan.

f) Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Company may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At December 31, 2020, 0.1 million (2019: 0.3 million) stock options were outstanding.

Compensation expense for stock options was $nil in 2020 (2019: $nil), and is presented as a component of corporate administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options had no impact on earnings per share for 2020 and 2019.

Total intrinsic value relating to options exercised in 2020 was $2 million (2019: $1 million).

EMPLOYEE STOCK OPTION ACTIVITY (NUMBER OF SHARES IN MILLIONS)

	2020		2019

	Shares	Average Price	Shares	Average Price

C$ options

At January 1	0.2	$ 10	0.3	$ 13

Exercised	(0.1)	10	(0.1)	16

At December 31	0.1	$ 10	0.2	$ 10

US$ options

At January 1	0.1	$ 32	0.5	$ 37

Cancelled/expired	(0.1)	32	(0.4)	39

At December 31	–	$ –	0.1	$ 32

STOCK OPTIONS OUTSTANDING (NUMBER OF SHARES IN MILLIONS)

	Outstanding					Exercisable

Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value ($ millions)	[1]	Shares	Average price	Intrinsic value ($ millions)	[1]

C$ options

$9 – $17	0.1	$10	1.6	$1		0.1	$10	$1

1	Based on the closing market share price on December 31, 2020 of C$29.00.

As at December 31, 2020, there was $nil (2019: $nil) of total unrecognized compensation cost relating to unvested stock options.

212	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

35. POST-RETIREMENT BENEFITS

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company’s post-employment amounts and activity are included in the financial statements:

For the years ended December 31	2020	2019

Balance sheet obligations for:

Defined pension benefits	$42	$ 39

Other post-retirement benefits	1	4

Liability in the balance sheet	$43	$ 43

Income statement charge included income statement for:

Defined pension benefits	$2	$ 1

Other post-retirement benefits	(3)	–

	$(1)	$ 1

Measurements for:

Defined pension benefits	$(4)	$ (5)

Other post-retirement benefits	–	2

	$(4)	$ (3)

The amounts recognized in the balance sheet are determined as follows:

For the years ended December 31	2020	2019

Present value of funded obligations	$–	$ 69

Fair value of plan assets	(5)	(76)

(Surplus) deficit of funded plans	$(5)	$ (7)

Present value of unfunded obligations	47	46

Total deficit of defined benefit pension plans	$42	$ 39

Impact of minimum funding requirement/asset ceiling	–	–

Liability in the balance sheet	$42	$ 39

a) Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee’s years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans – overseeing all aspects of the plans including investment decisions and contribution schedules – lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

During 2020, the Company settled one of its defined benefit pension plans that covered certain United States employees. A settlement arrangement was agreed with the plan trustees that paid out all pension plan obligations relating to employees that participated in the plan. The expense recognized in the Income Statement for 2020, in relation to this settlement, was $1 million. A surplus of $5 million in assets is still outstanding and will be transferred to qualified replacement plans in the United States to cover Barrick’s contributions to those plans.

The significant actuarial assumptions were as follows:

As at December 31	Pension Plans 2020	Other Post- Retirement Benefits 2020	Pension Plans 2019	Other Post- Retirement Benefits 2019

Discount rate	1.95%–2.20%	2.25%	2.50%–3.30%	3.35%

b) Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees in the United States. All of these plans are unfunded. The weighted average duration of the defined benefit obligation is 8 years (2019: 9 years).

	Less than a year	Between 1–2 years	Between 2–5 years	Over 5 years	Total

Pension benefits	$ 27	$ 7	$ 20	$ 95	$ 149

Other post-retirement benefits	–	–	1	3	4

At December 31, 2019	$ 27	$ 7	$ 21	$ 98	$ 153

Pension benefits	4	4	12	36	56

Other post-retirement benefits	–	–	–	–	–

At December 31, 2020	$ 4	$ 4	$ 12	$ 36	$ 56

c) Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $75 million in 2020 (2019: $41 million).

Barrick Gold Corporation | Annual Report 2020	213

Notes to Consolidated Financial Statements

36. CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Proposed Canadian Securities Class Actions

(Pascua-Lama)

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The proceedings alleged that the Company made false and misleading statements to the investing public relating to (among other things) capital cost and schedule estimates for the Pascua-Lama project (the “Project”), environmental compliance matters in Chile, as well as alleged internal control failures and certain accounting-related matters.

Two of the Ontario proceedings were subsequently consolidated into one proceeding. That consolidated proceeding and the Quebec proceeding have moved ahead in the manner described below. None of the other five proceedings has been pursued. One was never served, one was dismissed on consent, two were discontinued and one was stayed by Court order.

The Statement of Claim in the remaining Ontario proceeding indicates that the proposed representative plaintiffs purport to seek damages on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The defendants in this proceeding are the Company and Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver (all of whom are former officers of the Company), and the claim for damages is stated to be more than $3 billion. In August 2018, the Company and other defendants delivered their Statement of Defence. In June 2019, plaintiffs’ counsel indicated that they are pursuing claims only in respect of the period from July 28, 2011 to November 1, 2013.

The Quebec proceeding purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. However, the parties agreed that, by operation of the applicable statute of limitations, statutory secondary market misrepresentation claims could only be pursued in respect of the period from April 30, 2011 to November 1, 2013. The focus of the Quebec proceeding is on allegations concerning the Company’s public disclosures relating to matters of environmental compliance. The defendants are the Company and Messrs. Regent, Sokalsky, Al-Joundi and Kinver, and an unspecified amount of damages is being sought. No Statement of Defence has been filed or is required to be filed at this stage.

In both Ontario and Quebec, the proposed representative plaintiffs have brought motions seeking: (i) leave of the Court to proceed with statutory secondary market misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions, and therefore allowing the proposed representative plaintiffs to pursue statutory secondary market misrepresentation claims and other claims on behalf of the proposed classes.

In the Quebec proceeding, both motions were heard in May 2019 with additional oral submissions in December 2019. In March 2020, the Superior Court of Quebec denied both motions. As a result, subject to appeal, the proposed representative plaintiff cannot pursue the statutory secondary market misrepresentation claims, and can only pursue his other purported claims on an individual basis rather than on behalf of other shareholders. The proposed representative plaintiff has filed an appeal. The hearing of that appeal has not yet been scheduled.

In the Ontario proceeding, the motion for leave to proceed with statutory secondary market misrepresentation claims was heard in July 2019. In October 2019, the Ontario Superior Court of Justice dismissed all but one of those claims, and dismissed all of the statutory secondary market misrepresentation claims as against Mr. Regent and Mr. Kinver. With respect to the sole remaining statutory secondary market misrepresentation claim, the Court denied leave to proceed in respect of securityholders other than common shareholders. The sole remaining statutory secondary market misrepresentation claim pertains to a statement concerning the water management system in Chile made by the Company in its Management’s Discussion and Analysis for the second quarter of 2012. The Company filed a motion in the Divisional Court for leave to appeal the decision to allow that claim to proceed. The motion for leave to appeal was denied in October 2020. The proposed representative plaintiffs filed an appeal to the Court of Appeal for Ontario in respect of the claims that were dismissed. That appeal was heard over two days in November 2020. The Court has reserved judgment.

The motion for class certification in Ontario has not yet been heard. The Ontario Superior Court of Justice has indicated that it currently does not intend to hear that motion until after the Court of Appeal for Ontario has decided the appeal described above.

The Company intends to vigorously defend the remaining proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Project, received a Resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires CMN to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project. The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and

214	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required the Company to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015.

On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).

On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.

Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017. No additional amounts have been recorded for any potential liability arising from the Antofagasta Environmental Court’s October 12, 2018 ruling and subsequent review by the SMA, as the Company cannot reasonably predict any potential losses and the SMA has not issued any additional proposed administrative fines.

On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges. The Chilean Supreme Court did not review the merits of the Revised Resolution, which remains in effect.

On September 17, 2020, the Antofagasta Environmental Court issued a ruling in which it upheld the closure order and sanctions imposed on CMN by the SMA in the Revised Resolution from January 2018. As part of its ruling, the Environmental Court also ordered the SMA to reevaluate certain environmental infringements contained in the Revised Resolution which may result in the imposition of additional fines against CMN. The Company confirmed that it will not appeal the Environmental Court’s decision, and the Chilean side of the Pascua-Lama project will now be transitioned to closure in accordance with that ruling.

On October 6, 2020, a group of local farmers challenged the Environmental Court’s decision. The challenge, which was brought before the Chilean Supreme Court, claims that the fines imposed by the SMA were inadequate and seeks to require the SMA to issue additional and more severe sanctions against CMN. The Chilean Supreme Court has not yet decided whether to accept this appeal.

Veladero – September 2015 Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAS and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site continued in accordance with a court order until November 28, 2018 when that order was rescinded.

On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. On March 15, 2016, MAS was formally notified of the imposition of an administrative fine in connection with the solution release. On April 6, 2016, MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. On July 11, 2017, the San Juan government rejected MAS’ administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. MAS has implemented a remedial action plan at Veladero in response to the incident, as required by the San Juan Provincial mining authority.

Criminal Matters

Provincial Action

On March 11, 2016, a San Juan Provincial Court laid criminal charges based on alleged negligence against nine current and former MAS employees in connection with the solution release (the “Provincial Action”). On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release. MAS is not a party to the Provincial Action. On August 23, 2018, the eight defendants in the Provincial Action were granted probation. The terms of the probation did not require the defendants to recognize any wrongdoing. If the defendants complied with good behavior and community service requirements for one year, the Provincial Action would be dismissed.

All defendants have completed the probationary period for community service and good behavior. Dismissal of the charges in the Provincial Action has been requested.

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Notes to Consolidated Financial Statements

Federal Investigation

A federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the 2015 solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident continued to be conducted by the San Juan Provincial judge in the Provincial Action.

On April 11, 2018, the federal judge indicted three former federal officials alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls. After an appeal process, on July 10, 2018, the Court of Appeals confirmed the indictments. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls during 2015 was concluded and the case was sent to trial.

On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018, the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to adjudicate jurisdiction.

On October 8, 2020, the Federal Supreme Court upheld the appeal filed by the Province of San Juan, finding that the Federal Court does not have jurisdiction to order additional environmental studies in communities downstream from the Veladero mine as part of its investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls.

Glaciers Investigation

On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”). On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAS also requested to be admitted as a party to the proceeding in order to present evidence in support of MAS. On September 14, 2017, the Court of Appeals ordered the federal judge to consolidate the two investigations and allowed MAS to participate in the consolidated Federal Investigation. On November 21, 2017, the Court of Appeals clarified that MAS is not a party to the case and therefore did not have standing to seek the recusal of the federal judge. The Court recognized MAS’ right to continue to participate in the case without clarifying the scope of those rights.

On November 27, 2017, the federal judge indicted four former federal government officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s national glacier legislation including the methodology used to complete the national inventory of glaciers, a portion of which was published on October 3, 2016, and also requiring the National Ministry of the Environment and Sustainable Development to determine if there has been any environmental damage to glaciers since the glacier law went into effect in light of his decision. On December 12, 2017, the National Ministry of the Environment and Sustainable Development clarified that it does not have jurisdiction to audit environmental damage to glaciers, as this is the responsibility of the Provincial authorities.

On March 5, 2018, the Court of Appeals confirmed the indictment against the four former federal officials in relation to the Glacier Investigation. On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge.

In total, six former federal officials were indicted under the Federal Investigation and the Glacier Investigation (one of whom has been indicted on two separate charges) and will face trial. In 2019, the former federal official indicted on separate charges under both the Federal Investigation and the Glacier Investigation passed away. As a result, the charges against him have been dropped.

Due to the Argentine response to Covid-19 and a procedural challenge by one of the former federal officials, the oral arguments originally scheduled for April and May 2020 in this matter have been postponed and have not yet been rescheduled.

No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses.

Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAS has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAS. On December 2, 2016, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above.

On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident and the March 2017 incident described below (see “Veladero – March 2017 Release of Gold-bearing Process Solution” below).

On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident described below. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal was filed on April 20, 2018 and will be heard and decided by the Governor of San Juan.

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Notes to Consolidated Financial Statements

Veladero – Cyanide Leaching Process Civil Action

On December 15, 2016, MAS was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the Valley Leach Facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAS implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAS replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see “Veladero – March 2017 Release of Gold-bearing Process Solution” below). The Company responded to the new allegations and intends to continue defending this matter vigorously. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Veladero – March 2017 Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan Provincial mining authority issued a violation notice against MAS in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions.

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAS as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident described above and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident.

On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident described above and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action

On March 30, 2017, MAS was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAS and the San Juan Provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan Provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the Argentine Supreme Court as to whether the Federal Court or Provincial Court has jurisdiction to assess the merits of the amparo remedy. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court (see “Veladero – Release of Gold-bearing Process Solution – Federal Amparo Action” below).

No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident described above. The amparo protection action sought a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAS also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court. On October 1, 2020, the Company was notified that the National Ministry of the Environment had petitioned the Federal Court to resume the proceedings following the Supreme Court’s decision that it is competent to hear the case.

No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Veladero – Tax Assessment and Criminal Charges

On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $6.5 million at the prevailing exchange rate at December 31, 2020), plus interest and fines. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.

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Notes to Consolidated Financial Statements

On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.

In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”).

Hearings for the Criminal Tax case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and which has been appealed by the prosecution.

The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.

In the Criminal Tax Case, the Argentinean Federal Tax Authority’s appeal of the trial court’s ruling on the defendants’ motion to dismiss on statute of limitations grounds was denied. Additional evidence from an Argentine income tax expert will be submitted to the trial court to support the defendants’ arguments.

The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously. No amounts have been recorded for any potential liability arising from the Tax Assessment or the Criminal Tax Case, as the Company cannot reasonably predict the outcome.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By Order dated November 9, 2011, the Court granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. To date neither the plaintiffs nor the Company has advised the Court of an intention to resume the proceedings. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy (the “Petitioners”) versus Placer Dome Inc. and Barrick Gold Corporation. In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. (“Placer Dome”) and the Company, ordered Placer Dome and the Company to make a verified return of the Writ within ten (10) days of service and referred the case to the Court of Appeal (the “Court”) for hearing. The Petition alleges that Placer Dome violated the Petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The Petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome, which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. A Writ of Kalikasan brought under the then-new Rules of Procedure in Environmental Cases (the “Environmental Rules”) is intended to be a mechanism for speedy relief and the Environmental Rules impose rigid deadlines and other requirements on such proceedings, including that a petitioner file and serve all evidence on which it relies at the outset of the proceeding and a respondent file all evidence on which it relies within 10 days of being served. While the Company complied with this requirement and filed extensive affidavit evidence, including expert affidavits, at the time it filed its Return Ad Cautelam in April 2011, the Petitioners did not file any affidavits in support of their Writ and the only evidence filed or referenced by the Petitioners was various documents and news articles with no person testifying to their contents. The Company filed a motion challenging the Court’s jurisdiction over both the proceedings and the Company at the outset of the proceedings, and also challenged the constitutionality of the Environmental Rules pursuant to which the Petition was filed.

In October 2011, the proceedings were suspended to permit the Petitioners to explore the possibility of a settlement. Although discussions ended without a resulting settlement by December 2013, with the exception of a few inquiries by the Court as to the status of the settlement and the Petitioners’ intentions, the proceedings remained essentially inactive between October 2011 and September 2018 when the Petitioners sought to have the suspension lifted and the proceedings resume.

In March 2019, the Court lifted the suspension of proceedings. Between March 2019, when the suspension of proceedings was lifted and January 2020, the Court has: (i) rejected the Company’s constitutional objections and held that the Court has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in their petition; (ii) directed a court-annexed mediation, which did not result in settlement; (iii) dismissed the Company’s arguments that the proceedings should be dismissed for delay, laches and due process reasons; (iv) conducted a preliminary case conference in January 2020; and (v) permitted the Petitioners to file late two affidavits in September 2019, over the Company’s objections. The Company has consistently challenged all adverse Court decisions, including by way of certiorari to the Supreme Court. In all instances, such attempts have been unsuccessful.

A tentative trial date in March 2020 was postponed due to the Philippine government’s response to the Covid-19 pandemic. Subsequently, a September 2020 trial date was set, but later cancelled by the Court because of a late request by Petitioners’ counsel, over the objections of the Company.

Since June 2020, the Petitioners have taken numerous steps to attempt to seek to expand the issues for consideration by the Court in these proceedings beyond the scope of the original Writ and also to supplement the evidentiary record outside the strict limitations of the Environment Rules, including by: (i) filing a motion asking the Court to issue a Temporary Environmental Protection Order on broader grounds than those pleaded in the original Writ; (ii) filing a motion requesting a discovery order for the “ocular inspection” of various physical locations in or around the Marcopper Mine site on the basis of alleged issues not previously pleaded in the original Writ; and (iii) filing a motion days prior to a scheduled trial date seeking to cancel the trial date and revert the proceedings to the preliminary conference stage to allow the Petitioners to file additional evidence, to add additional individuals to their list of witnesses, and to file additional judicial affidavits on behalf of additional witnesses. The Company has objected to such steps in materials filed with the Court.

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Notes to Consolidated Financial Statements

On October 27, 2020, the Province of Marinduque filed a Motion for Leave to Intervene and a Petition in Intervention in the Supreme Court (the “Intervention Motion”). In the Intervention Motion, the Province sought leave to intervene in the case and effectively also sought to expand the scope of relief to include claims regarding alleged maintenance and structural integrity issues of infrastructure at the Marcopper Mine site, amongst other issues not raised in the original Writ of Kalikasan. On November 17, 2020, the Supreme Court issued a Resolution referring the Intervention Motion to the Court; however, the Company did not receive notice of this Resolution until January 26, 2021. On January 21, 2021, the Court issued a resolution admitting the Intervention Motion before the Court, granting the Intervention Motion and accepting for filing the Petition in Intervention. The January 21, 2021 Resolution was issued without the Court affording the Company due process and an opportunity to respond to the merits of the Intervention Motion. On February 9, 2021 the Company filed a Motion for Partial Reconsideration of the January 21, 2021 Resolution seeking to set aside the granting of the Intervention Motion by the Court and to have the Intervention Motion dismissed.

On November 25, 2020, the Court set a new trial date of December 2, 2020. The trial began on December 2, 2020, with the Petitioners calling a new witness not disclosed prior to September 2020 and stating their intention to call seven more unspecified witnesses. The Company has made multiple filings and submissions recording its objections to the Petitioners being permitted to call witnesses whose affidavits have been delivered outside the prescribed time requirements and years after the Company has filed its evidence in response to the Petitioners claims.

On January 7, 2021, the Petitioners filed an urgent motion to cancel the second trial date scheduled for January 11, 2021 on the basis that the witness they intended to call would not be able to appear at the hearing. The Company objected. Although the Court issued an order dismissing the Petitioners’ request to cancel the January 11, 2021 hearing date, the Court nevertheless effectively granted the relief sought by the Petitioners by acknowledging that the Petitioners’ next witness could be called instead on the reserved hearing date on January 27, 2021.

On January 21, 2021, the Court ruled on the Company’s objections to the Petitioners being permitted to call witnesses whose affidavits are delivered late and ordered the Petitioners to submit all of their remaining judicial affidavits within a non-extendable 15 days from notice (by February 10, 2021). It is not clear how many additional witnesses the Petitioners intend to call or will be permitted to call. The Company intends to seek reconsideration of this ruling.

The Petitioners called one witness on January 27, 2021. The next reserved hearing date is February 24, 2021.

No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Malian Tax Dispute

Each of Loulo and Gounkoto (which together form the Loulo-Gounkoto complex) and Morila have separate legally binding establishment conventions with the State of Mali, which guarantee fiscal stability, govern applicable taxes and allow for international arbitration in the event of disputes. Despite these establishment conventions, prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $268 million at January 1, 2019. As at the end of the second quarter of 2019, the total claim for 2018 and prior year periods had risen to $275 million.

During 2016, Randgold received payment demands in respect of certain of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes, which after offsetting other tax payments resulted in a receivable being recorded of $41 million. As part of the purchase price allocation for the Merger, the fair value of this receivable was reduced to nil. In July 2019, a further advance of $43 million was paid to the State of Mali as part of a settlement proposal to resolve outstanding assessments with respect to 2016 and prior year periods. In addition, a further

$17 million was accrued, bringing the total amount recorded for these events to $60 million at the end of the second quarter of 2019. This additional accrual amount was recorded as a further update to the purchase price allocation, and was paid in the fourth quarter of 2019.

In January 2020, the Government of Mali signed a protocol (the “Malian Protocol”), which set forth the terms of its working relationship with the Company, including an agreement on tax principles that effectively reflects the Company’s tax filings in 2017 and subsequent years.

The Company has settled all of the historic tax disputes, including the reconciliation of VAT balances as at June 30, 2019, with the State of Mali and the matters are now closed. The existing disputes were settled for an amount within the provision recorded for these matters in the Company’s 2019 Annual Financial Statements.

The Malian tax authorities have commenced an audit of Loulo and Gounkoto for the 2017, 2018 and 2019 financial years, in accordance with the principles set out in the Malian Protocol. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

Reko Diq Arbitration

Barrick currently indirectly holds 50% of the shares of Tethyan Copper Company Pty Limited (“TCC”), with Antofagasta plc (“Antofagasta”) indirectly holding the other 50%. On November 15, 2011, the Government of the Province of Balochistan notified Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of TCC) of the rejection of TCCP’s application for a mining lease for the Reko Diq project, to which TCCP was lawfully entitled subject only to “routine” government requirements. On November 28, 2011, TCC filed a request for international arbitration against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan.

On March 20, 2017, the Tribunal issued its decision, rejecting the GOP’s position. In March 2019, ICSID closed the record in the arbitration.

In July 2019, ICSID awarded $5.84 billion in damages to TCC in relation to the arbitration claims and unlawful denial of a mining lease for the Reko Diq project (the “ICSID Award”). Damages include compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the ICSID Award of $1.753 billion. Compound interest continues to apply at a rate of US Prime +1% per annum until the ICSID Award is paid.

In November 2019, the GOP applied to annul TCC’s damages award, which resulted in an automatic stay on TCC from pursuing enforcement action. ICSID has constituted a committee (the “Annulment Committee”) to hear the annulment application, consisting of a president from South Korea and additional members from Mexico and Finland.

On September 17, 2020, with respect to the automatic stay of enforcement of the July 12, 2019 ICSID Award, the Annulment Committee ruled that: (i) the stay of enforcement of the ICSID Award would be continued on a conditional basis; (ii) Pakistan shall provide an unconditional and irrevocable bank guarantee or letter of credit for 25% of the ICSID Award, plus accrued interest as of the date of the decision, from a reputable international bank based outside of Pakistan, pledged in favor of TCC and to be released on the order of the Committee; (iii) Pakistan shall provide the Annulment Committee with a letter signed by Pakistan’s Minister of Finance or the official having full authority to bind Pakistan that, to the extent the ICSID Award is not annulled, it undertakes to recognize and pay the ICSID Award in compliance with its obligations under the ICSID convention; and (iv) should Pakistan not furnish the security and undertaking in the terms as set out above, to the satisfaction of the Annulment Committee, within 30 days after notification of the decision, the stay of enforcement in the amount of 50% of the ICSID Award, plus accrued interest as of the date of the decision, shall be lifted.

Barrick Gold Corporation | Annual Report 2020	219

Notes to Consolidated Financial Statements

If Pakistan does not satisfy its security and undertaking obligation, in order to commence collection TCC must within 30 days satisfy two conditions: (1) establish an escrow account under the sole control of an international escrow agent and under the direction of the Annulment Committee into which any collected amounts will be placed; and (2) provide “an undertaking, to the satisfaction of the Annulment Committee, that, if the ICSID Award is annulled, TCC will pay any amounts that Pakistan cannot recover from the escrow account that will hold assets obtained from enforcement, excluding those amounts due to Pakistan’s third-party creditors.” To date, Pakistan has not posted the surety or undertaking.

On November 20, 2020, TCC commenced collection actions in the British Virgin Islands (“BVI”). On December 3, 2020, the BVI Court recognized the ICSID Award, issued a provisional charging order against shares of PIA Investments, Minhal Inc. and PIA Hotels, companies TCC alleges to be assets of the GOP, injunctions against dissipation of value and or redomiciling those companies, and receivership over the assets of those companies. The GOP is opposing those orders and seeking to have them dissolved.

The Company cannot reasonably estimate the financial effect of the ICSID Award. No amounts have been recognized at this time.

Porgera Special Mining Lease Extension

Porgera’s Special Mining Lease (“SML”) terminated on August 16, 2019. The Company applied for a 20-year extension of the SML in June 2017 and has been engaging with the Government of Papua New Guinea on this matter since then. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its SML was being considered. Also in 2019, in response to a request from Papua New Guinea Prime Minister Marape, the Company proposed a benefit-sharing arrangement that would deliver more than half the economic benefits from the Porgera mine to Papua New Guinea stakeholders, including the Government, for the remainder of the life of mine, estimated at 20 years.

On April 24, 2020, Barrick Niugini Limited (“BNL”), the majority owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that the SML would not be extended. The Company believes the Government’s decision not to extend the SML is tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL. The Company has been engaged in ongoing discussions with Prime Minister Marape and his Government in light of the potentially catastrophic impact of this decision for the communities at Porgera and in Enga Province, and for the country as a whole. On October 15, 2020, BNL and Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. It further indicated that the parties had agreed in principle that Papua New Guinea will take a major share of equity under the new arrangements and BNL will retain operatorship and there will be a fair sharing of the economic benefits. Efforts to reach a memorandum of agreement to make these concepts and additional points binding are underway. In the meantime, all legal proceedings continue as discussed below.

BNL has been pursuing and will pursue all legal avenues to challenge the Government’s decision and to recover any damages that BNL may suffer as a result of the Government’s decision. Based on the communication received from the Government of Papua New Guinea that the SML would not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. BNL remains in possession of the mine to conduct care and maintenance.

On April 28, 2020, BNL filed a Judicial Review action against the Government of Papua New Guinea in the Papua New Guinea National Court of Justice. Judicial Review is a proceeding that challenges the procedural and constitutional adequacy of government administrative actions. The Judicial Review action seeks to quash the decision not to extend the SML on the grounds that the Government did not comply with the applicable legal standards and processes.

Trial was set to commence in the Judicial Review action on August 12, 2020. BNL sought leave to appeal two procedural rulings of the National Court that would affect the trial to the Supreme Court of Papua New Guinea. The Government of Papua New Guinea then asked the National Court to dismiss the Judicial Review action on purely procedural grounds. On September 1, 2020, the Court granted the Government’s request and dismissed the Judicial Review action. BNL appealed that decision to the Supreme Court on September 7, 2020.

On October 1 and 6, 2020, the Supreme Court reversed the National Court’s decision and granted BNL’s appeals of the two procedural rulings. The Supreme Court has not yet heard BNL’s appeal of the National Court’s dismissal of the Judicial Review action.

On August 25, 2020, the Government of Papua New Guinea purported to grant a new special mining lease covering the Porgera Mine to Kumul Mineral Holdings Limited (“Kumul”), the state-owned mining company. BNL immediately took administrative steps seeking to force the Government of Papua New Guinea to delay or withdraw the issuance of the special mining lease to Kumul. These administrative steps were not successful and on September 24, 2020, BNL commenced another Judicial Review action seeking to quash the decision to issue the special mining lease to Kumul. On January 26, 2021, the National Court granted BNL leave for the Judicial Review. In its decision, the Court declared itself satisfied that there was an arguable case that warrants the grant of the leave.

On July 9, 2020, BNL initiated conciliation proceedings before the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”). Through this conciliation, BNL seeks to reach an agreement for the extension of the SML on terms that will be mutually beneficial to the Company and to all Papua New Guinea stakeholders.

Simultaneously with BNL initiating the conciliation proceedings, Barrick (PD) Australia Pty Limited (“Barrick PD”), the Company’s subsidiary and an investor in the Porgera mine, has given notice to the Government of Papua New Guinea that a dispute has arisen under the Bilateral Investment Treaty (“BIT”) between Papua New Guinea and Australia, and has referred the dispute to arbitration before the ICSID. Barrick PD seeks to recover damages it has already suffered and damages it may suffer in the future by virtue of the Government’s wrongful refusal to grant an extension of the SML. The dispute notice expressly invites the Government to engage in consultations and negotiations in an attempt to resolve the investment treaty dispute.

Porgera Tax Audits

In April 2020, BNL received a position paper from the Internal Revenue Commission (“IRC”) in Papua New Guinea asserting various proposed adjustments and other tax liabilities amounting to $131 million (not including penalties, based on the kina foreign exchange rate as at December 31, 2020) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other taxes to $485 million (including penalties, based on the kina foreign exchange rate as at December 31, 2020). The Company has reviewed the amended assessments and concluded that there is no merit to the IRC’s tax audit adjustments, except for certain immaterial items for which a provision had already been made. BNL filed objections to the amended assessments on November 30, 2020 in accordance with the Papua New Guinea Income Tax Act.

220	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

The Company intends to defend its position vigorously and has not recorded any additional estimated amounts for the potential liability arising from the amended assessments as the Company cannot reasonably predict the outcome.

Tanzania – Concentrate Export Ban and Related Disputes

On March 3, 2017, the GoT announced a general ban on the export of metallic mineral concentrates (the “Ban”) following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban located at the port in Dar es Salaam.

During the second quarter of 2017, the GoT initiated investigations which resulted in allegations of historical undeclared revenue and unpaid taxes by Acacia and its predecessor companies. Acacia subsequently received adjusted assessments for the tax years 2000–2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties. In addition, following the end of the third quarter of 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Acacia disputed these assessments through arbitration and the Tanzanian tax appeals process, respectively.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the GoT introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review. Barrick continues to monitor the impact of all new legislation in light of Acacia’s Mineral Development Agreements with the GoT.

On October 19, 2017, Barrick announced that it had agreed with the GoT on a proposed framework for a new partnership between Acacia and the GoT. Acacia did not participate directly in these discussions as the GoT had informed Barrick that it wished to continue dialogue solely with Barrick. Barrick and the GoT also agreed to form a working group that would focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the GoT included (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the GoT’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the GoT, staged over time, on terms to be settled by the working group. Barrick and the GoT also reviewed the conditions for the lifting of the Ban.

On February 20, 2019, Barrick announced that it had arrived at a proposal with the GoT that set forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania.

On May 19, 2019, the GoT Negotiating Team wrote to Acacia’s three Tanzanian operating companies (the “TMCs”) to indicate that the GoT had resolved not to proceed to execute final agreements for the resolution of Acacia’s disputes if Acacia was one of the counterparties to the agreements.

On July 12, 2019, Acacia’s North Mara mine received a letter from the Mining Commission of the Tanzanian Ministry of Minerals informing it that the Mining Commission is soon to conduct an inspection of North Mara’s gold production (the “No Export Letter”). The No Export Letter stated that export permits for gold shipments from North Mara would be issued following completion of this inspection.

Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorized the resumption of gold exports from North Mara subject to its adherence to the export procedure.

On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia that Barrick did not already own (see “Key Business Developments – Acacia Mining plc”), with the belief that the recommended final offer would enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule 2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT.

On September 12, 2019, the High Court of Justice in England and Wales made an order sanctioning the scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”), and on September 17, 2019, Barrick completed the acquisition of all of the shares of Acacia that the Company did not already own pursuant to the Scheme. Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

The Settlement Payment will be paid in installments, with an initial payment of $100 million which was paid to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

Barrick Gold Corporation | Annual Report 2020	221

Notes to Consolidated Financial Statements

In October 2020, Twiga paid a maiden interim cash dividend of $250 million, of which $40 million was paid to the GoT.

Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

See note 21 of these Financial Statements for impairment losses/reversals arising from these matters.

Tanzanian Revenue Authority Assessments

The Tanzanian Revenue Authority (“TRA”) issued a number of tax assessments to Acacia related to past taxation years from 2002 onwards. Acacia believed that the majority of these assessments were incorrect and filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it was Acacia’s assessment that the relevant assessments and claims by the TRA were without merit.

The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia (then African Barrick Gold plc) to its shareholders from 2010 to 2013. Acacia appealed this assessment on the substantive grounds that, as an English incorporated company, it was not resident in Tanzania for taxation purposes. In August 2020, the Tanzanian Court of Appeal found African Barrick Gold plc (now called Barrick TZ Limited) to be tax resident in Tanzania upholding an earlier decision from the Tanzania Revenue Authority, and that as a result, withholding tax was payable on the dividends of $41.3 million, plus accrued interest, previously declared and paid between 2010 to 2013, inclusive. During October 2020, Barrick TZ Limited filed a motion for the Court of Appeal to review this decision with written submissions following in December 2020. No date has been set for the Court of Appeal to review its decision.

Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia was resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments were levied on certain of Acacia’s net profits before tax. Acacia appealed these assessments at the TRA Board level. Acacia’s substantive grounds of appeal were based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company.

In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. For more information about these adjusted tax assessments, see “Acacia Mining plc – Concentrate Export Ban and Related Disputes” above.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT will receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments.

The terms of the signed agreement are consistent with those previously announced, including the Settlement Payment; the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

The Settlement Payment will be paid in installments, with an initial payment of $100 million which was paid to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.

All of the tax disputes with the TRA were considered resolved as part of the settlement with the GoT described above under “Tanzania – Concentrate Export Ban and Related Disputes.” As noted above, Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

Zaldívar Chilean Tax Assessment

On August 28, 2019, Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada (“CMZ”), received notice of a tax assessment from the Chilean Internal Revenue Service (“Chilean IRS”) amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the “Zaldívar Tax Assessment”). The Zaldívar Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. Following initial meetings with CMZ, the Chilean IRS agreed with CMZ’s position and reduced the Assessment to $575 million including interest and penalties. CMZ will continue discussions with the Chilean IRS, prior to the authority’s final decision.

On March 17, 2020, Compañía Minera Zaldívar Limitada (“CMZ”), Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, filed a claim against the Chilean IRS at the Tax Court of Coquimbo (the “Tax Court”) to nullify the tax assessment relating to the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015 (the “2015 Tax Assessment”). The Chilean IRS filed their response to CMZ’s claim on April 13, 2020.

On May 22, 2020, the Tax Court held a conciliation hearing which did not result in the resolution of the matter. The Tax Court then granted a joint proposal from CMZ and the Chilean IRS to suspend the legal case until October 2020 while settlement discussions continue.

In April 2020, the Chilean IRS initiated an audit of CMZ for 2016 relating to the same claims included in the 2015 Tax Assessment. This audit resulted in a new tax assessment against CMZ (the “2016 Tax Assessment”). On September 9, 2020, CMZ filed a claim at the Tax Court to nullify the 2016 Tax Assessment and the Chilean IRS filed its response on October 7, 2020.

On September 29, 2020, the Tax Court approved CMZ’s request to consolidate its challenges to the 2015 and 2016 Tax Assessments (collectively, the “Zaldívar Tax Assessments”) in a single proceeding. Court proceedings have been delayed as a result of the Covid-19 pandemic, but are expected to commence in March 2021.

The Company believes that the Zaldívar Tax Assessments are without merit and intends to vigorously defend its position. No amounts have been recorded for any potential liability arising from the Zaldívar Tax Assessment as the Company cannot reasonably predict the outcome.

222	Annual Report 2020 | Barrick Gold Corporation

Notes to Consolidated Financial Statements

Massawa Senegalese Tax Dispute

The Company received a Notice for Reassessment, dated May 7, 2020, from the Senegalese Tax Authority (“SRA”) asserting capital gains and withholding tax liabilities and penalties of approximately $228 million (as calculated at December 31, 2020) arising from the disposal of the subsidiary that held the Company’s interest in the Massawa project in March 2020. The amount was subsequently reduced to $216 million (as calculated at December 31, 2020) in a Confirmation of Reassessment dated July 13, 2020. The Company has reviewed the Notice for Reassessment and the Confirmation of Reassessment and has concluded that the proposed tax claims are without merit as Massawa’s mining convention with the State of Senegal specifically precludes them. The Company submitted its responses to the SRA on June 5, 2020 and September 2, 2020, and intends to vigorously defend its position. Discussions with the SRA are ongoing. No amounts have been recorded for any potential liability arising from the Notice for Reassessment or the Confirmation of Reassessment as the Company cannot reasonably predict the outcome.

Barrick Gold Corporation | Annual Report 2020	223

Shareholder Information

Shares are traded on two stock exchanges

New York

Toronto

TICKER SYMBOL

NYSE: GOLD

TSX: ABX

NUMBER OF REGISTERED SHAREHOLDERS AT DECEMBER 31, 2020

15,735

CLOSING PRICE OF SHARES

December 31, 2020

NYSE	US$22.78

TSX	C$29.00

2020 DIVIDEND PER SHARE

US$0.33 (paid in respect of the 2020 financial year)

COMMON SHARES

(millions)

Outstanding at December 31, 2020	1,778

Weighted average in 2020

Basic	1,778

Fully diluted	1,778

The Company’s shares were split on a two-for-one basis in 1987, 1989 and 1993.

VOLUME OF SHARES TRADED

(millions)	2020	2019

NYSE	4,704	3,690

TSX	1,285	1,171

SHARE TRADING INFORMATION

New York Stock Exchange

	Share Volume (millions)		High		Low

Quarter	2020	2019	2020	2019	2020	2019

First	1,200	981	US$22.57	US$14.54	US$12.65	US$11.52

Second	1,213	882	28.50	16.45	18.26	11.65

Third	1,177	1,109	31.22	20.06	25.87	14.85

Fourth	1,114	718	29.60	18.83	22.22	16.07

	4,704	3,690
Toronto Stock Exchange

	Share Volume (millions)		High		Low

Quarter	2020	2019	2020	2019	2020	2019

First	356	373	C$29.93	C$19.49	C$17.52	C$15.37

Second	325	280	40.13	21.67	25.86	15.72

Third	310	325	41.09	26.69	34.36	19.79

Fourth	294	193	38.76	24.49	28.60	21.25

	1,285	1,171

224	Annual Report 2020 | Barrick Gold Corporation

Shareholder Information

DIVIDEND POLICY

The Board of Directors reviews the dividend policy quarterly based on the cash requirements of the Company’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Company.

DIVIDEND PAYMENTS

In 2019, Barrick paid an aggregate cash dividend of $0.20 per common share – $0.07 on January 14, $0.04 on June 17, $0.04 on September 16 and $0.05 on December 16.

In 2020, Barrick paid an aggregate cash dividend of $0.31 per common share – $0.07 on March 16, $0.07 on June 15, $0.08 on September 15 and $0.09 on December 15.

RETURN OF CAPITAL

Barrick announced a proposal for a return of capital distribution for shareholder approval at the Annual and Special Meeting on May 4, 2021. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates. It is proposed that the total distribution of $750 million will be effected in three equal tranches to shareholders of record on dates to be determined in May, August and November 2021.

FORM 40-F

The Company’s Annual Report on Form 40-F is filed with the United States Securities and Exchange Commission. This report is available on Barrick’s website www.barrick.com and will be made available to shareholders, without charge, upon written request to the Secretary of the Company at the Head Office at corporatesecretary@barrick.com or at 416-861-9911.

SHAREHOLDER CONTACTS

Shareholders are welcome to contact the Investor Relations Department for general information on the Company at investor@barrick.com or at 416-861-9911.

For more information on such matters as share transfers, dividend cheques and change of address, inquiries should be directed to the Company’s Transfer Agents.

TRANSFER AGENTS AND REGISTRARS

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec, Canada H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15th Avenue

Brooklyn, NY 11219, USA

Telephone: 1-800-387-0825

Toll-free throughout North America

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com/ca-en

AUDITORS

PricewaterhouseCoopers LLP

Toronto, Canada

ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Shareholders will be held on Tuesday, May 4, 2021 at 10:00 am (Toronto time).

Please visit www.Barrick.com/investors/AGM for meeting details.

Barrick Gold Corporation | Annual Report 2020	225

Cautionary Statement on

Forward-Looking Information

Certain information contained or incorporated by reference in this Annual Report 2020, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “vision”, “target”, “plan”, “opportunities”, “objective”, “pursuit”, “assume”, “intend”, “intention”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “strategy”, “prospective”, “following”, “future”, “aim”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this Annual Report 2020 contains forward-looking statements including, without limitation, with respect to: Barrick’s goal to be the world’s most valued gold mining business; Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures, including with respect to Barrick’s 5-year plan for the Group and each of its North America, Latin America and Asia Pacific and Africa and the Middle East regions and Barrick’s 10-year production profile; mine life and production rates; Barrick’s engagement with local communities to manage the Covid-19 pandemic; potential mineralization and metal or mineral recoveries; our ability to identify, invest in and develop potential Tier One, Tier Two and strategic assets; our strategies and plans with respect to environmental matters, including climate change, greenhouse gas emissions reduction targets, and tailings storage facility management projects; our future plans, growth potential, financial strength, investments and overall strategy, including with respect to dispositions of non-core assets, maximizing the long-term value of our strategic copper business, and our participation in the future consolidation of the gold industry; our plans and expected completion and benefits of our growth and capital projects, including construction of twin exploration declines at Goldrush, the Turquoise Ridge Third Shaft, the Pueblo Viejo plant and tailings facility expansion, the Phase 6 leach pad expansion and power transmission projects at Veladero, ongoing evaluation of the Pascua-Lama project in Chile and Argentina including the potential to develop the Argentine and Chilean sides of the project separately; Bulyanhulu production ramp-up, the expansion of underground mining at Loulo-Gounkoto, the new underground portal under development at Hemlo, and the Zaldívar chloride leach project; our ability to convert resources into reserves; cost reduction initiatives and the potential for North Mara and Bulyanhulu to reach Tier One status as a combined complex; the proposed return of capital distribution, including the timing and amount of the distribution; the partnership between Barrick and the Government of Tanzania (“GoT”) and the agreement to resolve all outstanding disputes between Acacia and the GoT; Barrick and Barrick Niugini Limited’s response to the government of Papua New Guinea’s decision not to extend Porgera’s special mining lease; the agreement in principle regarding arrangements for a new Porgera partnership with Papua New Guinea, and efforts to reach a binding memorandum of agreement; the duration of the temporary suspension of operations at Porgera; asset sales, joint ventures and partnerships; our sustainability strategy and performance as measured by our Sustainability Scorecard; economic and social development priorities within our host communities, including local hiring, procurement, training and community development initiatives; our digital innovation initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this Annual Report 2020 in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; disruption of supply routes which may cause delays in construction and mining activities at Barrick’s more remote properties; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licences by governmental authorities, including non-renewal of Porgera’s Special Mining Lease; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the

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Cautionary Statement on Forward-Looking Information

initiatives described in this Annual Report 2020 are still in the early stages and may not materialize; whether benefits expected from recent transactions are realized; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Report 2020 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this Annual Report 2020. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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Corporate Office and

General Inquiries

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Toll Free (North America): 1-800-720-7415

www.barrick.com

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Responsible environmental management is a crucial aspect of Barrick’s sustainability vision, which is why this annual report has been printed on 100% recycled paper. By choosing to use this paper instead of standard stock, we have made the following environmental savings: 203 trees 15,130 gallons of waste water 29,015lbs of greenhouse gas emissions 334 million BTUs of total energy Specifications of this paper: Biogas energy: The paper has been manufactured using a gas produced from decomposing landfill waste. Biogas, a sustainable and local energy, is transported to the mill by pipeline to reduce greenhouse gas emissions. Process chlorine free (PCF): Recycled paper that is manufactured with a chlorine-free process. Post-consumer fiber: Material that is reclaimed from a consumer or commercial product that has been used for its intended purpose by individuals, households or by commercial, industrial and institutional facilities in their role as end-users of the product.

BARRICK GOLD CORPORATION Corporate Office: TD Canada Trust Tower 161 Bay Street, Suite 3700 Toronto, Canada M5J 2S1 Tel: +1 416 861-9911 Toll-free throughout North America: 1 800 720-7415 Connect with us www.barrick.com